CHINA DISCOVERY ACQUISITION CORP.
TOWER C, VAN TONE CENTRE,SUITE 1203,  6 CHAOWAI STREET,
CHAOYANG DISTRICT, BEIJING 100020
PEOPLE’S REPUBLIC OF CHINA

TO THE SHAREHOLDERS OF
CHINA DISCOVERY ACQUISITION CORP.:

You are cordially invited to attend an extraordinary general meeting of shareholders of China Discovery Acquisition Corp. (“China Discovery”) to be held on ____________________, 2009.  At the meeting, you will be asked to consider proposals to approve the acquisition by China Discovery of all of the outstanding securities of the parent company of HeNan Smart Food Company Limited, referred to in this proxy statement as HeNan Smart Food, resulting in HeNan Smart Food becoming an indirect wholly owned subsidiary of China Discovery.  HeNan Smart Food is a leading producer and distributor of instant noodles in the People’s Republic of China.

The extraordinary general meeting will be held at 10:00 a.m., local time, on ____________________, 2009, at the offices of China Discovery’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154 .  At this important meeting, you will be asked to consider and vote upon the following:

•
The proposed acquisition by China Discovery of all of the outstanding securities of the parent company of HeNan Smart Food, resulting in HeNan Smart Food becoming an indirect wholly owned subsidiary of China Discovery and the transactions contemplated by the stock purchase agreement, dated as of April 8, 2009 by and among HeNan Smart Food, Fenland Investments Limited, Calendar Profits Limited, Honest Joy Group Limited, Mr. Wang Youli, and China Discovery.  This agreement is referred to as the stock purchase agreement and the acquisition of all of the outstanding shares of the parent company of HeNan Smart Food pursuant to the stock purchase agreement as the acquisition.  This proposal is referred to as the acquisition proposal;

•
To elect seven (7) directors to the Board of Directors of China Discovery each to serve until his or her term has expired and until his or her successor is duly elected and qualified. This proposal is referred to as the election proposal;

•
Amending China Discovery’s Memorandum and Articles of Association and passing the required resolution to change China Discovery’s corporate name to [Si Mei Te Food Limited] as a special resolution. This proposal is referred to as the name change proposal;

•
Amending China Discovery’s Memorandum and Articles of Association and passing the required resolution to increase the share capital of China Discovery from 26,000,000 shares to 101,000,000 shares consisting of 100,000,000 ordinary shares with a par value of $0.0001 per share and 1,000,000 shares of preferred stock with a par value of $0.0001 per share as a special resolution. This proposal is referred to as the increased capital proposal;

•
Amending China Discovery’s Memorandum and Articles of Association as described in this proxy statement as a special resolution. This proposal is referred to as the continuation proposal, and the name change proposal, increased capital proposal and continuation proposal are collectively referred to as the amendment proposals; and

•	The approval of any adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies. This proposal is referred to as the adjournment proposal.

Pursuant to China Discovery’s Memorandum and Articles of Association, China Discovery is required to obtain shareholder approval of the acquisition.  China Discovery’s initial shareholders have agreed to vote the 1,355,000 ordinary shares of China Discovery owned by them prior to China Discovery’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in China Discovery’s initial public offering.  The initial shareholders have agreed not to demand redemption rights with respect to any of their initial shares (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

In addition, each shareholder (other than China Discovery’s initial shareholders) who votes against the acquisition has the right to concurrently demand that China Discovery redeem his or her shares for cash equal to a pro rata portion of the trust account in which the net proceeds of China Discovery’s initial public offering were deposited.  China Discovery will not be permitted to consummate the acquisition if holders of 1,725,000 or more of the shares purchased in China Discovery’s initial public offering (such figure representing 30% of the shares sold in China Discovery’s initial public offering) vote against the acquisition and demand redemption of their shares.

To avoid being required to liquidate, as provided in its charter, China Discovery needs, by June 26, 2009, to consummate a business combination. Under its charter as currently in effect, if China Discovery does not acquire at least majority control of a target business by June 26, 2009, China Discovery will dissolve and distribute to its public shareholders the amount in the trust account plus any remaining net assets. Following dissolution, China Discovery would no longer exist as a corporation.  In the event that the acquisition is not consummated, China Discovery will not have sufficient time to complete a different business combination and will dissolve and liquidate.

Upon the closing of the transactions contemplated in the stock purchase agreement, China Discovery will acquire 100% of the issued and outstanding shares of the parent company of HeNan Smart Food in exchange for an aggregate of 14,700,000 China Discovery ordinary shares and $3,000,000, of which 3,000,000 shares to be issued to one of HeNan Smart Food’s ultimate shareholders will be held back and placed in escrow and which may be used to satisfy HeNan Smart Food’s indemnification obligations in the stock purchase agreement. In addition, pursuant to an earn-out provision in the stock purchase agreement, China Discovery has agreed to issue to HeNan Smart Food’s current shareholders, pro rata, additional shares as follows: (i) 1,800,000 shares if the combined company achieves net income of at least $30,000,000 for the fiscal year ending December 31, 2009; (ii) 2,500,000 shares if the combined company achieves net income of at least $40,000,000 for the fiscal year ending December 31, 2010; and (iii) 2,500,000 shares if the combined company achieves net income of at least $52,000,000 for the fiscal year ending December 31, 2011.  In the event 75% (4,312,500 warrants) or more of the public warrants are exercised, China Discovery will make a $2,500,000 payment to each of Fenland and Calendar (an aggregate of $5,000,000).  Upon consummation of the acquisition, China Discovery will change its name to [Si Mei Te Food Limited].

Immediately after completion of the acquisition, if no shareholder exercises his or her redemption rights, China Discovery’s current shareholders will own approximately 32.6% of China Discovery’s outstanding ordinary shares (assuming no China Discovery warrants are exercised). China Discovery’s public shareholders alone will own approximately 26.4% of the combined company, its initial shareholders, including its officers and directors, will own approximately 6.2% of the combined company, and former HeNan Smart Food shareholders will own approximately 67.4% of the combined company. Following the acquisition, the officers and directors of China Discovery and HeNan Smart Food combined will beneficially own approximately 73.6% of China Discovery’s ordinary shares.

China Discovery’s ordinary shares, warrants and units are quoted on the OTC Bulletin Board under the symbols CADQE, CADWE and CADUE. HeNan Smart Food is a company organized under the laws of the People’s Republic of China. China Discovery expects its securities to continue to be quoted on the OTC Bulletin Board following consummation of the acquisition although the trading symbols will change.

After careful consideration of all relevant factors, China Discovery’s Board of Directors has determined that the foregoing are fair to and in the best interests of China Discovery and its shareholders, and has recommended that you vote or give instruction to vote “FOR” adoption of each of them.

2

Enclosed is a notice of extraordinary general meeting and proxy statement containing detailed information concerning the acquisition, the other proposals and the meeting. Whether or not you plan to attend the extraordinary general meeting, we urge you to read this material carefully and vote your shares.

I look forward to seeing you at the meeting.

Sincerely,

Li Wen Shi
Chairman of the Board

YOUR VOTE IS IMPORTANT. WHETHER YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING OR NOT, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE.

3

CHINA DISCOVERY ACQUISITION CORP.
TOWER C, VAN TONE CENTRE,SUITE 1203,  6 CHAOWAI STREET,
CHAOYANG DISTRICT, BEIJING 100020
PEOPLE’S REPUBLIC OF CHINA

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ____________________, 2009

TO THE SHAREHOLDERS OF
CHINA DISCOVERY ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of China Discovery Acquisition Corp., a Cayman Islands company, will be held at 10:00 a.m., local time, on ____________________, 2009, at the offices of China Discovery’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154 to consider and vote upon proposals to approve:

•
The proposed acquisition by China Discovery of all of the outstanding securities of the parent company of HeNan Smart Food, resulting in HeNan Smart Food becoming an indirect wholly owned subsidiary of China Discovery and the transactions contemplated by the stock purchase agreement, dated as of April 8, 2009 by and among HeNan Smart Food, Fenland Investments Limited, Calendar Profits Limited, Honest Joy Group Limited, Mr. Wang Youli, and China Discovery.  This agreement is referred to as the stock purchase agreement and the acquisition of all of the outstanding shares of the parent company of HeNan Smart Food pursuant to the stock purchase agreement as the acquisition.  This proposal is referred to as the acquisition proposal;

•
To elect seven (7) directors to the Board of Directors of China Discovery each to serve until his or her term has expired and until his or her successor is duly elected and qualified. This proposal is referred to as the election proposal;

•
Amending China Discovery’s Memorandum and Articles of Association and passing the required resolution to change China Discovery’s corporate name to [Si Mei Te Food Limited] as a special resolution. This proposal is referred to as the name change proposal;

•
Amending China Discovery’s Memorandum and Articles of Association and passing the required resolution to increase the share capital of China Discovery from 26,000,000 shares to 101,000,000 shares consisting of 100,000,000 ordinary shares with a par value of $0.0001 per share and 1,000,000 shares of preferred stock with a par value of $0.0001 per share as a special resolution. This proposal is referred to as the increased capital proposal;

•	Amending China Discovery’s Memorandum and Articles of Association as described in this proxy statement as a special resolution; and

•	The approval of any adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies.

Pursuant to China Discovery’s Memorandum and Articles of Association, China Discovery is required to obtain shareholder approval of the acquisition.  China Discovery’s initial shareholders have agreed to vote the 1,355,000 ordinary shares of China Discovery owned by them prior to China Discovery’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in China Discovery’s initial public offering.  The initial shareholders have agreed not to demand redemption rights with respect to any of their initial shares (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

4

The Board of Directors has fixed the record date as the close of business on _____________________, 2009, the date for determining China Discovery shareholders entitled to receive notice of and vote at the extraordinary general meeting and any adjournment thereof. Only holders of record of China Discovery ordinary shares on that date are entitled to have their votes counted at the extraordinary general meeting or any adjournment.  These proxy materials are first being mailed to China Discovery’s shareholders on or about _____________________, 2009.

Your vote is important. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the extraordinary general meeting.  If you are a shareholder of record, you may also cast your vote in person at the extraordinary general meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank how to vote your shares, or you may cast your vote in person at the extraordinary general meeting by obtaining a legal proxy from your brokerage firm or bank.  Your failure to vote or instruct your broker or bank how to vote will have the same effect as voting against the acquisition proposal and will have no effect on the vote to approve the proposals to amend China Discovery’s Memorandum and Articles of Association, regarding the election of directors, or regarding the adjournment .

After careful consideration of all relevant factors, China Discovery’s Board of Directors has determined that the foregoing proposals are fair to and in the best interests of China Discovery and its shareholders, and has recommended that you vote or give instruction to vote “FOR” adoption of each of them.

Dated:  _____________________, 2009

By Order of the Board of Directors,

Li Wen Shi
Chairman of the Board

5

TABLE OF CONTENTS

Summary of The Material Terms of The Acquisition	1

Questions and Answers About The Acquisition and The China Discovery Extraordinary General Meeting	2

Summary	7

Risk Factors	14

Price Range of Securities and Dividends	32

The China Discovery Extraordinary General Meeting	34

Proposal to Acquire HeNan Smart Food	39

Material United States Federal Income Tax Considerations	47

Proposal to Elect Directors	54

Proposal to Change Name to [Si Mei Te Food Limited]	55

Proposal to Increase Share Capital	56

Proposal to Amend China Discovery’s Memorandum and Articles of Association to Remove Certain Provisions That Are No Longer Applicable to China Discovery	57

Proposal to Adjourn or Postpone The Extraordinary General Meeting for the Purpose of Soliciting Additional Proxies	58

Information About HeNan Smart Food	59

HeNan Smart Food Management’s Discussion and Analysis of Financial Condition and Results of Operations	72

Information About China Discovery	79

China Discovery Management’s Discussion And Analysis or Plan of Operations	82

Unaudited Pro Forma Condensed Combined Financial Statements	84

Management, Corporate Governance and Compensation	92

Certain Relationships and Related Transactions	100

Beneficial Ownership of Securities	104

6

Shares Eligible For Future Sale	107

China Discovery’s Securities	109

Shareholder Proposals	114

Delivery of Documents to Shareholders	114

Where You Can Find More Information	114

Index To Financial Statements	F-1

Annexes

A	-	Amended and Restated Memorandum and Articles of Association for China Discovery

B	-	Stock purchase agreement

C	-	Opinion of Jingtian & Gongcheng issued in connection with the restructuring

If you would like additional copies of this proxy, or if you have questions about the acquisition, you should contact:

Karen Smith
Advantage Proxy
24925 13th Place South
Des Moines, Washington 98198
206-870-8565

To obtain timely delivery of requested materials, security holders must request the information no later than five business days before the date they submit their proxies or attend the extraordinary general meeting. The latest date to request the information to be received timely is _____________________, 2009.

7

SUMMARY OF THE MATERIAL TERMS OF THE ACQUISITION

This Proxy relates to the acquisition by China Discovery of all of the outstanding securities of the parent company of HeNan Smart Food, referred to in this proxy statement as HeNan Smart Food, resulting in HeNan Smart Food becoming an indirect wholly owned subsidiary of China Discovery. The most material terms of the acquisition are as follows:

•
China Discovery is a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business, through contractual arrangements, that has its principal operations located in the People’s Republic of China. HeNan Smart Food is a leading producer and distributor of instant noodles in the People’s Republic of China.  See the sections entitled “Information about China Discovery” and “Information about HeNan Smart Food.”

•	China Discovery will acquire all the outstanding equity securities of the parent company of HeNan Smart Food.
•
The consummation of the transaction is subject to certain conditions including the approval of the transaction by China Discovery’s shareholders and holders of fewer than 1,725,000 of China Discovery’s public shares exercising certain redemption rights they possess. See the sections entitled “The China Discovery Extraordinary General Meeting” and “Proposal to Acquire HeNan Smart Food.”

•
Upon the closing of the transactions contemplated in the stock purchase agreement, China Discovery will acquire 100% of the issued and outstanding shares of the parent company of HeNan Smart Food in exchange for an aggregate of 14,700,000 China Discovery ordinary shares and $3,000,000, of which 3,000,000 shares to be issued to one of HeNan Smart Food’s ultimate shareholders will be held back and placed in escrow and which may be used to satisfy HeNan Smart Food’s indemnification obligations in the stock purchase agreement.

•
Pursuant to an earn-out provision in the stock purchase agreement, China Discovery has agreed to issue to HeNan Smart Food’s current shareholders, pro rata, additional shares as follows: (i) 1,800,000 shares if the combined company achieves net income of at least $30,000,000 for the fiscal year ending December 31, 2009; (ii) 2,500,000 shares if the combined company achieves net income of at least $40,000,000 for the fiscal year ending December 31, 2010; and (iii) 2,500,000 shares if the combined company achieves net income of at least $52,000,000 for the fiscal year ending December 31, 2011.

•
In the event 75% (4,312,500 warrants) or more of the public warrants are exercised, China Discovery will make a $2,500,000 payment to two of HeNan Smart Food’s ultimate shareholders (an aggregate of $5,000,000).

•	Upon consummation of the acquisition, China Discovery will change its name to [Si Mei Te Food Limited].
•
It is a requirement that any business acquired by China Discovery have a fair market value equal to at least 80% of China Discovery’s net assets at the time of acquisition, which assets shall include the amount in the trust account. Based on the financial analysis of Smart Food generally used to approve the transaction, China Discovery’s Board of Directors determined that this requirement was met and exceeded.  See the section entitled “Proposal to Acquire HeNan Smart Food—Satisfaction of 80% Test.”

•
All current China Discovery shareholders together will own approximately 32.6% of the post-acquisition company, a reduction in percentage ownership of 67.4%.  Current holders of China Discovery’s publicly traded ordinary shares will own approximately 26.4%, a reduction in their percentage ownership of approximately 54.5%.

QUESTIONS AND ANSWERS ABOUT THE ACQUISITION
AND THE CHINA DISCOVERY EXTRAORDINARY GENERAL MEETING

These questions and answers are only summaries of the matters they discuss.  Please read this entire proxy statement.

Q.	What is being voted on?
A.       You are being asked to vote on six proposals:

•     The proposed acquisition by China Discovery of all of the outstanding securities of the parent company of HeNan Smart Food, resulting in HeNan Smart Food becoming an indirect wholly owned subsidiary of China Discovery and the transactions contemplated by the stock purchase agreement, dated as of April 8, 2009 by and among HeNan Smart Food, Fenland Investments Limited, Calendar Profits Limited, Honest Joy Group Limited, Mr. Wang Youli, and China Discovery.  This agreement is referred to as the stock purchase agreement and the acquisition of all of the outstanding shares of the parent company of HeNan Smart Food pursuant to the stock purchase agreement as the acquisition.  This proposal is referred to as the acquisition proposal;

•     To elect seven (7) directors to the Board of Directors of China Discovery each to serve until his or her term has expired and until his or her successor is duly elected and qualified. This proposal is referred to as the election proposal;

•      Amending China Discovery’s Memorandum and Articles of Association and passing the required resolution to change China Discovery’s corporate name to [Si Mei Te Food Limited] as a special resolution. This proposal is referred to as the name change proposal;

•     Amending China Discovery’s Memorandum and Articles of Association and passing the required resolution to increase the share capital of China Discovery from 26,000,000 shares to 101,000,000 shares consisting of 100,000,000 ordinary shares with a par value of $0.0001 per share and 1,000,000 shares of preferred stock with a par value of $0.0001 per share as a special resolution. This proposal is referred to as the increased capital proposal;

•     Amending China Discovery’s Memorandum and Articles of Association as described in this proxy statement as a special resolution; and

•     The approval of any adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies.

Pursuant to China Discovery’s Memorandum and Articles of Association, China Discovery is required to obtain shareholder approval of the acquisition of HeNan Smart Food.

Q.	Why is China Discovery proposing to elect seven (7) directors to its Board of Directors?	A. China Discovery is proposing to elect seven (7) members to its Board of Directors in connection with the acquisition as provided in the stock purchase agreement.

Q	Why is China Discovery proposing to amend its Memorandum and Articles of Association?
A.       China Discovery is proposing to amend its Memorandum and Articles of Association at the time of the acquisition to (1) change China Discovery’s corporate name to [Si Mei Te Food Limited], (2) increase the share capital of China Discovery from 26,000,000 shares to 101,000,000 shares consisting of 100,000,000 ordinary shares with a par value of $0.0001 per share and 1,000,000 shares of preferred stock with a par value of $0.0001 and (3) revise the Memorandum and Articles of Association to remove certain provisions that are no longer applicable to China Discovery as specified on page 57.  These changes will permit China Discovery to issue the shares necessary to consummate the acquisition and reflect that China Discovery would then be an operating company.

Q.	Why is China Discovery proposing to approve any adjournment or postponement of the extraordinary general meeting?
A.       China Discovery is proposing to approve any adjournment or postponement of the extraordinary general meeting so that it may delay the meeting in the event that it appears that the other proposals to be presented at the meeting will not be approved. This will provide China Discovery’s management and proxy solicitor more time to solicit shareholders to vote or change their votes.

Q.	Are any proposals conditioned on the approval of the other proposals?
A.       The proposals relating to the amendment of China Discovery’s Memorandum and Articles of Association and the election of directors will not be effected, even if approved, if the proposal relating to the acquisition of HeNan Smart Food is not approved. No other proposal is conditioned on the approval of any other proposal.

Q.	How do the China Discovery insiders intend to vote their shares?
A.       China Discovery’s initial shareholders have agreed to vote the 1,355,000 ordinary shares of China Discovery owned by them prior to China Discovery’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in China Discovery’s initial public offering.  The initial shareholders have agreed not to demand redemption rights with respect to any of their initial shares (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

Q.	What vote is required to approve the acquisition?
A.       Under China Discovery’s Memorandum and Articles of Association, approval of the acquisition requires the affirmative vote of holders of a majority of China Discovery’s outstanding ordinary shares which are present and entitled to vote at the meeting. However, if the holders of 1,725,000 or more shares purchased in China Discovery’s initial public offering (public shareholders owning 30% or more of the ordinary shares sold in China Discovery’s initial public offering) vote against the acquisition and demand that China Discovery redeem their shares into pro rata portions of the trust account established at the time of the initial public offering (as described below), China Discovery will not be permitted to consummate the acquisition pursuant to its Memorandum and Articles of Association.

As noted above, all of China Discovery’s founding shareholders, including all of its officers and directors, have agreed to vote their respective 1,355,000 initial shares in accordance with the majority of the ordinary shares voted by the public shareholders. As a result, if a majority of the ordinary shares voted by the public shareholders are voted in favor of the proposed acquisition of HeNan Smart Food, China Discovery’s founding shareholders, including all of its officers and directors, will vote all of their 1,355,000 initial shares in favor of such proposed acquisition. This voting arrangement does not apply to shares included in shares purchased in China Discovery’s initial public offering or purchased following China Discovery’s initial public offering in the aftermarket by any of China Discovery’s founding shareholders, officers and directors. Accordingly, they may vote those shares on a business combination any way they choose.  China Discovery’s founding shareholders have agreed not to demand redemption rights with respect to any of their initial shares (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

Q.	What vote is required to adopt the amendments to the Memorandum and Articles of Association and to change China Discovery’s name?
A.       Approval of the amendments to the Memorandum and Articles of Association will require the affirmative vote of the holders of two-thirds of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum.   However, proposals relating to the amendment of China Discovery’s Memorandum and Articles of Association will not be effected, even if approved by shareholders in such manner, unless the acquisition proposal with HeNan Smart Food is also approved and consummated.

Q	What vote is required to elect the directors?
A.       The election of each director will require the affirmative vote of the holders of a majority of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum.   However, the new directors will not be appointed and qualified as directors, even if approved by shareholders in such manner, unless the acquisition proposal with HeNan Smart Food is also approved and consummated.

Q	Who will manage China Discovery and HeNan Smart Food?	A. Following the acquisition, the current members of the management of HeNan Smart Food will remain in place and China Discovery’s current management team will resign.

Q.	How much of China Discovery will its current shareholders own following the acquisition?
A.       Based on the consideration to be paid to the shareholders of HeNan Smart Food, if no China Discovery shareholders demand to redeem their shares into a pro rata portion of the IPO trust account, China Discovery’s pre-acquisition holders of ordinary shares will own in the aggregate approximately 32.6% (holders of shares purchased in China Discovery’s initial public offering will own approximately 26.4%) of China Discovery’s post-acquisition ordinary shares.

Q.	How much dilution will China Discovery shareholders experience?
A.       There are 7,105,000 China Discovery ordinary shares currently outstanding, 5,750,000 (approximately 81%) of which are trading publicly.  Up to 14,700,000 shares will be issued for the acquisition of HeNan Smart Food.  Therefore, all current China Discovery shareholders together will own approximately 32.6% of the post-acquisition company, a reduction in percentage ownership of 67.4%.  Current holders of China Discovery’s publicly traded ordinary shares will own approximately 26.4%, a reduction in their percentage ownership of approximately 54.5%.  In addition, pursuant to an earn-out provision in the stock purchase agreement, China Discovery has agreed to issue to HeNan Smart Food’s current shareholders, pro rata, additional shares as follows: (i) 1,800,000 shares if the combined company achieves net income of at least $30,000,000 for the fiscal year ending December 31, 2009; (ii) 2,500,000 shares if the combined company achieves net income of at least $40,000,000 for the fiscal year ending December 31, 2010; and (iii) 2,500,000 shares if the combined company achieves net income of at least $52,000,000 for the fiscal year ending December 31, 2011.

Q.	Do China Discovery shareholders have redemption rights?
A.       If you hold ordinary shares purchased in China Discovery’s initial public offering and you vote against the acquisition, you will have the right to demand that China Discovery redeem your shares into a pro rata portion of the trust account.

Q	If I have redemption rights, how do I exercise them?
A.       If you wish to exercise your redemption rights, you must vote against the acquisition and at the same time demand that China Discovery redeem your shares for cash. If, notwithstanding your vote, the acquisition is completed, you will be entitled to receive a pro rata portion of the trust account, including any interest earned thereon until two business days prior to the consummation of the transaction (net of taxes payable).   As of March 31, 2009, the amount in trust was approximately $33,678,745.   Based on that number, a person exercising his or her redemption rights would be entitled to receive approximately $5.86 per share.  You will be entitled to receive this cash only if you continue to hold your shares through the closing of the acquisition and tender your share certificate(s) per the instructions included on the proxy card. In connection with tendering your shares for conversion, you must elect either to physically tender your stock certificates to the Company’s transfer agent prior to the special meeting or to deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares. The requirement for physical or electronic delivery prior to the special meeting ensures that a converting holder’s election to convert is irrevocable once the proposal is approved.  Upon redemption of your shares, you will no longer own them.   You must follow the instructions on the proxy card and send your share certificate(s) with your proxy card in order to exercise your redemption rights.

Q.	Do China Discovery shareholders have dissenter or appraisal rights under Cayman Islands law?	A. No.

Q.	What happens following the acquisition to the funds deposited in the trust account?
A.       China Discovery shareholders exercising redemption rights will receive their pro rata portions of the trust account.  The balance of the funds in the account will be used to pay the deferred underwriter compensation or be retained by China Discovery for operating capital subsequent to the closing of the acquisition.

Q.	What happens if the acquisition is not consummated?
A.         In the event that the acquisition is not consummated, China Discovery will not have sufficient time to complete a different business combination and will dissolve and liquidate.  To avoid being required to liquidate, as provided in its charter, China Discovery needs, by June 26, 2009, to consummate a business combination. Under its charter as currently in effect, if China Discovery does not acquire at least majority control of a target business by June 26, 2009, China Discovery will dissolve and distribute to its public shareholders the amount in the trust account plus any remaining net assets. Following dissolution, China Discovery would no longer exist as a corporation.

In any liquidation, the funds then held in the trust account, together with any remaining out-of-trust net assets, will be distributed pro rata to China Discovery’s ordinary shareholders who hold shares issued in China Discovery’s initial public offering (other than the initial shareholders, each of whom has waived any right to any liquidation distribution with respect to their initial shares and the shares included within the insider units).  See the risk factor on page 14 of this proxy statement relating to risks associated with the dissolution of China Discovery.

Q.	When do you expect the acquisition to be completed?	A. If the acquisition is approved at the extraordinary general meeting, China Discovery expects to consummate the acquisition promptly thereafter.

Q.	If I am not going to attend the extraordinary general meeting in person, should I return my proxy card instead?
A.           Yes. After carefully reading and considering the information in this document, please fill out and sign your proxy card. Then return it in the return envelope as soon as possible, so that your shares may be represented at the extraordinary general meeting.  A properly executed proxy will be counted for the purpose of determining the existence of a quorum.

Q.	What will happen if I abstain from voting or fail to vote?
A.           Abstaining from voting or not voting on the acquisition proposal, either in person or by proxy or voting instruction, will have the same effect as a vote against such proposal since the vote to approve the acquisition proposal requires affirmative vote of holders of a majority of China Discovery’s outstanding ordinary shares issued in the initial public offering which are present and entitled to vote at the meeting. Broker non-votes will have no effect on the vote to approve the acquisition. Abstaining from voting or not voting on the proposals to amend China Discovery’s Memorandum and Articles of Association, the election of directors and the adjournment proposal (including broker non-votes), either in person or by proxy or voting instruction, will have no effect on the vote to approve each such proposal since the vote to approve each of these proposals requires affirmative vote of the holders of a majority or two-thirds of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum. An abstention will not count toward the 30% “against and redeeming” vote that would result in the acquisition’s abandonment, and you would be unable to exercise any redemption rights upon approval of the acquisition. If the proposal relating to the acquisition is not approved, China Discovery will not consummate the acquisition of HeNan Smart Food, and not go forward with the amendments to China Discovery’s Memorandum and Articles of Association and the election of directors. To demand redemption, you must vote against the acquisition and elect to redeem your shares.

Q.	How do I change my vote?
A.       Send a later-dated, signed proxy card to China Discovery’s secretary prior to the date of the extraordinary general meeting or attend the extraordinary general meeting in person and vote.  You also may revoke your proxy by sending a notice of revocation to Beatrice Hom, China Discovery Acquisition Corp., Tower C, Van Tone Centre, Suite 1203,  6 Chaowai Street, Chaoyang District, Beijing 100020, People’s Republic Of China.

Q.	If my shares are held in “street name,” will my broker automatically vote them for me?
A.       No. Your broker can vote your shares only if you provide instructions on how to vote.  You should instruct your broker to vote your shares.  Your broker can tell you how to provide these instructions.

Q.	Who can help answer my questions?	A. If you have questions, you may write or call China Discovery’s proxy solicitor Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, 206-870-8565, Attention: Karen Smith.

Q.	Where will the extraordinary general meeting be held?	A. The meeting will be held at the offices of China Discovery’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154 .

SUMMARY

This section summarizes information related to the proposals to be voted on at the extraordinary general meeting and to the consideration to be offered to the HeNan Smart Food shareholders. These items are described in greater detail elsewhere in this proxy statement. You should carefully read this entire proxy statement and the other documents to which it refers you.

The Companies

China Discovery Acquisition Corp.

China Discovery is a Cayman Islands company organized on October 16, 2007 as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business, through contractual arrangements, that has its principal operations located in the People’s Republic of China.

China Discovery’s initial business combination must be with a target business or businesses with a collective fair market value of at least equal to 80% of its net assets (excluding any funds held in the trust account for the benefit of the underwriters) at the time of such acquisition. If China Discovery is unable to consummate a business combination within the allotted time periods set forth in its initial public offering prospectus, China Discovery will implement a plan of dissolution and distribution which will include the liquidation of the trust account to China Discovery’s public shareholders.

The mailing address of China Discovery’s principal executive office is Tower C, Van Tone Centre, Suite 1203,  6 Chaowai Street, Chaoyang District, Beijing 100020, People’s Republic of China, and its telephone number is (86) 106214-3561.

HeNan Smart Food

HeNan Smart Food is a leading producer and distributor of instant noodles in the People’s Republic of China.

The mailing address of HeNan Smart Food’s principal executive offices is No. 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, and its telephone number is (86)311 83827688.

The Acquisition

On April 8, 2009, HeNan Smart Food, Fenland Investments Limited, Calendar Profits Limited, Honest Joy Group Limited, Mr. Wang Youli, and China Discovery entered into a stock purchase agreement pursuant to which China Discovery would acquire all of the outstanding ordinary shares of the parent company of HeNan Smart Food, and HeNan Smart Food would become China Discovery’s wholly owned subsidiary.  Upon the closing of the transactions contemplated in the stock purchase agreement, China Discovery will acquire 100% of the issued and outstanding shares of the parent company of HeNan Smart Food in exchange for an aggregate of 14,700,000 China Discovery ordinary shares and $3,000,000, of which 3,000,000 shares to be issued to one of HeNan Smart Food’s ultimate shareholders will be held back and placed in escrow and which may be used to satisfy HeNan Smart Food’s indemnification obligations in the stock purchase agreement. In addition, pursuant to an earn-out provision in the stock purchase agreement, China Discovery has agreed to issue to HeNan Smart Food’s current shareholders, pro rata, additional shares as follows: (i) 1,800,000 shares if the combined company achieves net income of at least $30,000,000 for the fiscal year ending December 31, 2009; (ii) 2,500,000 shares if the combined company achieves net income of at least $40,000,000 for the fiscal year ending December 31, 2010; and (iii) 2,500,000 shares if the combined company achieves net income of at least $52,000,000 for the fiscal year ending December 31, 2011.  In the event 75% (4,312,500 warrants) or more of the public warrants are exercised, China Discovery will make a $2,500,000 payment to two of HeNan Smart Food’s ultimate shareholders (an aggregate of $5,000,000).  If the name change proposal is approved, upon consummation of the acquisition, China Discovery will change its name to [Si Mei Te Food Limited].

Procedure

Under China Discovery’s Memorandum and Articles of Association, a majority of the China Discovery ordinary shares issued in China Discovery’s initial public offering must approve the proposed acquisition. However, notwithstanding adoption of the acquisition proposal, the acquisition will only proceed if public shareholders owning less than 30% of the total ordinary shares sold in China Discovery’s initial public offering exercise their redemption rights and vote against the proposed acquisition. If holders of ordinary shares purchased in China Discovery’s initial public offering owning 30% or more of the ordinary shares sold in China Discovery’s initial public offering vote against the proposed acquisition and elect to exercise their redemption rights, China Discovery’s Board of Directors will abandon the acquisition, notwithstanding approval of a majority of its shareholders. If the maximum permissible number of shares elect redemption without China Discovery being required to abandon the acquisition, as of March 31, 2009, a total of approximately $10.1 million of the trust account would be disbursed, leaving approximately $23.6 million available for the acquisition of HeNan Smart Food and the payment of liabilities.  Promptly after obtaining approval from China Discovery’s shareholders to proceed with the acquisition, China Discovery and HeNan Smart Food will consummate the acquisition. Each public shareholder has the right to vote against the proposed acquisition and elect to redeem his, her or its shares for their pro rata portion of the trust account.

In connection with the initial public offering, Beatrice Hom, Michael Hsu, Wing Yip, Vincent Shen and Xiong Yin have contractually agreed with us that they will be severally liable (on a pro rata basis relative to the number of initial shares owned by them prior to the completion of this offering) to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to China Discovery. This obligation remains in effect and extends to transaction expenses to be incurred in connection with China Discovery’s seeking to complete the acquisition. Since these obligations were not collateralized or guaranteed, however, China Discovery cannot assure you that Beatrice Hom, Michael Hsu, Wing Yip, Vincent Shen and Xiong Yin would be able to satisfy these obligations if material liabilities are sought to be satisfied from the trust account. As of April 30, 2009, China Discovery believes that Beatrice Hom, Michael Hsu, Wing Yip, Vincent Shen and Xiong Yin do not have any risk of being required to provide indemnification since all persons who have had contractual obligations with China Discovery have either been paid in full (or will be paid in accordance with China Discovery’s past practices) or waived their ability to sue China Discovery’s trust account.

Satisfaction of the 80% Test

According to the agreements China Discovery entered into in connection with its initial public offering, China Discovery’s initial target business or businesses in the aggregate must have a fair market value, as determined by its board of directors, equal to at least 80% of China Discovery’s net assets at the time of the business combination. The fair market value of HeNan Smart Food was calculated by China Discovery’s management team to be $171,842,729, which represents 729% of our net assets as of December 31, 2008, which were $23.6 million.

China Discovery determined the enterprise value of HeNan Smart Food by comparing it to three public companies which were similar to HeNan Smart Food. These companies were selected because they are producers of instant noodles that distribute their products in China and are direct competitors of HeNan Smart Food.  Although instant noodles are the main product offering for each of these companies all are larger and have a wider product offering than HeNan Smart Food.  In addition, these companies’ products tend to target a higher or lower price point that HeNan Smart Food’s products.  Two of the companies are listed on the Hong Kong Stock Exchange and one is on the Toronto Stock Exchange.  China Discovery used the median of the following ratios and applied the ratio to HeNan Smart Food in order to determine its enterprise value: Enterprise Value/Revenue and Enterprise Value/EBITDA.  In each case, the median of the ratio was less than the average and the results of such calculations were discounted by 10% due to the illiquidity of HeNan Smart Food’s securities.  The average and median of each of the ratios for the year ended December 31, 2008 (which were calculated using estimated financial results for the year ended December 31, 2008 and the respective closing prices of their common equity as of April 1, 2009) are as follows:

Ratio	Median	Average
EV/R	0.76	0.99
EV/EBITDA	8.0	8.2

HeNan Smart Food’s revenue for the year ended December 31, 2008 was $175,387,248, and its EBITDA was $32,722,878.  Therefore, based on the median ratios specified above, the average enterprise value was determined to be $171,842,729, as further detailed in the following table:

Ratio	Calculated Value	Discount	Enterprise Value
EV/R	$133,294,308	$13,329,431	$119,964,877
EV/EBITDA	$261,783,024	$26,178,302	$235,604,722

If the Acquisition is Not Approved

In the event that the acquisition is not consummated, China Discovery will not have sufficient time to complete a different business combination and will dissolve and liquidate.  To avoid being required to liquidate, as provided in its charter, China Discovery needs, by June 26, 2009, to consummate a business combination. Under its charter as currently in effect, if China Discovery does not acquire at least majority control of a target business by June 26, 2009, China Discovery will dissolve and distribute to its public shareholders the amount in the trust account plus any remaining net assets. Following dissolution, China Discovery would no longer exist as a corporation.

Conditions; Termination ..  Approval of the acquisition of HeNan Smart Food by a majority of the outstanding China Discovery ordinary shares is a condition to China Discovery’s consummating the acquisition. The holders of China Discovery ordinary shares issued prior to its initial public offering agreed to vote the 1,355,000 China Discovery ordinary shares owned by them in accordance with the majority of the votes cast by holders of shares sold in China Discovery’s initial public offering; this represents 20% of China Discovery’s outstanding ordinary shares. If holders of 1,725,000 or more of the shares purchased in China Discovery’s initial public offering (which number represents 30% or more of the China Discovery ordinary shares issued in China Discovery’s initial public offering) vote against the acquisition and exercise their right to redeem their shares for cash, the acquisition may not be consummated.

Amendments to the Memorandum and Articles of Association .  The China Discovery Board of Directors has also determined that it is in China Discovery’s best interests to amend its Memorandum and Articles of Association (i) to change its name to HeNan Smart Food Limited], (ii) to increase the share capital of China Discovery from 26,000,000 shares to 101,000,000 shares consisting of 100,000,000 ordinary shares with a par value of $0.0001 per share and 1,000,000 shares of preferred stock with a par value of $0.0001 per share and (iii) to delete certain provisions which are no longer applicable once a business combination is consummated and which are not typical for a public company (a more complete description of the amendments can be found on page 57).

Election of Directors.   The Board of Directors has nominated the following seven (7) persons for election to the Board of Directors at the Special Meeting: Wang Youli, Meng Feiyou, Francois Da Pan Shih, Ngan Man Kit, Cheng Yixue, Wang Huaijing and Wang Youing.  See biographical information for each of the nominees in the section entitled “Directors and Management.”

The Stock purchase agreement and Related Documents .  The stock purchase agreement, the form of the proposed Amended and Restated Memorandum and Articles of Association, are annexed to this proxy statement. We encourage you to read them in their entirety, as they are the key legal documents underlying the acquisition. They are also described in detail elsewhere in this document. The stock purchase agreement, which is attached as Annex C in this proxy statement, is incorporated by reference into this proxy statement.

Management ..  Following the acquisition, the current members of the management of HeNan Smart Food will remain in place and China Discovery’s current management team will resign.

China Discovery Extraordinary General Meeting

Date, Time and Place . The extraordinary general meeting of China Discovery’s shareholders will be held at 10:00 a.m., local time, on ____________________ , 2009, at the offices of China Discovery’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154.

Voting Power; Record Date ..  You will be entitled to vote or direct votes to be cast at the extraordinary general meeting, if you owned China Discovery ordinary shares at the close of business on _____________________, 2009, the record date for the extraordinary general meeting. You will have one vote for each ordinary share of China Discovery you owned at that time. Warrants to purchase China Discovery ordinary shares do not have voting rights.

Votes Required ..  Under China Discovery’s Memorandum and Articles of Association, approval of the acquisition requires the affirmative vote of holders of a majority of China Discovery’s outstanding ordinary shares issued in the initial public offering which are present and entitled to vote at the meeting. Approval of the amendments to the Amended and Restated Memorandum and Articles of Association will require the affirmative vote of the holders of two-thirds of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum.  The election of each director will require the affirmative vote of the holders of a majority of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum.

China Discovery will not be authorized to complete the acquisition if holders of 1,725,000 or more China Discovery ordinary shares sold in its initial public offering (public shareholders owning 30% or more of the shares in the initial public offering) vote against the acquisition and demand that China Discovery redeem their shares into pro rata portions of the trust account.  In addition, the amendments to China Discovery’s Memorandum and Articles of Association and the election of directors will not be effected, even if approved by shareholders, unless the acquisition proposal with HeNan Smart Food is also approved and consummated.

Abstaining from voting or not voting on the acquisition proposal, either in person or by proxy or voting instruction, will have the same effect as a vote against such proposal since the vote to approve the acquisition proposal requires affirmative vote of holders of a majority of China Discovery’s outstanding ordinary shares issued in the initial public offering which are present and entitled to vote at the meeting. Broker non-votes will have no effect on the vote to approve the acquisition. Abstaining from voting or not voting on the proposals, will have no effect on the vote to approve each such proposal since the vote to approve each of these proposals requires the affirmative vote of the holders of either two-thirds or a majority of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum. An abstention will not count toward the 30% “against and redeeming” vote that would result in the acquisition’s abandonment, and you would be unable to exercise any redemption rights upon approval of the acquisition. If the proposal relating to the acquisition is not approved, China Discovery will not consummate the acquisition of HeNan Smart Food, and not go forward with the amendments to China Discovery’s Memorandum and Articles of Association and the election of directors. To demand redemption, you must vote against the acquisition and elect to redeem your shares.

Under Cayman Islands law, no other business may be transacted at the extraordinary general meeting.

At the close of business on _____________________, 2009, there were 7,105,000 ordinary shares of China Discovery outstanding (including the 1,355,000 shares held by shareholders not purchased in China Discovery’s initial public offering).  Each China Discovery ordinary share entitles its holder to cast one vote per proposal.

Redemption Rights ..  Under its Memorandum and Articles of Association, a holder of China Discovery ordinary shares (other than an initial shareholder) who votes against the acquisition may demand that China Discovery redeem his or her shares for cash, but such shareholder will only receive the redemption amount if the acquisition is subsequently consummated. This demand must be made in writing at the same time the shareholder votes against the acquisition, on the form of proxy card voted against the acquisition. If you so demand, and the acquisition is approved and consummated, China Discovery will redeem your shares into a pro rata portion of the trust account, net of taxes payable, as of two business days prior to the consummation of the acquisition. You will be entitled to receive this cash only if you continue to hold your shares through the closing of the acquisition and tender your share certificate(s) per the instructions included on the proxy card. In connection with tendering your shares for conversion, you must elect either to physically tender your stock certificates to the Company’s transfer agent prior to the special meeting or to deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares. The requirement for physical or electronic delivery prior to the special meeting ensures that a converting holder’s election to convert is irrevocable once the proposal is approved. Upon redemption of your shares, you will no longer own them.   You must follow the instructions on the proxy card and send your share certificate(s) with your proxy card in order to exercise your redemption rights.

The acquisition will not be consummated if holders of 1,725,000 or more ordinary shares of China Discovery sold in its initial public offering (which number represents 30% or more of the shares sold in the initial public offering) vote against the acquisition and exercise their redemption rights.

To avoid being required to liquidate, as provided in its charter, China Discovery needs, by June 26, 2009, to consummate a business combination. Under its charter as currently in effect, if China Discovery does not acquire at least majority control of a target business by June 26, 2009, China Discovery will dissolve and distribute to its public shareholders the amount in the trust account plus any remaining net assets. Following dissolution, China Discovery would no longer exist as a corporation.  In the event that the acquisition is not consummated, China Discovery will not have sufficient time to complete a different business combination and will dissolve and liquidate.

Appraisal Rights.  Under the law of the Cayman Islands, appraisal rights are not available to China Discovery’s shareholders in connection with the acquisition.

Proxies; Board Solicitation ..  Your proxy is being solicited by the China Discovery Board of Directors on each proposal being presented to shareholders at the extraordinary general meeting. Proxies may be solicited in person or by mail, telephone or other electronic means.  In addition, China Discovery has hired Advantage Proxy to assist it in soliciting proxies for the meeting of shareholders.  China Discovery is paying Advantage Proxy approximately $15,000 for its services.

If you grant a proxy, you may still vote your shares in person, if you revoke your proxy before the extraordinary general meeting.

Significant Shareholdings.   The holdings of China Discovery’s directors and significant shareholders are detailed in “Beneficial Ownership of Securities.”

China Discovery’s Recommendation; Interests of China Discovery’s Management

After careful consideration, China Discovery’s Board of Directors has determined that the acquisition and the other proposals presented at this meeting are fair to, and in the best interests of, China Discovery and its shareholders. The Board of Directors has approved and declared advisable the proposals, and recommends that you vote or direct that your vote to be cast “FOR” the adoption of each.

When you consider the recommendation of the Board of Directors, you should keep in mind that the members of the Board of Directors have interests in the acquisition that are different from, or in addition to, yours.  These interests include the following:

•
If the proposed acquisition is not completed, and China Discovery is subsequently required to liquidate, the shares owned by China Discovery’s directors will be worthless because the shares will no longer have any value and the directors are not entitled to liquidation distributions from China Discovery.

•
In connection with China Discovery’s initial public offering, China Discovery’s officers and directors, agreed to indemnify China Discovery for debts and obligations to potential target businesses or other persons for services rendered or contracted for or products sold to China Discovery, but only to the extent necessary to ensure that certain liabilities do not reduce funds in the trust account. If the acquisition is consummated, China Discovery’s officers and directors will not have to perform such obligation. If the acquisition is not consummated, however, China Discovery’s officers and directors could potentially be liable for any claims against the trust account by vendors who did not sign waivers. As of April 30, 2009, China Discovery believes that China Discovery’s officers and directors do not have any risk of being required to provide indemnification since all persons who have had contractual obligations with China Discovery have either been paid in full (or will be paid in accordance with China Discovery’s past practices) or waived their ability to sue China Discovery’s trust account.

•
All rights of China Discovery’s officers and directors to be indemnified by China Discovery, and of China Discovery’s directors to be exculpated from monetary liability with respect to prior acts or omissions, will continue after the acquisition pursuant to provisions in China Discovery’s Memorandum and Articles of Association. However, if the acquisition is not approved and China Discovery subsequently liquidates, its ability to perform its obligations under those provisions will be substantially impaired since it will cease to exist. If the acquisition is ultimately completed, the combined company’s ability to perform such obligations will be substantially enhanced.

Certain U.S. Federal Income Tax Consequences

For a discussion of certain U.S. federal income tax consequences of the acquisition and of owning and disposing of ordinary shares and warrants in China Discovery after the acquisition, see “Material United States Federal Income Tax Considerations,” below.

Quotation/Listing

China Discovery’s ordinary shares (CADQE), warrants (CADWE) and units (CADUE) are quoted on the OTC Bulletin Board.  China Discovery expects to continue trading on the OTCBB following the acquisition, though the trading symbols may change.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the shareholders of HeNan Smart Food immediately prior to the Business Combination will have effective control of China Discovery through (1) their approximately 67.4% shareholder interest in the combined entity, assuming no share redemptions (73.8% in the event of maximum share redemptions), (2) majority representation on the Board of Directors (initially 5 out of seven members), and (3) being named to all of the senior executive positions.  For accounting purposes, HeNan Smart Food will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of HeNan Smart Food, i.e., a capital transaction involving the issuance of stock by China Discovery for the stock of HeNan Smart Food.  Accordingly, the combined assets, liabilities and results of operations of HeNan Smart Food will become the historical financial statements of China Discovery at the closing of the transaction, and China Discovery’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with HeNan Smart Food beginning on the acquisition date.  No step-up in basis or intangible assets or goodwill will be recorded in this transaction.  As this transaction is being accounted for as a reverse acquisition, all direct costs of the transaction will be charged to additional paid-in capital.

Regulatory Matters

The acquisition and related transactions are not subject to any federal or state regulatory requirement or approval, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act).

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement, before you decide whether to vote or direct your vote to be cast to approve the acquisition.

Risks related to HeNan Smart Food and its Business

HeNan Smart Food may not be able to anticipate changes in consumer preferences, which may result in decreased demand for its instant noodle products.

HeNan Smart Food’s success depends in part on its ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. Consumer preferences change and HeNan smart Food’s failure to anticipate, identify or react to these changes could result in reduced demand for its products, which would, in turn, cause its sales volume, revenue and operating income to suffer. HeNan Smart Food may be unable to introduce new products that are in faster-growing and more profitable categories or reduce its production of the products in the categories experiencing declining consumption. To the extent HeNan Smart Foods is unable to execute its strategy of continuously improving its portfolio of products and satisfying consumers’ changing preferences, its sales volume, revenue and operating income may not, accordingly, achieve its financial targets, which may have a material adverse effect on its financial condition and results of operations.

Price increases for the commodities that HeNan Smart Food uses for raw materials and packaging could adversely affect its profitability.

Most of the raw materials and packaging used in HeNan Smart Food’s instant noodle businesses are commodities that may experience price volatility caused by external conditions, commodity market fluctuations, currency fluctuations and changes in governmental agricultural programs. Unexpected commodity price increases may result in increases in raw material and packaging costs, and HeNan Smart Food may not be able to increase its product prices to offset these increased costs without suffering reduced sales volume, revenue and operating income. Raw material cost (including packaging cost) constituted approximately 92% of the total cost of sales relating to HeNan Smart Food’s instant noodle products  in the year ended December 31, 2008. Any significant increase in the cost of raw materials which HeNan Smart Foods is unable to pass on to consumers could have a material adverse affect on its margins and overall profitability. During the three years ended December 31, 2006, 2007 and 2008, costs of certain HeNan’s major raw materials, particularly palm oil used to produce its instant noodle products, fluctuated significantly. Historically, HeNan Smart Food has not hedged against changes in commodity prices, and it does not intend to enter into such hedges in the future. See “Financial Information – Factors affecting HeNan Smart Food results of operation – Cost of raw materials” for a discussion on the historical price volatility of HeNan Smart Food‘s raw materials and packaging.

HeNan Smart Food may not be able to effectively manage its rapid expansion.

HeNan Smart Food has expanded its market reach within the PRC in recent years, and it expects to continue its expansion in terms of geography, customers and products on offer. To manage HeNan Smart Food’s growth, it must continue to improve its managerial, technical and operational capabilities and implement an effective management information system. HeNan Smart Food’s expansion strategy may require additional funding either through internal or external sources. There can be no assurance that any future expansion plans will not adversely affect HeNan Smart Food’s existing operations, since the execution of expansion plans often involves challenges. For example, HeNan Smart Food may need to deal with issues such as capacity constraints, upgrading or expanding existing facilities and training an increasing number of personnel to manage and operate those facilities. Such challenges could make it difficult to implement HeNan Smart Food’s expansion plans successfully or in a timely manner, which could, among other things, adversely affect its ability to manage the company, satisfy customer demands and maintain product quality, resulting in an adverse impact on its profitability.

HeNan Smart Food business is seasonal.

HeNan Smart Food experiences seasonal fluctuations in its revenue and operating income for its instant noodle products. HeNan Smart Food generally records higher turnover for its instant noodle products is generally higher during the autumn and winter months than during the spring and summer months. The seasonal nature of HeNan Smart Food’s products causes specific production lines to operate at levels approaching full capacity during certain times of year and at far less than full capacity at others, as the production lines for a particular product segment cannot be converted into production lines for another product segment. As a result of these fluctuations, sales and operating results for any particular period will not necessarily be indicative of our results for the full year or future periods. The seasonal nature of HeNan Smart Food’s products also affects the cash flows available to it. Any seasonal fluctuations reported in the future may not match the expectations of investors, which could cause the trading price of the combined company’s shares to fluctuate.

Our intellectual property rights could be challenged.

As of March 31, 2009, HeNan Smart Food had registered 26 patents and 22 trademarks in the PRC. Please see the sections headed “Business – Intellectual Property” below for further details on the intellectual property rights HeNan Smart Food owns. While HeNan Smart Food intends to enforce the trademarks it owns or licenses against infringement, there can be no assurance that its actions to establish and protect its trademarks are adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of its products which they claim violate their trademarks and proprietary rights. If a competitor were to infringe on trademarks held by HeNan Smart Food, enforcing its rights would likely be costly and would divert funds and resources that could otherwise be used to operate its business. There can be no assurance that HeNan Smart Food would be successful in enforcing its intellectual property rights. If HeNan Smart Food is not successful in enforcing such rights, there may be a material adverse effect to its business.

HeNan Smart Food’s new products may not be successful.

HeNan Smart Food continues to seek opportunities to leverage its strong brand and existing distribution network to develop new products. HeNan Smart Food has in the past launched new products from time to time. HeNan Smart Food cannot assure you its new products will attract sufficient consumer demand or gain sufficient market share to be profitable. Failure to recover development, production and marketing costs of unsuccessful new products could adversely affect HeNan Smart Food’s overall profitability.

HeNan Smart Food depends on independent third party and related party suppliers to provide it with packaging materials for its products.

All of the packaging material used in the manufacture of HeNan Smart Food’s instant noodle products are supplied by independent third-party or related party suppliers. In the event these independent third-party or related party suppliers fail to continue to supply or cannot meet HeNan Smart Food’s demand for such packaging materials, or it is unable in the future to reach agreement upon reasonable terms with them in relation to such continued supply, HeNan Smart Food may be unable to find a comparable substitute supplier of packaging materials, which may lead to delays in the delivery of its products to customers. Such delays may affect HeNan Smart Food’s results of operations.

If HeNan Smart Foods products become adulterated or misbranded, it would need to recall those items and may experience product liability claims if consumers are harmed as a result.

HeNan Smart Food sells food products for human consumption, which involves risks such as product contamination or spoilage, product tampering and other adulteration. HeNan Smart Food may need to recall some of its products if they become adulterated or misbranded. A widespread product recall may cause HeNan Smart Food’s products to be unavailable for a period of time. HeNan Smart Food may also be subject to product liability claims if the consumption of its products causes injury or illness. A widespread recall or a significant product liability claim against HeNan Smart Food may cause customers to lose confidence in its food products which could affect its reputation and result in a material adverse effect on its business.

The occurrence of such problems could also result in serious damage to HeNan Smart Food’s brand and reputation. Adverse publicity, whether or not valid, could discourage consumers from buying HeNan Smart Food’s products, as a result of which its sales could materially decline, which would have an adverse impact on HeNan Smart Food’s profitability.

The interests of Mr. Wang Youli, who will continue to be HeNan Smart Food’s ultimate controlling shareholder, may differ from those of its other shareholders.

HeNan Smart Food will continue to be controlled by Mr. Wang Youli after the acquisition. Wang Youli will beneficially own approximately 56.9% of HeNan Smart Food’s outstanding shares, assuming no existing shareholders elect to exercise their redemption rights, and approximately 65.8%, if the maximum number of existing shareholders (30% of the shares issued in the IPO) execerise their redemption rights in connection with the acquisition, immediately following the consummation of the acquisition. Accordingly, Mr. Wang Youli will be able to influence HeNan Smart Food’s major policy decisions, including its overall strategic and investment decisions, dividend plans, issuances of securities and adjustments to its capital structure, and it will be able to control the election of its directors and, in turn, indirectly control the selection of its senior management in ways that may conflict with the best interests of HeNan Smart Food’s other shareholders.

If HeNan Smart Food fails to maintain effective internal controls, then its business, financial results and reputation could be materially and adversely affected.

In preparation for the acquisition, HeNan Smart Food has implemented various measures to improve its internal controls. HeNan Smart Food intends to continue to monitor and enhance, and take further steps to improve, its internal controls in the future. Upon completion of the acquisition, due to its limited experience with the internal control measures that it has recently implemented, HeNan Smart Food cannot assure you that all such measures taken to improve its internal controls will be effective or that material deficiencies in its internal controls will not be discovered in the future. HeNan Smart Food’s efforts to improve its internal controls have required, and in the future may require, increased costs and significant management time and commitment. If HeNan Smart Food fails to maintain effective internal controls in the future, then its business, financial results and reputation may be materially and adversely affected.

Pricing of HeNan Smart Food’s products may be subject to PRC Government intervention.

HeNan Smart Food is generally free to determine the pricing of its products and the PRC Government does not set any guidance or requirement on how it prices its products. However, the PRC Government has expressed concern with price-collusion between manufacturers of the types of products HeNan Smart Food’s manufacture and sell. For example, on August 16, 2007, the National Development and Reform Commission, or NDRC,  issued a public notice (the “Notice”) in relation to its findings on possible price-collusion involving the International Ramen Manufacturers Association (China Branch) (“Noodle Association”) and certain manufacturers of instant noodles in the PRC. In the Notice, which was prompted by a general increase of instant noodle prices in July 2007, the NDRC made it clear that (i) price-collusion or price-fixing amongst manufacturers is prohibited; (ii) the Noodle Association and certain manufacturers had breached a number of PRC anti-unfair competition regulations; and (iii) investigations into this matter would continue and any violations would be dealt with in accordance with applicable law.

While HeNan Smart Food has participated in activities organized by the Noodle Association and had in 2006 and 2007 attended meetings among major noodle manufacturers where, among other things, increase in the selling price of instant noodle products were discussed, HeNan Smart Food has not been notified of any claims, proceedings or complaints from the NDRC or any PRC Government agency in relation to the pricing of its products. In addition, the Notice also makes it clear that while price-collusion or price-fixing amongst manufacturers is prohibited, manufacturers are free to determine the price of their products. HeNan Smart Food has not in the past participated in any price-collusion or price-fixing activity and will not do so in future. As far as HeNan Smart Food is aware it is not currently the subject of any investigation by NDRC or any other relevant PRC governmental authorities in connection with any illegal pricing activities. HeNan Smart Food has been advised by its PRC legal advisers, Jing Tian Gong Cheng Law Offices, that it will not be subject to any litigation claim in this regard. However, there can be no assurance that the NDRC or any other PRC Government agency will not conclude that an increase in the price of HeNan Smart Food’s instant noodle products is not the result of price-fixing or price-collusion and/or take actions to intervene in the activities of instant noodle manufacturers, including HeNan Smart Food, if it believes there is price-fixing or price-collusion taking place in the market, in which case HeNan Smart Food’s results of operation may be materially adversely affected.

The industry in which HeNan Smart Food operates faces increasing competition from both domestic and foreign companies, which may affect its market share and results of operation.

The industry in which HeNan Smart Food operates in the PRC is highly competitive. HeNan Smart Food’s ability to compete is, to a significant extent, dependent on its ability to distinguish its products from those of its competitors by providing high quality products at reasonable prices that appeal to consumers’ tastes and preferences. HeNan Smart Food’s competitors have varying abilities to withstand changes in market conditions. Some of HeNan Smart Food’s competitors have been in this business longer than it has, may have substantially greater financial and other resources than its has and may be better established in the market. HeNan Smart Food’s competitors in certain regional markets may also benefit from raw material sources or production facilities that are closer to such markets or may benefit from their approach in integrating upstream and downstream production processes, which provides them with competitive advantages in terms of costs and proximity to consumers.

HeNan Smart Food cannot assure you that its current or potential competitors will not provide products superior to those it provides or adapt more quickly to evolving industry trends or changing consumers’ preferences than it does. It is also possible that there will be further consolidation and building of alliances in the industries in which HeNan Smart Food operates amongst its competitors, which may rapidly acquire significant market share, and some of its distributors may commence production of products similar to those HeNan Smart Food sells to them. Furthermore, HeNan Smart Food’s competitors may significantly increase their advertising expenditures and promotional activities or may engage in irrational or predatory pricing behavior, which may result in price reductions, reduced margins and loss of market share, any of which could materially adversely affect HeNan Smart Food’s results of operation.

The food industry could face slower potential market growth.

According to Euromonitor, in terms of volume, sales of instant noodles in China experienced a CAGR of 7.7% from 2003 to 2008; and in terms of value, the sales of instant noodles in China experienced a CAGR of 11.1% from 2003 to 2008.  Euomonitor predicts that in terms of volume, sales of instant noodles in China will experience a CAGR of 2.6% from 2008 to 2013; and in terms of value, the sales of instant noodles in China will experience a CAGR of 6.2% from 2008 to 2013.

HeNan Smart Food cannot assure you the instant noodle market of China will grow in the future and if so, at what rate the market will grow.  If the food industry in China does not grow or if it grows at a slower rate than that in the past, HeNan Smart Food’s profitability may be adversely affected.

HeNan Smart Food requires various licenses and permits to operate its business, and the failure to renew any or all of these licenses and permits could materially adversely affect its business.

In accordance with PRC laws and regulations, HeNan Smart Food is required to maintain various licenses and permits in order to operate its production facilities including, without limitation, hygiene permits and industrial products production permits. HeNan Smart Food is required to comply with applicable hygiene and food safety standards in relation to its production processes. HeNan Smart Food’s premises and transportation vehicles are subject to regular inspections by the regulatory authorities for compliance with the relevant PRC laws and regulations. Failure to pass these inspections, or otherwise renew HeNan Smart Food’s licences and permits, could lead to temporary or permanent suspension of some or all of its production activities which would materially adversely affect its business and results of operations.

PRC food hygiene laws may become more onerous, which may adversely affect HeNan Smart Food’s operations and financial performance and lead to an increase in its costs which it may be unable to pass on to its customers.

As a manufacturer of products intended for human consumption, HeNan Smart Food is subject to extensive governmental regulation. For example, HeNan Smart Food is subject to regulations with respect to product consumption, packaging, labeling and advertising. HeNan Smart Food cannot assure investors that in the future the PRC food hygiene laws will not become more onerous, providing for stricter and more comprehensive monitoring and regulation of food manufacturers and distributors in areas including, but not limited to, food production and distribution, which may lead to an increase in HeNan Smart Food’s costs of complying with such regulations resulting in a material adverse effect on its results of operations.

HeNan Smart Food may be subject to higher compliance costs if PRC environmental protection laws become more onerous, which may adversely affect its operations and financial performance.

HeNan Smart Food carries on its business in industries that are subject to PRC environmental protection laws and regulations. These laws and regulations require HeNan Smart Food to adopt effective measures to control and properly dispose of waste materials, waste water and other environmental waste materials, as well as fee payments from manufacturers discharging waste substances. Fines may be levied against manufacturers causing pollution in excess of permitted levels. If failure to comply with such laws or regulations results in environmental pollution, the administrative department for environmental protection can levy fines. If the circumstances of the breach are serious, it is at the discretion of the PRC government to cease or close any operation failing to comply with such laws or regulations. There can also be no assurance that the PRC government will not change the existing laws or regulations or impose additional or stricter laws or regulations, compliance with which may cause HeNan Smart Food to incur significant capital expenditure and which may as a result materially adversely affect its financial condition.

Negative media reporting may adversely affect HeNan Smart Food’s sales.

Any negative media reporting in relation to instant noodles, their ingredients or production processes, whether or not valid, may raise health concerns over, and lead to loss of consumer confidence in and demand for, the types of instant noodle products being reported on and instant noodle products in general. In such event, HeNan Smart Food’s sales and results of operations may be adversely affected.

HeNan Smart Food may be subject to product liability claims and product recalls that could result in a decrease in demand for its products due to negative publicity, which could negatively impact its profitability.

HeNan Smart Food sells food products for human consumption, which involves risks such as product contamination or spoilage, product tampering and other adulteration of food products. HeNan Smart Food may be subject to liability if the consumption of any of its products causes injury, illness or death.  In addition, HeNan Smart Food will voluntarily recall products in the event of contamination or damage.  A significant product liability judgment or a widespread product recall may negatively impact HeNan Smart Food’s profitability for a period of time depending on product availability, competitive reaction and consumer attitudes.  Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that company products caused illness or injury could adversely affect HeNan Smart Food’s reputation with existing and potential customers and its corporate and brand image.

In September 2008, the Health Ministry of the People’s Republic of China announced that several babies had died in recent months and thousands more had been sickened by contaminated milk formula powder due to the presence of melamine, an industrial chemical sometimes used to make plastics and fertilizer.  On October 22, 2008, the United Nations issued a paper addressing food safety in China, citing key challenges for China as the need for a more modern food safety law; the need for improved monitoring, inspection and enforcement; and the need to continue to improve standards to bring China in line with international norms.  Although none of HeNan Smart Food’s products contain milk powder, negative publicity surrounding this food safety issue could influence the popular perceptions of consumers and result in lower demand for its food products in China, which could have an adverse effect on HeNan Smart Food’s sales and profitability.

HeNan Smart Food’s business may experience adverse effects from competition in the instant noodle product market.

The instant noodle product market in the PRC is highly competitive. Competition in these markets takes many forms, including the following:

•	establishing favorable brand recognition;

•	developing products sought by consumers;

•	implementing appropriate pricing;

•	providing strong marketing support; and

•	obtaining access to retail outlets and sufficient shelf space.

Some of HeNan Smart Food’s competitors are larger and have greater financial resources, including HeNan Smart Food’s primary competitors, the manufactures of each of the brand names “Hua Long” and “Bai Xiang”. HeNan Smart Food may not be able to compete successfully with such competitors. Competition could cause HeNan Smart Food to lose its market share, increase expenditures or reduce pricing, each of which could have a material adverse effect on its business and financial results.

An inability to respond quickly and effectively to new trends would adversely impact HeNan Smart Food’s competitive position.

HeNan Smart Food failure to maintain its technological capabilities or to respond effectively to technological changes could adversely affect HeNan Smart Food’s ability to retain existing business and secure new business.  HeNan Smart Food will need to constantly seek out new products and develop new solutions to maintain in its portfolio.  If HeNan Smart Food is unable to keep current with new trends, its competitors’ technologies or products may render it noncompetitive and its products obsolete.

Increases in prices of main ingredients and other materials could adversely affect our business.

The main ingredients that HeNan Smart Food uses to manufacture its products are flour, palm oil, dehydrated vegetables, and various flavorings and spices. HeNan Smart Food also use paper products, such as paper bowls and wrappers, as well as films and plastics, to package its products. The prices of these materials have been, and HeNan Smart Food expects them to continue to be, subject to volatility. HeNan Smart Food may not be able to pass price increases in these materials onto its customers, which could have an adverse effect on its financial results.

HeNan Smart Food may experience risks resulting from its plans for expansion.

HeNan Smart Food has acquired several companies and businesses and plan to continue to acquire companies in the future. Entering into an acquisition entails many risks, any of which could harm HeNan Smart Food’s business, including: (a) diversion of management’s attention from other business concerns; (b) failure to integrate the acquired company with its existing businesses; (c) additional operating expenses not offset by additional revenue; and (d) dilution of its stock as a result of issuing equity securities.

If HeNan Smart Food is unable to implement its acquisition strategy, it may be less successful in the future. A key component of HeNan Smart Food’s growth strategy is accomplished by acquiring additional instant noodle companies. While there are many such companies, HeNan Smart Food may not always be able to identify and acquire companies meeting its acquisition criteria on terms acceptable to it. Additionally, financing to complete significant acquisitions may not always be available on satisfactory terms. Further, HeNan Smart Food’s acquisition strategy presents a number of special risks to it that it would not otherwise contend with absent such strategy, including possible adverse effects on its earnings after each acquisition, diversion of management’s attention from its core business due to the special attention that a particular acquisition may require, failure to retain key acquired personnel and risks associated with unanticipated events or liabilities arising after each acquisition, some or all of which could have a material adverse effect on HeNan Smart Food’s business, financial condition and results of operations.

A general economic downturn, a recession in China or sudden disruption in business conditions may affect consumer purchases of discretionary items, including instant noodle products, which could adversely affect HeNan Smart Food’s business.

Consumer spending is generally affected by a number of factors, including general economic conditions, the level of unemployment, inflation, interest rates, energy costs, gasoline prices and consumer confidence generally, all of which are beyond HeNan Smart Food’s control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of HeNan Smart Food’s products. In addition, sudden disruptions in business conditions as a result of a terrorist attack, retaliation and the threat of further attacks or retaliation, war, adverse weather conditions and climate changes or other natural disasters, pandemic situations or large scale power outages can have a short or, sometimes, long-term impact on consumer spending. A downturn in the economy in China, including any recession or a sudden disruption of business conditions in those economies, could adversely affect HeNan Smart Food’s business, financial condition, and results of operation.

Risks Relating to the Acquisition

The combined company’s working capital could be reduced if shareholders exercise their redemption rights.

Pursuant to China Discovery’s Memorandum and Articles of Association, holders of shares purchased in China Discovery’s initial public offering may vote against the acquisition and demand that China Discovery redeem their shares for pro rata portions of the trust account, net of taxes payable, as of the record date. China Discovery and HeNan Smart Food will not consummate the acquisition if holders of 1,725,000 or more shares exercise these redemption rights.  To the extent the acquisition is consummated and holders have demanded to so redeem their shares, there will be a corresponding reduction in the amount of funds available to the combined company following the acquisition. As of _____________________, 2009, the record date, assuming the acquisition is approved, the maximum amount of funds that could be disbursed to China Discovery’s shareholders upon the exercise of their redemption rights is approximately $10.1 million.

If any funds held in China Discovery’s trust account are used to purchase ordinary shares of China Discovery from holders who would have otherwise voted against the transaction, China Discovery’s  shareholders who purchased shares in China Discovery’s initial public offering may be entitled to rescission rights.

China Discovery’s initial public offering prospectus did not disclose that funds in the trust account might be used to purchase ordinary shares from holders thereof who have indicated their intention to vote against the acquisition and convert their shares into cash. Consequently, such use of the funds in the trust account might be grounds for a holder of China Discovery’s public stock who purchased such shares in China Discovery’s initial public offering, to seek rescission of the purchase of the units the holder acquired in the IPO. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of the shares caused by the alleged violation, together with interest, while retaining the shares.

The combined company’s working capital could be reduced if China Discovery repurchases shares in the market.

Pursuant to China Discovery’s Memorandum and Articles of Association, holders of shares purchased in China Discovery’s initial public offering may vote against the acquisition and demand that China Discovery redeem their shares for pro rata portions of the trust account, net of taxes payable, as of the record date. China Discovery and HeNan Smart Food will not consummate the acquisition if holders of 1,725,000 or more shares exercise these redemption rights.  China Discovery may elect to repurchase shares in the open market or otherwise in order to reduce the number of public shareholders who may exercise their redemption rights.  To the extent the acquisition is consummated and China Discovery has purchased shares in the open market or otherwise, there will be a corresponding reduction in the amount of funds available to the combined company following the acquisition.

If outstanding warrants are exercised, the underlying ordinary shares will be eligible for future resale in the public market.  ”Market overhang” from the warrants results in dilution and could reduce the market price of the ordinary shares.

Outstanding warrants and unit purchase options to purchase an aggregate of 12,743,334 ordinary shares issued in connection with China Discovery’s initial public offering and the private placement that took place immediately prior to the initial public offering will become exercisable after consummation of the acquisition. If they are exercised, a substantial number of additional China Discovery ordinary shares will be eligible for resale in the public market, which may reduce the market price.

Registration rights held by China Discovery’s initial shareholders who purchased shares prior to China Discovery’s initial public offering and to be granted to HeNan Smart Food’s shareholders in connection with the acquisition could reduce the market price of China Discovery’s ordinary shares.

China Discovery’s initial shareholders who purchased ordinary shares prior to its initial public offering are entitled to demand that China Discovery register the resale of their shares and shares underlying their units and warrants at any time after they are released from escrow.  If such shareholders exercise their registration rights with respect to all of their shares, there will be an additional 1,355,000 ordinary shares eligible for trading in the public market.  The holders of these shares will be entitled to demand that China Discovery register the resale of their shares three months prior to the date on which their shares are released from escrow (which release shall take place one year from the consummation of China Discovery’s initial business combination).  In addition, in connection with the acquisition, China Discovery issue an aggregate of 14,700,000 China Discovery ordinary shares. Pursuant to an earn-out provision in the stock purchase agreement, China Discovery has agreed to issue to HeNan Smart Food’s current shareholders, pro rata, additional shares as follows: (i) 1,800,000 shares if the combined company achieves net income of at least $30,000,000 for the fiscal year ending December 31, 2009; (ii) 2,500,000 shares if the combined company achieves net income of at least $40,000,000 for the fiscal year ending December 31, 2010; and (iii) 2,500,000 shares if the combined company achieves net income of at least $52,000,000 for the fiscal year ending December 31, 2011.  The presence of these additional shares may reduce the market price of China Discovery’s ordinary shares.

China Discovery’s directors and officers have interests in the acquisition that are different from yours, because if the acquisition is not approved, their shares may become worthless.

In considering the recommendation of China Discovery’s Board of Directors to vote to approve the acquisition, you should be aware that China Discovery’s directors, officers and initial shareholders have agreements or arrangements that provide them with interests in the acquisition that differ from, or are in addition to, those of China Discovery shareholders generally.  China Discovery’s initial shareholders, including its directors and officers, are not entitled to receive any of the funds that would be distributed upon liquidation of the trust account.  Therefore, if the acquisition is not approved, the 1,355,000 original shares and 1,243,334 insider warrants may become worthless.  The personal and financial interests of directors and officers may have influenced their motivation in identifying and selecting a target business to timely complete of a business combination.  Consequently, their discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in the best interests of China Discovery’s shareholders.

Because China Discovery does not intend to pay dividends on its ordinary shares, shareholders will benefit from an investment in China Discovery’s ordinary shares only if it appreciates in value.

China Discovery has never declared or paid any cash dividends on its ordinary shares.  Following the acquisition, China Discovery currently intends to retain all future earnings, if any, for use in the operations and expansion of the business. As a result, China Discovery does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of China Discovery’s Board of Directors and will depend on factors China Discovery’s Board of Directors deems relevant, including, among others, China Discovery’s results of operations, financial condition and cash requirements, business prospects, and the terms of China Discovery’s credit facilities and other financing arrangements. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of China Discovery’s ordinary shares. There is no guarantee that China Discovery’s ordinary shares will appreciate in value.

China Discovery’s securities are quoted on the OTC Bulletin Board, which may limit the liquidity and price of its securities more than if the securities were quoted or listed on the NASDAQ market.

China Discovery’s securities are quoted on the OTC Bulletin Board, a NASD-sponsored and operated inter-dealer automated quotation system. Quotation of China Discovery’s securities on the OTC Bulletin Board will limit the liquidity and price of its securities more than if the securities were quoted or listed on NASDAQ.

Risks to China Discovery’s Shareholders

China Discovery may choose to redeem its outstanding warrants at a time that is disadvantageous to the warrant holders.

Subject to there being a current prospectus under the Securities Act of 1933, China Discovery may redeem all of its outstanding warrants at any time after they become exercisable at a price of $.01 per warrant, upon a minimum of 30 days prior written notice of redemption if, and only if, the last sale price of China Discovery’s ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending three business days before China Discovery sends the notice of redemption. Calling all of China Discovery’s outstanding warrants for redemption could force the warrant holders:

•	To exercise the warrants and pay the exercise price for such warrants at a time when it may be disadvantageous for the holders to do so;
•	To sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or
•	To accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

China Discovery’s warrant holders may not be able to exercise their warrants, which may create liability for China Discovery.

Holders of the warrants China Discovery issued in its initial public offering and private placement will be able to receive shares upon exercise of the warrants only if (i) a current registration statement under the Securities Act of 1933 relating to the ordinary shares underlying the warrants is then effective and (ii) such shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Although China Discovery has agreed to use its best efforts to maintain a current registration statement covering the shares underlying the warrants to the extent required by federal securities laws, and China Discovery intends to comply with such agreement, China Discovery cannot assure you that it will be able to do so. In addition, some states may not permit China Discovery to register the shares issuable upon exercise of its warrants for sale. The value of the warrants will be greatly reduced if a registration statement covering the shares issuable upon the exercise of the warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. Holders of warrants who reside in jurisdictions in which the shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants in the open market or allow them to expire unexercised. If and when the warrants become redeemable by China Discovery, China Discovery may exercise its redemption right even if China Discovery is unable to qualify the underlying securities for sale under all applicable state securities laws. Since China Discovery’s obligations in this regard are subject to a “best efforts” standard, it is possible that, even if China Discovery is able to successfully assert a defense to a claim by warrant holders due to the impossibility of registration, a court may impose monetary damages on China Discovery to compensate warrant holders due to the change in circumstances that led to China Discovery being unable to fulfill its obligations.

Failure to complete the acquisition may cause some investors to experience a loss on their investment and result, ultimately, in the dissolution and liquidation of China Discovery.

If the acquisition is not completed for any reason China Discovery may be subject to a number of material risks, including:

•	The market price of its ordinary shares may decline if the current market price of its ordinary shares reflects a market assumption that the acquisition will be consummated;
•	Costs related to the acquisition, such as legal and accounting fees, must be paid even if the acquisition is not completed; and
•	Charges will be made against earnings for transaction-related expenses, which could be higher than expected.

Any one of these risks could cause investors to experience a loss on their investment.  In addition, if the acquisition is not completed by June 26, 2009, China Discovery will not have sufficient time to complete a different business combination prior to such date, resulting, ultimately, in the dissolution and liquidation of China Discovery and the disbursement of the trust proceeds, which could cause investors to experience a loss on their investment.

If holders of China Discovery’s ordinary shares purchased in China Discovery’s initial public offering owning 30% or more of the ordinary shares issued in its initial public offering decide to vote against the acquisition and choose to redeem their shares for cash, China Discovery may be forced to dissolve and liquidate, shareholders may receive less than $6.00 per share, and China Discovery’s warrants may expire worthless.

Under the terms of China Discovery’s Memorandum and Articles of Association, if holders of China Discovery’s ordinary shares purchased in China Discovery’s initial public offering owning 30% or more of the ordinary shares issued in its initial public offering decide to vote against the acquisition and choose to redeem their shares for cash, China Discovery may ultimately be forced to dissolve and liquidate. China Discovery’s Memorandum and Articles of Association requires China Discovery to liquidate if it does not complete a business combination by June 26, 2009.  If China Discovery does not consummate the acquisition of HeNan Smart Food, or otherwise, by that time, it will be forced to dissolve and liquidate in accordance with the provisions of its Memorandum and Articles of Association and Cayman Islands law.

In any liquidation, the net proceeds of China Discovery’s initial public offering held in the trust account, plus any interest earned thereon (net of taxes payable), will be distributed on a pro rata basis to the holders of China Discovery’s ordinary shares issued in China Discovery’s initial public offering.   As of March 31, 2009 the amount in trust was approximately $33,678,745.   Based on that number, the per share liquidation price would be approximately $5.86, or $0.14 less than the price ($6.00 per unit) that China Discovery sold each unit for in its initial public offering. The proceeds deposited in the trust account could, however, become subject to the claims of China Discovery’s creditors which could be prior to the claims of China Discovery’s public shareholders. China Discovery cannot assure you that the actual per share liquidation price will not be less than $5.86, plus interest (net of taxes payable), due to claims of creditors. Furthermore, there will be no distribution with respect to China Discovery’s outstanding warrants and, accordingly, the warrants will expire worthless.

China Discovery’s shareholders may be held liable for claims by third parties against China Discovery to the extent of distributions received by them.

China Discovery’s Memorandum and Articles of Association provides that China Discovery will continue in existence until June 26, 2009.  If China Discovery has not completed a business combination by such date and amended this provision in connection thereto, its corporate existence will cease except for the purposes of winding-up China Discovery’s affairs and liquidating. As a result, this has the same effect as if China Discovery had formally went through a voluntary liquidation procedure under the Companies Law (2007 Revision) of the Cayman Islands, referred to in this proxy as the Companies Law. In such a situation under the Companies Law, a liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets as the liquidator may be satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. China Discovery anticipates the trust account would be liquidated shortly following expiration of the 21 day period. As soon as the affairs of the company are fully wound-up, the liquidator must present his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Registrar confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

Additionally, in any liquidation proceedings of the company under Cayman Islands’ law, the funds held in China Discovery’s trust account may be included in its estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any such claims deplete the trust account, China Discovery cannot assure you it will be able to return to its public shareholders the liquidation amounts payable to them. Furthermore, a liquidator of the company might seek to hold a shareholder liable to contribute to China Discovery’s estate to the extent of distributions received by them pursuant to the dissolution of the trust account beyond the date of dissolution of the trust account. Additionally, China Discovery cannot assure you that third parties will not seek to recover from its shareholders amounts owed to them by China Discovery. Furthermore, China Discovery’s Board of Directors may be viewed as having breached their fiduciary duties to China Discovery’s creditors and/or may have acted in bad faith, and thereby exposing itself and China Discovery to claims for having paid public shareholders from the trust account prior to addressing the claims of creditors. China Discovery cannot assure you that claims will not be brought against China Discovery for these reasons.

If China Discovery is unable to consummate a transaction prior to June 26, 2009, its purpose and powers will be limited to dissolving, liquidating and winding up. Upon notice from China Discovery, the trustee of the trust account will distribute the amount in China Discovery’s trust account to China Discovery’s public shareholders as part of China Discovery’s plan of dissolution and distribution. Concurrently, China Discovery will pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although China Discovery cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the trust account for such purpose, Beatrice Hom, Michael Hsu, Wing Yip, Vincent Shen and Xiong Yin have contractually agreed with us that they will be severally liable (on a pro rata basis relative to the number of initial shares owned by them prior to the completion of this offering) to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to China Discovery.

If China Discovery is forced to declare insolvency or a case for involuntary liquidation is filed against it which is not dismissed, the proceeds held in the trust account will be subject to applicable Cayman Islands’ insolvency law, and may be included in China Discovery’s estate and subject to the claims of third parties with priority over the claims of China Discovery’s shareholders. Furthermore, because China Discovery intends to distribute the proceeds held in the trust account to its public shareholders promptly after the approval of the proposal to acquire HeNan Smart Food and the proposals to amend China Discovery’s Memorandum and Articles of Association, this may be viewed or interpreted as giving preference to China Discovery’s public shareholders over any potential creditors with respect to access to or distributions from China Discovery’s assets. Furthermore, the China Discovery Board of Directors may be viewed as having breached its fiduciary duties to China Discovery’s creditors and/or may have acted in bad faith, and thereby exposing itself and China Discovery to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. China Discovery cannot assure you that claims will not be brought against it for these reasons.

If third parties bring claims against China Discovery, the proceeds held in the trust account could be reduced and the per share liquidation price received by shareholders could be less than $5.86 per share.

China Discovery’s placement of funds in trust may not protect those funds from third party claims against it. Although China Discovery has sought to have vendors, potential target businesses, consultants or other entities with which China Discovery does business execute valid and enforceable agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of China Discovery’s public shareholders, not all have executed such agreements. Those parties who have not entered into such agreements may have claims they will attempt to assert, and those who have may claim that the waiver is unenforceable or assert claims based on fraudulent inducement, breach of fiduciary responsibility or other similar claims. Nor is there any guarantee that, even if such entities have executed such agreements with China Discovery, they will not seek recourse against the trust account. A court could also conclude that such agreements are not legally enforceable. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of China Discovery’s public shareholders.

If China Discovery liquidates before the completion of a business combination and distributes the proceeds held in trust to China Discovery’s public shareholders,

Beatrice Hom, Michael Hsu, Wing Yip, Vincent Shen and Xiong Yin have contractually agreed with us that they will be severally liable (on a pro rata basis relative to the number of initial shares owned by them prior to the completion of this offering) to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to China Discovery. Because many of China Discovery’s vendors, potential target businesses, consultants or other entities with which China Discovery has done business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of China Discovery’s public shareholders, China Discovery believes the likelihood of Beatrice Hom, Michael Hsu, Wing Yip, Vincent Shen and Xiong Yin having any such obligations is minimal. Notwithstanding the foregoing, China Discovery has questioned Beatrice Hom, Michael Hsu, Wing Yip, Vincent Shen and Xiong Yin on their financial net worth and reviewed their financial information and believe they will be able to satisfy any indemnification obligations that may arise, although there can be no assurance of this. Furthermore, if they refused to satisfy their obligations, China Discovery would be required to bring a claim against them to enforce China Discovery’s indemnification rights. Therefore, China Discovery cannot assure you that the per-share distribution from the trust fund, if China Discovery liquidates, will not be less than $5.86 (the amount that would be paid per share as of March 31, 2009 in the event of a liquidation).

Additionally, if China Discovery is forced to declare insolvency or a case for involuntary liquidation is filed against it which is not dismissed, the proceeds held in the trust account will be subject to applicable Cayman Islands insolvency law, and may be included in China Discovery’s bankruptcy estate and subject to the claims of third parties with priority over the claims of China Discovery’s shareholders. To the extent any such claims deplete the trust account, China Discovery cannot assure you the amount that it will be able to return to its public shareholders.

Limited ability to evaluate the target business’ management.

Although China Discovery closely examined the management of HeNan Smart Food, China Discovery cannot assure you that its assessment of HeNan Smart Food’s management will prove to be correct, or that future management will have the necessary skills, qualifications or abilities to manage its business successfully.  Essentially, all of the serving management of HeNan Smart Food will remain with the combined company, and will for the most part run its day to day operations.  Certain members of China Discovery’s current Board of Directors will remain directors of China Discovery subsequent to the acquisition.

General Risks Relating to Conducting Business in China

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of China, which could reduce the demand for HeNan Smart Food’s products and damage HeNan Smart Food’s business and prospects.

HeNan Smart Food conducts substantially all of its operations and generates most of its sales in China. Accordingly, HeNan Smart Food’s business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the higher level of government involvement and regulation;
•	the early stage of development of the market-oriented sector of the economy;
•	the rapid growth rate;
•	the higher rate of inflation;
•	the higher level of control over foreign exchange; and
•	government control over the allocation of many resources.

As the PRC economy has been transitioning from a planned economy to a more market-oriented economy, the PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall PRC economy, they may also have a negative effect on HeNan Smart Food.

Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.

In the past 20 years, the PRC has been one of the world’s fastest growing economies measured in gross domestic product.  However, in conjunction with recent slowdowns in economies of the United States and European Union, the growth rate in China has declined in recent quarters.  Any further adverse change in the economic conditions or any adverse change in government policies in China could have a material adverse effect on the overall economic growth and the level of consumer spending in China, which in turn could lead to a reduction in demand for HeNan Smart Food’s products and consequently have a material adverse effect on HeNan Smart Food’s business and prospects.

The PRC legal system embodies uncertainties that could limit the legal protections available to HeNan Smart Food and its shareholders.

Unlike common law systems, the PRC legal system is based on written statutes and judicial opinions have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China.  The combined company’s PRC affiliated entities will be subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, the combined company may have to resort to administrative and court proceedings to enforce the legal protection that the combined company enjoys either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection the combined company enjoys than under more developed legal systems. Such uncertainties, including the inability to enforce the combined company’s contracts and intellectual property rights, could materially and adversely affect the combined company’s business and operations. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, China Discovery cannot predict the effect of future developments in the PRC legal system, particularly with respect to the food production sectors, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to China Discovery and other foreign investors, including you.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Because substantially all of HeNan Smart Food’s revenues and expenditures are denominated in Renminbi and the cash of China Discovery which will become available to the combined company upon the consummation of the proposed acquisition will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect the relative purchasing power of such amounts and the amount HeNan Smart Food will spend or receive in importing and exporting from overseas and HeNan Smart Food’s balance sheet and earnings per share in U.S. dollars following the acquisition. In addition, HeNan Smart Food reports its financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect HeNan Smart Food’s financial results reported in U.S. dollars terms without giving effect to any underlying change in HeNan Smart Food’s business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments HeNan Smart Food makes in the future.

Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium- to long-term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce HeNan Smart Food’s exposure to exchange rate fluctuations. To date, HeNan Smart Food has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While HeNan Smart Food may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and HeNan Smart Food may not be able to successfully hedge HeNan Smart Food’s exposure at all. In addition, HeNan Smart Food’s currency exchange losses may be magnified by PRC exchange control regulations that restrict HeNan Smart Food’s ability to convert Renminbi into foreign currency.

The discontinuation of any of the preferential tax treatments currently available to the combined company’s PRC subsidiaries could materially increase HeNan Smart Food’s tax liabilities.

Prior to January 1, 2008, under applicable PRC tax laws, companies established in China were generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively.

Any increase in the enterprise income tax rate applicable to HeNan Smart Food could adversely affect HeNan Smart Food’s business, operating results and financial condition.

Under the New EIT Law, China Discovery and HeNan Smart Food each may be classified as a “resident enterprise” of the PRC. Such classification could result in unfavorable tax consequences to China Discovery, HeNan Smart Food and China Discovery’s non-PRC shareholders.

Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The New EIT Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new “resident enterprise” classification is available; therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that China Discovery and HeNan Smart Food each is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, each of China Discovery and HeNan Smart Food may be subject to enterprise income tax at a rate of 25% on its worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and its implementing rules, dividends paid to China Discovery from HeNan Smart Food’s PRC subsidiaries through HeNan Smart Food’s Hong Kong sub-holding company, assuming each such company is a “resident enterprise,” should qualify as “tax-exempt income,” China Discovery cannot guarantee that such dividends will not be subject to withholding tax. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends China Discovery pays to its non-PRC shareholders and with respect to gains derived by China Discovery’s non-PRC shareholders from transferring China Discovery’s shares, if such income is considered PRC-sourced income by the relevant PRC authorities.

If any such PRC taxes apply, a non-PRC shareholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations). You should consult with your own tax advisors regarding the applicability of any taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. HeNan Smart Food is actively monitoring the possibility of “resident enterprise” treatment for the 2008 tax year and China Discovery and the combined company are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent the combined company from using the proceeds the combined company expect to receive from the acquisition to make loans to the combined company’s PRC subsidiaries and PRC affiliated entity or to make additional capital contributions to the combined company’s PRC subsidiaries, which could materially and adversely affect the combined company’s liquidity and the combined company’s ability to fund and expand its business.

The combined company will be a Cayman Islands holding company conducting its operations in China through its PRC subsidiaries.  Any loans the combined company makes to its PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. The combined company might have to make capital contributions to its subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if the combined company makes loans to its PRC subsidiaries that do not exceed their current maximum amount of borrowings, the combined company will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process.

Any loans the combined company makes to its PRC affiliated entity, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

China Discovery cannot assure you that the combined company will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by the combined company to its PRC subsidiaries or PRC affiliated entity or with respect to future capital contributions by the combined company to its PRC subsidiaries. If the combined company fails to complete such registrations or obtain such approvals, the combined company’s ability to capitalize or otherwise fund its PRC operations may be negatively affected, which could adversely and materially affect its liquidity and its ability to fund and expand its business.

A failure by HeNan Smart Food’s shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict HeNan Smart Food’s ability to distribute profits, restrict HeNan Smart Food’s overseas and cross-border investment activities or subject the combined company to liability under PRC laws, which could adversely affect HeNan Smart Food’s business and financial condition.

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore SPV undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. To further clarify the implementation of SAFE Circular 75, SAFE issued SAFE Circular 106 on May 29, 2007. Under SAFE Circular 106, PRC subsidiaries of an offshore company governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If HeNan Smart Food’s shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, HeNan Smart Food’s PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the combined company, and HeNan Smart Food may be restricted in HeNan Smart Food’s ability to contribute additional capital to HeNan Smart Food’s PRC subsidiaries.

HeNan Smart Food is committed to complying, and to ensuring that HeNan Smart Food’s shareholders, who are PRC citizens or residents, comply with the SAFE Circular 75 requirements. China Discovery believes that all of HeNan Smart Food’s PRC citizen or resident shareholders and beneficial owners have completed their required registrations with SAFE, or are otherwise in the process of registering. However, China Discovery may not at all times be fully aware or informed of the identities of all HeNan Smart Food’s beneficial owners who are PRC citizens or residents, and HeNan Smart Food may not always be able to compel HeNan Smart Food’s beneficial owners to comply with the SAFE Circular 75 requirements. As a result, China Discovery cannot assure you that all of HeNan Smart Food’s shareholders or beneficial owners who are PRC citizens or residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 75 could subject the combined company to fines or legal sanctions, restrict HeNan Smart Food’s overseas or cross-border investment activities, limit HeNan Smart Food’s subsidiaries’ ability to make distributions or pay dividends or affect HeNan Smart Food’s ownership structure, which could adversely affect HeNan Smart Food’s business and prospects.

Restrictions on currency exchange may limit HeNan Smart Food’s ability to utilize HeNan Smart Food’s revenues effectively and the ability of HeNan Smart Food’s PRC subsidiaries to obtain financing.

Substantially all of HeNan Smart Food’s revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the PRC government may limit HeNan Smart Food’s ability to utilize revenues generated in Renminbi to fund HeNan Smart Food’s business activities outside China, if any, or expenditures denominated in foreign currencies. Under current PRC regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. HeNan Smart Food’s PRC subsidiaries may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of HeNan Smart Food’s PRC subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the parent entity.

Any existing and future restrictions on currency exchange may affect the ability of HeNan Smart Food’s PRC subsidiaries or affiliated entity to obtain foreign currencies, limit HeNan Smart Food’s ability to utilize revenues generated in Renminbi to fund HeNan Smart Food’s business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect HeNan Smart Food’s business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on U.S. judgments against China Discovery, the combined company, their subsidiaries and variable interest entities, officers, directors and shareholders, and others.

After consummation of the acquisition, substantially all of the combined company’s assets will be located outside of the U.S.  Most of China Discovery’s current directors and executive officers reside outside of the United States, and it is expected that a majority of the combined company’s officers and directors will also reside outside the United States. As a result, it may not be possible for investors in the United States to effect service of process within the United States or elsewhere outside the PRC on the combined company, their subsidiaries and variable interest entities, officers, directors and shareholders, and others, including with respect to matters arising under United States federal or state securities laws. The PRC does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the United States or many other countries. As a result, recognition and enforcement in the PRC of these judgments in relation to any matter, including United States securities laws and the laws of the Cayman Islands, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against the combined company’s assets, its subsidiaries, officers, directors, shareholders and advisors only if the actions are not required to be arbitrated by PRC law and the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with such an original action, a PRC court may award civil liabilities, including monetary damages.

China Discovery has not had operations, and HeNan Smart Food has not operated as a public company. Fulfilling the combined company’s obligations incident to being a public company after completing the acquisition will be expensive and time consuming.

Each of China Discovery, as a company without operations, and HeNan Smart Food, as a private company, have maintained relatively small finance and accounting staffs. None of China Discovery and HeNan Smart Food currently has an internal audit group. Although China Discovery has maintained disclosure controls and procedures and internal control over financial reporting as required under the Federal securities laws with respect to its very limited activities, it has not been required to maintain and establish these disclosure controls and procedures and internal control as will be required with respect to businesses such as HeNan Smart Food with substantial operations. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), the combined company will need to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on the combined company’s finance and accounting staff and on its financial, accounting and information systems, and increase its insurance, legal and financial compliance costs. The combined company may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

China Discovery may qualify as a passive foreign investment company, or ‘‘PFIC,’ which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, China Discovery will be classified as a PFIC for any taxable year in which either (1) at least 75% of its gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (looking through certain corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If China Discovery is determined to be a PFIC for any taxable year during which a U.S. Holder (as defined in the section of this proxy statement captioned ‘‘Material United States Federal Income Tax Considerations — General’’) held China Discovery’s ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition of its assets to date, which have largely consisted of cash and other investment assets, it is likely that China Discovery qualified as a PFIC in 2007 and 2008. China Discovery’s actual PFIC status for any subsequent taxable year, however, will not be determinable until after the end of the taxable year, and accordingly there can be no assurance with respect to its status as a PFIC for the current taxable year or any future taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this proxy statement captioned ‘‘Material United States Federal Income Tax Considerations — Tax Consequences to U.S. Holders of Ordinary Shares and Warrants of China Discovery — Passive Foreign Investment Company Rules.’’

PRICE RANGE OF SECURITIES AND DIVIDENDS

China Discovery

China Discovery’s ordinary shares, warrants and units are quoted   on the OTC Bulletin Board under the symbols CADQE, CADWE and CADUE, respectively. The units have been quoted on the Bulletin Board since June 22, 2007 and the ordinary shares and warrants since July 12, 2007. China Discovery’s securities did not trade on any market or exchange prior to June 22, 2007. The closing price for these securities on April 7, 2009, the last trading day before announcement of the acquisition, was $5.74, $0.10 and $5.75, respectively.  The closing price for the securities on May 8, 2009, the most recent trading day practicable before the date of this proxy statement, was $5.78, $0.10 and $6.00, respectively.

The table below sets forth, for the calendar quarters indicated, the high and low bid prices for China Discovery’s units for the period from the second quarter of 2007 through the first quarter of 2009 and China Discovery’s ordinary shares and warrants for the period from third quarter of 2007 through the first quarter of 2009. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions.

	Ordinary shares		Warrants		Units
	High	Low	High	Low	High	Low
2007
Second Quarter	$-	$-	$-	$-	$6.50	$6.40
Third Quarter	5.40	5.25	0.90	0.60	7.60	6.00
Fourth Quarter	5.98	5.44	1.25	0.88	8.25	7.00

2008
First Quarter	$5.61	$5.45	$0.96	$0.72	$7.60	$7.40
Second Quarter	5.54	5.35	0.85	0.55	7.40	6.60
Third Quarter	5.60	5.37	0.55	0.18	6.90	5.30
Fourth Quarter	5.55	5.30	0.22	0.01	6.00	5.00

2009
First Quarter	$5.85	$5.52	$0.09	$0.02	$5.78	$5.00
Second Quarter (through May 8)	5.80	5.74	0.27	0.03	6.00	5.74

Holders of China Discovery ordinary shares, warrants and units should obtain current market quotations for their securities. The market price of these securities could vary at any time before the acquisition is completed.

China Discovery anticipates that its securities will continue to be quoted on the OTC Bulletin Board post acquisition.  There can be no assurance that a trading market will develop for these securities.

Holders of China Discovery. As of _____________________, 2009, there were of record six holders of ordinary shares, one of warrants, and one of units.  China Discovery believes the number of beneficial holders of each of these securities is significantly greater than the number of record holders.

Dividends. China Discovery has not paid any dividends on its ordinary shares to date and does not intend to pay dividends prior to the completion of a business combination.

HeNan Smart Food

HeNan Smart Food securities are not publicly traded.

Holders.   As of _____________________, 2009, there was one record holder of HeNan Smart Food ordinary shares.

Dividends. HeNan Smart Food has distributed a significant portion of its earnings as dividends in the past three years, however, it is the present intention of the board of directors to retain all earnings, if any, for use in business operations and, accordingly, it does not anticipate declaring any dividends in the foreseeable future.

After completion of the acquisition, HeNan Smart Food’s shareholders will be entitled to receive dividends declared by it. The payment and the amount of any dividends will be at the discretion of HeNan Smart Food’s directors and will depend upon its future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that HeNan Smart Food’s directors deem relevant.

Final dividends, if any, on the outstanding shares must be recommended by HeNan Smart Food’s board of directors and approved at its annual general meeting of shareholders. In addition, the board of directors may declare interim dividends as appear to the board to be justified by HeNan Smart Food’s profits.

The timing, amount and form of future dividends, if any, will depend, among other things, on:

•	HeNan Smart Food’s results of operations and cash flows;
•	HeNan Smart Food’s future prospects;
•	general business conditions;
•	HeNan Smart Food’s capital requirements and surplus;
•	possible effects on HeNan Smart Food’s creditworthiness;
•	statutory and regulatory restrictions; and
•	any other factors the board of directors may deem relevant.

HeNan Smart Food’s ability to pay cash dividends will also depend upon the amount of distributions, if any, received by it from its operating subsidiaries. Under PRC law, dividends may be paid only out of distributable profits, which are the retained earnings of the relevant companies organized in the PRC. HeNan Smart Food will not ordinarily pay any dividends in a year in which its does not have any distributable earnings. HeNan Smart Food can give no assurance that any dividends will be paid.

THE CHINA DISCOVERY EXTRAORDINARY GENERAL MEETING

China Discovery is furnishing this proxy statement to its shareholders as part of the solicitation of proxies by the Board of Directors for use at the extraordinary general meeting in connection with the proposed acquisition of HeNan Smart Food.  This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the extraordinary general meeting.

Date, Time and Place ..  China Discovery will hold the extraordinary general meeting at 10:00 a.m., local time, on ____________________ , 2009, at the offices of China Discovery’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154  to vote on the proposals specified below.

Purpose .  At the extraordinary general meeting, holders of China Discovery ordinary shares will be asked to approve:

•
The proposed acquisition by China Discovery of all of the outstanding securities of the parent company of HeNan Smart Food, resulting in HeNan Smart Food becoming an indirect wholly owned subsidiary of China Discovery and the transactions contemplated by the stock purchase agreement, dated as of April 8, 2009 by and among HeNan Smart Food, Fenland Investments Limited, Calendar Profits Limited, Honest Joy Group Limited, Mr. Wang Youli, and China Discovery.  This agreement is referred to as the stock purchase agreement and the acquisition of all of the outstanding shares of the parent company of HeNan Smart Food pursuant to the stock purchase agreement as the acquisition.  This proposal is referred to as the acquisition proposal;

•
To elect seven (7) directors to the Board of Directors of China Discovery each to serve until his or her term has expired and until his or her successor is duly elected and qualified. This proposal is referred to as the election proposal;

•
Amending China Discovery’s Memorandum and Articles of Association and passing the required resolution to change China Discovery’s corporate name to [Si Mei Te Food Limited] as a special resolution. This proposal is referred to as the name change proposal;

•
Amending China Discovery’s Memorandum and Articles of Association and passing the required resolution to increase the share capital of China Discovery from 26,000,000 shares to 101,000,000 shares consisting of 100,000,000 ordinary shares with a par value of $0.0001 per share and 1,000,000 shares of preferred stock with a par value of $0.0001 per share as a special resolution. This proposal is referred to as the increased capital proposal;

•	Amending China Discovery’s Memorandum and Articles of Association as described in this proxy statement as a special resolution; and

•	The approval of any adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies.

After careful consideration of all relevant factors, China Discovery’s Board of Directors has determined that the foregoing proposals are fair to and in the best interests of China Discovery and its shareholders, and has recommended that you vote or give instruction to vote “FOR” adoption of each of them.  The Board of Directors has also determined that the fair market value of HeNan Smart Food is at least 80% of China Discovery’s net assets, which is necessary to satisfy the provisions of its Memorandum and Articles of Association enabling it to consummate the acquisition.

The extraordinary general meeting has been called only to consider approval of the acquisition, the amendment to China Discovery’s Memorandum and Articles of Association to (i) change China Discovery’s name, (ii) increase the share capital of China Discovery from 26,000,000 shares to 101,000,000 shares consisting of 100,000,000 ordinary shares with a par value of $0.0001 per share and 1,000,000 shares of preferred stock with a par value of $0.0001 per share, and (iii) amend China Discovery’s Memorandum and Articles of Association to remove certain provisions which will no longer be applicable upon consummation of the acquisition and the election of directors.  Under Cayman Islands law and China Discovery’s bylaws, no other business may be transacted at the extraordinary general meeting.

Record Date; Who is Entitled to Vote .  The “record date” for the extraordinary general meeting is _____________________, 2009. Record holders of China Discovery ordinary shares at the close of business on the record date are entitled to vote or have their votes cast at the extraordinary general meeting.  On the record date, there were 7,105,000 outstanding China Discovery ordinary shares, of which 5,750,000 shares were sold to the public in China Discovery’s initial public offering.  Each ordinary share is entitled to one vote per proposal at the extraordinary general meeting.  China Discovery’s warrants do not have voting rights.

Pursuant to letter agreements with China Discovery, China Discovery’s initial shareholders have agreed to vote the 1,355,000 ordinary shares owned by them prior to China Discovery’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in China Discovery’s initial public offering.  The initial shareholders have agreed not to demand redemption rights with respect to any of their initial shares (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

Vote Required ..  Under China Discovery’s Memorandum and Articles of Association, approval of the acquisition requires the affirmative vote of holders of a majority of China Discovery’s outstanding ordinary shares issued in the initial public offering which are present and entitled to vote at the meeting. Approval of the amendments to the Memorandum and Articles of Association will require the affirmative vote of the holders of two-thirds of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum.  The election of each director will require the affirmative vote of the holders of a majority of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum.

China Discovery will not be authorized to complete the acquisition if holders of 1,725,000 or more China Discovery ordinary shares sold in its initial public offering (public shareholders owning 30% or more of the shares sold in the initial public offering) vote against the acquisition and demand that China Discovery redeem their shares into pro rata portions of the trust account.  In addition, the amendments to China Discovery’s Memorandum and Articles of Association and the election of directors will not be effected, even if approved by shareholders in such manner, unless the acquisition proposal with HeNan Smart Food is also approved and holders of less than 30% of the ordinary shares sold in China Discovery’s initial public offering vote against the acquisition proposal and exercise their redemption rights.

Abstaining from voting or not voting on the acquisition proposal, either in person or by proxy or voting instruction, will have the same effect as a vote against such proposal since the vote to approve the acquisition proposal requires affirmative vote of holders of a majority of China Discovery’s outstanding ordinary shares issued in the initial public offering which are present and entitled to vote at the meeting. Broker non-votes will have no effect on the vote to approve the acquisition. Abstaining from voting or not voting on the proposals to amend China Discovery’s Amended and Restated Memorandum and Articles of Association, election of directors, and the adjournment (including broker non-votes), either in person or by proxy or voting instruction, will have no effect on the vote to approve each such proposal since the vote to approve each of these proposals requires the affirmative vote of the holders of either two-thirds or a majority of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum. An abstention will not count toward the 30% “against and redeeming” vote that would result in the acquisition’s abandonment, and you would be unable to exercise any redemption rights upon approval of the acquisition. If the proposal relating to the acquisition is not approved, China Discovery will not consummate the acquisition of HeNan Smart Food, and not go forward with the amendments to China Discovery’s Memorandum and Articles of Association and the election of directors. To demand redemption, you must vote against the acquisition and elect to redeem your shares.

Voting Your Shares ..  Each ordinary share that you own in your name entitles you to one vote per proposal.  Your proxy card shows the number of shares you own.

There are two ways to vote your shares at the extraordinary general meeting:

•
By signing and returning the enclosed proxy card .  If you vote by proxy card, your “proxy,” whose names are listed on the proxy card, will vote your shares as you instruct on the card.  If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by the China Discovery Board of Directors “for” approval of each proposal.

•
You can attend the extraordinary general meeting and vote in person .  China Discovery will give you a ballot when you arrive.  If your shares are held in the name of your broker, bank or another nominee, however, you must get a legal proxy from the broker, bank or other nominee.  That is the only way China Discovery can be sure that the broker, bank or nominee has not already voted your shares.

Redemption Rights ..  Any holder of shares that were purchased in China Discovery’s initial public offering who votes against the acquisition may, at the same time, demand that China Discovery redeem his or her shares into a pro rata portion of the funds available for redemption in the trust account. If so demanded and the acquisition is consummated, China Discovery will redeem the shares. If the holders of 1,725,000 or more shares issued in China Discovery’s initial public offering vote against the acquisition and demand redemption of their shares, China Discovery will not have authority to consummate the acquisition. You will be entitled to receive this cash only if you continue to hold your shares through the closing of the acquisition and tender your share certificate(s) per the instructions included on the proxy card. In connection with tendering your shares for conversion, you must elect either to physically tender your stock certificates to the Company’s transfer agent prior to the special meeting or to deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares. The requirement for physical or electronic delivery prior to the special meeting ensures that a converting holder’s election to convert is irrevocable once the proposal is approved.  Upon redemption of your shares, you will no longer own them.   You must follow the instructions on the proxy card and send your share certificate(s) with your proxy card in order to exercise your redemption rights.

The closing price of China Discovery’s ordinary shares on March 31, 2009 was $5.74.   As of March 31, 2009 the amount in trust was approximately $33,678,745.  If a public shareholder would have elected to exercise redemption rights on such date, he or she would be entitled to receive approximately $5.86 per share.

Questions About Voting ..  If you have any questions about how to vote or direct a vote in respect of your China Discovery ordinary shares, you may write or call China Discovery’s proxy solicitor: Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, 206-870-8565, Attention: Karen Smith.  You may also want to consult your financial and other advisors about the vote.

Revoking Your Proxy and Changing Your Vote .  If you give a proxy, you may revoke it or change your voting instructions at any time before it is exercised by:

Sending another proxy card with a later date;

Notifying China Discovery Acquisition Corp., Tower C, Van Tone Centre, Suite 1203,  6 Chaowai Street, Chaoyang District, Beijing 100020, People’s Republic Of China, Attention: Beatrice Hom, in writing before the extraordinary general meeting that you have revoked your proxy; or

Attending the extraordinary general meeting, revoking your proxy and voting in person.

If your shares are held in “street name,” consult your broker for instructions on how to revoke your proxy or change your vote.

Broker Non-Votes ..  If your broker holds your shares in its name and you do not give the broker voting instructions, regulatory rules prohibit your broker from voting your shares on the acquisition, and the proposed amendments to China Discovery’s Memorandum and Articles of Association.  This is known as a “broker non-vote.”

Solicitation Costs ..  China Discovery is soliciting proxies on behalf of the China Discovery Board of Directors.  This solicitation is being made by mail, but also may be made in person or by telephone or other electronic means.  China Discovery and its respective directors, officers, employees and consultants may also solicit proxies in person or by mail, telephone or other electronic means.  In addition, HeNan Smart Food shareholders, officers and directors may solicit proxies in person or by mail, telephone or other electronic means on China Discovery’s behalf.  These persons will not be paid for doing this.

China Discovery has hired Advantage Proxy, a proxy solicitation firm, to assist it in soliciting proxies for a fee of approximately $15,000 plus reasonable expenses.

China Discovery will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.  China Discovery will reimburse them for their reasonable expenses.

Share Ownership ..  Information concerning the holdings of certain China Discovery shareholders is set forth above in the Summary and below under “Beneficial Ownership of Securities.”

Actions That May be Taken to Secure Approval of China Discovery’s Shareholders .  In addition to retaining Advantage Proxy to assist China Discovery with soliciting proxies, China Discovery has retained an investor relations firm, _____________________, to help it prepare press releases and presentations relating to HeNan Smart Food’s business. _____________________ has also assisted China Discovery with the preparation of shareholder presentations. China Discovery is filing with the SEC a presentation that will be made to current and potential China Discovery shareholders to inform them about HeNan Smart Food in hopes that they will vote to approve the proposed acquisition or purchase China Discovery securities in the public markets. Members of HeNan Smart Food’s management team are expected to be involved in giving the presentation about HeNan Smart Food. Neither China Discovery nor its consultants or affiliates have offered any shareholder any form of consideration for any shareholder’s promise to approve the proposed acquisition.

In order to ensure that that the acquisition is approved, China Discovery, HeNan Smart Food and their respective affiliates may enter into transactions to purchase ordinary shares of China Discovery from shareholders who have indicated their intention to vote against the acquisition and seek conversion of their shares. In addition, China Discovery, HeNan Smart Food and their respective affiliates may also purchase warrants from warrantholders. Transactions of such nature would only be entered into and effected at a time when the purchasers of such securities or any of their affiliates are not aware of any material nonpublic information regarding China Discovery, HeNan Smart Food or the acquisition. Such purchases could result in all or substantially all of China Discovery’s trust fund being expended to pay for such purchases post transaction, which would result in HeNan Smart Food not receiving any working capital from the trust account.  No transactions have been entered into, but may include:

•	Purchases by China Discovery, HeNan Smart Food or their respective affiliates of shares or warrants of China Discovery;
•	Agreements with third parties to purchase shares or warrants that may then be resold to the combined company subsequent to the acquisition using funds that were previously in the trust account;
•
Agreements with third parties pursuant to which China Discovery, HeNan Smart Food or their respective affiliates would borrow funds to make purchases of ordinary shares or warrants of China Discovery. The combined company would repay such borrowings using funds that were previously in the trust account; and

•	The granting of securities to third party purchasers of ordinary shares or warrants of China Discovery as an inducement for such third parties to purchase such securities.

In the event that it appeared that the acquisition would not be consummated at the extraordinary general meeting of China Discovery’s shareholders, such meeting could be postponed (assuming that the postponement proposal was approved by the shareholders and such postponement was not past June 26, 2009, the date on which China Discovery’s corporate existence terminates unless it consummates a business combination) to enter into arrangements similar to the foregoing.

In the event that any purchases of China Discovery’s ordinary shares or warrants are made by China Discovery, HeNan Smart Food or affiliates of either of them after the mailing of this proxy statement to shareholders but prior to the extraordinary general meeting, China Discovery will file a Current Report on Form 6-K relating to such purchases within four business days of such purchases or otherwise prior to the extraordinary general meeting. In the event that members of the management team of China Discovery purchase China Discovery ordinary shares or warrants, such purchasers will also be required to make beneficial ownership filings with the Securities and Exchange Commission. Members of China Discovery management have an obligation to disclose changes in their beneficial ownership of China Discovery securities within two business days of any such changes.

China Discovery will file a Current Report on Form 6-K with respect to any arrangements entered into by China Discovery, HeNan Smart Food or their respective affiliates which is intended to increase the likelihood that the arrangement and related proposals are approved by China Discovery’s shareholders. Any China Discovery shares purchased by China Discovery will not be considered outstanding for purposes of the extraordinary meeting and will therefore not be permitted to vote at the meeting. In the event that public shares are purchased by China Discovery, such shares would no longer be deemed to be outstanding for purposes of determining the vote required for the approval of any of the proposals presented at the extraordinary general meeting. Therefore, this would reduce (i) the number of public shares outstanding and entitled to vote on each matter, (ii) the number of shares required to be voted in favor of each proposal. Conversely, if China Discovery’s directors and officers purchased such shares, those shares would still be considered to be outstanding and could be voted in favor of such proposals, reducing the number of shares required to be voted in favor of such proposals by a number of shares equal to those purchased. Neither China Discovery nor its officers or directors purchasing shares would affect the number of shares that could be converted by China Discovery with the acquisition still being permitted to be consummated.

China Discovery’s initial shareholders have agreed to vote the 1,355,000 ordinary shares of China Discovery owned by them prior to China Discovery’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in China Discovery’s initial public offering.  The initial shareholders are not under any obligation to China Discovery with respect to voting any shares acquired by them in China Discovery’s initial public offering or in the aftermarket, and accordingly may vote any such shares in favor of the proposed acquisition (as they have indicated they intend to do).  This would have the effect of reducing the number of other public shareholders of China Discovery that would have to vote in favor of the proposed acquisition.  The initial shareholders have agreed not to demand redemption rights with respect to any of their initial shares (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

PROPOSAL TO ACQUIRE HENAN SMART FOOD

General

On April 8, 2009, a Stock Purchase Agreement (the “Agreement”) was entered into by and among China Discovery Acquisition Corp., a company incorporated in the Cayman Islands (“China Discovery”), HeNan Smart Food Company Limited, a Chinese enterprise (the “HeNan Smart”), Fenland Investments Limited (“Fenland”), a British Virgin Islands company, and Calendar Profits Limited (“Calendar”), a British Virgin Islands company, Honest Joy Group Limited (“Honest Joy”), a British Virgin Islands company, (Fenland, Calendar and Honest Joy each a “Seller” and collectively, the “Sellers”), and Mr. Wang Youli (“Wang”), the ultimate beneficial owner of 92% of the equity interests of HeNan Smart and 100% of Fenland.

Acquisition of Target; Acquisition Consideration

Upon the closing of the transactions contemplated in the Agreement, China Discovery will acquire 100% of the issued and outstanding shares of the direct parent of the Target (Gliston International Limited (“Gliston”)) from its shareholders (Fenland, Calendar and Honest Joy) in exchange for an aggregate of 14,700,000 China Discovery ordinary shares and $3,000,000 in upfront consideration. We refer to this stock purchase as the “acquisition.”

In addition, pursuant to an earn-out provision in the share exchange agreement, China Discovery has agreed to issue to Gliston’s shareholders up to 6.8 million additional shares if the following net income targets are achieved (calculated on a U.S. GAAP basis):

•	net income for the fiscal year ending December 31, 2009 of at least $30.0 million, an additional 1.8 million shares will be issued.

•	net income for the fiscal year ending December 31, 2010 of at least $40.0 million, an additional 2.5 million shares will be issued.

•	net income for the fiscal year ending December 31, 2011 of at least $52.0 million, an additional 2.5 million shares will be issued.

The shareholders of Gliston are also eligible to receive a cash payment of $5.0 million in the event that 75% or more of China Discovery’s publicly traded warrants are exercised prior to their expiration on June 17, 2011.

Fenland will place 3,000,000 of the shares issued to it in escrow.  Such shares may be used to pay for the indemnification obligations described below.

Representations and Warranties

In the Agreement, HeNan Smart, Fenland, Gliston and Wang (collectively, the “Warrantors”) make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Agreement) relating to, among other things: (a) capital structure; (b) proper corporate organization and similar corporate matters; (c) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (d) required consents; (e) licenses and permits; (f) taxes and audits; (g) financial information; (h) absence of certain changes or events; (i) absence of undisclosed liabilities; (j) title to assets and properties; (k) material contracts; and (l) compliance with laws, including those relating to the PRC, foreign corrupt practices and money laundering.

In the Agreement, Fenland, Calendar and Honest Joy make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Agreement) relating to, among other things: (a) title to shares; and (b) certain securities law matters.

In the Agreement, China Discovery makes certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Agreement and other transaction documents; (c) capital structure; and (d) validity of share issuance.

Conduct Prior to Closing; Covenants

The Warrantors have agreed to use their best efforts to cause HeNan Smart and its subsidiaries and affiliated entities to continue to operate its business in the ordinary course prior to the closing (with certain exceptions) and not to take certain specified actions without the prior written consent of China Discovery.

The Agreement also contains covenants of China Discovery and HeNan Smart, Fenland and Wang, including covenants providing for:

•
HeNan Smart, Fenland and Wang agree to conduct HeNan Smart’s business in the ordinary course, providing access to its books and records to China Discovery, and providing information to China Discovery necessary for the proxy statement to be filed in connection with a special meeting to approve the acquisition (the “Proxy Statement”);

•
HeNan Smart, Fenland and Wang agree not to, directly or indirectly, solicit, encourage or enter into any negotiation or arrangement with any party that could reasonably be expected to lead to a proposal or offer for a stock purchase, asset acquisition, merger, consolidation or other business combination involving Target;

•	HeNan Smart, Fenland and Wang agree to restructure (the “Restructuring”) HeNan Smart and certain affiliated companies, to be completed prior to the consummation of the acquisition; and

. China Discovery giving Gliston’s shareholders piggy-back registration rights relating to the ordinary shares issued in connection with the acquisition.

Conditions to Closing

General Conditions.  Consummation of the Agreement and the acquisition is conditioned on (a) no law or court order prohibiting or limiting consummation of the acquisition or materially limiting China Discovery’s right to control the Target; (b) holders of a majority of China Discovery’s ordinary shares approving the business combination in accordance with its Memorandum and Articles of Association, with holders of less than 30% of China Discovery’s public ordinary shares voting against the acquisition and properly exercising their rights to convert such public ordinary shares to cash; (c) the absence of any proceeding pending or threatened to enjoin or otherwise restrict the acquisition.

Sellers’ Conditions to Closing.  The obligations of HeNan Smart, Fenland and Wang to consummate the transactions contemplated by the Agreement, in addition to the conditions described above, are conditioned upon the representations and warranties of China Discovery being true on and as of the closing date of the Agreement, and China Discovery complying with all required covenants in the Agreement.

China Discovery’s Conditions to Closing.  The obligations of China Discovery to consummate the transactions contemplated by the Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

   · the representations and warranties of the Warrantors shall be true on and as of the closing date of the Agreement, and each of the Warrantors has complied with all required covenants in the Agreement;

•	China Discovery shall have received legal opinions from counsel to the Target;

•	receipt by the Warrantors of certain third party consents;

•	there shall have been no material adverse change with respect to the Target;

•	the Restructuring will have been completed.

If permitted under applicable law, either China Discovery or HeNan Smart may waive any inaccuracies in the representations and warranties made to such party in the Agreement and may waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Agreement.

Termination

The Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to China Discovery’s shareholders, by:

•	mutual written consent of the parties to the Agreement;

•	either China Discovery or any Warrantor, if the closing has not occurred by July 31, 2009;

•
Any Warrantor, if there has been a breach by China Discovery of any covenant, representations or warranties contained in the Agreement, and in any event if such breach is subject to cure and China Discovery has not cured such breach within five days after written notice of intent to terminate from any Warrantor; or

•
China Discovery, if there has been a breach by any of the Warrantors of any covenant, representations or warranties contained in the Agreement, and in any event if such breach is subject to cure and China Discovery has not cured such breach within five days after written notice of intent to terminate from any Warrantor.

Effect of Termination

In the event of termination for breach, the non-terminating party will be obligated to pay the non-breaching party $1,000,000.

Indemnification by the Warrantors

Fenland and Wang have agreed, jointly and severally, to indemnify China Discovery from any damages arising from: (a) any breach of any representation, warranty or covenant made by the Warrantors; (b) the failure to pay any third party claims for the period of time prior to the acquisition, or (c) any payment that the Target is required to make pursuant to third party guaranties made by it. The Warrantors indemnification obligations are subject to a $100,000 basket and are capped at $30,000,000.

Background

Shortly after China Discovery’s initial public offering in June 2007, China Discovery’s management began an intensive process to seek a target business for a business combination. In the months after China Discovery’s initial public offering, China Discovery’s management reviewed information on over 70 companies in its search for a target business. The focus of this effort was to find a suitable acquisition candidate that had positive cash flow and was profitable, as well as high growth rate year over year.  China Discovery was also looking for a company that has a track record of success and a proven ability to prosper in a variety of economic climates.

Description of Significant Events with Target

On November 30, 2008, Ms. Hom met with Mr. Michael Wu, an officer of Mid-Point Consultants Limited, a consulting firm hired by China Discovery to assist in its target search process, to discuss a possible target for China Discovery, Henan Smart Food. Mid-Point Consultants was working with Ms. Hom since March of 2008. Mr. Wu was introduced to Ms. Hom by mutual friends. China Discovery signed a non disclosure agreement with Mr. Wu and had conducted diligence on other companies that Mr. Wu introduced to China Discovery.  In addition, China Discovery previously signed a letter of intent and conducted significant diligence on another company that Mr. Wu introduced to China Discovery.

On December 20, 2008, Ms. Hom went to Henan to visit the company and met with Mr. Wang Youli, Chairman and founder of the company; Mr. Meng , Vice Chairman, Mr. Francis Wong, a stockholder of HeNan Smart Food and anticipated director of the post transaction company, and other members of the management team.  Ms. Hom was impressed by the management team and reported back to the board of China Discovery. The board decided to continue the due diligence process

On Dec. 22, 2008, China Discovery management recommended to the China Discover Board of Directors that management be permitted to initiate due diligence and negotiations with HeNan Smart Food, and the China Discovery Board of Directors authorized China Discovery management to begin due diligence  and negotiations, including preparing a draft letter of intent.

Between December 22, 2008 and April 6, 2009, members of the management team of China Discovery, Mid-Point Consultants and BDO Seidman, a consultant to China Discovery, reviewed the  financial and legal diligence of Henan Smart Food.  During such period, China Discovery’s management team conducted research on the industry, instant noodle sub-sector and the  company itself.  China Discovery believes that the company fits the investment criteria of China Discovery’s initial public offering prospectus in that HeNan Smart Food is one of the top five instant noodle manufacturers in its sector; the fact that it has a well known branded product; and that its products are manufactured in and consumed primarily in China.

In addition, China Discovery’s management engaged Tian Yuan & Law, its legal advisor, and began the process of drafting potential terms for such letter of intent and preparing for due diligence review.  On Dec. 23, 2008, China Discovery distributed its due diligence request list to Henan Smart Food.

On January 10, 2009, China Discovery received the initial draft of an opinion by Jing Tian Law Firm, HeNan Smart Food’s legal advisor, describing the restructuring of the corporate structure of Henan Smart Food, which was updated on March 14, 2009, and finalized on April 30, 2009 in connection with completion of the restructuring.

On Jan. 8, 2009, China Discovery management conducted an on-site diligence trip to HeNan Smart Food in Henan  and met with the senior management team of HeNan Smart Food, including Mr. Meng, Mr. Chou, Corporate Secretary of HeNan Smart Food.  Such onsite diligence trip included visits to HeNan Smart Food’s facilities, conversations with onsite managers, and review of financial information with the senior management team.  After the visit, China Discovery’s management determined to continue to pursue a transaction with Smart Food.

On Jan 10, 2009, China Discovery’s management team recommended to the China Discovery Board of Directors that management be permitted to enter into a letter of intent with HeNan Smart Food and initiate negotiations with HeNan Smart Food on the terms of a definitive agreement.  China Discovery’s board agreed with the recommendation and authorized China Discovery’s management team to continue the process.

Between January 10, 2009 and January 12, 2009, China Discovery’s management team negotiated a letter of intent with Mr. Wang, which was signed on Jan. 12, 2009. The letter on intent included a purchase price of approximately $90 million.  China Discovery’s management team continued discussions with other target companies throughout the time period that it was working with HeNan Smart Food.

Between January 12, 2009 and April 8, 2009, the terms of a definitive agreement were negotiated between the parties through numerous phone calls, e-mails and in-person meetings.  China Discovery’s management team also conducted several on-site visits to HeNan Smart Food in early February and early March 2009.

On March 2, 2009, Ms Hom met with Mr. Wang and other members of senior management in Henan to discuss the current economic situation in China and the impact on Smart Food’s profitability and business fundamentals. Ms. Hom was pleased to learn that the company was doing well and ahead of forecasts for the first two months of 2009.

On April 1, 2009, China Discovery’s management had a conference call with Loeb & Loeb LLP to begin preparing the proxy statement to solicit stockholders to vote on the transaction with HeNan Smart Food.

On April 3, 2009, HeNan Smart Food’s Board of Directors approved the final agreement.

On April 4, 2009 Ms. Hom called Mr. Meng to discuss the results of HeNan Smart Food’s first quarter.  Mr. Meng informed Ms. Hom that preliminary indications of first quarter results were good.

On April 6, 2009 China Discovery’s management had a conference call with EarlyBird Capital to assist in the preparation of an investor presentation for the transaction.

On April 6, 2009. China Discovery’s Board of Directors approved the final agreement, and authorized management to execute the agreement on April 11, 2009.

On April 12, 2009, the parties entered into the share exchange agreement.

Board Consideration and Approval

At a meeting of China Discovery’s Board of Directors on April 11, 2009, the Board of Directors discussed all aspects of the transaction with HeNan Smart Food. Detailed discussions were held on the prospects of Smart Food’s leading brands and The Board of Directors concluded that Smart Food’s business had considerable potential upside. China Discovery’s Board of Directors then determined that the financial performance and forecast of Smart Food’s performance merited the valuation that had been negotiated. At the close of the meeting it was agreed to that China Discovery should continue to pursue negotiations to finalize and execute the definitive agreement, which was approved by the Board of Directors on April 6, 2009.

While no one factor was determinative to the final agreed upon consideration in the acquisition, China Discovery’s Board of Directors reviewed various industry and financial data, including certain valuation analyses and metrics compiled by China Discovery and Mid-Point Consultants Limited in order to make its determination that the consideration to be paid to the Smart Food shareholders was reasonable and that the acquisition was in the best interests of China Discovery’s shareholders. China Discovery’s officers and consultants conducted a due diligence review of HeNan Smart Food that included an industry analysis, a description of HeNan Smart Food’s existing business model, inspections of company premises, review of corporate records and files, in-depth meetings with at least three levels of Smart Food’s management, a valuation analysis and financial projections in order to enable the Board of Directors to ascertain the reasonableness of the consideration. China Discovery’s Board of Directors also reviewed and considered certain analyses provided by management in order to determine that the acquisition consideration is fair from a financial point of view to China Discovery’s shareholders.

China Discovery’s Reasons for the Acquisition and Its Recommendation.

China Discovery’s Board of Directors concluded that the acquisition is in the best interests of China Discovery’s shareholders.  The Board of Directors considered a wide variety of factors in connection with its evaluation of the acquisition:

•	HeNan Smart Food is a leading producer and distributor of instant noodles in the People’s Republic of China;

•	HeNan Smart Food intends to further building on its solid brand reputation to expand market share

•	China is the largest instant noodle consumption county in the world with 60 billion unit market size in 2008 and growing at annual rate of 7%

•	HeNan Smart Food has established relationships with distributors throughout the PRC, has over 1000 distributors covering more than 800 counties in 22 provinces in China.

•	HeNan Smart Food has strong historical financial results:

•	Revenues increased 29% to $175.8 million for twelve months ended December 31, 2008

•	Net income increased 91% to $22.7 million for twelve months ended December 31, 2008

•	Smart Food experienced 27.3% compounded revenue growth 2006-2008

•	Smart Food experienced 54.6% compounded net income growth 2006-2008

Some negative factors considered by China Discovery’s Board of Directors include the significantly larger size of its nearest competitors, the fluctuation of the price of raw materials, the seasonality of sales and that new product offerings may not be successful.  However, management determined that the positive attributes of HeNan Smart Food outweighed the negative factors.

Interest of China Discovery’s Management in the Acquisition.

When you consider the recommendation of China Discovery’s Board of Directors that you vote in favor of the acquisition, you should keep in mind that China Discovery’s officers and directors have interests in the acquisition that are different from, or in addition to, yours.  These interests include the following:

If the proposed acquisition is not completed, and China Discovery is subsequently required to liquidate, the shares owned by China Discovery’s directors will be worthless because the shares will no longer have any value and the directors are not entitled to liquidation distributions from China Discovery. In addition, the possibility that China Discovery’s officers and directors will be required to perform their obligations under the indemnity agreements referred to above will be substantially increased.

In connection with China Discovery’s initial public offering, China Discovery’s officers and directors, agreed to indemnify China Discovery for debts and obligations to potential target businesses or other persons for services rendered or contracted for or products sold to China Discovery, but only to the extent necessary to ensure that certain liabilities do not reduce funds in the trust account. If the acquisition is consummated, China Discovery’s officers and directors will not have to perform such obligation. If the acquisition is not consummated, however, China Discovery’s officers and directors could potentially be liable for any claims against the trust account by vendors who did not sign waivers.

All rights of China Discovery’s officers and directors to be indemnified by China Discovery, and of China Discovery’s directors to be exculpated from monetary liability with respect to prior acts or omissions, will continue after the acquisition pursuant to provisions in China Discovery’s Memorandum and Articles of Association. However, if the acquisition is not approved and China Discovery subsequently liquidates, its ability to perform its obligations under those provisions will be substantially impaired since it will cease to exist. If the HeNan Smart Food acquisition is ultimately completed, the combined company’s ability to perform such obligations will be substantially enhanced.

Satisfaction of 80% Test.

According to the agreements China Discovery entered into in connection with its initial public offering, China Discovery’s initial target business or businesses in the aggregate must have a fair market value, as determined by its board of directors, equal to at least 80% of China Discovery’s net assets at the time of the business combination. The fair market value of HeNan Smart Food was calculated by China Discovery’s management team to be $171,842,729, which represents over 500% of our net assets as of December 31, 2008, which were $33,687,344.

China Discovery determined the enterprise value of HeNan Smart Food by comparing it to three public companies which were similar to HeNan Smart Food. These companies were selected because they are producers of instant noodles that distribute their products in China and are direct competitors of HeNan Smart Food.  Although instant noodles are the main product offering for each of these companies all are larger and have a wider product offering than HeNan Smart Food.  In addition, these companies’ products tend to target a higher or lower price point that HeNan Smart Food’s products.  Two of the companies are listed on the Hong Kong Stock Exchange and one is on the Toronto Stock Exchange.  China Discovery used the median of the following ratios and applied the ratio to HeNan Smart Food in order to determine its enterprise value: Enterprise Value/Revenue and Enterprise Value/EBITDA.  In each case, the median of the ratio was less than the average and the results of such calculations were discounted by 10% due to the illiquidity of HeNan Smart Food’s securities.  The average and median of each of the ratios for the year ended December 31, 2008 (which were calculated using estimated financial results for the year ended December 31, 2008 and the respective closing prices of their common equity as of April 1, 2009) are as follows:

Ratio	Median	Average
EV/R	0.76	0.99
EV/EBITDA	8.0	8.2

HeNan Smart Food’s revenue for the year ended December 31, 2008 was $175,387,248, and its EBITDA was $32,722,878.  Therefore, based on the median ratios specified above, the average enterprise value was determined to be $171,842,729, as further detailed in the following table:

Ratio	Calculated Value	Discount	Enterprise Value
EV/R	$133,294,308	$13,329,431	$119,964,877
EV/EBITDA	$261,783,024	$26,178,302	$235,604,722

Conclusion of China Discovery’s Board of Directors.

After careful consideration of all relevant factors, China Discovery’s Board of Directors determined that the acquisition is fair to, and in the best interests of, China Discovery and its shareholders. The Board of Directors has approved and declared the proposal advisable and recommends that you vote or give instructions to vote “FOR” the approval of the acquisition.

Certain U.S. Federal Income Tax Consequences of the Acquisition

For a discussion of certain U.S. federal income tax consequences of the acquisition and of owning ordinary shares and warrants in China Discovery after the acquisition, see “Material United States Federal Income Tax Considerations,” below.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the shareholders of HeNan Smart Food immediately prior to the Business Combination will have effective control of China Discovery through (1) their approximately 73.2% shareholder interest in the combined entity, assuming no share redemptions (67.4% in the event of maximum share redemptions), (2) majority representation on the Board of Directors (initially 5 out of seven members), and (3) being named to all of the senior executive positions.  For accounting purposes, HeNan Smart Food will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of HeNan Smart Food, i.e., a capital transaction involving the issuance of stock by China Discovery for the stock of HeNan Smart Food.  Accordingly, the combined assets, liabilities and results of operations of HeNan Smart Food will become the historical financial statements of China Discovery at the closing of the transaction, and China Discovery’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with HeNan Smart Food beginning on the acquisition date.  No step-up in basis or intangible assets or goodwill will be recorded in this transaction.  As this transaction is being accounted for as a reverse acquisition, all direct costs of the transaction will be charged to additional paid-in capital.

Regulatory Matters

The acquisition is not subject to the Hart Scott Rodino Act or any federal or state regulatory requirement or approval.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition to China Discovery and to holders of our ordinary shares and warrants, sometimes referred to as China Discovery securities, and of owning and disposing of China Discovery securities after the acquisition. Because the components of a unit are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be.  As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to the holder of a unit (as the deemed owner of the underlying ordinary share and warrant components of the unit). The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of ordinary shares or warrants that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our ordinary shares and warrants is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders is described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to China Discovery or to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our ordinary shares and warrants as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;
•	broker-dealers;
•	taxpayers who have elected mark-to-market accounting;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 5% or more of our voting shares;
•	persons that hold our ordinary shares or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares or warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares and warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO CHINA DISCOVERY OR TO ANY PARTICULAR HOLDER OF CHINA DISCOVERY SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF CHINA DISCOVERY SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION AND THE OWNERSHIP AND DISPOSITION OF CHINA DISCOVERY’S ORDINARY SHARES AND WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

Tax Consequences of the Acquisition

Neither China Discovery nor any holder of China Discovery securities should recognize any gain or loss as a result of the acquisition for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders of Ordinary Shares and Warrants of China Discovery

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC”, rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any dividend paid on our ordinary shares.  A distribution on our ordinary shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for our ordinary shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such ordinary shares redeemed by us. In addition, under recently published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include NASDAQ and the NYSE but do not include the OTC Bulletin Board. Although we intend to explore the possibility of listing on NASDAQ or the NYSE, there is no assurance such listing will be obtained. If the only exchange on which our ordinary shares are listed and traded is the OTC Bulletin Board, any dividends paid on our ordinary shares are not expected to qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to a reduced rate of PRC taxes under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants (which, in general, would include a redemption of ordinary shares pursuant to the exercise by a U.S. Holder of its redemption rights), and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of a warrant.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes apply to any gain from the disposition of our ordinary shares or warrants by a U.S. Holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the income tax treaty between the United States and the PRC. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the income tax treaty between the United States and the PRC.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. The terms of a warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant, in certain events.  Such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the ordinary shares. See “—Taxation of Distributions Paid on Ordinary Shares,” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

Passive Foreign Investment Company Rules

A foreign corporation will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition of our assets to date, which have largely consisted of cash and other investment assets, it is likely that we qualified as a PFIC in 2007 and 2008. Our actual PFIC status for any subsequent taxable year, however, will not be determinable until after the end of the taxable year, and accordingly there can be no assurance with respect to our status as a PFIC for the current taxable year or any future taxable year.

If we qualified as a PFIC for any taxable year during which a U.S. Holder held our ordinary shares or warrants, and the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our ordinary shares or a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and
•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;
•
the amount allocated to the taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to any taxable year prior to the first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

In addition, if we are a PFIC, a U.S. Holder who acquires our ordinary shares or warrants from a deceased U.S. Holder who dies before January 1, 2010 and who had not made a timely QEF election for the ordinary shares generally will be denied the step-up of U.S. federal income tax basis in such shares or warrants to their fair market value at the date of the deceased holder’s death. Instead, such U.S. Holder would have a tax basis in such shares or warrants equal to the deceased holder’s tax basis, if lower.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares will continue to apply with respect to such ordinary shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a stockholder-by-stockholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has elected the application of the QEF rules to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for our ordinary shares or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, however, will not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for the tax years in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder owns ordinary shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election. If the U.S. Holder makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) ordinary shares in China Discovery and for which it is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission (including NASDAQ and the NYSE), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to explore the possibility of listing on NASDAQ or the NYSE, there is no assurance such listing will be obtained. If the only exchange on which our ordinary shares are listed and traded is the OTC Bulletin Board, they may not currently qualify as marketable stock for purposes of this election.  U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Ordinary Shares and Warrants in China Discovery

Dividends paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares or warrants by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that backup withholding is required; or
•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

 Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

PROPOSAL TO ELECT DIRECTORS

Seven (7) director nominees are seeking to be elected at the extraordinary general meeting, to hold office until the expiration of their term and until their successors are elected and qualified. Management expects that each of the nominees will be available for election, but if any of them is not a candidate at the time the election occurs, it is intended that such proxy will be voted for the election of another nominee to be designated by the Board of Directors to fill any such vacancy.

Information About Director Nominees

Wang Youli, director—see biographical information set forth under “Directors and Management.”

Meng Fanyou , director—see biographical information set forth under “Directors and Management.”

Francois Da Pan Shih, director—see biographical information set forth under “Directors and Management.”

Ngan Man Kit, director—see biographical information set forth under “Directors and Management.”

Cheng Yixue, director—see biographical information set forth under “Directors and Management.”

Wang Huaijing, director—see biographical information set forth under “Directors and Management.”

Wang Youping, director—see biographical information set forth under “Directors and Management.”

If the acquisition proposal is not approved, this proposal will not be presented at the meeting.  In addition, appointment of the candidates to the Board of Directors is contingent on consummation of the acquisition, and if the acquisition is not subsequently consummated, the candidates will not be appointed the China Discovery’s Board of Directors.  If the amendment to China Discovery’s Memorandum and Articles of Association is not adopted the Board of Directors will be classified, in which case Wang Youli and Meng Fanyou would be a Class C director, Francois Da Pan Shih and Ngan Man Kit would be a Class B director, and Cheng Yixue, Wang Huaijing and Wang Youping would be a Class A director.  The term of the Class A directors would expire at the 2009 general meeting, the term of the Class B director would expire at the 2010 general meeting and the term of the Class C directors would expire at the 2011 general meeting.

Conclusion of China Discovery’s Board of Directors. After careful consideration of all relevant factors, China Discovery’s Board of Directors unanimously recommends that you vote “FOR” the election of each of the nominated directors.

PROPOSAL TO CHANGE NAME TO [SI MEI TE FOOD LIMITED]

China Discovery proposes to amend its Memorandum and Articles of Association to change its corporate name from “China Discovery Acquisition Corp.” to “[Si Mei Te Food Limited]” upon consummation of the acquisition in order to reflect China Discovery’s acquisition of HeNan Smart Food.  If the acquisition proposal is not approved, the name change amendment will not be presented at the meeting.  In addition, if the acquisition is not subsequently consummated, China Discovery’s Board of Directors will not effect the name change.

In the judgment of China Discovery’s Board of Directors, if the acquisition is consummated, the change of China Discovery’s corporate name is desirable to reflect the fact that China Discovery would then be an operating business.  A copy of the Amended and Restated Memorandum and Articles of Association as it would be filed if the proposal to amend China Discovery’s Memorandum and Articles of Association, to increase its share capital (pursuant to the two immediately subsequent proposals) and to change China Discovery’s name (pursuant to this proposal) is attached to this proxy statement as Annex B.

If the acquisition proposal is not approved, this proposal will not be presented at the meeting.  In addition, if the acquisition is not subsequently consummated, China Discovery’s Board of Directors will not effect this amendment to China Discovery’s Memorandum and Articles of Association.

Shareholders will not be required to exchange outstanding share certificates for new share certificates if the amendment is adopted.

Conclusion of China Discovery’s Board of Directors. After careful consideration of all relevant factors, China Discovery’s Board of Directors determined that the proposal to amend China Discovery’s Memorandum and Articles of Association to change China Discovery’s name to “[Si Mei Te Food Limited]” is in the best interests of China Discovery and its shareholders. The Board of Directors has approved and declared the proposal advisable and recommends that you vote or give instructions to vote “FOR” the approval of the name change.

PROPOSAL TO INCREASE SHARE CAPITAL

China Discovery proposes to amend its Memorandum and Articles of Association to increase the share capital of China Discovery from 26,000,000 shares to 101,000,000 shares consisting of 100,000,000 ordinary shares with a par value of $0.0001 per share and 1,000,000 shares of preferred stock with a par value of $0.0001 per share as a special resolution;

China Discovery currently has authorized share capital of 25,000,000 ordinary shares, par value $.0001 per share, and 1,000,000 preferred shares, par value $.0001 per share.  If approved by China Discovery’s shareholders and in connection with the consummation of the business combination, China Discovery intends to increase its share capital from 26,000,000 shares to 101,000,000 shares consisting of 100,000,000 ordinary shares with a par value of $0.0001 per share and 1,000,000 preferred shares with a par value of $0.0001 per share.  The increase in China Discovery’s authorized share capital is necessary to allow for sufficient authorized shares to complete the business combination and to provide China Discovery the flexibility to use its share capital in the future for financing and business combinations.

In the judgment of China Discovery’s Board of Directors, if the acquisition is consummated, the amendment to China Discovery’s Memorandum and Articles of Association to increase its share capital is desirable.  A copy of the Amended and Restated Memorandum and Articles of Association as it would be filed if the proposal to amend China Discovery’s Memorandum and Articles of Association (pursuant to the immediately following proposal), to increase its share capital (pursuant to this proposal) and to change China Discovery’s name (pursuant to the immediately preceding proposal) is attached to this proxy statement as Annex B.

If the acquisition proposal is not approved, this proposal will not be presented at the meeting.  In addition, if the acquisition is not subsequently consummated, China Discovery’s Board of Directors will not effect this amendment to China Discovery’s Memorandum and Articles of Association.

Shareholders will not be required to exchange outstanding share certificates for new share certificates if the amendment is adopted.

Conclusion of China Discovery’s Board of Directors. After careful consideration of all relevant factors, China Discovery’s Board of Directors determined that the proposal to amend China Discovery’s Memorandum and Articles of Association to increase China Discovery’s share capital is in the best interests of China Discovery and its shareholders. The Board of Directors has approved and declared the proposal advisable and recommends that you vote or give instructions to vote “FOR” the approval of the amendment to the Memorandum and Articles of Association described above.

PROPOSAL TO AMEND CHINA DISCOVERY’S AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION TO REMOVE CERTAIN PROVISIONS THAT ARE NO LONGER
APPLICABLE TO CHINA DISCOVERY

China Discovery proposes to amend its Memorandum and Articles of Association for the following purposes: (which do not include a discussion of non-substantive revisions or the correction of typographical errors):

•
The Divisions entitled “Transfer of Shares” (which related to required procedures in the event of a transfer of shares), “Lien on Shares” (pursuant to which Spring Creek had a lien on its outstanding shares), “Call on Shares” (pursuant to which Spring Creek could call unpaid amounts on its shares), “Forfeiture of Shares” (which related to shareholders forfeiting their shares in the event that shareholders were unable to pay amounts due on such shares), and “Alternate Directors” (which related to directors being able to select a third party to act in the director’s stead at meetings of the directors), were deleted.

•
Section 102 and the Division entitled “Business Combination” were deleted in their entirety as they were sections relating to the operation of Spring Creek prior to a business combination, which includes the provisions related to a classified Board of Directors.

In the judgment of China Discovery’s Board of Directors, if the acquisition is consummated, the amendment to China Discovery’s Memorandum and Articles of Association is desirable to remove certain provisions that would no longer be applicable to an operating company and which delete certain provisions which are unusual for a public company.  A copy of the Amended and Restated Memorandum and Articles of Association as it would be filed if the proposal to amend China Discovery’s Memorandum and Articles of Association (pursuant to this proposal), to increase its share capital and to change China Discovery’s name (pursuant to the two immediately preceding proposals) is attached to this proxy statement as Annex B.

If the acquisition proposal is not approved, this proposal will not be presented at the meeting.  In addition, if the acquisition is not subsequently consummated, China Discovery’s Board of Directors will not effect these amendments to China Discovery’s Memorandum and Articles of Association.

Shareholders will not be required to exchange outstanding share certificates for new share certificates if these amendments are adopted.

Conclusion of China Discovery’s Board of Directors. After careful consideration of all relevant factors, China Discovery’s Board of Directors determined that the proposal to amend China Discovery’s Memorandum and Articles of Association is in the best interests of China Discovery and its shareholders. The Board of Directors has approved and declared the proposal advisable and recommends that you vote or give instructions to vote “FOR” the approval of the amendments to the Memorandum and Articles of Association described above.

PROPOSAL TO ADJOURN OR POSTPONE THE EXTRAORDINARY GENERAL MEETING FOR THE
PURPOSE OF SOLICITING ADDITIONAL PROXIES

This proposal allows China Discovery’s Board of Directors to submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the extraordinary general meeting to approve the proposed acquisition.

If this proposal is not approved by China Discovery’s shareholders, its Board of Directors may not be able to adjourn the extraordinary general meeting to a later date in the event there are not sufficient votes at the time of the extraordinary general meeting to approve the proposed acquisition.

Conclusion of China Discovery’s Board of Directors. After careful consideration of all relevant factors, China Discovery’s Board of Directors determined that the proposal to allow adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies is in the best interests of China Discovery and its shareholders. The Board of Directors has approved and declared the proposal advisable and recommends that you vote or give instructions to vote “FOR” the proposal.

INFORMATION ABOUT HENAN SMART FOOD

Overview

HeNan Smart Food is a leading producer and distributor of instant noodles in the People’s Republic of China.  HeNan Smart Food commenced operations in 1991 and became a Sino-foreign joint venture in 1995.  Since then, HeNan Smart Food has grown into one of the leading brands in the instant noodle industry, especially in secondary cities, counties and rural areas in China.  As of December 31, 2008, HeNan Smart Food’s operations have expanded to include 26 production lines with a capacity of 2.3 billion packs of instant noodles per year.  HeNan Smart Food’s products are distributed in more than 800 counties and 22 provinces across China.  HeNan Smart Food’s business has grown significantly over the past several years.  HeNan Smart Food’s revenue over the three years ended December 31, 2008 grew at a compounded annual growth rate of approximately 27.3% from $108 million for the year ended December 31, 2006 to $175 million for the year ended December 31, 2008. HeNan Smart Food’s net income for the three years ended December 31, 2006, 2007 and 2008 was approximately $9.5 million, $12.0 million, $22.7 million, respectively.

According to Euromonitor, in the 12 months ended December 31, 2007, HeNan Smart Food was the number 5 instant noodle manufacturer in China with 4.8% of the total market value.

HeNan Smart Food produces approximately 100 instant noodle products, including bowl noodles, packet noodles and snack noodles of different flavors in its production facilities. HeNan Smart Food sells instant noodle products under 7 distinct brands as follows:

• Si Yuan (思圆)	• Gou Wei (够味)	• Shi Shang ( 食尚)
• Si Mei Te (斯美特)	• Zi Ran Yi Pai ( 自然一派)
• Super Si Mei Te ( 超级斯美特)	• Crispy Noodle (香脆面)

HeNan Smart Food currently targets the mid-market consisting of bowl and packet instant noodles priced at approximately RMB0.8 to 1.2 per pack (wholesale prices).  HeNan Smart Food produces its instant noodle products in 26 production lines located in 2 production facilities.  HeNan Smart Food distributes its products throughout the PRC through its sales channels, including approximately 1000 distributors in 22 provinces.  HeNan Smart Food believes its extensive distribution network is an important competitive advantage and will enable it to continue to rapidly and successfully introduce new products to the market.

The instant noodle industry in the PRC is highly competitive. HeNan Smart Food’s ability to compete is, to a significant extent, dependent on its ability to distinguish its products from those of its competitors by providing high quality products at reasonable prices that appeal to consumers’ tastes and preferences.  Unlike some of HeNan Smart Food’s competitors who have diversified food and drink products, HeNan Smart Food is currently focused on instant noodle products as it believes that there is significant growth opportunity in its industry both through organic growth and through selective acquisitions.

Corporate Development and History

HeNan Smart Food was established as a Sino-foreign equity joint venture under PRC Laws on Oct.17, 1995. Upon establishment, HeNan Smart Food had registered capital of $425,300, which was 70% owned by Jiaozuo Branch of Beijing Instant Food Company and 30% owned by Ms. Jin Weiping. Since HeNan Smart Food’s initial operation, its has engaged in the production of instant noodles.

To expand HeNan Smart Food’s business, it established the Qishan Branch of Henan Smart Food Co. Ltd. in Qishan County, Baoji City of Shaanxi Province on Sep. 11, 2002.

In 2008, Beijing Instant Food Company transferred all of its equity interests to Jiaozuo Huafeng Food Co. Ltd. and after such transfer, Jiaozuo Huafeng Food Co. Ltd. held 70% of the equity interest of HeNan Smart Food while Ms. Jin Weiping held 30% of equity interest of HeNan Smart Food. The above transfer was reflected by the business license issued by Henan Administration of Industry and Commerce on July 31, 2008.

In May 2009, Jiaozuo Huafeng Food Co. Ltd. and Ms. Jinweiping transferred their respective equity interests in HeNan Smart Food to Ever Smart International Limited, which is a limited liability company incorporated in Hong Kong.  As such, HeNan Smart Food changed to a wholly foreign owned enterprise under PRC Laws, and it is now 100% owned by Ever Smart International Limited.  EverSmart Limited is 100% controlled by Gliston International Limited.  Gliston International Limited is owned by Fenland Investments Limited (92%), which is 100% owned by Wang Youli (who is anticipated to be China Discovery’s Chief Executive Officer and a director upon consummation of this transaction), Calendar Profits Limited (5%), which is 100% owned by Pinger Zhang, and Honest Joy Group Limited (3%), which is 100% owned by K. K. Wong.

Business Strategy

HeNan Smart Food’s goal is to leverage its strong brand recognition and expand its products to become the leading food company in the PRC. To accomplish this, HeNan Smart Food plans to employ the following strategies:

Continue to promote and develop brand while expanding into brand management

HeNan Smart Food has built some of the leading product brands in the instant noodle industry in the PRC.  HeNan Smart Food will continue its marketing and promotional activities in order to maintain this brand leadership.  HeNan Smart Food’s brand is its key corporate asset and competitive advantage.  HeNan Smart Food will continue to enhance its product quality, tastes, and innovation in order to serve its consumers.

Expand distribution network

HeNan Smart Food has been expanding and developing its distribution network to market its products to vast areas in China, especially in the secondary cities, counties and rural areas.  As disposable income in rural areas of PRC grows, expansion into these areas enables HeNan Smart Food to reach more potential end customers and increase sales. HeNan Smart Food currently has a distribution presence in more than 800 counties in the PRC. HeNan Smart Food plans to expand its distribution reach to more counties in the next few years. There are approximately 2500 counties in China, and HeNan Smart Food plans to penetrate more of the new counties in the coming years to increase the sales of its products.  HeNan Smart Food will achieve this primarily by leveraging more on distributors who have strong local relationships.

Expand revenue by more product offerings

HeNan Smart Food’s strong brand reputation, extensive distribution network and established manufacturing capacity provide it with a solid platform to launch new products in the market. HeNan Smart Food plans to leverage this platform to launch new flavors of existing products as well as related product lines to diversify it product portfolio and reach a wider customer base.  HeNan Smart Food’s strategy with regard to its instant noodle products is to continue to improve the quality of the noodles themselves so that they more closely resemble non-instant hand-made noodles.  HeNan Smart Food believes this will make its noodles more popular and attractive to consumers.  At the same time, HeNan Smart Food will continue to produce new flavors of instant noodles through its research and development efforts. HeNan Smart Food will also explore other related products such as food sources in China with a view to potentially increase the margin of its product offerings in the future.

Grow businesses with selective acquisitions

The instant noodle industry in China is highly fragmented, and there are large number of companies that lack of the scale and distribution reach to become national marketers.  HeNan Smart Food sees significant opportunity to expand its market penetration and reach by acquiring some of the smaller local instant noodle companies.  HeNan Smart Food would create value to the acquired companies by adding its brand name, management expertise, distribution and ability to secure raw materials at low costs.  HeNan Smart Food believes that there is significant growth in instant noodle consumption in China for years to come.

Industry Overview

The PRC is experiencing increasing urbanization as a result of its rapid growth in its economy. The population in large urban cities has increased with the influx of people from rural and less developed areas. In the 10 years from 1997 to 2006, the total number of urban population increased by 181 million (representing a compound annual growth rate of 4.3%) while population in rural areas decreased by 97 million (representing a compound annual growth rate of -1.4%). The following table sets forth the percentage of the PRC’s total population represented by urban and rural citizens in the years indicated.

Competitive Strengths

HeNan Smart Food believes its position as a leading producer and distributor of instant noodles in the People’s Republic of China is due to the following competitive advantages:

Strong brand presence and scale.

According to Euromonitor, in the year ended December 31, 2007, HeNan Smart Food was the number 5 manufacturer of instant noodles in China, with a market share of approximately 4.8%.   Over the course of 17 years of operations, HeNan Smart Food has developed the “Si Mei Te” (“斯美特 “) brand into one of the best known instant noodle brands in China.  HeNan Smart Food markets its instant noodle products under 7 distinct brands. Several of these brand names have themselves also become leading brands in the segments in which they are used. For example, HeNan Smart Food’s “Si Yuan” (“思圆 “) brand is the leading brand of instant noodles in China’s secondary cities, counties and rural areas, in the segment of middle market.  HeNan Smart Food believes its ability to launch and manage different brands for its products allows it to target different segments of its market and to capture the changing tastes of PRC consumers.

HeNan Smart Food believes the scale of its operations also provides it with significant bargaining power with raw material suppliers, retailers and distributors, allowing it to obtain a steady supply of raw materials at a competitive price and to obtain sufficient and more visible shelf space in retail outlets. HeNan Smart Food believes it established brand names and presence throughout the country provides it with a solid platform from which to introduce new products and new brands and to further increase its market share. HeNan Smart Food’s market position, the strength of its current brands and its experience in developing several different successful brands in the PRC also make it an attractive business partner, providing it with the opportunity to enter into strategic alliances with other leading international and PRC food and beverage companies to expand the scope of its business.

Extensive distribution infrastructure and network.

HeNan Smart Food has established relationships with distributors throughout the PRC. HeNan Smart Food’s extensive distribution network has been an important factor to its success. With China’s strong economic growth, new markets for HeNan Smart Food’s products are developing rapidly. In response to changes in retail and distribution models in the PRC, HeNan Smart Food has continually adapted and improved its distribution network.

HeNan Smart Food believes that establishing and maintaining close relationships with a large number of distributors operating within traditional distribution channels is particularly important in the PRC as such channels are prevalent in rural areas, where there is significant potential to expand HeNan Smart Food’s customer base. HeNan Smart Food believes the strength and depth of its traditional distribution network provides it with the ability to roll out new products and brands efficiently and effectively. As of December 31, 2008, HeNan Smart Food had over 1000 distributors covering more than 800 counties in 22 provinces in China.  HeNan Smart Food believes its network also represents a significant barrier to entry for other domestic and international brands looking to compete with it on a national scale.

Superior product quality and safety standards

HeNan Smart Food endeavors to ensure the highest safety quality of its products in all aspects.  In order to maintain consistently high safety standards, HeNan Smart Food has adopted stricter safety standard than what is required by the government regulations or guidelines.  Below table shows that HeNan Smart Food’s internal standard is generally higher than the industry standards published by the government:

	Items	National Standards (GB)	Industry Standards (LS/T)	Smart’s Internal Control Standards
	Water/ ( g/100 ) ≤	8.0	8.0	4.0
Physical &	Acid ( in terms of fat ) ( KOH ) / ( mg/g ) ≤	1.8	1.8	1.2
chemical	Peroxide (in terms of fat ) ( g/100g ) ≤	0.25	0.2	0.125
Indicators	Fat % ≤	24.0	24.0	24.0
	Iodine Colority ( LOD ) ≥	1.0	1.0	1.0
	Sodium Chloride % ≤	2.5	2.5	2.5
Microbial	Bacteria ( cfu/g ) ≤	1000	1000	1000
Indicators	E. Coli / ( MPN/100g ) ≤	30	30	30
	Pathogens (Salmonella, Staphylococcus Aureus, Shigella)	Not Detected	Not Detected	Not Detected

Strong, market-oriented research and development capabilities

The ability to improve HeNan Smart Food’s existing products and develop new products in a timely manner to cater to the changing tastes of consumers is central to HeNan Smart Food’s success. HeNan Smart Food believes that as the average disposable income per capita in the PRC rises, consumer tastes will become more sophisticated and PRC consumers will seek a greater variety of products. The ability to develop food products targeting specific consumer segments will become increasingly important. HeNan Smart Food has a dedicated central research and development center in Henan.

Strong management team with extensive experience and capabilities

HeNan Smart Food’s senior management team has extensive experience in the food and beverage business as well as a comprehensive understanding of local market conditions and practices. HeNan Smart Food is able to achieve this balance of local knowledge and industry expertise by fully utilizing the various sources of talent available to it.  Some of HeNan Smart Food’s executives have worked at other leading food and beverage companies such as Master Kang, Uni-President, Hua Long and others.  HeNan Smart Food’s management teams have built up significant local market know-how and expertise, including a deep understanding of local consumers’ tastes and preferences, and strong relationships with local distribution channels.  HeNan Smart Food’s management teams have first hand experience and ability in growing its business from a small base into a leading producer and distributor of instant noodles in the People’s Republic of China and building a name brand across China.  HeNan Smart Food is proud of its past achievement, and intends to leverage its team’s experience to expand its businesses in the future.

Products

HeNan Smart Food began producing and selling instant noodles in the PRC in 1991.  HeNan Smart Food produces over 100 types of instant noodle products under 7 distinctive brand names, targeting different segments of the instant noodle market.  HeNan Smart Food’s branding strategy is key to its product development and differentiation and it has launched its products around several key brands.  HeNan Smart Food packages and sells instant noodles in plastic packets, cups and bowls. HeNan Smart Food’s packet instant noodles typically contain a single serving of between 75 and 115 grams of noodles along with seasoning powder and/or sauce and are sold at prices ranging from RMB0.5 to over RMB2.0 per packet, depending on the target market of the particular brand. HeNan Smart Food’s cup and bowl instant noodles are sold in cups and bowls made out of paper and/or polypropylene, and include a plastic fork, and a single serving of between 80 and 120 grams of noodles along with seasoning powder and sauce. Our products, although sold at varying prices, typically are concentrated on the middle markets, which have whole sales prices at RMB0.8 – 1.0 per pack, and these products are typically sold at a suggested retail price of approximately RMB1.0 – 1.2 per pack.  HeNan Smart Food’s bowl instant noodles are typically sold at whole sale price of RMB2.0 – 2.5 per pack, and a suggested retail price of RMB2.8 - 3.5 per serving depending on brand and target market.

HeNan Smart Food has a strong presence in the middle market consisting of instant noodles priced at approximately RMB1.2 retail price. HeNan Smart Food expects this segment to continue to grow.

The following table contains additional information about some of our major product offerings:

Product Series	Price Range	Target Market	Production Description
(Si Yuan)	RMB 0.90 to RMB 1.80	Mid-to-high income families, college students, blue-collar	One of the leading brands of mid-priced range instant noodles that is increasing its national brand awareness
(Super Si Mei Te)	RMB 1.00	All income families, students, blue-collar	Contains large portions, low price, and fresh vegetables with extra nutrition
(Gou Wei)	RMB 0.50 to RMB 1.00	All income families, students, blue collar	Focused on Sichuan province and the Northeast region markets by providing a product catered to regional tastes
(Natural)	RMB 0.80	All income families, students, blue collar, rural markets	Traditional product that is both natural and flavorful and provides larger portions at an affordable price. Well-established in Shanxi and Hebei
(Si Mei Te)	RMB 0.50	Rural markets	Unique brand that has been established for generations that is known for its affordability, smaller portions, and lighter taste
(Crispy Noodle)	RMB 0.50	Elementary & Middle school children	New product offering that is appetizing and has a crispy texture
(Shi Shang)	RMB 2.00 to RMB 10.00	Mid-to-high income families, college students, white-collared	Newest product offering that provides a variety of specialized flavors with softer and smoother texture noodles. Includes a large vegetable packet for increased nutrition

Raw Materials And Suppliers

The principal raw materials HeNan Smart Food uses in the production of instant noodles include flour, palm oil, dehydrated vegetables, and various flavorings and spices.  In addition, packaging materials also represent a key production cost.  Overall, raw materials and consumables used typically accounted for approximately 48% of HeNan Smart Food’s revenue. In addition, packaging materials, such as carton boxes, polypropylene and paper-based cups/bowls are significant components in the production cost of HeNan Smart Food’s instant noodle products and constituted typically approximately 13% of its revenue.

Most raw materials for HeNan Smart Food’s products are sourced centrally by its Henan headquarters. HeNan Smart Food centrally sources its raw materials in order to increase its negotiation leverage with suppliers. Certain raw materials are sourced locally from suppliers located near HeNan Smart Food’s various production facilities. HeNan Smart Food purchases flour, which is used in making its instant noodle products, from Henan province which is the largest wheat producing province in China, and has the best quality of wheat.

Most of the principal raw materials used in the manufacture of HeNan Smart Food’s products are commodities, and accordingly, prices of its principal raw materials fluctuate. HeNan Smart Food monitors supply and cost trends of these raw materials and take appropriate action to obtain the ingredients it needs for production. Over the three years ended December 31, 2006, 2007 and 2008, costs of several of HeNan Smart Food’s major raw materials particularly the palm oil fluctuated dramatically.  While HeNan Smart Food expects prices of its raw materials to fluctuate, it believes there is generally an adequate supply of these raw materials and they can be obtained from numerous suppliers.

For flour materials, HeNan Smart Food typically buys during the harvest season, when the prices are at relative low levels, and it stores the wheat in its own storage for later use.  For palm oil, HeNan Smart Food generally enters into monthly purchase contracts with suppliers and places orders with them according to its needs throughout the year.  HeNan Smart Food currently has 4 suppliers of palm oil.  HeNan Smart Food’s  policy is to generally source each raw material from at least two different suppliers. HeNan Smart Food does not engage in any hedging activities in relation to commodity prices.

HeNan Smart Food choose suppliers on the basis of quality, price and level of service provided. The ability to satisfy HeNan Smart Food’s quality standards is always the top priority.

HeNan Smart Food has an assessment team made up of employees from various departments, including its research and development center, its technical department and the relevant business department which assesses the quality of the materials supplied by potential suppliers. Such assessment usually involves inspection of qualification certificates, on-site inspection of the production process and surrounding environment, and determination of level of technical sophistication. HeNan Smart Food only appoints suppliers who can satisfy all its internal criteria. HeNan Smart Food continues to monitor the quality of raw materials provided by all its suppliers. Quality control personnel at each of its manufacturing facilities conduct testing of raw materials upon each delivery to ensure compliance with quality standards.

HeNan Smart Food sources all of its flour within Henan province of China, and its palm oil is principally sourced from Malaysia.  Currently, the packaging materials used for HeNan Smart Food’s instant noodle products are supplied by an independent third party and HeNan Smart Food makes packaging boxes with its own factory.

For the year ended December 31, 2008 HeNan Smart Food’s top five largest suppliers accounted for 43.3% of its total cost of sales.   Payment is generally made by way of cash remittance after HeNan Smart Food takes the delivery, and a credit period of 7 - 8 days is generally granted by its suppliers.

Production Process

The diagram below illustrates the production process for our instant noodle products:

Quality Control

HeNan Smart Food monitors the quality of its raw materials and products at each stage of the procurement and production processes. Quality assurance is always HeNan Smart Food’s top priority when evaluating potential and current suppliers. HeNan Smart Food currently has 59 staff in the quality control department, and it conducts quality assessment on all potential suppliers before selecting them as its supplier, and monitors the quality of raw materials supplied on an on-going basis.  HeNan Smart Food has formulated and implemented standard operating procedures with respect to every stage of the production process to regulate and standardize the conduct of its production staff.  Final products are sample tested prior to delivery to HeNan Smart Food’s customers to ensure that both internal and PRC quality standards have been met.  Customer feedback is collected, processed and provided to relevant departments for their analysis with a view to improving and resolving any deficiency promptly so as to enhance customer satisfaction. HeNan Smart Food has also formulated internal guidelines on sales returns. Quality control, production and business departments jointly review and analyze customers’ complaints, keep a record of how the complaints have been handled, and compile, file and promptly pass such record to the responsible department in question so that the department can understand relevant issues, carry out a review and make improvements. HeNan Smart Food has been awarded ISO 9001: 2000 with respect to all of its operating subsidiaries. HeNan Smart Food is in compliance with product safety and hygiene laws and regulations in the PRC and has not encountered any significant product liability claims or product safety or hygiene complaints in the past.

Marketing, Sales and Distribution

Marketing and Branding Strategy

HeNan Smart Food engages in a variety of marketing activities including advertising on commercial and satellite television, radio and other media, outdoor advertising on billboards, buses and bus stops, and various promotional activities including consumer promotions such as sales and discounts, sponsorship of public events, free taste samples at designated sales locations and use of sponsors and spokespersons to promote brand awareness.   For the three years ended December 31, 2006, 2007 and 2008 total promotion and advertising expenses were approximately RMB14.2 million, RMB15.2 million, RMB20.8 million, respectively, representing approximately 10.5%, 9.5%, 9.0%, respectively, of HeNan Smart Food’s total revenues for those periods. Branding activities constitute an important part of HeNan Smart Food’s marketing efforts. As HeNan Smart Food’s products are sold under distinctly different product brands to target specific demographics and consumer segments, HeNan Smart Food has different marketing teams developing and adopting different strategies for each product brand.

Distribution Network

The establishment and maintenance of an extensive distribution network are crucial to the profitability and growth of HeNan Smart Food’s business and to the swift and effective distribution of new products.  HeNan Smart Food’s distribution network covers more than 800 counties in 22 provinces across China.  HeNan Smart Food’s distribution network consists of various traditional and modern distribution channels located throughout the PRC and special distribution channels.

Traditional distribution channels include small stalls, grocery and general merchandise stores. Such small, local distribution points make up most of the distribution points in China and are particularly prevalent in second and third tier cities and less developed areas of the PRC. HeNan Smart Food believes most of its product sales are made through traditional distribution channels.

Modern distribution channels include supermarkets, hypermarkets and convenience stores.  Modern distribution channels have become an increasingly popular means of distribution as urbanization increases across the PRC.   HeNan Smart Food’s believes its sales through modern distribution channels are relatively small, due to the fact that it is more focused on the middle markets in secondary cities and counties.

Most of HeNan Smart Food’s sales are made through independent third party distributors. HeNan Smart Food has been making use of its relationship with distributors to develop its distribution network. In certain cases, HeNan Smart Food’s sales personnel also work alongside with its distributors in servicing its end customers. HeNan Smart Food’s distributors typically have strong local connections and are familiar with the local market in which they operate. HeNan Smart Food intends to continue to rely on its distributors whenever it is able to do so and therefore it will introduce its end customers to them when it believes it is more efficient for its distributors to deal with them so that HeNan Smart Food can focus on developing new customers and markets and promoting new products.

HeNan Smart Food’s sales and marketing department is based in Henan headquarters and it is divided into 9 regions, with each region being responsible for the sales and marketing of HeNan Smart Food’s products in that particular region.  Most of HeNan Smart Food’s sales managers and staff make frequent visits to distributors which provide constant feedback about the market trends and customer opinions on HeNan Smart Food’s products.  As of December 31, 2008, HeNan Smart Food’s sales team comprised more than 600 staff personnel dealing with the distribution of its instant noodle products.

HeNan Smart Food believes that its strategy of building a traditional distribution network in rural areas throughout the PRC in addition to modern distribution channels allows it to enjoy a wide distribution coverage for its products, giving HeNan Smart Food a broader potential market than some of its competitors. HeNan Smart Food believes that it can further strengthen its market position and expand the market shares of its various products by building stronger distribution networks to cover more regions and areas in the PRC.

HeNan Smart Food’s distributors purchase its products as principals. Cash payment is typically made prior to shipment. Such sales are final and not conditional upon the purchasers re-selling HeNan Smart Food’s products to end consumers. As such, HeNan Smart Food generally books sales when these purchasers take receipt of its products and such purchasers, and not end consumers, effectively constitute HeNan Smart Food’s direct customers. HeNan Smart Food typically bears the cost of transporting its products to distributors within 500 kilometers and it charges certain transportation fees beyond 500 kilometers.   All of HeNan Smart Food’s sales contracts are entered into with its head office.  HeNan Smart Food’s customer base is diverse. For the year ended December 31, 2008, HeNan Smart Food’s top five customers accounted for 6.52% of its total sales revenue.

Capital Expenditures,

HeNan Smart Food’s capital expenditures principally comprise of purchases of property, plant and equipment in connection with its existing and expanding production facilities and building new production facilities for its instant noodle products.

Research and Product Development

Developing new products in a timely manner to cater to the tastes of local customers is a key component of HeNan Smart Food sales strategy. For the three years ended December 31, 2006, 2007 and 2008, total research and development expenses were approximately RMB3.6 million, RMB4.5 million, RMB5.5 million respectively, representing approximately 3.3%, 3.3%, 3.1%, respectively, of HeNan Smart Food’s total revenues for those periods.

HeNan Smart Food has a dedicated research and development team which is situated in Henan.  As of December 31, 2008, there were 16 personnel working at our R&D department.  Such personnel are organized into separate product development divisions, focusing on new flavor/product development and technical know-how research and development. In addition to new product/flavor development and technological development, HeNan Smart Food’s R&D department also participates in quality control and studies ways to reduce production costs of its existing instant noodle products.

The business department formulating a new idea or requiring a new product to be developed will work closely with the R&D department and the new product will be given to independent market researchers who will gather further public opinion through taste tests and consumer interviews. HeNan Smart Food takes into account external market research, its estimated costs of production and its expected profit margin and finalize the recipe, packaging and design of such products. HeNan Smart Food typically tests the market of a product in various regions. If the product proves successful, HeNan Smart Food will then launch it nationally.  The whole product development process, from submission of an idea to product launch, typically takes between 2 and 3 months.

Facilities and Production

As of December 31, 2008, HeNan Smart Food owned 2 parcels of land with an aggregate site area of approximately 131,960.51 square meters for industrial use.  HeNan Smart Food also owned 38 buildings or units.  HeNan Smart Food has legally obtained the state-owned land use rights certificates for the aforementioned 2 parcels of land. HeNan Smart Food has obtained the building ownership certificates for the above 38 buildings or units.

HeNan Smart Food produces its instant noodle products in 2 manufacturing facilities located at Wu Zhi, Henan province, and Qi Shan, Shaanxi province. In addition, occasionally HeNan Smart Food also outsources a portion of its production through arrangements with a number of manufacturing partners to produce its instant noodle products.

HeNan Smart Food owns and operates, through its operating subsidiaries, 26 production lines producing instant noodle products. HeNan Smart Food’s total annual designed production capacity is currently approximately 2.3 billion packs of instant noodle products. The annual designed capacity is calculated based on HeNan Smart Food’s production facilities operating two shifts, 16 hours a day and 300 days per year.  HeNan Smart Food plans to expand its new instant noodle production facility in the future either by building its own production lines or by selective acquisitions.

HeNan Smart Food maintains various insurance policies to cover its production facilities and other principal fixed assets including its inventory.

Environmental Matters

HeNan Smart Food’s business discharges little waste materials and therefore is very environmental friendly.  HeNan Smart Food monitors and ensures its business to be in compliance with all statutory regulations and its internal standards relating to environmental protection. HeNan Smart Food believes it is in compliance with applicable environmental regulations in the PRC in all material respects.  And the costs associated with environmental compliance has been immaterial.

Competition

The following table indicates the market size of the instant noodle market in China from 2003 to 2008:

	Year 2003	Year 2004	Year 2005	Year 2006	Year 2007	Year 2008
Sales of Instant Noodles by Volume ('000 Tonnes)	2,410.4	2,675.2	2,970.4	3,270.4	3,380.5	3,489.0
Sales of Instant Noodles by Value (RMB Million)	34,865.1	38,677.0	42,804.8	47,449.8	54,328.5	59,034.1
Source: Noodles in China by Euromonitor International in February 2009

The instant noodle market in China is fragmented with various regional and local manufacturers. Consumers in this market are highly price-sensitive and therefore manufacturers have in the past primarily competed on price or sometimes by increasing the serving size while maintaining the same price levels. The market has witnessed consolidation over the past several years.

Noodles Company Shares (% Retail Value)
	Year 2003	Year 2004	Year 2005	Year 2006	Year 2007
Ting Hsin Int'l Group	24.9	24.9	24.8	24.2	26.1
Hebei Hua Long Food Co. Ltd.	10.0	12.1	13.3	15.1	14.8
Uni-President China Holdings Ltd.					6.7
Baixiang Food Group	5.6	5.5	5.7	5.7	5.6
Henan Si Mei Te Food Co. Ltd.	4.6	4.5	4.4	4.9	4.8
Hebei Zhongwang Food Group Ltd.	3.8	4.0	3.9	3.9	3.8
Guangdong Jinfeng Enterprises Co. Ltd.	3.7	3.7	3.6	3.5	3.4
Henan Nanjiecun Group Ltd.	2.9	2.8	2.6	2.7	2.6
Source: Noodles in China by Euromonitor International in February 2009

In 2007, the top five instant noodle manufacturers together accounted for 58.0% of the total market, with the top three manufacturers accounting for 47.6% market share.  In 2007, HeNan Smart Food had 4.8% of the total instant noodle market making HeNan Smart Food the 5th largest manufacturer of instant noodle products.

Noodles Brand Shares (% Retail Value)
Brand	Company	Year 2004	Year 2005	Year 2006	Year 2007
Master Kong	Ting Hsin Int'l Group	24.9	24.8	24.2	26.1
Hua Long	Hebei Hua Long Food Co. Ltd.	8.1	8.5	9.4	9.1
Jinmailang	Hebei Hua Long Food Co. Ltd.	3.9	4.7	5.6	5.6
Hao Hao Chi	Baixiang Food Group	5.5	5.7	5.7	5.6
Si Mei Te	Henan Si Mei Te Food Co. Ltd.	4.5	4.4	4.9	4.8
San Tai Zi	Hebei Zhongwang Food Group Ltd.	4.0	3.9	3.9	3.8
President	Uni-President China Holdings Ltd.				3.6
Jinfeng	Guangdong Jinfeng Enterprises Co. Ltd.	3.7	3.6	3.5	3.4
Hao Jin Dao	Uni-President China Holdings Ltd.				2.9
Nan Jie Cun	Henan Nanjiecun Group Ltd.	2.8	2.6	2.7	2.6
Source: Noodles in China by Euromonitor International in February 2009

In 2007, the top five instant noodle brands together accounted for 51.2% of the total market, with the top three brands accounting for 40.8% of the total market share.  In 2007, HeNan Smart Food’s Si Mei Te had 4.8% of the total instant noodle market making Si Mei Te the 5th largest brand of instant noodle products.

According to Euromonitor’s observation and analysis, there was a significant price hike for noodles, especially instant noodles, in 2007 and 2008.  The main raw material such as vegetable and seed oil and flour saw prices rise significantly in 2007 and 2008, which directly increased the production cost of noodles.  According to the National Bureau of Statistics of China, the price of oil increased by 18% in the first quarter of 2008 compared to the same period in 2007.  In order to absorb the cost increase, almost all leading instant noodles brands increased prices in mid-2007.

HeNan Smart Food faces significant competition in the instant noodle markets in the China. It competes against several major Chinese instant noodle manufacturers. In addition, there are numerous smaller manufacturers of instant noodles.  Competition for instant noodles in the China is primarily on the bases of price, brand recognition and taste.

Trademarks and Intellectual Property

As of December 31, 2008, HeNan Smart Food had registered 26 patents in the PRC, and had another 15 patents under application.  HeNan Smart Food also had 22 registered trademarks, with another 88 under applications.

Employees

HeNan Smart Food employs approximately 3,800 employees. All of them are located in the 26 production lines and our corporate office located in its two manufacturing facilities in Wu Zhi, Henan province, and Qi Shan, Shaanxi province. These employees include approximately 3,000 employees involved in HeNan Smart Food’s manufacturing activities, 600 involved in sales and marketing and 200 in management and administrative activities. HeNan Smart Food believes is has maintained good relationships with its employees and no major disputes have incurred since its inception.

Occupational Health and Safety

In order to ensure that HeNan Smart Food provides its employees with a safe working environment, HeNan Smart Food has adopted certain management rules on production safety based on the safety laws and regulations of the PRC. It is mandatory for all of HeNan Smart Food’s employees to abide by these safety rules.  HeNan Smart Food provides safety education to its employees and have established safety standards in connection with matters such as purchasing, installing and operating new equipment, as well as for each stage of the manufacturing process. In addition, each of HeNan Smart Food’s production plants has established a safety and hygiene department responsible for supervising the labor, hygiene and safety conditions in its production process, and monitoring compliance with statutory regulations and its established standards relating to production safety. HeNan Smart Food also requires its production staff to go through annual medical check-ups to ensure the safety of its products.

Seasonality

HeNan Smart Food experiences seasonal fluctuations in demand for its instant noodle products, with demand for its instant noodle products generally higher during the cold weather of autumn and winter. The seasonal nature of HeNan Smart Food’s products causes its production lines to operate at near full capacity during certain times of the year and at significantly less than full capacity at others. The utilization rates for the instant noodle production lines will be lower during the second and third quarters of each year.  HeNan Smart Food’s average utilization rate for the year ended December 31, 2008 was approximately 80% of the maximum capacity.

Governmental Regulations

HeNan Smart Food’s businesses in the PRC are primarily subject to supervision and administration of the following PRC government authorities:

•	The Ministry of Health (“MOH”) and its local counterparts are responsible for supervision and control of food hygiene throughout PRC.

•
The General Administration of Quality Supervision, Inspection and Quarantine (“GAQSIQ”) and its counterparts are responsible for the supervision and administration of quality safety of food manufacturing and processing in PRC.

Regulations on the Industry of Food Production and Sale in China

Regulations on Food Hygiene. The Food Hygiene Law of the PRC (“FH” Law”) (中华人民共和国食品卫生法) came into force on October 30, 1995 and is the principal law governing food hygiene through food production, processing and sale in the PRC. Anyone engaging in food production processing or sale is subject to the FH Law which sets out the requirements and standards for food hygiene, the formation of specific food hygiene standards, measures and regulations, and the legal liabilities for violating the provisions stipulated therein.  According to the FH Law and the Measures for the Administration of Food Hygiene Licenses （中华人民共和国食品卫生许可证管理办法） promulgated by the MOH on December 25, 2005, enterprises must obtain a hygiene license from the relevant food hygiene  governmental authorities to engage in food production or marketing. No person or entity without a hygiene license may engage in the business of food production or marketing.

Regulations on Production license. In accordance with the Regulation of the PRC on Production Licenses for Industrial Products (中华人民共和国工业产品生产许可证管理条例), which was promulgated by the State Council on July 9, 2005, the PRC implements a system of production licensing over enterprises manufacturing certain important industrial products and the catalogue of such important industrial products is formulated by GAQSIQ in cooperation with other relevant governmental authorities.  According to the Regulation of the PRC on Production Licenses for Industrial Products and its implementing measures, no enterprise is permitted to manufacture products listed in the catalogue of important industrial products unless the production license is obtained from the GAQSIQ or its local counterparts.

Regulations on Environment Protection

The major environmental regulations applicable to HeNan Smart Food include the Environmental Protection Law of the PRC (中华人民共和国环境保护法), Law of the PRC on the Prevention and Control of Water Pollution (中华人民共和国水污染防治法), Law of the PRC on the Prevention and Control of Atmospheric Pollution (中华人民共和国大气污染防治法), Law of the PRC on the Prevention and Control of Pollution From Environmental Noise (中华人民共和国环境噪声污染防治法), Law of the PRC on the Prevention and Control of Environmental Pollution by Solid Waste(中华人民共和国固体废物污染环境防治法). These laws and regulations govern a broad range of environmental matters, including air pollution, noise emissions and water and waste discharge.

According to these environmental laws and regulations, all business operations that may cause environmental pollution and other public hazards are required to incorporate environmental protection measures into their plans and establish a reliable system for environmental protection. These operations must adopt effective measures to prevent and control pollution levels and harm caused to the environment in the form of waste gas, waste water and solid waste, dust, malodorous gas, radioactive substances, noise, vibration and electromagnetic radiation generated in the course of production, construction or other activities.

Enterprises are also required to carry out an environment impact assessment before commencing construction of production facilities and install pollution disposal facilities which should meet the relevant environmental standards and to dispose pollutants before discharge.

Government Regulations Relating to Foreign Exchange Controls

The principal regulation governing foreign exchange in the PRC is the Foreign Currency Administration Rules (IPPS), as amended. Under these rules, the Renminbi, the PRCs currency, is freely convertible for trade and service related foreign exchange transactions (such as normal purchases and sales of goods and services from providers in foreign countries), but not for direct investment, loan or investment in securities outside of China unless the prior approval of the State Administration for Foreign Exchange, or SAFE, of the PRC is obtained. Foreign investment enterprises, or FIEs, are required to apply to the SAFE for Foreign Exchange Registration Certificates for FIEs.  The combined company will be an FIE as a result of the proposed acquisition. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a basic account and capital account. Currency translation within the scope of the basic account, such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. Such transactions are subject to the consent of investment banks which are authorized by the SAFE to review basic account currency transactions. However, conversion of currency in the capital account, including capital items such as direct investment, loans and securities, still require approval of the SAFE. This prior approval may delay or impair the combined company’s ability to operate following the proposed acquisition. On November 21, 2005, the SAFE issued Circular No. 75 on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles. Circular No. 75 confirms that the use of offshore special purpose vehicles as holding companies for PRC investments are permitted, but proper foreign exchange registration applications are required to be reviewed and accepted by the SAFE.

Government Regulations Relating to Taxation

Income Tax. Prior to January 1, 2008, the standard enterprise income tax rate was 33%, which consisted of a 30% national income tax and a 3% local surcharge, for a company’s domestic and overseas incomes.

On March 16, 2007, the National Peoples Congress approved and promulgated a new tax law: the PRC Enterprise Income Tax Law. This new tax law will take effect on January 1, 2008. Under the new tax law,  companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. Preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government. According to the new tax law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Nevertheless, there can be no assurances that any particular company will continue to qualify as a high-technology company supported by the PRC government in the future, and benefit from such preferential tax rate. Following the effectiveness of the new tax law, a company’s effective tax rate may increase, unless it is otherwise eligible for preferential treatment.

Additionally, under the new tax law, an income tax rate for dividends payable to non-PRC investors and derived from sources within the PRC may be increased to 20%. It is currently unclear in what circumstances a source will be considered as located within the PRC.

The new tax law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific applications of various provisions unclear and unspecified. Any increase in the combined company’s tax rate in the future could have a material adverse effect on its financial conditions and results of operations.

Value-added Tax. Pursuant to the Provisional Regulation on Value-Added Tax of PRC （中华人民共和国增值税暂行条例） and its implementing rule, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in the PRC are generally required to pay value-added tax at a rate of 17% of the gross sales proceeds received less any deductible value-added tax already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled to a total or partial refund of value-added tax that it has already paid or borne. The imported raw materials that are used for manufacturing export products and are deposited in the warehouses of free trade zone are exempt from import value-added tax.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange .   Foreign currency exchange in the PRC is governed by a series of regulations, including the Foreign Currency Administrative Rules (1996), as amended, and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended. Under these regulations, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the SAFE. Pursuant to the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises in China may purchase foreign exchange without the approval of the SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from the SAFE.

Dividend Distribution .   The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;
•	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;
•	The Sino-foreign Cooperative Enterprise Law (1988), as amended;
•	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;
•	The Foreign Investment Enterprise Law (1986), as amended; and
•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

Legal Proceedings

Historically HeNan Smart Food has not been involved in any lawsuits, or material disputes that led to legal actions with third parties.  Currently HeNan Smart Food is not engaged in any litigation or arbitration proceedings or aware of any such proceedings pending or threatened against it or any of its Directors that could have a material adverse effect on its financial condition or results of operation.

HENAN SMART FOOD MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of HeNan Smart Food’s business, financial condition and results of operations is based on and should be read in conjunction with HeNan Smart Food’s financial statements as at and for each of the years ended December 31, 2006, 2007 and 2008, including the notes thereto, appearing elsewhere in this proxy statement.

This discussion contains forward-looking statements that involve risks and uncertainties. HeNan Smart Food cautions you that its business and financial performance are subject to substantial risks and uncertainties. HeNan Smart Food’s future results could differ materially from those projected in the forward-looking statements.

Overview

HeNan Smart Food is a leading producer and distributor of instant noodles in the People’s Republic of China.  HeNan Smart Food commenced operations in 1991 and became a Sino-foreign joint venture in 1995.  Since then, HeNan Smart Food has grown into one of the leading brand, especially in the county and secondary cities in China.  As of December 31, 2008, HeNan Smart Food’s operations have expanded to include 26 production lines with capacity of 2.3 billion packs of instant noodles.  HeNan Smart Food’s products are distributed in more than 800 counties and 22 provinces across China.  HeNan Smart Food’s business has grown significantly over the past several years.  HeNan Smart Food’s revenue over the three years ended December 31, 2008 grew at a compounded annual growth rate of 27.3% from $108 million for the year ended December 31, 2006 to $175 million for the year ended December 31, 2008. HeNan Smart Food’s net income for the three years ended December 31, 2006, 2007 and 2008 was approximately $9.5 million, $12.0 million, $22.7 million, respectively.

According to Euromonitor, in the 12 months ended December 31, 2007, HeNan Smart Food was the number 5 instant noodle manufacturer in China with 4.8% of the total market value.

Major Factors Affecting HeNan Smart Food’s Results of Operations

HeNan Smart Food’s results of operations and financial condition have been and will continue to be affected by a number of factors, including those set out below.

Growth of Chinese Economy

Because of the steady increase in the size of the economy and disposable income, China will experience rapid growth in all areas of investment and consumption.  HeNan Smart Food believes that this rapid growth will provide sustained demand for its instant noodle products.

Sales Volume and Pricing of Our Products

HeNan Smart Food’s results of operations are directly affected by its sales volume, which, in turn, is a function of market demand and its ability to widely distribute its products.  HeNan Smart Food’s revenue is also function of the average sales prices for the periods under the discussion.

Sales volume of our instant noodle products increased by 12.0% from the year ended December 31, 2006 to the year ended December 31, 2007 and increased 8.6% from the year ended December 31, 2007 to the year ended December 31, 2008. Average prices of HeNan Smart Food’s instant noodle products increased by 15.0% from the year ended December 31, 2007 to the year ended December 31, 2008. This increase largely reflected HeNan Smart Food’s ability to pass the increase in raw material costs to its customers during 2008.

Cost of Raw Materials

Raw materials and consumables and packaging materials used in the production of HeNan Smart Food’s products comprise the largest component of its cost of sales, and represented 84.1%, 84.0% and 81.2% of its cost of sales for the three years ended December 31, 2006, 2007, and 2008, respectively.  The largest raw materials used in HeNan Smart Food’s production of instant noodles include flour, palm oil, and packaging materials.  Below is the portion of major cost items as percentage of total cost of sales:

	2006	2007	2008
Flour	24.4%	23.2%	20.8%
Palm oil	17.0%	18.7%	27.7%
Packaging materials	23.4%	21.6%	20.7%
Other	35.2%	36.5%	30.8%

Seasonality

HeNan Smart Food experiences seasonal fluctuations in demand for its instant noodle products, with demand for its instant noodle products generally higher during cold weather of autumn and winter.  The seasonal nature of HeNan Smart Food’s products causes its production lines to operate at near full capacity during certain times of year and at significantly less than full capacity at others, as the production lines for a particular product segment cannot be converted into production lines for another product segment. The utilization rates for the instant noodle production lines will be lower during the second and third quarters of each year.  The seasonal nature of HeNan Smart Food’s different segments also affects comparability of its profit margins at different times of the year. HeNan Smart Food’s average utilization rate for the year ended December 31, 2008 was approximately 80% of maximum capacity based on 16 hours of production a day.

Gross Profit and Gross Margin

Gross profit is equal to the difference between HeNan Smart Food’s revenue and its cost of revenue. Gross margin is equal to gross profit divided by revenue.  In the year ended December 31, 2008, HeNan Smart Food’s gross margin increased to 26.3%, while in fiscal year 2007, its gross margin was 22.9%.  Between fiscal years 2006 and 2008, HeNan Smart Food was able to maintain gross margins between approximately 21% and 27%.  Changes in HeNan Smart Food’s gross margin are primarily driven by changes in its product sales volume, prices and cost of revenue.

Operating Expenses

HeNan Smart Food’s operating expenses consist of selling expense and general and administrative expenses.

Selling Expenses.  Selling expenses consist primarily of compensation and benefits to HeNan Smart Food’s sales and marketing staff, sales commission, cost of advertising, promotion, business travels, after-sale support, transportation costs and other sales related costs.

General and Administrative Expenses.  General and administrative expenses consist primarily of compensation and benefits to HeNan Smart Food’s general management, finance and administrative staff, professional advisor fees, and other expenses incurred in connection with general operation. HeNan Smart Food expects the general and administrative expenses will increase as its business grows and the expected increased costs for being a public company.

Below is the table that shows the percentages of each major item against the total selling, general and administrative expenses:

	2006	2007	2008
Marketing	19.6%	12.6%	8.8%
Transportation	42.0%	47.2%	45.7%
Salary and benefits	15.4%	18.2%	18.1%
Advertising	14.1%	12.4%	17.7%
Others	8.9%	9.6%	9.7%
Provision for Income Taxes

PRC.  Foreign Invested Entities, or FIE, established in the PRC are generally subject to an enterprise income tax, or EIT, at a rate of 33%, which includes a 30.0% state income tax and a 3.0% local income tax.  On March 16, 2007, the National People’s Congress of China passed the new Enterprise Income Tax Law, or EIT Law, and on November 28, 2007, the State Council of China passed the Implementing Rules for the EIT Law, or Implementing Rules, which took effect on January 1, 2008.  The EIT Law and Implementing Rules impose a unified EIT of 25.0% on all domestic-invested enterprises and FIEs, unless they qualify under certain limited exceptions.  Therefore, nearly all FIEs are subject to the new tax rate alongside other domestic businesses rather than benefiting from the EIT, and its associated preferential tax treatments, beginning January 1, 2008.

Results of Operations

The following tables set forth financial data from our income statements for the periods indicated:

	For the years ended December 31,
	2008	2007	2006
	USD	USD	USD

Revenue	$175,387,248	$136,059,329	$108,679,259

Cost of revenue	(129,284,646)	(104,933,228)	(86,423,801)

Gross profit	46,102,602	31,126,101	22,255,458

General and administrative expenses	(2,367,463)	(1,788,117)	(1,362,804)
Selling and marketing expenses	(15,765,076)	(12,867,872)	(11,429,642)

Operating income	27,970,063	16,470,112	9,463,012

Other income and (expense)
Interest income	141,350	117,160	92,609
Interest expenses	(834,958)	(559,780)	(419,655)
Other income	3,102,240	1,150,154	1,991,370

Income before income taxes	30,378,695	17,177,646	11,127,336

Income tax expense	(7,648,438)	(5,214,425)	(1,673,915)

Net income	$22,730,257	$11,963,221	$9,453,421

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue.  HeNan Smart Food’s revenue increased $39.3 million, or 28.7% to $175.4 million in fiscal year 2008 from $136.1 million in fiscal year 2007.  This increase was mainly attributable to the increased sales volume and increase in HeNan Smart Food’s product prices during 2008.  During 2008, the Company increased its product price by average of approximately 10% in light of significant increase in the price of palm oil.  There was an increase of approximately 18% in the product volume sold in 2008 compared to 2007.

Cost of Revenue.  HeNan Smart Food’s cost of revenue increased $24.4 million, or 23.3% to $129.3 million in fiscal year 2008 from $104.9 million in fiscal year 2007.  This dollar increase was mainly due to increased production and sales volume, as well as increased price of palm oil prices during the first half of 2008.  As a percentage of revenue, the cost of revenue decreased to 73.7% in fiscal year 2008 from 77.1% in fiscal year 2007.

Gross Profit.  HeNan Smart Food’s gross profit increased $15.0 million to $46.1 million in fiscal year 2008 from $31.1 million in fiscal year 2007.  Gross profit as a percentage of revenue (gross margin) was 26.3% in fiscal year 2008, as compared to 22.9% in fiscal year 2007.

General and Administrative Expenses.  HeNan Smart Food’s general and administrative expenses increased $0.6 million to $2.4 million in fiscal year 2008 from $1.8 million in fiscal year 2007.  As a percentage of revenue, general and administrative expenses increased to 1.4% in fiscal year 2008 from 1.3% in fiscal year 2007.  The dollar increase was mainly attributable to the increase in business activities in general.

Selling Expenses.  HeNan Smart Food’s selling expenses increased $2.9 million to $15.8 million in fiscal year 2008 from $12.9 million in fiscal year 2007.  As a percentage of revenue, HeNan Smart Food’s selling expenses was 9.0% in fiscal year 2008 and 9.5% in fiscal year 2007.

Other Income.  HeNan Smart Food’s other income, mainly net interest income, and sales of some scrap materials, increased $1.7 million to $2.4 million in fiscal year 2008 from $0.7 million in fiscal year 2007.

Provision for Income Taxes.  HeNan Smart Food incurred income tax expense of $7.6 million and $5.2 million in fiscal years 2008 and 2007, respectively.

Net Income.  Net income increased $10.8 million, or 90.8%, to $22.7 million in fiscal year 2008 from $12.0 million in fiscal year 2007, as a result of the factors described above.  The net income margins were 13.0% and 8.8% for fiscal year ended December 31, 2008 and fiscal year ended December 31, 2007, respectively.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue.  HeNan Smart Food’s revenue increased $27.4 million, or 25.2% to $136.1 million in fiscal year 2007 from $108.7 million in fiscal year 2006.  This increase was mainly attributable to the increased sales volume during the periods.

Cost of Revenue.  HeNan Smart Food’s cost of revenue increased $18.5 million, or 21.4% to $104.9 million in fiscal year 2007 from $86.4 million in fiscal year 2006.  This dollar increase was mainly due to increased production and sales volume.  As a percentage of revenue, the cost of revenue decreased to 77.1% in fiscal year 2007 from 79.5% in fiscal year 2006.

Gross Profit.  HeNan Smart Food’s gross profit increased $8.9 million to $31.1 million in fiscal year 2007 from $22.3 million in fiscal year 2006.  Gross profit as a percentage of revenue (gross margin) was 22.9% in fiscal year 2007, as compared to 20.5% in fiscal year 2006.

General and Administrative Expenses.  HeNan Smart Food’s general and administrative expenses increased $0.4 million to $1.8 million in fiscal year 2007 from $1.4 million in fiscal year 2006.  As a percentage of revenue, general and administrative expenses remained steady at 1.3% for both fiscal year 2007 and fiscal year 2006.

Selling Expenses.  HeNan Smart Food’s selling expenses increased $1.5 million to $12.9 million in fiscal year 2007 from $11.4 million in fiscal year 2006.  As a percentage of revenue, HeNan Smart Food’s selling expenses was 9.4% in fiscal year 2007 and 10.5% in fiscal year 2006.

Other Income.  HeNan Smart Food’s other income, mainly net interest income and sales of some scrap materials, decreased $1.0 million to $0.7 million in fiscal year 2007 from $1.7 million in fiscal year 2006.

Provision for Income Taxes.  HeNan Smart Food incurred income tax expense of $5.2 million and $1.7 million in fiscal years 2007 and 2006, respectively.

Net Income.  Net income increased $2.5 million, or 26.3%, to $12.0 million in fiscal year 2007 from $9.5 million in fiscal year 2006, as a result of the factors described above.  The net income margins were 8.8% and 8.7% for fiscal year ended December 31, 2007 and fiscal year ended December 31, 2006, respectively.

Cash Flow Information

The following table presents selected cash flow data from HeNan Smart Food combined cash flow statements for the years ended December 31, 2006, 2007 and 2008.

	December 31,
	2008	2007	2006
Net cash provided by operating activities	$25,586,463	$8,718,028	$10,012,839
Net cash used in investing activities	(2,864,522)	(184,538)	(7,264,048)
Net cash used in financing activities	(10,521,793)	(8,642,853)	(4,253,027)
Effect of exchange rate change	$(230,646)	$198,248	$131,374
Net increase in cash and cash equivalents	$11,969,502	$88,885	$(1,372,862)

Operating Activities.  Net cash generated from the operating activities was $25.6 million in fiscal year 2008, an increase of $16.9 million from the $8.7 million from fiscal year 2007.  Such increase of net cash position in operating activities was primarily attributable to significant increase of net income during 2008 as compared to 2007.

Net cash generated from operating activities was $8.7 million in fiscal year 2007, and the net cash provided by operating activities was $10.0 million in fiscal year 2006, partly attributable to increased use of cash in inventory during 2007.

Investing Activities.  HeNan Smart Food’s main uses of cash for investing activities are payments relating to the capital expenditures.
Net cash used in investing activities in fiscal year 2008, 2007 and 2006 was $2.9 million, $0.2 million and $7.3 million, respectively, and the amounts were used in various capital expenditures related to HeNan Smart Food’s operations.

Financing Activities.  Net cash used in financing activities in fiscal year 2008 totaled $10.5 million as compared to $8.6 million used in financing activities in fiscal year 2007.  The increase of cash use in financing activities was mainly attributable to an increase of dividends paid.

Net cash used in financing activities in fiscal year 2006 totaled $4.3 million.

Loan Facilities.  HeNan Smart Food believes it currently maintains a good business relationship with many banks.  As of December 31, 2008, the maturities for HeNan Smart Food’s bank loans were as follows.

(All amounts in millions of RMB)
Banks	Amount (millions of RMB)	Starting Date	Maturity Date	Interest Rate %
China Agriculture Bank	44.0	July 15, 2008	July 13, 2009	7.48
China Agriculture Bank	20.0	June 19, 2008	March 18, 2009	7.48
China Agriculture Bank	15.0	September 17, 2008	July 13, 2009	7.48
Xi Tao Trust Bank	2.9	February 29, 2008	February 5, 2009	11.88
Xi Tao Trust Bank	2.8	May 5, 2008	November 2, 2009	11.88
Ge Zhuang Trust Bank	4.0	September 25, 2008	September 24, 2009	9.72
________________
* Calculated on the basis that $1 = RMB 6.8225

Liquidity and Capital Resources

HeNan Smart Food has historically funded working capital and other capital requirements principally with cash from operations and short-term borrowings from banks and related parties. These sources of funding, and HeNan Smart Food’s ability to fund its capital expenditure needs, could be adversely affected by deterioration in its operating results, or an inability to obtain funds from external sources on acceptable terms or in a timely manner. HeNan Smart Food continuously manages its liquidity situation to ensure that it is adequate to meet its needs. As of December 31, 2008, HeNan Smart Food had short-term bank borrowing facilities in the amount of approximately $13.0 million.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk.  HeNan Smart Food is exposed to interest rate risk due primarily to its short-term bank loans.  Although the interest rates are fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.   HeNan Smart Food monitors interest rates in conjunction with its cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  HeNan Smart Food has not entered into any hedging transactions in an effort to reduce its exposure to interest rate risk.

Foreign Exchange Risk.  The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions.  Since July 2005, the RMB has no longer been pegged to the U.S. dollar.  Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term.  Moreover, it is possible that, in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of HeNan Smart Food’s earnings and cash assets are denominated in RMB, but its reporting currency is the U.S. dollar, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect its balance sheet and its earnings per share in U.S. dollars.  In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect HeNan Smart Food’s financial results reported in U.S. dollar terms without giving effect to any underlying change in its business or results of operations.  Fluctuations in the exchange rate will also affect the relative value of any dividend HeNan Smart Food issues in the future that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments HeNan Smart Food makes in the future.

Very limited hedging transactions are available in China to reduce HeNan Smart Food’s exposure to exchange rate fluctuations.  To date, HeNan Smart Food has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk.  While HeNan Smart Food may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and it may not be able to successfully hedge its exposure at all. In addition, HeNan Smart Food’s foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert RMB into foreign currencies.

Inflation.  Inflationary factors, such as increases in the cost of its products and overhead costs, could impair HeNan Smart Food’s operating results.  Although HeNan Smart Food does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on its ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of its products do not increase with these increased costs.

Contractual Payment Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (factory rental)	1,195,363	123,658	247,316	247,316	577,073
Operating lease commitment (warehouse rental)	36,644	36,644	-	-	-
Purchase of plant and equipment	383,747	383,747	-	-	-
	1,615,754	544,049	247,316	247,316	577,073

Off-Balance Sheet Arrangements

HeNan Smart Food has no material off-balance sheet arrangements or transactions.

Critical Accounting Policies and Estimates

Key Accounting Policies and Estimates. A company’s accounting policies form the basis for preparation of its financial statements. Those financial statements in turn are an essential factor in understanding a company’s operations. The accounting policies of HeNan Smart Food are fully described in the notes to the financial statements as of and for the years ended December 31, 2008, 2007 and 2006; these financial statements are included in Section FII hereof and the index as presented on page F-18. A summary of the key accounting policies of HeNan are set forth below:

Revenue recognition. Revenue is recognized when products have been delivered  to the buyer and title and risk of ownership has passed to the buyer, the sales price is fixed and determinable and collectibility is reasonably assured.  Discount allowances related to sales are recognized and reflected as reduction of revenues on the financial statement.

Business and income taxes. Business and income taxes are accounted for under FASB Statement No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the year that includes the enactment date.

Foreign currency translation. All of the revenues and costs of Henah are denominated in the Chinese Renminbi, as are substantially all of the Henan’s cash holdings, aseets and liabilities The Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government. As a result, changes in the exchange rate of Renminbi to the U.S. dollar will affect the Group's sales, cost of sales, and operating margins and could result in exchange losses. The impact of future exchange rate fluctuations on the Group's results of operations cannot be accurately predicted.

The financial statements of Henan are presented in United States Dollars ("US$"). Transactions in foreign currencies during the period are translated into US$ at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into US$ at the exchange rates prevailing at that date. All transaction differences are recorded in the equity section of the balance sheet as accumulated other comprehensive income.

Consequently the exchange rates applicable to the Balance Sheet and Statement of Income can be materially different in periods of rapidly changing exchange rates. As result, the value of working capital assets  recognized at the end of an accounting period can differ materially from the revenue and expenses recorded during the period.

RMB is not a fully convertible currency to US$. All foreign exchange transactions involving RMB must take place either institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange, which are determined by supply and demand and policy priorities of the PRC central government.

The PRC has adopted a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. The exchange rate of the US dollar against the RMB was adjusted from approximately RMB 8.28 per US dollar to approximately RMB 8.11 per US dollar on July 21, 2005. Since then, the PBOC administers and regulates the exchange rate of US dollar against RMB taking into account demand and supply of RMB, as well as domestic and foreign economic and financial conditions.

Use of estimates. The preparation of the financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions. Actual results could differ from estimates.

Seasonality

HeNan Smart Food experiences seasonal fluctuations in demand for its instant noodle products, with demand for its instant noodle products generally higher during cold weather of autumn and winter.  The seasonal nature of HeNan Smart Food’s products causes its production lines to operate at near full capacity during certain times of year and at significantly less than full capacity at others, as the production lines for a particular product segment cannot be converted into production lines for another product segment. The utilization rates for the instant noodle production lines will be lower during the second and third quarters of each year.  The seasonal nature of HeNan Smart Food’s different segments also affects comparability of its profit margins at different times of the year. HeNan Smart Food’s average utilization rate for the year ended December 31, 2008 was approximately 80% of maximum capacity based on 16 hours of production a day.

Impact of Inflation

Inflation has not historically been a significant factor impacting HeNan Smart Food’s results.

INFORMATION ABOUT CHINA DISCOVERY

China Discovery’s History and Business Plans

China Discovery Acquisition Corp. is a Cayman Islands exempted limited life company incorporated on January 8, 2007 in order to serve as a blank check company for the acquisition of, or acquisition of control of, an operating business that has its principal operations located in the People’s Republic of China. China Discovery’s efforts to identify a prospective target business will not be limited to a particular industry.

On June 26, 2007, China Discovery closed its initial public offering of 5,000,000 units with each unit consisting of one ordinary share and two warrants, each to purchase one ordinary share at an exercise price of $5.00 per share. On July 2, 2007, China Discovery consummated the closing of an additional 750,000 units that were subject to the over-allotment option. The units from the initial public offering (including the over-allotment option) were sold at an offering price of $6.00 per unit. Simultaneously with the consummation of the IPO, China Discovery consummated the private sale of 105,000 units (“insider units”) at a price of $6.00 per unit and 1,033,334 warrants (“insider warrants”) at a price of $0.60 per insider warrant, generating total proceeds of $1,250,000. The insider units and insider warrants were purchased by Beatrice Hom, China Discovery’s chief operating officer, chief financial officer and a member of its board of directors, and Francois Shih, one of its special advisors. Gross proceeds from China Discovery’s initial public offering (including from the private placement of units and warrants) were $35,750,000. China Discovery paid a total of $2,233,956 in underwriting discounts and commissions (after deferring $345,000) and for costs and expenses related to the offering. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to China Discovery from the offering were approximately $32,266,000, of which $32,123,000 was deposited into the trust account. In addition, all of the proceeds from the private sale of the units and warrants were deposited into the trust fund, for a total of $33,372,500 held in trust (or approximately $5.80 per share sold in the offering). The net proceeds deposited into the trust fund remain on deposit in the trust fund earning interest. As of March 31, 2009, there was $33,678,745 held in the trust fund.

China Discovery is not presently engaged in, and we will not engage in, any substantive commercial business until it consummates a business combination. China Discovery intends to utilize its cash, including the funds held in the trust fund, capital stock, debt or a combination of the foregoing in effecting a business combination. A business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various Federal and state securities laws. In the alternative, China Discovery may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth.

All of the founder shares have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until one year after the consummation of a business combination. The founder shares may be released from escrow earlier than this date if, within the first year after China Discovery consummates a business combination, it consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Fair Market Value of Target Business .  Under China Discovery’s Memorandum and Articles of Association, the target business that China Discovery acquires, or acquires control of, must have a fair market value equal to at least 80% of its net assets at the time of such acquisition, although China Discovery may acquire a target business whose fair market value significantly exceeds 80% of its net assets. The fair market value of the target will be determined by China Discovery’s board of directors based upon one or more standards generally accepted by the financial community (examples of which may include actual and potential sales, earnings and cash flow and book value). If China Discovery’s board is not able to independently determine that the target business has a sufficient fair market value, it will obtain an opinion from an unaffiliated, independent investment banking firm with respect to the satisfaction of such criteria. China Discovery will not be required to obtain an opinion from an investment banking firm as to the fair market value if its board of directors independently determines that the target business complies with the 80% threshold.

Shareholder Approval of Acquisition .  Under China Discovery’s Memorandum and Articles of Association, approval of the acquisition requires the affirmative vote of holders of a majority of China Discovery’s outstanding ordinary shares issued in the initial public offering which are present and entitled to vote at the meeting. China Discovery will not be authorized to complete the acquisition if holders of 1,725,000 or more China Discovery ordinary shares sold in its initial public offering (public shareholders owning 30% or more of the shares issued in the initial public offering) vote against the acquisition and demand that China Discovery redeem their shares into pro rata portions of the trust account.  The holders of China Discovery ordinary shares issued prior to its initial public offering have agreed to vote the 1,355,000 China Discovery ordinary shares owned by them prior to China Discovery’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in China Discovery’s initial public offering.  The initial shareholders have agreed not to demand redemption rights with respect to any of their initial shares (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them). The 1,355,000 shares that China Discovery’s initial shareholders own represent 20% of China Discovery’s outstanding ordinary shares.  If holders of 1,725,000 of China Discovery’s ordinary shares purchased in China Discovery’s initial public offering (which number represents 30% or more of the China Discovery ordinary shares issued in China Discovery’s initial public offering) vote against the acquisition and exercise their right to redeem their shares for cash, the acquisition will not be consummated.

If the Acquisition is Not Consummated. To avoid being required to liquidate, as provided in its charter, China Discovery needs, by June 26, 2009, to consummate a business combination. Under its charter as currently in effect, if China Discovery does not acquire at least majority control of a target business by June 26, 2009, China Discovery will dissolve and distribute to its public shareholders the amount in the trust account plus any remaining net assets. Following dissolution, China Discovery would no longer exist as a corporation.  In the event that the acquisition is not consummated, China Discovery will not have sufficient time to complete a different business combination and will dissolve and liquidate.

Redemption rights.  Each holder of public shares who votes against the acquisition has the right to have his or her public shares redeemed for cash, if the acquisition is approved and completed.

The actual per-share redemption price will be equal to the amount in the trust account, inclusive of any interest, as of two business days prior to the consummation of the acquisition, less taxes payable, divided by the number of shares issued in China Discovery’s initial public offering, which, as of the date of the consummation of the acquisition is expected to be approximately $5.86 per share.  It is anticipated that the funds to be distributed to shareholders entitled to redeem their shares who elect redemption will be distributed within 10 business days after completion of a business combination. Public shareholders who redeem their shares for their share of the trust account still have the right to exercise any warrants they still hold.

An eligible shareholder may request redemption at the time the vote is taken with respect to the acquisition, but the request will not be granted unless the shareholder votes against the acquisition and the acquisition is approved and completed. Any request for redemption, if made by proxy prior to the date of the extraordinary general meeting, may be withdrawn at any time up to the date of the meeting. Funds to be distributed to shareholders who elect redemption will be distributed promptly after consummation of the acquisition. Any shareholder who redeems shares into a portion of the trust account still has the right to exercise any warrants to purchase China Discovery ordinary shares that he or she owns. China Discovery will not complete the acquisition if holders of 1,725,000 or more of China Discovery’s ordinary shares purchased in China Discovery’s initial public offering (which number represents 30% or more of the China Discovery ordinary shares issued in China Discovery’s initial public offering) vote against the acquisition and exercise their redemption rights.

Competition.   If the acquisition is completed, China Discovery will become subject to competition from competitors of HeNan Smart Food. For more information of the competition HeNan Smart Food faces, please see the section entitled, Information About HeNan Smart Food Competition elsewhere in this document.

Facilities.   China Discovery maintains its principal executive offices at Tower C, Van Tone Centre, Suite 1203,  6 Chaowai Street, Chaoyang District, Beijing 100020, China. The cost for this space is included in the $7,500 per-month fee Voxa, Inc., an affiliate of Beatrice Hom, China Discovery’s chief operating officer, chief financial officer and director, charges China Discovery for general and administrative services.  China Discovery considers its current office space adequate for current operations.

Employees

China Discovery has four executive officers. They are not obligated to contribute any specific number of hours per week on China Discovery’s affairs, and they devote only as much time as they deem necessary to China Discovery’s affairs. China Discovery has no employees.

Periodic Reporting and Audited Financial Statements

China Discovery has registered its securities under the Securities Exchange Act of 1934 and has reporting obligations, including the requirement to file annual reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, China Discovery’s annual report contains financial statements audited and reported on by China Discovery’s independent registered public accounting firm.

Legal Proceedings

China Discovery is not currently a party to any pending material legal proceedings.

CHINA DISCOVERY MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Overview

China Discovery was formed on January 8, 2007 to serve as a vehicle to acquire, through a stock exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the People’s Republic of China. China Discovery intends to utilize cash derived from the proceeds of its public offering, its capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination.

Results of Operations for the fiscal year ended December 31, 2008 compared to the fiscal year ended December 31, 2007

For the year ended December 31, 2008, China Discovery had net loss of $52,865 derived from interest income of $548,475 offset by $601,340 of operating expenses.

For the period from January 8, 2007 (inception) to December 31, 2007, China Discovery had net income of $544,065 derived from interest income of $814,854, offset by $270,789 for operating and other expenses.

Financial Condition and Liquidity

China Discovery consummated its initial public offering consisting of 5,000,000 units on June 26, 2007. On July 2, 2007, China Discovery consummated the closing of an additional 750,000 units that were subject to the over-allotment option. Simultaneously with the consummation of China Discovery’s initial public offering, it consummated the private sale of 105,000 units at $6.00 per unit and 1,033,334 warrants at $0.60 per warrant to certain of its initial stockholders and affiliates for an aggregate purchase price of $1,250,000. Gross proceeds from China Discovery’s initial public offering (including from its private placement of units and warrants) were $35,750,000. China Discovery paid a total of $2,031,456 in underwriting discounts and commissions (after deferring $345,000) and for costs and expenses related to the offering. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to China Discovery from the offering were approximately $33,700,000, of which $33,372,500 was deposited into the trust account (or approximately $5.80 per share sold in the offering). The remaining proceeds are available to be used by China Discovery to provide for business, legal and accounting due diligence on prospective acquisitions, tax payments and continuing general and administrative expenses.  Through March 31, 2009, China Discovery has withdrawn $1,050,000 from the trust account.

China Discovery intends to use substantially all of the net proceeds of this offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination. To the extent that China Discovery’s capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as well as any other net proceeds not expended will be used to finance the operations of the target business.

Commencing on June 18, 2007 and ending upon the acquisition of a target business, China Discovery began incurring a fee from Voxa, Inc., an affiliate of Beatrice Hom, its chief operating officer, chief financial officer and a member of its board of directors, of $7,500 per month for providing it with office space and certain general and administrative services. Additionally, on January 9, 2007, Beatrice Hom, Wing Yip, China Discovery’s secretary and a member of its board of directors, Vincent Shen and Xiong Yin, both members of its board of directors, advanced an aggregate of $100,000 to China Discovery for payment of offering expenses on its behalf. This loan was repaid following China Discovery’s initial public offering from the proceeds of the offering.

Off-Balance Sheet Arrangements

Options and warrants issued in conjunction with our IPO are equity linked derivatives and accordingly represent off-balance sheet arrangements. The options and warrants meet the scope exception in paragraph 11(a) of Financial Accounting Standard (FAS) 133 and are accordingly not accounted for as derivatives for purposes of FAS 133, but instead are accounted for as equity. See Footnote 2 to the financial statements for more information.

Contractual Obligations

China Discovery does not have any long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities. However, as discussed above, China Discovery has entered into an agreement with Voxa, Inc., an affiliate of Beatrice Hom, its chief operating officer, chief financial officer and a member of its board of directors, pursuant to which it provides China Discovery with office space and certain general and administrative services for a fee of $7,500 per month.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information has been prepared assuming that the Business Combination through share exchange between China Discovery Acquisition Corporation and HeNan Smart Food Company, Ltd had occurred (i) at the beginning of each of the applicable periods for the pro forma statements of operations and (ii) at December 31, 2008 for the pro forma balance sheet.  The unaudited pro forma combined financial data and the notes thereto should be read in conjunction with our historical financial statements.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the Business Combination, are factually supportable, and are expected to have a continuing impact on the combined results.

You should not rely on the unaudited pro forma condensed combined balance sheet as being indicative of the historical financial position that would have been achieved had the Business Combination been consummated as of December 31, 2008, or the unaudited pro forma condensed combined statements of operations as being indicative of the historical financial results of operations that would have been achieved had the Business Combination been consummated on the first day of each of the respective operating periods. See Risk Factors Risk Factors Relating to the Business Combination in this proxy statement for further details.

We are providing the following information to aid you in your analysis of the financial aspects of the business combination. We derived the historical financial information of HeNan Smart Food Company from the audited consolidated financial statements of HeNan Smart Food Company for the year ended December 31, 2008 and the notes thereto included elsewhere in this proxy statement. We derived the historical financial information of China Discovery Acquisition Corporation from the audited financial statements of China Discovery Acquisition Corporation for the year ended December 31, 2008 and the notes thereto included elsewhere in this proxy statement. This information should be read together with China Discovery Acquisition Corporation and HeNan Smart Food Company audited and unaudited financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for China Discovery Acquisition Corporation and HeNan Smart Food Company, and other financial information included elsewhere in this proxy statement.

Actual results could differ from the pro forma information presented and depend on several variables, including, pursuant to an earn-out provision in the share exchange agreement, the issuance to Gliston International Limited’s (the direct parent of the HeNan Smart Food Company) shareholders up to 6.8 million additional ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving certain net income targets (as defined in the share exchange agreement) in each of the three fiscal years ending December 31, 2009 through December 31, 2011. Upon issuance, such shares will be recorded as an adjustment to the accounting acquirees basis in the reverse acquisition (i.e., as an adjustment at par value to ordinary shares and additional paid-in capital), and will be included in the calculations of earnings per share from that date.

In order to ensure that the Business Combination is approved by the shareholders, China Discovery Acquisition Corporation, HeNan Smart Food Company and their respective affiliates may enter into transactions to purchase or facilitate the purchase of ordinary shares of China Discovery Acquisition Corporation from shareholders who have indicated their intention to vote against the Business Combination and seek redemption of their shares for cash. Such transactions may be entered into prior to the meeting of shareholders to approve the Business Combination, but would not be completed until the Business Combination was consummated. Such purchases could result in all or substantially all of China Discovery Acquisition Corporation’s trust fund being expended to pay for such stock repurchases post-transaction, which could result in HeNan Smart Food Company not receiving any working capital from the trust account to fund its post-transaction business operations. Such purchases could also result in the issuance of additional ordinary shares or warrants of China Discovery Acquisition Corporation as an inducement for third parties to purchase such shares. The lack of trust funds to fund HeNan Smart Food Company’s business operations could have a material adverse effect on its operations and business prospects. No such transactions have occurred or been entered into as of the date of this proxy statement. If any of the funds held in China Discovery Acquisition Corporation’s trust account are used to purchase ordinary shares of China Discovery Acquisition Corporation from holders who would have otherwise voted against the Business Combination, holders of China Discovery Acquisition Corporation’s public stock who purchased such shares in China Discovery Acquisition Corporation’s initial public offering may have grounds to seek rescission of the purchase of the units the holder acquired in the initial public offering. In such event, China Discovery Acquisition Corporation would be required to reclassify those shares subject to rescission rights outside of stockholders’ equity. Due to the uncertainty associated with the potential transactions described above, the financial information presented below does not give effect to such matters.

The Business Combination will be accounted for as a reverse acquisition since, immediately following completion of the transaction, the shareholders of HeNan Smart Food Company immediately prior to the Business Combination will have effective control of China Discovery Acquisition Corporation through (1) their approximately 67.4% of the basic shares outstanding and 60.3% of the fully diluted shares outstanding in the combined entity, assuming no share redemptions, (2) significant representation on the Board of Directors (four out of seven members with two other members to be designed by China Discovery Acquisition Corporation's management and the remaining member to be collectively designed by HeNan Smart Food Company’s current shareholders and the China Discovery Acquisition Corporation's management, and (3) being named to all of the senior executive positions. For accounting purposes, HeNan Smart Food Company will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of HeNan Smart Food Company, i.e., a capital transaction involving the issuance of stock by China Discovery Acquisition Corporation for the stock of HeNan Smart Food Company. Accordingly, the combined assets, liabilities and results of operations of HeNan Smart Food Company will become the historical financial statements of China Discovery Acquisition Corporation at the closing of the transaction, and China Discovery Acquisition Corporation assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with HeNan Smart Food Company beginning on the acquisition date. No step-up in basis or intangible assets or goodwill will be recorded in this transaction. As this transaction is being accounted for as a reverse acquisition, all direct costs of the transaction will be charged to additional paid-in capital.

CHINA DISCOVERY ACQUISITON CORP. AND
HENAN SMART FOOD CO. AND RELATED ENTITIES
Unaudited Pro Forma Condensed Combined Balance Sheet
December 31, 2008

	China Discovery	HeNan Smart Food	Pro forma Adjustments and Eliminations		Pro Forma Combined Companies (With No Stock Redemption)	Additional Pro forma Adjustments for Redemption of 1,724,999 Ordinary Shares		Pro Forma Combined Companies (With Maximum Stock Redemption)
Assets

Current assets
Cash	$335,999	$17,765,790	1.2	$(3,000,000)	$48,435,534	6	$(10,100,256)	$38,335,278
			4	33,678,745
			5	(345,000)
Restricted cash	33,678,745	1,758,886	4	(33,678,745)	1,758,886			1,758,886
Inventories	-	17,044,352			17,044,352			17,044,352
Prepayments	35,000	1,900,419			1,935,419			1,935,419
Other receivables	100	71,411			71,511			71,511
Amount due from related parties		5,252,335			5,252,335			5,252,335

Total current assets	34,049,844	43,793,193			74,498,037			64,397,781

Non-current assets
Property, plant and equipment, net	-	14,220,268			14,220,268			14,220,268
Land use right, net	-	1,792,840			1,792,840			1,792,840

Total non-current assets	-	16,013,108			16,013,108			16,013,108

Total assets	$34,049,844	$59,806,301			$90,511,145			$80,410,889

Liabilities and owners' equity

Current liabilities
Accounts payable	$-	$6,949,166			$6,949,166			$6,949,166
Notes payable	-	2,931,477			2,931,477			2,931,477
Tax payable	-	3,612,765			3,612,765			3,612,765
Receipts in advance	-	1,095,154			1,095,154			1,095,154
Accrued liabilities and other payables	362,500	6,359,958	5	(345,000)	6,377,458			6,377,458
Dividend payable	-	22,631,157			22,631,157			22,631,157
Short term loans	-	13,001,099			13,001,099			13,001,099
Ordinary Shares, subject to possible conversion, 1,724,999 shares at conversion value	10,100,256	-	3	(10,100,256)	-			-

Total current liabilities	10,462,756	56,580,776			56,598,276			56,598,276

Non-current liabilities
Long term loans	-	604,617			604,617			604,617

Total non-current liabilities	-	604,617			604,617			604,617

Total liabilities	10,462,756	57,185,393			57,202,893			57,202,893

Owners' equity
Capital contribution	711	425,300	1.2	(425,300)	2,181	6	(172)	2,009
			2	1,470
Additional paid-in capital	23,095,177	-	1.1	491,200	31,110,463	6	(10,100,084)	21,010,379
			1.2	(2,574,700)
			2	(1,470)
			3	10,100,256
Retained earnings	491,200	1,138,790	1.1	(491,200)	1,138,790			1,138,790

Reserve	-	192,747			192,747			192,747
Statutory surplus reserve fund	-	213,172			213,172			213,172
Accumulated other comprehensive income	-	650,899			650,899			650,899

Total owners' equity	23,587,088	2,620,908			33,308,252			23,207,996

Total liabilities and owners' equity	$34,049,844	$59,806,301			$90,511,145			$80,410,889

Pro Forma Adjustments and Eliminations:

1.	Recapitalization on reverse acquisition
To eliminate CDAC's earnings accumulated prior to the reverse acquisition.
To eliminate HeNan capital.
2.	To record issuance of shares in reverse acquisition.
3.	To eliminate ordinary shares subject to redemption and related deferred interest on the assumption that all shareholders approve of the proposed business combination.
4.	To liquidate investments held in trust.
5.	To pay deferred underwriters’ compensation charged to capital at the time of initial public offering but contingently payable until the consummation of a business combination.
6.	To record redemption of 1,724,999 ordinary shares subject to redemption.

Pro Forma Notes:

A.	Pro forma entries are recorded to the extent they are a direct result of the business combination, are factually supportable, and are expected to have a continuing impact on the combined results.
B.
The selling shareholders will be eligible to earn additional shares, based upon the achievement of certain income targets for the years 2009 through 2011. See the earn-out provision in the share exchange agreement, elsewhere in this proxy statement/prospectus. Upon issuance, the shares will be recorded as an adjustment to the accounting acquiree's basis in the reverse acquisition, and will be included in the calculations of earnings per share from such date.

CHINA DISCOVERY ACQUISITON CORP. AND
HENAN SMART FOOD CO. AND RELATED ENTITIES
Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2008

	China Discovery	HeNan Smart Food	Pro forma Adjustments and Eliminations		Pro Forma Combined Companies (With No Stock Redemption)	Additional Pro forma Adjustments for Redemption of 1,724,999 Ordinary Shares	Pro Forma Combined Companies (With Maximum Stock Redemption)

Revenue	$-	$175,387,248			$175,387,248		$175,387,248

Cost of revenue	-	(129,284,646)			(129,284,646)		(129,284,646)

Gross profit	-	46,102,602			46,102,602		46,102,602

General and administrative expenses	(601,340)	(2,367,463)	1.1	601,340	(2,367,463)		(2,367,463)
Selling and marketing expenses	-	(15,765,076)			(15,765,076)		(15,765,076)

Income (loss) from operations	(601,340)	27,970,063			27,970,063		27,970,063

Other income and (expense)
Interestincome	-	141,350			141,350		141,350
Investmentincome	548,475	0	1.1	(548,475)	-		-
Interestexpenses	-	(834,958)			(834,958)		(834,958)
Otherincome	-	3,102,240			3,102,240		3,102,240

Income (loss) before income taxes	(52,865)	30,378,695			30,378,695		30,378,695

Income tax expense	-	(7,648,438)			(7,648,438)		(7,648,438)

Net income (loss)	$(52,865)	$22,730,257			$22,730,257		$22,730,257

Net income per common share -
Basic					1.04		1.13
Diluted					0.97		1.04

Weighted average of common shares outstanding -
Basic					21,805,000		20,080,001
Diluted					23,524,689		21,800,190

Pro Forma Adjustments and Eliminations:

1.	Recapitalization on reverse acquisition
1.1	To eliminate CDAC's earnings accumulated prior to the reverse acquisition.

Pro Forma Notes:

A.	Pro forma entries are recorded to the extent they are a direct result of the business combination, are factually supportable, and are expected to have a continuing impact on the combined results.
B.
The selling shareholders will be eligible to earn additional shares, based upon the achievement of certain income targets for the years 2009 through 2011. See the earn-out provision in the share exchange agreement, elsewhere in this proxy statement/prospectus. Upon issuance, the shares will be recorded as an adjustment to the accounting acquiree's basis in the reverse acquisition, and will be included in the calculations of earnings per share from such date.

C.
As the transaction is being accounted for as a reverse acquisition, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued in conjunction with the business combination have been outstanding for the entire period. If the maximum numbers of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. Basic and diluted weighted average number of common shares outstanding is calculated as follows:

	Shares With No Stock Redemption	Shares With Maximum Stock Redemption
Actual number of common shares outstanding	7,105,000	7,105,000
Pro forma shares to be issued:
Surrender and cancellation of shares	0	(1,724,999)
Shares issued to selling shareholders in share exchange transaction	14,700,000	14,700,000
Pro forma weighted average number of common shares outstanding - Basic	21,805,000	20,080,001
Common stock equivalents:
Shares issuable from actual "in the money" warrants outstanding:
From Public Offering warrants	11,500,000	11,500,000
From Private Placement warrants	1,243,334	1,243,334
Less number of shares available "on the market" pursuant to the treasury stock method	(11,023,645)	(11,023,645)
Number of "new" shares to be issued pursuant to the treasury stock method	1,719,689	1,719,689
Pro forma weighted average number of common shares outstanding - Diluted	23,524,689	21,800,190

The current market prices of China Discovery Acquisition Corporation's common stock and common stock purchase warrants utilized in above calculations were as follows as of May 6, 2009:
Market price per share of common stock (OTC CADQ)	$5.780
Market price per common stock warrant (OTC CADWE)	$0.102

CAPITALIZATION OF CHINA DISCOVERY ACQUISITION CORP.

The following table sets forth the capitalization of China Discovery Acquisition Corporation. as of December 31, 2008:

•	on an actual basis;

•	on an as adjusted basis giving effect to the business combination.

•	on an as further adjusted basis giving effect to the business combination and the redemption of 1,724,999 ordinary shares subject to possible redemption.

There have been no significant adjustments to China Discovery Acquisition Corporation's capitalization since December 31, 2008, as so adjusted. You should read this capitalization table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the financial statements and related notes, and the unaudited pro forma condensed combined financial statements and related notes, all appearing elsewhere in this joint merger proxy.

In order to ensure that the Business Combination is approved by the shareholders, China Discovery Acquisition Corporation, HeNan Smart Food Company and their respective affiliates may enter into transactions to purchase or facilitate the purchase of ordinary shares of China Discovery Acquisition Corporation from shareholders who have indicated their intention to vote against the Business Combination and seek redemption of their shares for cash. Such transactions may be entered into prior to the meeting of shareholders to approve the Business Combination, but would not be completed until the Business Combination was consummated. Such purchases could result in all or substantially all of China Discovery Acquisition Corporation’s trust fund being expended to pay for such stock repurchases post-transaction, which could result in HeNan Smart Food Company not receiving any working capital from the trust account to fund its post-transaction business operations. Such purchases could also result in the issuance of additional ordinary shares or warrants of China Discovery Acquisition Corporation as an inducement for third parties to purchase such shares. The lack of trust funds to fund HeNan Smart Food Company’s business operations could have a material adverse effect on its operations and business prospects. No such transactions have occurred or been entered into as of the date of this proxy statement. If any of the funds held in China Discovery Acquisition Corporation’s trust account are used to purchase ordinary shares of China Discovery Acquisition Corporation from holders who would have otherwise voted against the Business Combination, holders of China Discovery Acquisition Corporation’s public stock who purchased such shares in China Discovery Acquisition Corporation’s initial public offering may have grounds to seek rescission of the purchase of the units the holder acquired in the initial public offering. In such event, China Discovery Acquisition Corporation would be required to reclassify those shares subject to rescission rights outside of stockholders’ equity. Due to the uncertainty associated with the potential transactions described above, the financial information presented below does not give effect to such matters.

	As of December 31, 2008
	Actual	As Adjusted	As Further Adjusted

Debt	$-	$-	$-
Ordinary shares subject to possible redemption	10,100,256	-	-

Stockholders’ equity:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized, none issued
Ordinary shares, $0.0001 par value, authorized – 25,000,000 shares issued and outstanding – 7,105,000 shares, inclusive of shares subject to possible redemption actual, 21,805,000 shares, as adjusted, and 20,080,001 shares, as further adjusted	711	2,181	2,009
Additional paid-in capital	23,095,177	31,110,463	21,010,379
Reserves	-	405,919	405,919
Retained earnings	491,200	1,138,790	1,138,790
Accumulated other comprehensive income	-	650,899	650,899
Total stockholders’ equity	23,587,088	33,308,252	23,207,998

Total capitalization	$33,687,344	$33,308,252	$23,207,998

CHINA DISCOVERY ACQUISITION CORP. AND HENAN SMART FOOD COMPANY LIMITED AND
RELATED ENTITIES

Unaudited Pro Forma Sensitivity Analysis

The following table sets forth certain pro forma financial information assuming consummation of the business combination, as of December 31, 2008, at redemption levels of no redemption, 10% redemption, 20% redemption,  and one share less than 30% redemption (the maximum redemption amount under which the business combination can be completed).

This unaudited pro forma sensitivity analysis should be read in conjunction with the unaudited proforma condensed combined balance sheet located elsewhere in this document.

In order to ensure that the Business Combination is approved by the shareholders, China Discovery Acquisition Corporation, HeNan Smart Food Company and their respective affiliates may enter into transactions to purchase or facilitate the purchase of ordinary shares of China Discovery Acquisition Corporation from shareholders who have indicated their intention to vote against the Business Combination and seek redemption of their shares for cash. Such transactions may be entered into prior to the meeting of shareholders to approve the Business Combination, but would not be completed until the Business Combination was consummated. Such purchases could result in all or substantially all of China Discovery Acquisition Corporation’s trust fund being expended to pay for such stock repurchases post-transaction, which could result in HeNan Smart Food Company not receiving any working capital from the trust account to fund its post-transaction business operations. Such purchases could also result in the issuance of additional ordinary shares or warrants of China Discovery Acquisition Corporation as an inducement for third parties to purchase such shares. The lack of trust funds to fund HeNan Smart Food Company’s business operations could have a material adverse effect on its operations and business prospects. No such transactions have occurred or been entered into as of the date of this proxy statement. If any of the funds held in China Discovery Acquisition Corporation’s trust account are used to purchase ordinary shares of China Discovery Acquisition Corporation from holders who would have otherwise voted against the Business Combination, holders of China Discovery Acquisition Corporation’s public stock who purchased such shares in China Discovery Acquisition Corporation’s initial public offering may have grounds to seek rescission of the purchase of the units the holder acquired in the initial public offering. In such event, China Discovery Acquisition Corporation would be required to reclassify those shares subject to rescission rights outside of stockholders’ equity. Due to the uncertainty associated with the potential transactions described above, the financial information presented below does not give effect to such matters.

	Pro Forma Combined Companies (With no Redemption)	Pro Forma Combined Companies (With 10% Redemption)	Pro Forma Combined Companies (With 20% Redemption)	Pro Forma Combined Companies (With Maximum Redemption)
Number of shares redeemed	-	575,000	1,150,000	1,724,999

Assets

Current assets:
Cash	$48,435,534	$45,261,540	$42,087,534	$38,335,278

Other current assets	26,062,503	26,062,503	26,062,503	26,062,503
Total current assets	74,498,037	71,324,043	68,150,037	64,976,043

Noncurrent assets	16,013,108	16,013,108	16,013,108	16,013,108

Total assets	$90,511,145	$87,337,151	$84,163,145	$80,410,889

Liabilities
Current liabilities	$56,598,276	$56,598,276	$56,598,276	$56,598,276
Noncurrent liabilities	604,617	604,617	604,617	604,617
Total liabilities	57,202,893	57,202,893	57,202,893	57,202,893

Ordinary shares subject to possible redemption	-	-	-	-

Stockholders’ equity	33,308,252	30,134,258	26,960,252	23,207,996

Total liabilities and stockholders’ equity	$90,511,145	$87,337,151	$84,163,145	$80,410,889

MANAGEMENT, CORPORATE GOVERNANCE AND COMPENSATION

Current Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position
Li Wen Shi	70	Chairman of the Board
Michael Hsu	49	Chief Executive Officer and Director
Beatrice Hom	46	Chief Operating Officer, Chief Financial Officer and Director
Vincent Shen	45	Secretary and Director
Wing Yip	40	Director
Xiong Yin	50	Director

Li Wen Shi has been our chairman of the board since our inception. Since February 1983, he has served as vice minister of the Shanghai Ministry of Construction. From April 1998 to October 2003, Mr. Shi was a representative of the 9th National Congress of the People’s Republic of China, a representative of the National Convention of the 14th Communist Party of China, vice president and committee member for the China Construction Industry Association and legal representative and vice director for the Shanghai Construction Industry Association. From July 2000 to July 2002, Mr. Shi was chairman of Hong Kong Construction (Holdings) Limited, a Hong Kong listed construction and real estate company. From January 1994 to January 2003, Mr. Shi was the founder, general manager, director and chief executive officer of the Shanghai Construction Group (SCG), a construction and real estate company. At SCG, Mr. Shi was responsible for the city planning, permitting and construction of 95% of the construction projects in Shanghai, with more then 300 companies under his management. Further, while at SCG, Mr. Shi supervised landmark construction and infrastructure projects in Shanghai including the Jinmao Building, the Oriental Pearl TV Tower, key bridges linking Shanghai Huangpu River and major city subways. Outside of Shanghai, SCG has also constructed key projects in other parts of China including the Guangzhou Bridge, Guangzhou TV Tower and the Beijing National Theatre. Mr. Shi remains as a senior advisor to the Shanghai Construction Company, a Shanghai listed company. From February 1986 to December1993, Mr. Shi was the chief minister for both Shanghai Construction Bureau and the Shanghai Construction Management Bureau, two of the most powerful government entities in Shanghai. In 2001, Mr. Shi authored and published “The History Of Construction In China” and authored “China Construction Quality and Knowledge” in which the title was inscribed by former Chinese President Jiang Zemin and the preface of the book was written by current Chinese premier Wen Jiabao. Mr. Shi received a Bachelor of Civil Engineering with a concentration in project management and construction techniques from Nanjing Institute of Technology (now Southeast University) in Nanjing, China.

Michael Hsu has been our chief executive officer and a member of our board of directors since our inception. Since April 2004, Mr. Hsu has been the chief executive officer of eWings Technologies, Inc., a worldwide provider of products and technology for Speech / Data / Voice convergent applications. Since June 1995, Mr. Hsu has also been the founder and president of Sky Capital Partners, Inc., an investment management and advisory services firm managing three funds principally focused on investments in Greater China. From May 1989 to June 1995, Mr. Hsu was the founder and executive vice president of First Taiwan Investment Banking Group, a private investment firm where he was responsible for equity investments, corporate finance and securities underwriting. From June 1988 to May 1989, Mr. Hsu was an Associate Director at Baring Research Ltd., a subsidiary of Baring Securities Ltd. marketing Euro convertible bonds, mutual funds and stock market research. From September 1987 to June 1988, Mr. Hsu served as an Assistant Vice President at Ta Yeh Securities Investment Consulting Co., Ltd; a private investment banking firm, managing mutual fund sales and stock market research. From August 1984 to September 1987, Mr. Hsu was a Manager in the Investment Division of China Development Corporation (CDC), the first and largest investment institution in Taiwan. Mr. Hsu received a B.S. in Industrial Engineering from Tung Hai University in Taiwan and an M.S. in Management Science from the Institute of Management Science at National Chiao Tung University in Taiwan.

Beatrice Hom has been our chief operating officer, chief financial officer and a member of our board of directors since our inception. Since May 2006, Ms. Hom has been the founding member and vice chairperson of Shanghai Yangtze Assets Exchange, a joint venture with YUD Group and Shanghai United Assets Exchange Co. Ltd. providing an internet platform to facilitate merger and acquisition activities. In September 1999, Ms. Hom founded Voxa, Inc., a California enterprise software and systems integration company and has been the president of Voxa since such date. From February 1998 to September 1999, Ms. Hom served as vice president of Lehman Brothers Inc. in its private equity division. From May 1996 to February 1998, Ms. Hom served as senior vice president of SG Cowen & Co. From February 1994 to May 1996, Ms. Hom served as a vice president in the private equity division of Van Kasper & Company, later acquired by First Security Corporation. From June 1992 to February 1994, Ms. Hom served as a vice president at Gruntal & Co., LLC. Ms. Hom received a B.S. in finance and accounting from San Francisco State University.

Vincent Shen has been a member of our board of directors since our inception and our Secretary since October, 2008. Mr. Shen has been the managing director of investment banking and the co-head of China investment banking at CLSA Equity Capital Market Limited, a private investment banking firm focused on the Asia-Pacific markets and majority owned by France’s Credit Agricole, since March 2006. From July 2005 to February 2006, Mr. Shen was managing director of New Faith Capital Limited, a private equity and merger and acquisition firm. From April 2004 to May 2005, Mr. Shen was a director and deputy head of China investment banking at Credit Suisse First Boston (Hong Kong) Limited. From April 2000 to March 2004, he was managing director of BOC International, a private investment banking firm. From April 1997 to December 1997, Mr. Shen was an Associate Director in Corporate Finance at BZW Asia Limited, which was renamed Barclays Capital, an investment banking firm. From 1994 to March 1997, Mr. Shen was a vice president in Corporate Finance at Peregrine Capital Limited, an investment banking firm. From January 1998 to March 2000, he was deputy general manager of the investment banking department of China International Capital Corporation, a private investment banking firm. Mr. Shen received a B.A. from the Beijing Foreign Languages Institute in 1984, a Master of International Law from Beijing University Law School in 1987 and an M.B.A. from Ecole Nationale d’ Administration in Paris in 1991.

Wing Yip has been a member of our board of directors since our inception. Since November 1999, Mr. Yip has been the co-founder and chief investment officer of DVA Global (and China VCMC), previously a majority owned investment subsidiary of the Jardine Matheson Group, an Asian-based conglomerate with business interests in the fields of engineering and construction, transport services, motor trading, property, retailing, restaurants, hotels, financial services and insurance broking. From November 1998 to November 1999, Mr. Yip served as a practice director and a financial services leader in the electronic commerce and businesses, financial services and emerging technologies industry groups for the Gartner Group, an IT research and consulting firm. From May 1997 to November 1998, Mr. Yip was the founder of Killary Software Systems, a mainframe software company. From September 1991 to May 1997, Mr. Yip was the chief quantitative analyst and North Asia portfolio analyst at Montgomery Asset Management, a mutual fund company, specializing in proprietary global investment models targeting Taiwan, Korea and China. Mr. Yip received a B.S. with honors in Engineering Systems from the Massachusetts Institute of Technology and has completed graduate courses in Finance at the Sloan School of Management. Mr Yip is a member of the MIT chapters of the Chi Epsilon Honor Society and the Tau Beta Pi Honor Society.

Xiong Yin has been a member of our board of directors since our inception. Mr. Yin has been a partner at Tian Yuan Law Firm, a law firm in Beijing China since April 2003. From January 2000 to March 2003, Mr. Yin was an associate at Harden & Wells, a law firm in Beijing. From May 1994 to December 1999, Mr. Yin was an associate at Baker & McKenzie, a law firm in Chicago, representing U.S. clients in China and Chinese clients in the U.S. Mr. Yin is a member of the State Bar of Illinois and also admitted in China. Mr. Yin received a J.D. from the Illinois Institute of Technology College of Law in 1998, a Bachelor of Law degree from Beijing University in 1984, a Master of Law degree from Beijing University in 1987, a Ph.D. in international law from Beijing University in 1989 and an LL.M. degree from Harvard Law School in 1994. Mr. Yin has taught International Law in the Department of Law at Beijing University.

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Xiong Yin and Vincent Shen, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Wing Yip and Li Wen Shi, will expire at the second annual meeting. The term of the third class of directors, consisting of Michael Hsu and Beatrice Hom, will expire at the third annual meeting.

Special Advisors

David Wu is the managing director and a co-founder of DVA Global. At DVA, Mr. Wu is responsible for general management, deal structuring, and transactions execution. Before founding DVA, he headed Netscape’s International Netcenter division in Asia and oversaw the company’s efforts in developing online and interactive partnerships throughout China, Korea, Japan, Latin America, and Canada, playing a leading role in forming strategic partnerships and maintaining business relationships with numerous online companies, including Chinadotcom and StarMedia Network. Prior to Netscape, Mr. Wu was a director of business development at American Express Company in New York City and was also a senior manager within the Strategic Planning Group of American Express. From 1990 to 1993, he was a business analyst at McKinsey & Co., a management consulting firm, where he served on numerous consulting engagements advising Fortune 100 companies on strategic and operational issues. Mr. Wu received a B.S. from the Massachusetts Institute of Technology and an M.B.A. from The Wharton School at the University of Pennsylvania.

Yangtze River United Economic Development (Group) Co., Ltd. (“YUD Group”) is a Shanghai listed investment company that is not affiliated with any governmental agency engaged in multi-regional investment and development across Yangtze River regions and other regions. One of its main purposes is to promote the common development of various cities within the Yangtze River economic belt. Currently, the YUD Group owns over 30 investment enterprises in the logistics, service, high-tech manufacturing, real estate and various other industries. Fang Qin Yu, YUD Group’s Director, general manager and vice president of investment, will be our liaison with YUD Group. We will not be investing alongside YUD Group in an entity.

Directors and Executive Officers after the Acquisition

Upon consummation of the acquisition, China Discovery and HeNan Smart Food intend the Board of Directors, executive officers and key employees of China Discovery to be as follows:

Name	Age	Position
Wang Youli	45	Chairman and Chief Executive Officer
Meng Fanyou	48	Vice Chairman
Ye Hu	47	Chief Financial Officer
Wang Guanqun	36	General Manager
Guo Jinchang	44	Vice President
Zhao Jianguo	35	Chief Accountant
Wang Hai	41	Director of Research and Development
Liu Pei	39	Director of Quality Control
Francois Da Pan Shih	60	Director Nominee
Ngan Man Kit	58	Director Nominee
Wang Youping	46	Director Nominee
Wang Huaijing	57	Director Nominee
Cheng Yixue	51	Director Nominee

Wang Youli is the founder of HeNan Smart Food and has served as its Chairman and Chief Executive Officer since 1991. Mr. Wang has more than 20 years of experience managing enterprises including the instant noodle industry in China. Under Mr. Wang’s supervision, HeNan Smart Food has become a top 5 instant noodle company and a top 100 company in the food industry in China. He has been a standing member of China’s National People’s Congress since 2008. In addition, Mr. Wang has been a representative in the National Convention of the Communist Party of China, president and committee member for China Noodle Industry Association, and legal representative of HeNan Chunzhou county.

Meng Fanyou is HeNan Smart Food’s Vice Chairman and joined the company in 2001 and is currently in charge of daily operation of the company.  Mr. Meng has more than 20 years of work experience in the instant noodle industry in China, and has more than 28 years combined experience in the manufacturing, food processing and construction industries, including extensive experience with state-owned enterprises.  Prior to joining HeNan Smart Food, Mr. Meng was a manager for the Beijing Noodle Company for over a decade prior to its privatization in 2001.  He graduated from Beijing Normal University in 1986 with a major in Physics.

Ye Hu is HeNan Smart Food’s Chief Financial Officer.  Mr. Ye joined the company in May 2009.  He has a Master’s Degree in Economics from University of Toronto, Canada, and a Bachelor’s Degree of Science in Electrical Engineering from Huazhong University of Science and Technology, China.  He has been a Certified General Accountant (CGA) of Canada since 1998.  From December 2003 to March 2009, he was CFO of Odysys International Ltd., BOCO Enterprises Ltd., EMarket Holding Group Corp. and China Shen Zhou Mining & Resources, Inc. (AMEX: SHZ).  From January 1990 to September 2003, he worked for CIT Group Canada, Merrill Lynch Canada and Mackenzie Financial Corporation, Canada.  He has been a Non-Executive Director of CIC Mining Resources Ltd. (CNSX:RRR; FSE:31C) since February 2009, and a Non-Executive Director of Beijing Heidrick & Struggles International Management Consulting Company Limited since 2006.

Wang Guanqun is HeNan Smart Food’s General Manager.  Mr. Wang joined the company in 2003 and is in charge of company’s operations in marketing and sales.  He has more than 12 years of experience in the food industry, including serving as the General Manger of Tianjin Qun Ying Trade Company Limited from 1997 to 1998, Senior Manager of Tianjin Tingyi Food Company Limited from 1998 to 1999, Sales Director of Zhengzhou Guo Hua Food Company Limited from 1999 to 2002 and Vice President of Zhengzhou Xue Yang Food Company Limited from 2002 to 2003.  He has a Master’s Degree of Business Administration from Tsinghua Univeristy.

Guo Jinchang is HeNan Smart Food’s Vice President, and joined the company in 1995.  Mr. Guo is in charge of production of HeNan Smart Food’s instant noodle products, and has more than 10 years of work experience in the food industry.  He graduated from China Military University in 1988.

Zhao Jianguo is HeNan Smart Food’s Chief Accountant, and joined the company in 2000.  Mr. Zhao has been a certified accountant of China since 1998.  He graduated from Jiao Zuo Financial Institute in 1993, and from Henan University of Finance and Economics with a diploma in 1998.  He has 20 years of work experiences in accounting and financial management.

Wang Hai is HeNan Smart Food’s Director of Research and Development, and joined the company in 2008.  Mr. Wang is a senior engineer. He has more than 16 years of experience in the food business in China, and served as Vice President of Henan Zheng Long Food Development Company Limited from 1988 to 1992.  He graduated from Zhengzhou Food Institute in 1992.

Liu Pei is HeNan Smart Food’s Director of Quality Control, and joined the company in 2008.  Mr. Liu has 15 years of experience in the food business in China, and served as the Director of Quality Control for Wuhan Uni-President Company Limited from 1994 to 2006, and Production Head of Zhejiang Qi Wa Food Company Limited from 2007 to 2008.  He graduated from Hubei University in 1993 with a major in Applied Chemistry.

Francois Da Pan Shih is being nominated to sit on the Board of Directors of the combined company post transaction.  He been the president and chief executive officer of Sharpland Investments Ltd, a private equity firm making investments in China, since 1980. Mr. Shih has been invited to serve as economic advisor to a variety of provinces in China including Shadong and Guizhou as well as the Tianjin Municipal Government, the Guiyang Municipal Government and the Jinan Municipal Government. He was also invited by the Prince of Wales to participate in the Business Leaders Forum, a group formed to promote world-wide social welfare, education, medical care, training and development and agricultural techniques, to be a council member. Mr. Shih was appointed by President Jimmy Carter as a council member of the International Advisory Council of The Friendship Force. In 1996, Senator Max Cleland named Mr. Shih as an honorable citizen of the State of Georgia.

Ngan Man Kit is being nominated to sit on the Board of Directors of the combined company post transaction. Mr. Ngan was an Independent Non-Executive Director of Singamas Containers Holdings Company Limited from July, 2003 to December 2008. Singaams is listed in the Hong Kong Stock Exchange.  Prior to that, he was the CEO and Director of Zindart Ltd. which is listed on NASDAQ. A Bachelor of Mathematics graduate of University of Waterloo in Canada, Mr. Ngan, has over 33 years of experience in corporate and investment banking, equity and debt securities trading, corporate advisory services, as well as direct and private equity investment and operation experience. Mr. Ngan was previously a director of Amish Naturals, Inc., EUPA International Corporation, Clearant, Inc. and ForgeHouse, Inc. (formerly known as “Milk Bottle Cards Inc.”), all companies listed on the OTCBB.

Wang Youping is being nominated to sit on the Board of Directors of the combined company post transaction. Mr. Wang has been the Vice-President in charge of administration of Jiaozuo Electronic Cable Co. since September 2004.

Wang HuaijingHuai is being nominated to sit on the Board of Directors of the combined company post transaction. Mr. Wang has been the Vice-President in charge of administration of Jiaozuo Huanghe (Yellow River) Group Co. since September 2004.

Cheng Yixue Huai is being nominated to sit on the Board of Directors of the combined company post transaction. Mr. Cheng has been Chief Financial Officer of Jiaozuo Huanghe (Yellow River) Group Co. since 2004.

Upon consummation of the acquisition, none of the combined company’s officers and directors will be related.

HeNan Smart Food management will remain in place following the transaction and continue to run day to day operations of the combined company.

Corporate Governance

Board Committees

China Discovery does not have an audit committee, nominating committee or compensation committee and therefore the entire Board of Directors performs those functions for China Discovery. The Board of Directors has not determined whether anyone on the Board of Directors is an audit committee financial expert, as such term is defined by SEC rules. Since the Board of Directors does not have a separately designated Audit Committee and China Discovery will not have any operating activities until such time as China Discovery enters into a business combination, China Discovery has not made the determination of whether anyone is an audit committee financial expert.

Director Independence

China Discovery’s Board of Directors has not determined if any of its directors qualifies as independent, although China Discovery’s management believes that Francois Da Pan Shih, Ngay Man Kit Wang Youping, Wang Huaijing and Cheng Yixue would qualify as independent directors under the rules of the NASDAQ Stock Market following the acquisition because they do not currently own a large percentage of HeNan Smart Food’s capital stock, are not currently employed by HeNan Smart Food, have not been actively involved in the management of HeNan Smart Food and do not fall into any of the enumerated categories of people who cannot be considered independent in the NASDAQ Share Market Rules. China Discovery’s Board of Directors will make a determination about independence after the acquisition is consummated. China Discovery does not have an audit committee, nominating committee or compensation committee and therefore the entire Board of Directors performs those functions for China Discovery.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, no officer and employee of China Discovery, and no former officer of China Discovery, during the last completed fiscal year, participated in deliberations of China Discovery’s Board of Directors concerning executive officer compensation.

Independent Auditor

The firm of UHY LLP acts as China Discovery’s principal accountant. The following is a summary of fees paid to China Discovery’s principal accountant for services rendered.

Audit Fees. During the year ended December 31, 2007, China Discovery paid its principal accountant $25,000 for the services they performed in connection with its Registration Statement on Form S-1 related to its initial public offering, including the financial statements included in the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2007, and $2,700 in connection with the review of its two Quarterly Reports on Form 10-QSB. The fee for the audit of the financial statements included in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 was $15,000. The aggregate of such fees is $47,700.

During the year ended December 31, 2008, China Discovery paid its principal accountant $11,500 in connection with the review of its Quarterly Reports on Form 10-Q. The fee for the audit of the financial statements included in China Discovery’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 is approximately $20,000. The aggregate of such fees is $31,500.

Through December 31, 2008, UHY had a continuing relationship with UHY Advisors, Inc. (“Advisors”) from which it leased auditing staff who were full time, permanent employees of Advisors and through which UHY’s partners provide non-audit services.  UHY has only a few full time employees.  Therefore, few, if any, of the audit services performed were provided by permanent full-time employees of UHY.  UHY manages and supervises the audit services and audit staff, and is exclusively responsible for the opinion rendered in connection with its examination.

Audit-Related Fees. During the years ended December 31, 2007 and 2008, China Discovery’s principal accountant did not render assurance and related services reasonably related to the performance of the audit or review of financial statements.

Tax Fees. During the years ended December 31, 2007 and 2008, China Discovery’s principal accountant did not render services to it for tax compliance, tax advice and tax planning.

All Other Fees. During the years ended December 31, 2007 and 2008, there were no fees billed for products and services provided by the principal accountant other than those set forth above.

Pre-Approval of Services.  China Discovery does not have an Audit Committee. The Board of Directors does not have any pre-approval policies in place.

Code of Ethics

China Discovery does not have a formal code of ethics. Upon consummation of a business combination, China Discovery intends to adopt a code of ethics that applies to China Discovery’s principal executive officers, principal financial officer, principal accounting officer or controller or persons performing similar functions.

Director Compensation

China Discovery will compensate its Board of Directors based on policies put into place after the acquisition, but which are expected to include a per diem for each board meeting attended, an annual fee, reimbursement of expenses incurred in attending meetings and equity awards. The amounts of compensation, numbers of shares subject to awards and other terms of director compensation have not been finally determined.

China Discovery’s current directors do not currently receive any compensation for their services.

Executive Compensation

HeNan Smart Food Executive Compensation

The following table shows information concerning the annual compensation for services provided to HeNan Smart Food by its Chief Executive Officer, the Chief Financial Officer.

Name and Principal Position	Year	Salary		Bonus	All other Compensation	Total Compensation
Wang Youli, Chairman and Chief Executive Officer	2008	$51,910		$0	$0	$51,910
	2007	39,488		0	0	39,488
	2006	30,159		0	0	30,159
Meng Fanyou, Vice-Chairman	2008	43,258		0	0	43,258
	2007	31,590		0	0	31,590
	2006	22,619		0	0	22,619
Wang Guanqun, General Manager	2008	34,607		0	0	34,607
	2007	23,693		0	0	23,693
	2006	18,849		0	0	18,849
Ye Hu, Chief Financial Officer	2008	0	(1)	0	0	0
	2007	0	(1)	0	0	0
	2006	$0	(1)	$0	$0	$0
______________________
(1) Mr. Ye He was hired on May 1, 2009.

Current Employment Agreements

HeNan Smart Food does not currently have employment agreements with any of its officers and directors, except for the employment agreement with Hu Ye, HeNan Smart Food’s Chief Financial Officer.

On May 1, 2009, HeNan Smart Food and Hu Ye entered into an employment agreement pursuant to which Hu Ye is serving as HeNan Smart Food’s Chief Financial Officer. Upon closing of the acquisition the term of the employment agreement will automatically renew for a period of 12 months. The agreement provides for cash compensation of RMB999,996 per year, plus options to purchase 120,000 shares of the combined company to be issued upon the closing of the acquisition. In addition, Hu Ye is entitled to benefits which HeNan Smart Food provides to senior executives, including health and life insurance. The agreement may be terminated by either Hu Ye or HeNan Smart Food for any reason upon 30 days notice, or sooner for cause.

Post-Acquisition Employment Agreements

Other than the agreement with Hu Ye described above, the combined company will not have any employment agreements with any of its executive officers and directors.

China Discovery Initial Shareholder and Executive Compensation.

No compensation of any kind, including finders and consulting fees, has been or will be paid to any China Discovery shareholder who acquired ordinary shares prior to its initial public offering, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, those China Discovery shareholders have been and will continue to be reimbursed for any out-of-pocket expenses incurred in connection with activities on China Discovery’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses, and there will be no review of the reasonableness of the expenses by anyone other than China Discovery’s directors, or a court of competent jurisdiction if such reimbursement is challenged.

Since China Discovery does not currently have an operating business, its officers do not receive any compensation for their service to China Discovery; and, since it has no other employees, China Discovery does not have any compensation policies, procedures, objectives or programs in place. China Discovery will adopt appropriate compensation policies, procedures, objectives or programs after a business combination with a target business is consummated and China Discovery’s management team has had the opportunity to fully understand the operations of the business. However, it is anticipated that, after closing, the compensation for senior executives of China Discovery will be comprised of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that the Compensation Committee will take into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building China Discovery into a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of the company and its various key component entities, 6) the company’s ability to pay and 7) other factors deemed to be relevant at the time.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

China Discovery

In January 2007, China Discovery issued 1,250,000 ordinary shares to the individuals set forth below for $25,000 in cash, at a purchase price of $0.02 per share, as follows:

Name	Number of Shares	Relationship to China Discovery
Beatrice Hom	601,100	Chief Operating Officer, Chief Financial Officer and Director
Wing Yip	202,000	Secretary and Director
Michael Hsu	107,800	Chief Executive Officer and Director
Vincent Shen	107,800	Director
Francois Shih	90,200	Special Advisor
Li Wen Shi	80,400	Chairman of the Board
Xiong Yin	60,700	Director

In March 2007, Beatrice Hom transferred (i) 106,000 ordinary shares to Wing Yip, (ii) 11,000 ordinary shares to Michael Hsu, (iii) 300 ordinary shares to Xiong Yin, (iv) 48,000 ordinary shares to Li Wen Shi and (v) 35,000 ordinary shares to Vincent Shen. All of the transfers were made at $0.02 per share.

Beatrice Hom and Francois Shih purchased an aggregate of 105,000 insider units at $6.00 per unit and 1,033,334 insider warrants at $0.60 per warrant (for an aggregate purchase price of $1,250,000) from China Discovery. These purchases took place on a private placement basis simultaneously with the consummation of the initial public offering. The insider units and insider warrants are identical to the units (and underlying warrants) offered in China Discovery’s initial public offering except that if China Discovery calls the warrants for redemption, the warrants underlying the insider units and insider warrants may be exercisable on a cashless basis at the holder’s option (except in the case of a forced cashless exercise upon China Discovery’s redemption of the warrants) so long as such warrants are held by these purchasers or their affiliates. Additionally, the purchasers have agreed that the insider units and underlying securities and the insider warrants will not be sold or transferred by them until after China Discovery has completed a business combination. The holders of the majority of these insider units and insider warrants (or underlying securities) will be entitled to demand that China Discovery register these securities pursuant to an agreement signed on June 18, 2007. The holders of the majority of these securities may elect to exercise these registration rights with respect to such securities at any time after China Discovery consummates a business combination. In addition, these holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to such date. China Discovery will bear the expenses incurred in connection with the filing of any such registration statements.

Voxa, Inc., an affiliate of Beatrice Hom, has agreed that, commencing on June 18, 2007 through the acquisition of a target business or our liquidation, it will make available to China Discovery a small amount of office space and certain office and secretarial services, as China Discovery may require from time to time. China Discovery has agreed to pay Voxa, Inc. $7,500 per month for these services. Beatrice Hom is the president and owner of Voxa, Inc. As a result, she will benefit from the transaction to the extent of her interest in Voxa, Inc. However, this arrangement is solely for China Discovery’s benefit and is not intended to provide China Discovery’s officers and directors compensation in lieu of a salary. China Discovery believes that the fee charged by Voxa, Inc. is at least as favorable as it could have obtained from an unaffiliated person. However, as China Discovery’s directors may not be deemed “independent,” it did not have the benefit of disinterested directors approving this transaction.

Prior to China Discovery’s initial public offering, Beatrice Hom, Wing Yip, Vincent Shen and Xiong Yin loaned it an aggregate of $100,000 to cover expenses related to the offering. The loans were repaid without interest from the proceeds of the offering not being placed in trust.

China Discovery will reimburse its founders or their affiliates for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on its behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by China Discovery, which will be reviewed only by its board or a court of competent jurisdiction if such reimbursement is challenged.

Other than the $7,500 per-month administrative fee and reimbursable out-of-pocket expenses payable to China Discovery’s officers and directors, no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, will be paid to any of its founders or to any of their respective affiliates prior to or with respect to the business combination (regardless of the type of transaction that it is).

All ongoing and future transactions between China Discovery and any of its officers and directors or their respective affiliates, including loans by its officers and directors, will be on terms believed by China Discovery to be no less favorable to it than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by a majority of China Discovery’s uninterested “independent” directors (to the extent it has any) or the members of its board who do not have an interest in the transaction, in either case who had access, at its expense, to its attorneys or independent legal counsel. China Discovery will not enter into any such transaction unless its disinterested “independent” directors (or, if there are no “independent” directors, its disinterested directors) determine that the terms of such transaction are no less favorable to it than those that would be available to it with respect to such a transaction from unaffiliated third parties.

Related party policy

China Discovery’s Code of Ethics requires it to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interest, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) China Discovery or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of its ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position. While China Discovery has agreed not to consummate a business combination with an entity which is affiliated with any of its officers, directors or founders, its is not prohibited from entering into other related-party transactions.

China Discovery’s board of directors is responsible for reviewing and approving related-party transactions to the extent it enters into such transactions. The board of directors will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the other members of the board of directors with all material information concerning the transaction. Additionally, China Discovery requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

HeNan Smart Food

The tables below reflect transactions entered into by HeNan Smart Food with certain of its officers, directors and their respective affiliates. Balances with Changchun Smart Food and Chenzhou Smart Food relate to the purchase or sale of inventories at cost, expenses paid on behalf of and cash advanced to related parties. The advances are unsecured, non interest bearing and have no repayment terms. Balances with Huafeng Paper Co. Ltd. and Jiaozuo Electronic Cable are cash advances. As of March 31, 2009, there was $4,555,988 owed to HeNan Smart Food by Changchun Smart Food and $2,276,334 owed to HeNan Smart Food by Chenzhou Smart Food and no outstanding balances with Huafeng Paper Co. Ltd. and Jiaozuo Electronic Cable. Balances with Wang Youli are cash advances. As of March 31, 2008, there was no outstanding balance with Wang Youli.

Transactions with related parties were entered into at competitive market prices charged to unaffiliated customers for similar transaction or charged by other suppliers.

Year Ended December 31, 2008

No.	Party Name	Balance at beginning of year	Funds advanced to related party	Repayment received from related party	Expenses Paid on behalf of related party	Balance at end of year	Director Remuneration
1.	Changchun Smart Food Co., Ltd	$2,481,119	$2,608,189	$(5,194,647)	3,113,705	$3,008,366	N/A
2.	Chenzhou Smart Food Co., Ltd.	1,012,184	2,543,952	(6,666,911)	4,548,589	1,437,814	N/A
3.	Henan Huafeng Paper Co. Ltd.	-	1,585,952	(779,796)	-	806,156	N/A
4.	Jiaozuo Electronic Cable Company	-	-	-	-	-	N/A
5.	Wang Youli	-	-	-	-	-	$51,910

Year Ended December 31, 2007

No.	Party Name	Balance at beginning of year	Funds advanced to related party	Repayment received from related party	Expenses Paid on behalf of related party	Balance at end of year	Director Remuneration
1.	Changchun Smart Food Co., Ltd	$4,054,885	$174,272	$(4,165,048)	$2,417,010	$2,481,119	N/A
2.	Chenzhou Smart Food Co., Ltd.	1,161,309	532,752	(2,770,312)	2,088,435	1,012,184	N/A
3.	Henan Huafeng Paper Co. Ltd.	38,442	-	(38,442)	-	-	N/A
4.	Jiaozuo Electronic Cable Company	384,413	-	(384,413)	-	-	N/A
5.	Wang Youli	(1,958,496)	1,951,571	-	6,925	-	$39,488

Year Ended December 31, 2006

No.	Party Name	Balance at beginning of year	Funds advanced to related party	Repayment received from related party	Expenses Paid on behalf of related party	Balance at end of year	Director Remuneration
1.	Changchun Smart Food Co., Ltd	$3,015,388	$113,762	$(2,900,944)	$3,826,679	$4,054,885	N/A
2.	Chenzhou Smart Food Co., Ltd.	203,827	683,192	(4,576,989)	4,851,989	1,162,019	N/A
3.	Henan Huafeng Paper Co. Ltd.	-	172,983	(134,541)	-	38,442	N/A
4.	Jiaozuo Electronic Cable Company	334,564	714,491	(664,642)	-	384,413	N/A
5.	Wang Youli	(1,891,916)	29,027,040	(29,093,620)	-	(1,958,496)	$30,159

In addition, HeNan Smart Food has guaranteed certain loan obligations of Jiaozuo Huanghe Group Corporation, of which Wang Youli, our Chairman and Chief Executive Officer, is a director.  As of December 31, 2008, HeNan Smart Food was guaranteeing $2,931,477 of loans to Henan Yinlida Color Printing Company Limited, an unrelated third party and $5,342,616 to related parties.  In addition, as of December 31, 2008, a third party lender had a security interest in a property jointly and severally owned by HeNan Smart Food and Jiaozuo Huanghe Group Corporation.  As of December 31, 2008, the amount of the loan was $4,514,474 and secured by the property of HeNan Smart Food with net carrying amount of $4,268,290.

Following are the details of each related party, their relationship with HeNan Smart Food and, if the party was not related to HeNan Smart Food, a description of the interest for related parties:

Party Name	Relationship with HeNan Smart Food	Interest in the Transaction by Indirectly Related Parties
Changchun Smart Food Co., Ltd		Wang Youli, HeNan Smart Food’s Chairman, is the beneficial owner of 60% of the share capital of Changchun Smart Food Co., Ltd.
Chenzhou Smart Food Co., Ltd.		Wang Youli, HeNan Smart Food’s Chairman, is the beneficial owner of 57.89% of the share capital of Chenzhou Smart Food Co., Ltd.
Henan Huafeng Paper Co. Ltd.
Henan Huafeng Paper Co. Ltd and Jiaozuo Electronic Cable Company are related parties through common control under Jiaozuo Huanghe Group Corporation.  Wang Youli, the Chairman and CEO of HeNan Smart Food, is a director of Jiaozuo Huanghe Group Corporation.
Wang Youli was formerly affiliated with Henan Huafeng Paper Co. Ltd., but has never had a pecuniary interest in the company.
Jiaozuo Electronic Cable Company
Henan Huafeng Paper Co. Ltd and Jiaozuo Electronic Cable Company are related parties through common control under Jiaozuo Huanghe Group Corporation.  Wang Youli, the Chairman and CEO of HeNan Smart Food, is a director of Jiaozuo Huanghe Group Corporation.
Wang Youli was formerly affiliated with Jiaozuo Electronic Cable Company, but has never had a pecuniary interest in the company.
Wang Youli	Wang Youli is the Chairman and CEO of HeNan Smart Food.	N/A

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth, as of May 8, 2009, certain information regarding beneficial ownership of China Discovery’s ordinary shares by each person who is known by China Discovery to beneficially own more than 5% of China Discovery’s ordinary shares. The table also identifies the stock ownership of each of China Discovery’s directors, each of China Discovery’s officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated.

Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary shares

HBK Investments L.P.	710,400	(2)	9.9%
Private Equity Management Group LLC	700,000	(3)	9.9%
Loeb Capital Management	603,852	(4)	8.5%
Craig Samuels	540,500	(5)	7.6%
Beatrice Hom	473,500		6.7%
Azimuth Opportunity, Ltd.	380,000	(6)	5.3%
Wing Yip	308,000		4.3%
Vincent Shen	142,800		2.0%
Li Wen Shi	128,400		1.8%
Michael Hsu	118,800		1.7%
Xiong Yin	62,800		*
All directors and executive officers as a group (six individuals)	1,355,000	(7)	19.1%
________________________
* Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals is Tower C, Van Tone Centre,Suite 1203, 6 Chaowai Street, Chaoyang District, Beijing 100020, China.
(2)
HBK Investments L.P. has delegated discretion to vote and dispose of the shares to HBK Services LLC ("Services").  Services may, from time to time, delegate discretion to vote and dispose of certain of the shares to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company, and/or HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom (collectively, the "Subadvisors").  Each of Services and the Subadvisors is under common control with HBK Investments L.P.  Jamie A. Akhtar, Richard L. Booth, David C. Haley, Lawrence H. Lebowitz, and William E. Rose are each managing members of Management. The foregoing information was derived from a Schedule 13G/A filed with the SEC on January 27, 2009.The business address of HBK Investments L.P. is 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201.

(3)	The business address of Private Equity Management Group LLC is One Park Plaza, Suite 550, Irvine, California 92614. The foregoing information was derived from a Schedule 13D filed on January 31, 2008.

(4)
Loeb Arbitrage Fund (“LAF”) is a New York limited partnership. Loeb Marathon Fund LP (“LMF”) is a Delaware limited partnership. Loeb Arbitrage Management LLC (“LAM”), a Delaware limited liability company and registered investment adviser, is the investment manager of LAF and LMF. LAM’s President and Chief Executive Officer is Gideon J. King. The other officers include Thomas L. Kempner, Chairman of the Board; Alexander H. McMillan, Vice President and Secretary; and David S. Hampson, Chief Financial Officer. Loeb Offshore Fund, Ltd. (“LOF”) and Loeb Marathon Offshore Fund, Ltd. (“LMOF”) are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LMOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and LMOF and Managers of LOM. LAM and LOM jointly do business as Loeb Capital Management. Loeb Holding Corporation (“LHC”), a Maryland corporation, is the sole stockholder of LAM and LOM. Thomas L. Kempner is the President, Chief Executive Officer, director and majority stockholder of LHC. Bruce L. Lev, Norman N. Mintz and Peter A. Tcherepnine are also directors. The business address of each of Loeb Capital Management is 61 Broadway, New York, New York 10006. The foregoing information was derived from a Schedule 13D/A filed on May 7, 2009.

(5)
The business address of Mr. Samuels is 13990 Rancho Dorado Bend, San Diego, California 92130. The foregoing information was derived from a Schedule 13G filed on August 7, 2007, as amended on January 30, 2008, covering the warrants, and a Schedule 13G filed on October 25, 2007, as amended on January 30, 2008, covering the ordinary shares.

(6)
The business address of Azimuth Opportunity, Ltd. is c/o Ogier, Qwomar Complex, 4th Floor, P.O. Box 3170, Road Town, Tortola, British Virgin Islands. The foregoing information was derived from a Schedule 13G/A filed on February 13, 2009.

(7)	Does not include 1,243,334 ordinary shares issuable upon exercise of warrants held our officers and directors which are not exercisable and will not become exercisable within the next 60 days.

All of the founder shares have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until one year after the consummation of a business combination. The founder shares may be released from escrow earlier than this date if, within the first year after China Discovery consummates a business combination, it consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property. Additionally, if holders of more than 20% of the IPO Shares vote against a proposed business combination and seek to exercise their conversion rights and such business combination is consummated, China Discovery’s founders have agreed to forfeit and return to it for cancellation a number of shares so that the founders will collectively own no more than 23.8% of China Discovery’s outstanding ordinary shares upon consummation of such business combination (without giving effect to any shares included within the insider units or that may be issued in the business combination). During the escrow period, the holders of these shares will not be able to sell or transfer their securities except (i) to relatives and trusts for estate planning purposes or (ii) by private sales made at or prior to the consummation of a business combination at prices no greater than the price at which the shares were originally purchased, in each case where the transferee agrees to the terms of the escrow agreement, but will retain all other rights as China Discovery’s shareholders, including, without limitation, the right to vote their ordinary shares and the right to receive cash dividends, if declared. If dividends are declared and payable in ordinary shares, such dividends will also be placed in escrow. If China Discovery is unable to effect a business combination and liquidate, none of its founders will receive any portion of the liquidation proceeds with respect to their initial shares.

Security Ownership of the Combined Company after the Acquisition

The following table sets forth information with respect to the beneficial ownership of the combined company’s ordinary shares immediately after the consummation of the acquisition by each person who is known by China Discovery to beneficially own more than 5% of China Discovery’s ordinary shares, each officer, each director and all officers and directors as a group.

Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary shares

Wang Youli	13,524,000	(2)	59.9%
Meng Fanyou	-0-		-%
Ye Hu	-0-		-%
Wang Guanqun	-0-		-%
Guo Jinchang	-0-		-%
Zhao Jianguo	-0-		-%
Wang Hai	-0-		-%
Liu Pei	-0-		-%
Francois Da Pan Shih	-0-		-%
Ngan Man Kit	-0-		-%
Wang Youping	-0-		-%
Wang Huaijing	-0-		-%
Cheng Yixue	-0-		-%
All directors and executive officers as a group (13 individuals)	13,524,000		56.9%
________________________
* Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals is No. 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China.
(2)
Fenland Investments Limited, a British Virgin Islands company, will acquire 13,524,000 ordinary shares of the combined company upon consummation of the acquisition.  Mr. Wang Youli is the ultimate beneficial owner of 100% of Fenland Investments Limited.

SHARES ELIGIBLE FOR FUTURE SALE

China Discovery currently has 7,105,000 ordinary shares outstanding. Of these shares, the 5,750,000 ordinary shares sold in China Discovery’s initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended except for any ordinary shares purchased by one of China Discovery’s affiliates within the meaning of Rule 144 under the Securities Act of 1933, as amended. After the acquisition, assuming (i) the issuance of approximately 14,700,000 ordinary shares to the shareholders of HeNan Smart Food in connection with the stock purchase agreement and (ii) that none of China Discovery’s shareholders exercise their right to redeem their shares, there will be 21,805,000 China Discovery’s ordinary shares outstanding, of which all but 1,355,000 shares held by China Discovery’s initial shareholders and 14,700,000 shares issued to the members of HeNan Smart Food under the stock purchase agreement will be registered or freely tradable without securities law restrictions.  In addition, pursuant to an earn-out provision in the stock purchase agreement, China Discovery has agreed to issue to HeNan Smart Foods current shareholder between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving a certain minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the stock purchase agreement) in each of the next five years, through the year ended December 31, 2013.  China Discovery may file a registration statement relating to resales of these shares by the initial shareholders or the shares issued under stock purchase agreement after completion of the acquisition.  Additionally, any of these shares held by affiliates, as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% shareholders, will also be restricted from public sale as restricted stock.

There are 11,500,000 outstanding warrants that were issued in China Discovery’s initial public offering, each for the purchase of one share. The shares issuable upon exercise of the warrants will also be freely tradable, provided that there is a registration statement in effect at the time of their exercise. China Discovery intends to use its best efforts to cause such a registration statement to be in effect at that time that the warrants become exercisable. In addition, in connection with China Discovery’s initial public offering, China Discovery issued a unit purchase option to the representative of the underwriters which is exercisable for 500,000 units, consisting of one share and two warrants each to purchase one share at $5.50 per share, at an exercise price of $6.60 per unit. The securities underlying the representatives unit purchase option and underlying securities have registration rights and may be sold according to Rule 144.

In addition, China Discovery’s founding shareholders own warrants to purchase 1,243,334 ordinary shares, which warrants and the underlying ordinary shares are also restricted securities under Rule 144. None of these restricted securities will be eligible for sale under Rule 144 prior to one year following the filing of certain information with the SEC (Form 10 information) after the consummation of China Discovery’s initial business combination. Furthermore, all of the founder shares have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until one year after the consummation of a business combination. The founder shares may be released from escrow earlier than this date if, within the first year after China Discovery consummates a business combination, it consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Therefore, there are an aggregate of 14,243,334 shares that may be issued in the future upon exercise of outstanding warrants and unit purchase options.

Rule 144. Rule 144 is unavailable for the resale of restricted securities initially issued by a blank-check or shell company, both before and after an initial business combination, despite technical compliance with the requirements of Rule 144. Accordingly, such restricted securities can be resold only through a registered offering or pursuant to another exemption from registration. Notwithstanding the foregoing, a person who beneficially owns restricted securities of a company which:

•	has ceased to qualify as a blank-check or shell company;
•	is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
has filed all reports and other materials required to be filed by Section 13 or 15(d), as applicable, during the preceding 12 months (or such shorter period that the company was required to file such reports and materials); and

•	has filed certain information with the SEC (Form 10 information) reflecting that it is no longer a blank-check or shell company may, after one year has elapsed from the filing of the Form 10 information, within any three-month period resell a number of such restricted securities that does not, with respect to the ordinary shares, exceed the greater of either of the following:

•	1% of the total number of ordinary shares then outstanding; or
•	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited based on the availability of current public information about China Discovery, and, in the case of sales by affiliates, by manner of sale provisions and notice requirements.

CHINA DISCOVERY’S SECURITIES
General

China Discovery is a Cayman Islands company and its affairs are governed by its memorandum and articles of association and the Companies Law and the common law of the Cayman Islands. The following are summaries of all of the material provisions of China Discovery’s Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of its ordinary shares, as well as its units, ordinary shares and warrants themselves. China Discovery has filed copies of its memorandum and articles of association as exhibits to its registration statement on Form S-1.

China Discovery is authorized to issue 25,000,000 ordinary shares, par value $.0001, and 1,000,000 shares of preferred stock, par value $.0001. As of the date of this proxy statement, 7,105,000 ordinary shares are outstanding, held by _________ holders of record. No shares of preferred stock are currently outstanding.

Units

Each unit consists of one ordinary share and two warrants. Each warrant entitles the holder to purchase one ordinary share. The ordinary shares and warrants began to trade separately on July 10, 2007.

Ordinary Shares

China Discovery’s shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. In connection with the vote required for any business combination, all of China Discovery’s initial shareholders, including all of its officers and directors, have agreed to vote their respective ordinary shares owned by them immediately prior to its initial public offering in accordance with the majority of the ordinary shares voted by China Discovery’s public shareholders. This voting arrangement shall not apply to shares included in units purchased in the initial public offering or purchased following such offering in the aftermarket by any of China Discovery’s initial shareholders, officers and directors. Additionally, China Discovery’s initial shareholders, officers and directors will vote all of their shares in any manner they determine, in their sole discretion, with respect to any other items that come before a vote of China Discovery’s shareholders.

China Discovery will proceed with the business combination only if a majority of the ordinary shares voted by the public shareholders are voted in favor of the business combination and public shareholders owning less than 30% of the shares sold in the initial public offering both exercise their conversion rights discussed below and vote against the business combination.

China Discovery’s board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Pursuant to China Discovery’s memorandum and articles of association, if it does not consummate a business combination by June 26, 2009, it will trigger China Discovery’s automatic dissolution and China Discovery will wind up its affairs and liquidate. If China Discovery is forced to liquidate prior to a business combination, its public shareholders are entitled to share ratably in the trust fund, including any interest, and any net assets remaining available for distribution to them after payment of liabilities. China Discovery initial shareholders have waived their rights to participate in any liquidation distribution with respect to their initial shares and the shares included within the insider units.

China Discovery’s shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares, except that public shareholders have the right to have their ordinary shares redeemed for a pro rata share of the trust account if they vote against the business combination and the business combination is approved and completed. Public shareholders who redeem their stock for their share of the trust account still have the right to exercise the warrants that they received as part of the units.

Preferred Shares

China Discovery’s memorandum and articles of association authorizes the issuance of 1,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by its board of directors. No preferred shares have been issued. Accordingly, China Discovery’s board of directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, redemption voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. However, the underwriting agreement prohibits China Discovery, prior to a business combination, from issuing preferred shares which participates in any manner in the proceeds of the trust account, or which votes as a class with the ordinary shares on a business combination. China Discovery may issue some or all of the preferred shares to effect a business combination. In addition, the preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of China Discovery. Although China Discovery does not currently intend to issue any preferred shares, it cannot assure you that it will not do so in the future.

Warrants

12,743,334 warrants are currently outstanding 1,243,334 of which are currently owned by officers or directors of China Discovery. Each warrant entitles the registered holder to purchase one ordinary share at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on the later of:

•	the completion of a business combination; and

•	one year from the date of the initial public offering prospectus.

The warrants will expire four years from the date of the initial public offering prospectus at 5:00 p.m., New York City time.

China Discovery may call the warrants for redemption (including the warrants included within the insider units, any insider warrants and any warrants issued upon exercise of the unit purchase option issued to EarlyBird Capital), without the prior consent of the underwriters,

•	in whole and not in part,

•
at a price of $.01 per warrant at any time while the warrants are exercisable (which will only occur if a registration statement relating to the ordinary shares issuable upon exercise of the warrants is effective and current),

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder, and

•
if, and only if, the reported last sale price of the ordinary shares equals or exceeds $8.50 per share, for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient degree of liquidity to cushion the market reaction to our redemption call.

If China Discovery calls the warrants for redemption as described above, its management will have the option to require any holder that wishes to exercise his, her or its warrant (including the warrants included within the insider units) to do so on a “cashless basis.” If China Discovery’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering his, her or its warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If China Discovery’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. China Discovery believes this feature is an attractive option to it if it does not need the cash from the exercise of the warrants after a business combination. If China Discovery calls its warrants for redemption and its management does not take advantage of this option, its officers, directors and special advisor would still be entitled to exercise their warrants underlying the insider units and the insider warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis. The reason that China Discovery has agreed that these warrants will be exercisable on a cashless basis so long as they are held by its officers, directors, special advisor or their affiliates is because it is not known at this time whether they will be affiliated with China Discovery following a business combination. If they remain an insider, their ability to sell China Discovery’s securities in the open market will be significantly limited. China Discovery expects to have policies in place that prohibit insiders from selling its securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell China Discovery’s securities, an insider cannot trade in its securities if he is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the ordinary shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, China Discovery believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.

The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and China Discovery.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or China Discovery’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to China Discovery, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, China Discovery has agreed to meet these conditions and use its best efforts to maintain a current prospectus relating to ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, China Discovery cannot assure you that we will be able to do so, and if its does not maintain a current prospectus related to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and it will not be required to net cash settle or cash settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless. If the warrants expire worthless, this would mean that a person who paid $6.00 for a unit in our initial public and who did not sell the warrants included in the unit would have effectively paid $6.00 for one ordinary share. Because the warrants will not be exercisable without an effective registration statement covering the shares underlying the warrants, China Discovery will not call the warrants for redemption unless there is an effective registration statement in place.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, China Discovery will, upon exercise, round up to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

Purchase Option

China Discovery sold to the underwriter an option to purchase up to a total of 500,000 units at $6.60 per unit. The units issuable upon exercise of this option are identical to those offered by in the initial public offering.

Dividends

China Discovery has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon China Discovery ‘s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of China Discovery ‘s then board of directors. See the section entitled “Price Range of Securities and Dividends” for a discussion of the combined company’s dividend policy following the acquisition.

Unissued Shares of Capital Stock

Ordinary shares. After the acquisition, China Discovery will have approximately 21,805,000 ordinary shares outstanding, assuming that no shareholders elect to exercise their redemption rights. The remaining authorized and unissued ordinary shares will be available for future issuance without additional shareholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances China Discovery could use them to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control, by, for example, issuing shares in private placements to purchasers who might side with the Board of Directors in opposing a hostile takeover bid.

Preferred Stock. China Discovery’s Amended and Restated Memorandum and Articles of Association grants the Board of Directors the authority, without any further vote or action by shareholders, to issue preferred stock in one or more series, fix the number of shares constituting the series and establish the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, redemption rights and liquidation preferences of the shares of the series. The existence of authorized but unissued preferred stock could reduce the company’s attractiveness as a target for an unsolicited takeover bid, since the company could, for example, issue preferred stock to parties who might oppose such a takeover bid, or issue shares with terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, discourage bids for the ordinary shares at a premium over the market price, and adversely affect the market price, and voting and other rights of holders of ordinary shares.

Limitation of Liability of Directors and Officers

The Cayman Islands law provides that a corporation may indemnify its directors and officers as well as its other employees and agents against judgments, fines, amounts paid in settlement and expenses, including attorneys fees, in connection with various proceedings, other than an action brought by or in the right of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of an action brought by or in the right of the corporation (commonly known as derivative suits), except that indemnification in such a case may only extend to expenses, including attorneys fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. China Discovery’s Memorandum and Articles of Association provide that it will indemnify its directors, agents and officers out of the assets of the company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that such person may incur by such person’s own fraud or wilful default. Under these provisions and subject to the Cayman Islands law, the combined company will be required to indemnify its directors and officers for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the directors or officers position with the combined company or another entity that the director or officer serves as a director, officer, employee or agent at the combined company’s request, subject to various conditions, and to advance funds to the combined company’s directors and officers before final disposition of such proceedings to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in the best interest of the combined company.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the China Discovery ordinary shares, warrants and units is Continental Stock Transfer & Trust Company, Continental Stock Transfer, 17 Battery Place, New York, NY 10004, 212.509.4000.

SHAREHOLDER PROPOSALS

If the acquisition is consummated, the China Discovery 2009 annual meeting of shareholders will be held on or about August 30, 2009 unless the date is changed by the Board of Directors. If you are a shareholder and you want to include a proposal in the proxy statement for that annual meeting, you need to provide it to China Discovery by no later than June 29, 2009. You should direct any proposals to China Discovery’s secretary at China Discovery’s principal office.

If the acquisition is not consummated before June 26, 2009, there will be no annual meeting in 2009.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the Securities and Exchange Commission, China Discovery and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of China Discovery’s annual report to shareholders and proxy statement. Upon written or oral request, China Discovery will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of such documents may likewise request that China Discovery deliver single copies of such documents in the future. Shareholders may notify China Discovery of their requests by calling or writing China Discovery at China Discovery’s principal executive offices at Tower C, Van Tone Centre, Suite 1203,  6 Chaowai Street, Chaoyang District, Beijing 100020, People’s Republic Of China.

WHERE YOU CAN FIND MORE INFORMATION

China Discovery files reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934, as amended.

You may read and copy reports, proxy statements and other information filed by China Discovery with the SEC at its public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004.

China Discovery files its reports, proxy statements and other information electronically with the SEC. You may access information on China Discovery at the SEC web site containing reports, proxy statements and other information at http://www.sec.gov.

This Proxy describes the material elements of relevant contracts, exhibits and other information described in this proxy statement. Information and statements contained in this proxy statement are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this document.

All information contained or organized by reference in this proxy statement relating to China Discovery has been supplied by China Discovery, and all such information relating to HeNan Smart Food has been supplied by HeNan Smart Food. Information provided by either of China Discovery or HeNan Smart Food does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement, or if you have questions about the acquisition, you should contact:

Karen Smith
Advantage Proxy
24925 13th Place South
Des Moines, Washington 98198
206-870-8565

INDEX TO FINANCIAL STATEMENTS

PAGE

FINANCIAL STATEMENTS OF CHINA DISCOVERY	F-2

FINANCIAL STATEMENTS OF HENAN SMART FOOD	F-18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
China Discovery Acquisition Corp.

We have audited the accompanying balance sheets of China Discovery Acquisition Corp. (a corporation in the development stage) as of December 31, 2008 and 2007, and the related statements of operations and changes in stockholders’ equity and cash flows for the year ended December 31, 2008 and for the periods from January 8, 2007 (inception) through December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Discovery Acquisition Corp. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008 and for the periods from January 8, 2007 (inception) through December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the China Discovery Acquisition Corp.  will continue as a going concern. As discussed in Note 1 to the financial statements, the Company faces a mandatory liquidation on June 26, 2009 if a business combination is not consummated which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY LLP

Albany, New York
May 5, 2009

China Discovery Acquisition Corp.

(a Corporation in the Development Stage)

Balance Sheets

	December 31, 2008	December 31, 2007
ASSETS

CURRENT ASSETS

Cash	$335,999	$100,832

Cash and cash equivalents held in Trust Fund	33,678,745	33,876,887

Interest receivable	-	107,490

Prepaid expenses and other	35,100	-

Total Assets	$34,049,844	$34,085,209

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accrued expenses	$17,500	$-

Deferred underwriter’s fees	345,000	345,000

Total current liabilities	362,500	345,000

ORDINARY SHARES SUBJECT TO POSSIBLE CONVERSION (1,724,999 shares at conversion value)	10,100,256	10,008,413

COMMITMENTS AND CONTINGENCY

STOCKHOLDERS’ EQUITY

Preferred shares, $.0001 par value Authorized 1,000,000 shares; none issued Ordinary shares, $.0001 par value Authorized 25,000,000 shares	-	-

Issued and outstanding 7,105,000 shares (which includes 1,724,999 shares subject to possible conversion)	711	711

Additional paid-in capital	23,095,177	23,187,020

Earnings accumulated during the development stage	491,200	544,065

Total stockholders’ equity	23,587,088	23,731,796

Total liabilities and stockholders’ equity	$34,049,844	$34,085,209

See notes to financial statements

China Discovery Acquisition Corp.

(a Corporation in the Development Stage)

Statements of Operations

	For the Year Ended December 31, 2008	Period from January 8, 2007 (inception) to December 31, 2007	Period from January 8, 2007 (inception) to December 31, 2008

Formation costs	$-	$4,501	$4,501

Operating expenses	601,340	266,288	867,628

Operating loss	(601,340)	(270,789)	(872,129)

Other income:

Investment income	548,475	814,854	1,363,329

Net (loss) / income for period	(52,865)	544,065	491,200

Net (loss) / income attributable to common shareholders	(52,865)	544,065	491,200

Weighted average shares outstanding	7,105,000	4,144,500	5,666,000

Net (loss) / income per share, basic and diluted	$(0.01)	$0.13	$0.09

See notes to financial statements

China Discovery Acquisition Corp.

(a Corporation in the Development Stage)

Statement of Stockholders’ Equity

	Ordinary Shares		Additional Paid-In	Earnings accumulated during the development
	Shares	Amount	Capital	stage	Total
Ordinary shares issued January 8, 2007 at $.0200 per share	1,250,000	$125	$24,875		$25,000

Sale of 5,750,000 units at $6.00 per unit through a public offering, net of underwriter’s discount and offering expenses (1,724,999 shares subject to possible conversion)	5,750,000	575	31,920,469		31,921,044

Proceeds from issuance of underwriter’s options			100		100

Proceeds subject to possible conversion of 1,724,999 shares			(10,008,413)		(10,008,413)

Proceeds from private placement of insider units and warrants	105,000	11	1,249,989		1,250,000

Net income for the period ended December 31, 2007				544,065	544,065

Balance, December 31, 2007	7,105,000	$711	$23,187,020	$544,065	$23,731,796

Accretion of trust relating to ordinary shares subject to possible redemption			(91,843)		(91,843)

Net loss for the year ended December 31, 2008				(52,865)	(52,865)

Balance, December 31, 2008	7,105,000	$711	$23,095,177	$491,200	$23,587,088

See notes to financial statements

China Discovery Acquisition Corp.

(a Corporation in the Development Stage)

Statements of Cash Flow

	For the Year Ended December 31, 2008	January 8, 2007 (inception) to December 31, 2007	January 8, 2007 (inception) to December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss)/income	$(52,865)	$544,065	$491,200
Adjustments to reconcile net (loss)/income for the period to net cash used in operating activities:

Investment income – Interest earned on trust fund	(651,858)	(704,387)	(1,356,245)

Changes in operating assets and liabilities:
Interest receivable	107,490	(107,490)	-
Prepaid expense	(35,000)	-	(35,000)
Due from underwriter	(100)	-	(100)
Accrued Expenses	17,500	-	17,500
Net cash used in operating activities	(614,833)	(267,812)	(882,645)

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits to Trust Fund	-	(33,372,500)	(33,372,500)
Withdrawals from Trust Fund	850,000	200,000	1,050,000
Net cash provided by / (used in) investing activities	850,000	(33,172,500)	(32,322,500)

CASH FLOWS FROM FINANCING ACTIVITIES
Gross proceeds from initial public offering	-	34,500,000	34,500,000
Proceeds from underwriters’ purchase option	-	100	100
Proceeds from sale of ordinary shares to founding stockholders	-	25,000	25,000
Proceeds from private placement to founding stockholders	-	1,250,000	1,250,000
Payment of costs of initial public offering	-	(2,233,956)	(2,233,956)
Proceeds from stockholder notes payable	-	100,000	100,000
Repayment of stockholder notes payable	-	(100,000)	(100,000)
Net cash provided by financing activities	-	33,541,144	33,541,144
NET INCREASE IN CASH	235,167	100,832	335,999
CASH AT BEGINNING OF PERIOD	100,832	0	0
CASH AT END OF PERIOD	$335,999	$100,832	$335,999
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES
Accrual of deferred underwriting discount & commission	$-	$345,000	$345,000
Fair value of underwriter purchase option included in offering costs	$-	$1,054,114	$1,054,114

See notes to financial statements

China Discovery Acquisition Corp.
(a Corporation in the Development Stage)

Notes to Financial Statements

1. Organization and Business Operations
China Discovery Acquisition Corp. (the “Company”) was incorporated in the Cayman Islands on January 8, 2007 as a blank check company whose objective is to acquire, through a stock exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the People’s Republic of China.

All activity from January 8, 2007 (inception) through December 31, 2008 relates to the Company’s formation and initial public offering described below. The Company has selected December 31 as its fiscal year-end.  The registration statement for the Company’s initial public offering (“Offering”) was declared effective June 18, 2007. The Company consummated the offering on June 26, 2007 (Note 2). The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating the acquisition, through a stock exchange, asset acquisition or other similar business combination, of an operating business, or the acquisition of control of such operating business through contractual arrangements, that has its principal operations located in the People’s Republic of China (“Business Combination”). However, there is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Offering, including the over-allotment option, an amount of $33,372,500 of the net proceeds was deposited in an interest-bearing trust account (“Trust Account”) until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company. There can be released to the Company, from time to time, interest earned on the funds held in trust up to an aggregate of $1,050,000. Under the agreement governing the Trust Account, funds will only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that stockholders owning 30% or more of the shares sold in the Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated.

All of the Company’s stockholders prior to the Offering, including all of the officers and directors of the Company (“Initial Stockholders”), have agreed to vote their 1,250,000 founding shares of common stock in accordance with the vote of the majority in interest of all other stockholders of the Company (“Public Stockholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

The Company has signed a definitive agreement for the acquisition of a target business (Note 7) and will submit such transaction for stockholder approval.

With respect to a Business Combination which is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert his shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of shares of common stock held by Public Stockholders at the consummation of the Offering. Accordingly, Public Stockholders holding 29.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination. Such Public Stockholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Stockholders. Accordingly, a portion of the net proceeds from the offering (29.99% of the amount held in the Trust Account) has been classified as common stock subject to possible conversion in the accompanying balance sheet.

The Company’s Memorandum and Articles of Association provides that the Company will continue in existence only until June 26, 2009. If the Company has not completed a Business Combination by such date, its corporate existence will cease and it will dissolve and liquidate for the purposes of winding up its affairs. There is no assurance that the Company will be able to complete the Business Combination described in Note 7 within that period. This factor raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements are prepared assuming the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Fund assets) will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the Warrants contained in the Units to be offered in the Offering discussed in Note 2).

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The company has not experienced any losses on these accounts.

Investment Held in Trust

Assets of the Trust Fundare generally invested in tax exempt securities with short term maturities. Such securities generate current income which is exempt from federal income tax.

Continental Stock Transfer and Trust Company is the trustee of the Trust Fund and the trust account is maintained by the trustee at JP Morgan Chase New York Bank. The Company is permitted to draw up to $1,050,000 of after-tax interest to meet its needs for operating expenses and working capital.

Income (loss) Per Share
.
Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average ordinary shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earning of the Company.

The effect of the 11,500,000 warrants issued in connection with the public offering, 1,033,334 warrants and 105,000 units (210,000 warrants) issued in connection with the private placement and the 500,000 units (1,000,000 warrants) included in the underwriter’s purchase option has not been considered in diluted income (loss) per share calculations since such warrants are contingently excercisable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until our fiscal year beginning January 1, 2009. The adoption of the remaining provisions of SFAS No. 157 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), ‘‘Business Combinations’’ (‘‘FAS 141R’’). FAS 141R replaces Statement of Financial Accounting Standards No. 141, ‘‘Business Combinations’’ (‘‘FAS 141’’), although it retains the fundamental requirement in FAS 141 that the acquisition method of accounting be used for all business combinations. FAS 141R establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures the assets acquired, liabilities assumed and any noncontrolling (‘‘minority’’) interest in the acquiree, (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (c) determines what information to disclose regarding the business combination. FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the Company’s 2009 fiscal year. SFAS 141R is expected to significantly change how future business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160, Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, ‘‘Noncontrolling  Interests in Consolidated Financial Statements’’ (‘‘FAS 160’’). FAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary. Among other matters, FAS 160 requires (a) the noncontrolling interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly presented in the statement of income. FAS 160 is effective for the Company’s 2009 fiscal year. FAS 160 is to be applied prospectively, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company is currently assessing the potential effect of FAS 160 on its financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities.” SFAS 161 enhances the disclosure requirements for derivative instruments and hedging activities. SFAS 161 is effective for the Company on January 1, 2009 and early adoption is encouraged. The Company expects that the adoption of SFAS 161 will not have a material impact on its financial statements.

In April 2008, the FASB issued FASB Staff Position No. 142-3 (“FSP 142-3”), “Determination of the Useful Life of Intangible Assets.” FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. Specifically, the Company shall consider its own historical experience in renewing or extending similar arrangements, even when there is likely to be substantial cost or material modifications. Also, in the absence of its own experience, an entity shall consider the assumptions that market participants would use. The provisions of FSP 142-3 are applied prospectively to intangible assets acquired after January 1, 2009. FSP 142-3 may have a material impact on the determination of the useful lives of intangible assets acquired after January 1, 2009. The impact, if any, from the application of FSP 142-3 will depend on the facts and circumstances of the intangible assets acquired after adoption.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1 (“APB 14-1”), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” APB 14-1 clarifies that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion should be accounted for separately. The liability and equity components of convertible debt instruments within the scope of APB 14-1 shall be separately accounted for in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest costs are recognized in subsequent periods. The provisions of APB 14-1 are applied retrospectively and are effective for the Company as of January 1, 2009. The Company currently expects that the adoption of APB 14-1 will not have a material impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

2. Initial Public Offering
On June 26, 2007, the Company sold 5,000,000 units (“Units”) in the Offering. On July 2, 2007, the Company consummated the closing of an additional 750,000 Units which were subject to the over-allotment option. Each Unit consists of one ordinary share, $.0001 par value, and two warrants (“Warrants”). Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $5.00 commencing the later of the completion of a Business Combination or June 18, 2008 and expiring June 17, 2011. The Warrants will be redeemable, at the Company’s option, with the prior consent of EarlyBirdCapital, Inc., the representative of the underwriters in the Offering (“Representative”), at a price of $.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $8.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.” In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

The Company paid the underwriters in the Offering an underwriting discount of 5.5% of the gross proceeds of the Offering and a non-accountable expense allowance of 0.5% of the gross proceeds of the Offering. However, the underwriters agreed that 1% of the underwriting discount would be deferred and would not be paid unless and until the Company consummated a Business Combination. In connection with this Offering, the Company also issued an option (“Option”), for $100, to the Representative to purchase 500,000 Units at an exercise price of $6.60 per Unit. The Company accounted for the fair value of the Option, inclusive of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to stockholders’ equity. The Company estimated that the fair value of the Option was approximately $1,054,114 ($2.11 per Unit) using a Black-Scholes option-pricing model. The fair value of the Option granted to the Representative was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35.03%, (2) risk-free interest rate of 4.54% and (3) expected life of 5 years. The Option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the Option (the difference between the exercise prices of the Option and the underlying Warrants and the market price of the Units and underlying securities) to exercise the option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

3. Note Payable, Stockholder
During 2007, the Company issued unsecured promissory notes in aggregate amount of $100,000 to certain officers. The notes were non interest bearing and were repaid from the net proceeds of the Offering.

4.           Fair Value of Financial Instruments

Effective January 1, 2008 the Company adopted Statement No. 157, Fair Value Measurements.  Statement No. 157 applies to all assets and liabilities that are being measured and reported on a fair value basis.  Statement No. 157 requires new disclosure that establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1:              Quoted market prices in active markets for identical assets or liabilities;
Level 2:              Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3:              Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to Statement No. 157.  At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The Company’s restricted funds held in trust are considered to be highly liquid and easily tradable and accordingly fair value measure are based upon Level 1 inputs.

5. Commitments and Contingency
The Company occupies office space provided by an affiliate of the Company’s chief operating officer. Such affiliate has agreed that, until the Company consummates a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on the effective date of the Offering. The Company recognized $90,000 of expense under this arrangement for the year ended December 31, 2008 and $142,500 for the period from January 8, 2007 (inception) to December 31, 2008, respectively.

Pursuant to letter agreements with the Company and the underwriter, the Initial Stockholders have waived their right to receive distributions with respect to their founding shares upon the Company’s liquidation.

The Company’s directors and certain special advisors and their members purchased 105,000 Units (“Insider Units”) at $6.00 per Unit and 1,033,334 Warrants (“Insider Warrants”) at $0.60 per Warrant (for an aggregate purchase price of $1,250,000) privately from the Company. These purchases took place simultaneously with the consummation of the Offering. All of the proceeds received from these purchases were placed in the Trust Account. The Insider Units and Insider Warrants are identical to the Units sold in the Offering (and the Warrants underlying such Units) except that if the Company calls the Warrants for redemption, the Insider Warrants may be exercisable on a “cashless basis,” at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), so long as such securities are held by such purchasers or their affiliates. Furthermore, the purchasers have agreed that the Insider Warrants will not be sold or transferred by them until after the Company has completed a Business Combination.

The Initial Stockholders and the holders of the Insider Units and Insider Warrants (or underlying securities) will be entitled to registration rights with respect to their founding shares, Insider Units or Insider Warrants (or underlying securities) pursuant to an agreement signed prior the Offering. The holders of the majority of the founding shares are entitled to demand that the Company register these shares at any time commencing three months prior to the first anniversary of the consummation of a Business Combination. The holders of the Insider Units and Insider Warrants (or underlying securities) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Initial Stockholders and holders of the Insider Units and Insider Warrants (or underlying securities) have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

The Representative has been engaged by the Company to act as the Company’s non-exclusive investment banker in connection with a proposed Business Combination. For assisting the Company in structuring and negotiating the terms of a Business Combination, the Company will pay the Representative a cash transaction fee equal to 1% of the total consideration paid in connection with the Business Combination, with a maximum fee to be paid of $300,000. Additionally, the Company has agreed to pay the fees and issue the securities to the underwriters in the Offering as described in Note 2 above.

6. Preferred Stock
The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the Ordinary Shares on a Business Combination.

7. Subsequent Events
On April 8, 2009, a Stock Purchase Agreement (the “Agreement”) was entered into by and among the Company, HeNan Smart Food Company Limited, a Chinese enterprise (the “HeNan Smart”), Fenland Investments Limited (“Fenland”), a British Virgin Islands company, and Calendar Profits Limited (“Calendar”), a British Virgin Islands company, Honest Joy Group Limited (“Honest Joy”), a British Virgin Islands company, (Fenland, Calendar and Honest Joy each a “Seller” and collectively, the “Sellers”), and Mr. Wang Youli, the ultimate beneficial owner of 92% of the equity interests of HeNan Smart and 100% of Fenland.

Upon the closing of the transactions contemplated in the Agreement, the Company will acquire 100% of the issued and outstanding shares of the direct parent of the HeNan Smart (Gliston International Limited (“Gliston”)) from its shareholders (Fenland, Calendar and Honest Joy) in exchange for an aggregate of 14,700,000 the Company’s ordinary shares and $3,000,000 in upfront consideration.

In addition, pursuant to an earn-out provision in the share exchange agreement, the Company has agreed to issue to Gliston’s shareholders up to 6.8 million additional shares if the following net income targets are achieved (calculated on a U.S. GAAP basis):

        ·      net income for the fiscal year ending December 31, 2009 of at least $30.0 million, an additional 1.8 million shares will be issued.

        ·      net income for the fiscal year ending December 31, 2010 of at least $40.0 million, an additional 2.5 million shares will be issued.

        ·      net income for the fiscal year ending December 31, 2011 of at least $52.0 million, an additional 2.5 million shares will be issued.

The shareholders of Gliston are also eligible to receive a cash payment of $5.0 million in the event that 75% or more of the Company’s publicly traded warrants are exercised prior to their expiration on June 17, 2011.

Fenland will place 3,000,000 of the shares issued to it in escrow.  Such shares may be used to pay for the indemnification obligations described below.

The Agreement contains certain representations, warranties and covenants of each of the parties thereto that are customary for this type of transaction.  The consummation of the transactions contemplated by the Agreement is subject to certain closing conditions, including without limitation, (a) Holders of a majority of the Company’s ordinary shares approving the business combination in accordance with its Memorandum and Articles of Association, with holders of less than 30% of the Company’s public ordinary shares voting against the acquisition and properly exercising their rights to convert such public ordinary shares to cash. (b) The Company giving Gliston’s shareholders piggy-back registration rights relating to the ordinary shares issued in connection with the acquisition. (c) HeNan Smart, Fenland and Wang agree to restructure (the “Restructuring”) HeNan Smart and certain affiliated companies, to be completed prior to the consummation of the acquisition.

The acquisition is expected to be consummated in the second quarter of 2009, after the required approval by the Company’s stockholders and the fulfillment of certain other closing conditions. Recent changes in market conditions have increased the risk the acquisition cannot be completed on the terms set forth in the Agreement.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND OWNERS OF
HENAN SMART FOOD CO., LTD

We have audited the accompanying balance sheets of Henan Smart Food Co., Ltd (the “Company”) as of December 31, 2008, 2007 and 2006, and the related statements of income, changes in owners’ equity, and cash flows for each of the years in the periods ended December 31, 2008, 2007 and 2006. Henan Smart Food Co., Ltd’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor are we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henan Smart Food Co., Ltd as of December 31, 2008, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the period ended December 31, 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY VOCATION HK CPA LIMITED

UHY VOCATION HK CPA LIMITED

Hong Kong, the People’s Republic of China
March 28, 2009.

HENAN SMART FOOD COMPANY LIMITED
BALANCE SHEETS

	2008	2007	2006
	December 31	December 31	December 31
	USD	USD	USD
Assets
Current assets
Cash	$17,765,790	$5,796,288	$5,707,403
Restricted cash	1,758,886	2,193,403	4,664,215
Accounts receivable	-	-	5,588
Inventories	17,044,352	17,789,126	11,398,837
Prepayments	1,900,419	1,664,662	856,300
Other receivables	71,411	96,749	78,204
Amount due from related parties	5,252,335	3,493,301	5,639,048

Total current assets	43,793,193	31,033,529	28,349,595

Non-current assets
Property, plant and equipment, net	14,220,268	13,770,075	12,021,137
Land use right, net	1,792,840	-	-

Total non-current assets	16,013,108	13,770,075	12,021,137

Total assets	$59,806,301	$44,803,604	$40,370,732

Liabilities and owners' equity

Current liabilities
Accounts payable	$6,949,166	$7,515,547	$5,912,076
Notes payable	2,931,477	3,290,105	5,657,283
Tax payable	3,612,765	1,911,192	555,807
Receipts in advance	1,095,154	734,080	751,223
Accrued liabilities and other payables	6,359,958	6,201,115	6,218,125
Amount due to related party	-	-	1,958,496
Dividend payable	22,631,157	11,806,800	9,413,713
Short term loans	13,001,099	10,240,452	7,944,542

Total current liabilities	56,580,776	41,699,291	38,411,265

Non-current liabilities
Long term loans	604,617	565,487	-

Total non-current liabilities	604,617	565,487	-

Total liabilities	57,185,393	42,264,778	38,411,265

Owners' equity
Registered capital	425,300	425,300	425,300
Retained earnings	1,138,790	1,039,690	883,269
Reserve	192,747	192,747	192,747
Statutory surplus reserve fund	213,172	213,172	213,172
Accumulated other comprehensive income	650,899	667,917	244,979

Total owners' equity	2,620,908	2,538,826	1,959,467

Total liabilities and owners' equity	$59,806,301	$44,803,604	$40,370,732

See accompanying notes to the financial statements.

HENAN SMART FOOD COMPANY LIMITED
STATEMENTS OF INCOME

	For the years ended December 31,
	2008	2007	2006
	USD	USD	USD

Revenue	$175,387,248	$136,059,329	$108,679,259

Cost of revenue	(129,284,646)	(104,933,228)	(86,423,801)

Gross profit	46,102,602	31,126,101	22,255,458

General and administrative expenses	(2,367,463)	(1,788,117)	(1,362,804)
Selling and marketing expenses	(15,765,076)	(12,867,872)	(11,429,642)

Operating income	27,970,063	16,470,112	9,463,012

Other income and (expense)
Interest income	141,350	117,160	92,609
Interest expenses	(834,958)	(559,780)	(419,655)
Other income	3,102,240	1,150,154	1,991,370

Income before income taxes	30,378,695	17,177,646	11,127,336

Income tax expense	(7,648,438)	(5,214,425)	(1,673,915)

Net income	$22,730,257	$11,963,221	$9,453,421

See accompanying notes to the financial statements.

HENAN SMART FOOD COMPANY LIMITED
STATEMENTS OF OWNERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

				Statutory	Accumulated
				surplus	Other	Total
	Registered	Retained		Reserve	Comprehensive	Owners'
	Capital	Earnings	Reserve	Fund	Income	Equity
	USD	USD	USD	USD	USD	USD

Balance, January 1, 2006	$425,300	$843,561	$192,747	$213,172	$1,515	$1,676,295

Net income		9,453,421				9,453,421
Foreign currency translation					243,464	243,464

Dividend		(9,413,713)				(9,413,713)

Balance, December 31, 2006	425,300	883,269	192,747	213,172	244,979	1,959,467

Net income		11,963,221				11,963,221
Foreign currency translation					422,938	422,938

Dividend		(11,806,800)				(11,806,800)

Balance, December 31, 2007	425,300	1,039,690	192,747	213,172	667,917	2,538,826

Net income		22,730,257				22,730,257
Foreign currency translation					(17,018)	(17,018)

Dividend		(22,631,157)				(22,631,157)

Balance, December 31, 2008	$425,300	$1,138,790	$192,747	$213,172	$650,899	$2,620,908

See accompanying notes to the financial statements.

HENAN SMART FOOD COMPANY LIMITED
STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2008	2007	2006
	USD	USD	USD

Cash flows from operating activities:

Net income	$22,730,257	$11,963,221	$9,453,421

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,632,760	1,246,430	1,017,002

Amortization of land use right	17,815	-	-

Loss on disposal of fixed asset	173,499	183,465	-

Changes in:

Accounts receivable	-	5,588	212,612
Inventories	744,774	(6,390,289)	(2,597,206)
Prepayments	(81,583)	(552,259)	564,789
Other receivables	25,338	(18,545)	(35,134)
Accounts payable	(566,381)	1,603,471	(822,843)
Notes payable	(358,628)	(2,367,178)	2,435,554
Tax payable	1,701,573	1,355,385	(1,130,410)
Receipts in advance	361,074	(17,143)	(809,195)
Amount due from related parties	(952,878)	1,722,892	(1,996,978)
Accrued liabilities and other payables	158,843	(17,010)	3,721,227

Net cash provided by operating activities	25,586,463	8,718,028	10,012,839

Cash flows from investing activities:
Capital expenditures on addition of property, plant and equipment	(1,364,729)	(2,416,345)	(4,312,235)

Capital expenditures on addition of land use right	(1,810,949)	-	-
Sales proceeds of property, plant and equipment	30,813	17,098	5,734
Prepaid purchases of plant and equipment	(154,174)	(256,103)	(152,022)
Change in restricted cash	434,517	2,470,812	(2,805,525)

Net cash used in investing activities	(2,864,522)	(184,538)	(7,264,048)

See accompanying notes to the financial statements.

HENAN SMART FOOD COMPANY LIMITED
STATEMENTS OF CASH FLOWS (…../Cont'd)

	For the years ended December 31,
	2008	2007	2006
	USD	USD	USD

Cash flows from financing activities:
Amount due from related parties	(806,156)	422,855	(88,291)
Amount due to related party	-	(1,958,496)	66,580
Dividend paid	(11,806,800)	(9,413,713)	(7,434,760)
Repayment of short term loans	(10,949,066)	(8,499,438)	(8,457,093)
Short term loans raised	13,001,099	10,240,452	11,660,537
Long term loans raised	39,130	565,487	-

Net cash provided by financing activities	(10,521,793)	(8,642,853)	(4,253,027)

Net increase/(decrease) in cash	12,200,148	(109,363)	(1,504,236)

Effect on change of exchange rates	(230,646)	198,248	131,374

Cash as of January 1	5,796,288	5,707,403	7,080,265

Cash as of December 31	$17,765,790	$5,796,288	$5,707,403

Supplemental disclosures of cash flow information:

Cash paid during the year:
Interest paid	$834,958	$559,780	$419,655
Income tax paid	$6,105,739	$3,950,316	$2,838,862

See accompanying notes to the financial statements.

HENAN SMART FOOD COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Henan Smart Food Company Limited (the "Company") is a China-based company that processes and sells instant noodles. The Company conducts business directly with its customers in the People's Republic of China (PRC).

The Company was incorporated on October 17, 1995 with total registered capital Renminbi 3,440,677 and with total invested capital Renminbi 5,000,000. The difference of Renminbi 1,559,323 is reserve. Beijing Instant Noodle Food Factory (Jiaozuo) Limited (北京方便食品廠焦作分廠) and Jin Weiping (金偉萍) held 70% and 30% interest of the Company, respectively.

On July 1, 2008, Beijing Instant Noodle Food Factory (Jiaozuo) Limited transferred its ownership to Jiaozuo Huafeng Food Co., Ltd (焦作市滑封食品有限公司). Wang Youli is the legal person of those companies. Other ownership remains unchanged.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The Company's financial statements have been prepared accordance with generally accepted accounting principles in the United States of America (the "U.S. GAAP").

(b)	Use of estimates

The preparation of the financial statements in accordance with U.S GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Actual results could differ from those estimates.

(c)	Foreign currency translation

Assets and liabilities of foreign operations are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. For 2008, 2007 and 2006, the year-end rates of Renminbi to one US dollar are 6.8225, 7.2946 and 7.8041 respectively; average rates are 6.9351, 7.5973 and 7.9579 respectively. The related translation adjustments are reflected in Accumulated other comprehensive income/(loss) in the owners' equity section of the balance sheet. As of December 31, 2008, 2007 and 2006, the accumulated foreign currency translation gain was $650,899, $667,917 and $244,979 respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

(d)	Cash

Cash represents cash in bank and cash on hand.

The Company considers all highly liquid investments with original maturities of three months or less to be cash. The Company maintains bank accounts in the PRC.

(e)	Accounts receivable

Accounts receivable are recorded at the invoiced amount net of trade discounts. The Company has historically been able to collect all of its receivable balances, and accordingly, no allowance has been provided for doubtful accounts.

Outstanding account balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure to its customers.

Starting from 2007, the Company does not grant credit to its customers.

(f)	Inventories

Inventories are stated at the lower of cost or market and consist primarily of wheat, flour, palm oil and seasonings. Cost is determined using the standard cost method. Work in process and finished goods are comprised of direct materials, direct labor and an appropriate proportion of overheads.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to twenty years. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

The estimated useful lives of the assets are as follows:

Years
Buildings	20
Machinery and equipment	5 - 10
Vehicles	5
Furniture fixtures and office equipment	5

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

(h)	Land use right

Land use right is recorded at cost less accumulated amortization. Under Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", land use right classified as definite lived intangible assets and are amortized over its useful life. According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use right is amortized using the straight-line method over the lease term of 50 years.

(i)	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

No impairment was recognized in 2008, 2007 and 2006.

(j)	Revenue recognition

The Company generates revenue primarily from sales of instant noodles.

Revenue is recognized when products have been delivered to the buyer and title and risk of ownership has passed to the buyer, the sales price is fixed and determinable and collectibility is reasonably assured. Discount allowances related to sales are recognized and reflected as reduction of revenues on the financial statement.

In the PRC, value added tax (“VAT”) of 17% on the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

(k)	Income taxes

The Company accounts for income taxes under FASB Statement No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the year that includes the enactment date.

Management has elected defer the application of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes " ("FIN 48"), in accordance with FASB Staff Position No. 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Companies". The Company will continue to evaluate uncertain tax positions in accordance with FASB Statement No. 5 Accounting for Contingencies. Under that Statement, if it is probable that an uncertain tax position will result in a material liability and the amount of the liability can be estimated, then the estimated liability is accrued. The Company does not expect FIN 48 to have a material impact on our financial statements.

(l)	Comprehensive income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income/(loss) and its components. Comprehensive income/(loss) consists of net income/(loss) and foreign currency translation adjustments.

Comprehensive income consist of the following:

	2008	2007	2006
	USD	USD	USD

Net income	$22,730,257	$11,963,221	$9,453,421
Other comprehensive income
- Foreign currency translation adjustments	(17,018)	422,938	243,464
	$22,713,239	$12,386,159	$9,696,885

(m)	Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the normal course of business that relate to a wide range of matters, including among others, product liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. As management has not become aware of any product liability claims arising from any incident over the last three years, the Company has not recognized a liability for product liability claims.

(n)	Segment information

Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" establishes standards for reporting information on operating segments in interim and annual financial statements. The Company operates in one segment, which is the business of producing and selling of instant noodles. The chief operating decision maker reviews our operating results on an aggregate basis and manage our operations as a single operating segment.

(o)	Advertising expenses

Advertising costs are expensed when incurred. Advertising costs amounted to approximately $2.8 million, $1.6 million and $1.6 million, for the fiscal years 2008, 2007 and 2006, respectively.

The advertising costs represent the use of broadcasts and billboards to stimulate customers' purchase of goods.

(p)	Fair Value Accounting

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurement”. This Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This Statement does not require any new fair value measurement, rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of this Statement are to be applied prospertively as of the beginning of the fiscal year in which this Statement is initially applied, with any transition adjustment to the opening balance of retained earnings. The provisions of SFAS 157, as issued, are effective for fiscal years beginning after November 15, 2007. The Company expects the adoption of SFAS 157 to have no material impact on the financial statements.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP 157-2"), Effective Date of FASB Statement No. 157, which amended SFAS 157 to defer the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually, including goodwill and trademarks. In accordance with FSP 157-2, the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009.

(q)	Recently issued accounting standards

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities - including an amendment of FASB Statement No. 115 (SFAS 159)”. This Statement creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain assets and liabilities, on an instrument-by-instrument basis. If the fair value option is elected for an instrument, all subsequent changes in fair value for that instrument shall be reported in earnings. The Statement is effective for fiscal years beginning after November 15, 2007. The Company does not anticipate that the adoption of SFAS No. 159 will have a material impact on its financial condition or results of operations.

In December 2007, SAB 109 was issued which supersedes SAB 105, "Application of Accounting Principles to Loan Commitments" ("SAB 105"), and provides that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment. The Company does not believe that the adoption of this statement will have a material effect on the Company's financial condition and results of operations.

In April 2008, the FASB issued FASB Staff Position No. 142-3 ("FSP 142-3") "Determination of the Useful Life of Intangible Assets". FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, "Goodwill and Other Intangible Assets," to include an entity's historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be "substantial cost or material modifications". FSP 142-3 states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors. The guidance for determining the useful life of intangible assets included in this FSP will be applied prospectively to intangible assets acquired after the effective date of January 1, 2009. The Company does not expect FSP 142-3 to have a material impact on our financial statements.

(q)	Recently issued accounting standards (.../Cont'd)

In May 2008, the FASB issued Financial Accounting Standard No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (FAS 162). Under FAS 162, the GAAP hierarchy will now reside in the accounting literature established by the FASB. FAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with GAAP. FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. FAS 162 will not impact our financial statements.

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3.	CASH

Cash represents cash in bank and cash on hand.

	2008	2007	2006
	USD	USD	USD

Bank balances and cash	$19,524,676	$7,989,691	$10,371,618
Less: Restricted cash	(1,758,886)	(2,193,403)	(4,664,215)
	$17,765,790	$5,796,288	$5,707,403

Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

As at December 31, 2008, 2007, and 2006, the Company's cash of approximately $1,758,886, $2,193,403 and $4,664,215 were restricted respectively and deposited in certain banks as guarantee deposits for the benefit of issuance of notes payable granted by the banks.

The restricted cash guaranteed $2,931,477, $3,290,105 and $5,657,283 of notes payable for the years ended 2008, 2007 and 2006, respectively. It can only be released at the expiration date of corresponding notes payable.

4.	ACCOUNTS RECEIVABLE

During 2006, the Company performed ongoing credit evaluations of its customers' financial conditions. The Company generally encourages its customers to purchase its products and settle the outstanding balance within the credit terms. The Company has not accepted credit sales since January 1, 2007.

5.	INVENTORIES

Inventories as of December 31, consist of the following:

	2008	2007	2006
	USD	USD	USD

Raw materials	$14,177,648	$15,503,883	$10,164,796
Work-in-process	1,632,515	1,292,897	873,168
Finished goods	1,234,189	992,346	360,873
	$17,044,352	$17,789,126	$11,398,837

6.	PREPAYMENTS

Prepayments as of December 31, consist of the following:

	2008	2007	2006
	USD	USD	USD

Deposit on equipment	$601,893	$418,743	$152,022
Prepaid advertising	1,080,137	891,437	391,550
Prepaid rental expenses	25,934	107,934	190,873
Prepaid repairs and maintenance	73,797	2,296	8,760
Prepaid insurance	22,726	24,926	47,084
Advances to suppliers	-	111,898	-
Others	95,932	107,428	66,011
	$1,900,419	$1,664,662	$856,300

Prepayments represent amounts prepaid for advances to suppliers, purchases of equipment and other expenses.

7.	OTHER RECEIVABLES

Other receivables as of December 31, consist of the following:

	2008	2007	2006
	USD	USD	USD

Utilities deposit	$19,392	$18,137	$16,953
Others	52,019	78,612	61,251
	$71,411	$96,749	$78,204

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, consists of:

	2008	2007	2006
	USD	USD	USD

Buildings	$7,816,297	$7,139,586	$5,576,316
Plant machinery and equipment	13,549,569	12,103,546	10,773,183
Vehicles	166,379	246,632	287,308
Office equipment	181,056	164,204	134,166
	21,713,301	19,653,968	16,770,973

Accumulated depreciation	(7,493,033)	(5,883,893)	(4,749,836)
	$14,220,268	$13,770,075	$12,021,137

Depreciation charged to earnings for the years ended 2008, 2007 and 2006 was $1,632,760, $1,246,430 and $1,017,002 respectively.

As of December 31, 2008, the property, plant and equipment of the Company with net carrying amount of $4,268,290 was joint and several secured to related party for a bank loan that amounted to $4,514,474.

The related party, Jiaozuo Huanghe Group Corporation was under common control of Wong Youli, the legal representative of the Company and director of Jiaozuo Huanghe Group Corporation.

9.	LAND USE RIGHT

	2008	2007	2006
	USD	USD	USD

Land use right	$1,792,840	$-	$-

Land use right represents prepaid lease payments to the Local Government for land use right held for a period of 50 years from August 14, 2008 to August 1, 2058 in Jiaozuo, People's Republic of China.

Land use right is amortized using the straight-line method over the lease term of 50 years. The amortization expense for the year 2008 was $17,815.

10.	NOTES PAYABLE

Notes payable as of December 31, consist of:

	2008	2007	2006
	USD	USD	USD
Classified by financial institutions: -

China Construction Bank	$-	$548,350	$1,537,653
China Merchants Bank	-	-	1,556,874
Jiaozuo City Commercial Bank	2,931,477	2,741,755	2,562,756
	$2,931,477	$3,290,105	$5,657,283

Additional information: -
Maximum balance outstanding during the year	$3,517,772	$6,052,422	$6,624,723
Finance charge	$2,884	$3,031	$5,348
Interest paid	$-	$-	$-
Finance charge per contract	0.05%	0.05%	0.05%

All of the above notes payable are secured by either 50% , 60% or 100% corresponding restricted cash and guarantees by related parties. As of December 31, 2008, 2007, and 2006, the Company's cash of approximately $1,758,886, $2,193,403 and $4,664,215 was restricted as such, respectively. All of the notes payable are current and have a maturity of no more than six months. There are no financial covenant requirements and no interest expense on the notes payable.

11.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, consist of the following:

	2008	2007	2006
	USD	USD	USD

Accrued wages	$1,699,175	$1,853,295	$1,856,531
Accrued staff benefits	765,415	1,068,876	695,799
Deposit received	1,147,953	1,004,053	915,885
Electricity payable	419,760	390,625	437,262
Advertising payable	304,214	107,477	48,518
Other payables	366,419	473,112	493,488
Other tax payables	1,657,022	1,303,677	1,770,642
	$6,359,958	$6,201,115	$6,218,125

Deposit mainly represents the deposit in security for transportation of goods.

Other payables represent transportation fee, purchases of equipment, long term loan interest payable and government levies that should be paid on behalf of workers and staff.

Other tax payables represent payables other than income tax which consist of value added tax and city maintenance and construction tax.

12.	SHORT TERM LOANS

In order to obtain working capital for daily operations, the Company entered into the following short term loan agreements as of December 31,:

	2008	2007	2006
	USD	USD	USD
Classified by financial institutions: -
Industrial and Commercial Bank of China	$-	$-	$166,579
Agricultural Development Bank of China	11,579,333	8,088,175	5,766,200
China Construction Bank	-	1,370,877	1,281,378
Xiltao Credit Cooperative	835,471	781,400	730,385
Gezhuang Credit Cooperative	586,295	-	-
	$13,001,099	$10,240,452	$7,944,542

Additional information: -
Maximum balance outstanding during the year	$13,001,099	$10,418,666	$8,521,162
Interest paid during the year	$820,836	$550,040	$419,655
Range of interest rate (basis point)	55.8 - 119.5pt	58.5 - 106.2pt	55.8 - 109.7pt
Weighted average interest rate	6.39%	6.16%	5.91%

All of the above short terms loans are fixed term loans with a period of 12 months or less. These short terms loans are joint and several guaranteed by related parties including the Jiaozuo Huanghe Group Corporation and Henan Huafeng Paper Co. Ltd. which the company have crossed guaranteed to them. Both related parties are under the common control of Wong Youli, the legal representative of the Company and director of Jiaozuo Huanghe Group Corporation.

13.	LONG TERM LOAN

In order to obtain working capital for daily operations, the Company entered into the following long term loan agreement:

	2008	2007	2006
	USD	USD	USD

Wu Zhi Xian Financial Bureau	$604,617	$565,487	$-

Additional information: -
Maximum balance outstanding during the year	$604,617	$565,487	$-
Interest paid during the year	14,278	10,793	-
Fixed interest rate	2.40%	2.40%	-

The long term loan was a fixed term loan which had been drawn down since February 2007. The principal is to be repaid on October 30, 2010 and October 30, 2011 in equal amounts. This long term loan is unsecured.

14.	OWNERS' EQUITY AND RESERVE

Registered capital

The Company was incorporated on October 17, 1995 with total registered capital $425,300 and with total invested capital $618,047 contributed by two shareholders. The difference $192,747 is reserve.

On July 1, 2008, one of the shareholders, Beijing Instant Noodle Food Factory (Jiaozuo) Limited transferred its ownership to Jiaozuo Huafeng Food Limited.

15.	STATUTORY SURPLUS RESERVES FUND

The Company is required to transfer 10% of its net profits after income tax, as determined in accordance with the PRC accounting rules and regulations. The appropriation is required until the statutory surplus reserve reaches 50% of the registered capital.

16.	OTHER INCOME

Other income for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	USD	USD	USD
Sales on flour and wheat bran	$2,115,801	$544,118	$1,546,431
Sales on scrap materials	565,851	503,256	262,835
Subsidy income	291,849	36,450	130,034
Waived of previous accruals	88,498	-	-
Others	40,241	66,330	52,070
	$3,102,240	$1,150,154	$1,991,370

17.	INCOME TAXES

All of the Company's income is generated in the PRC. Income tax expense for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	USD	USD	USD

Current income tax expense	$7,648,438	$5,214,425	$1,673,915

The Company's income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

Under general conditions, the central government levies income tax at the rate of 30%. The local government levies income tax at the rate of 3%. The Company is a foreign invested enterprise which can take advantage of the income tax incentives.

In 2006, the Company was entitled to a 50% reduction in state income tax and free for local income tax. In 2007, the Company was free for local income tax.

In 2008, the general income tax reduced from 33% to 25%. The Company was not entitled to any tax incentives.

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	USD	USD	USD

Income before tax	$30,378,695	$17,177,646	$11,127,336

Expected PRC income tax expense at statutory tax rate of (2008: 25%, 2007: 30%, 2006: 15%)	$7,594,673	$5,153,293	$1,669,100
Non-deductible expenses	53,765	61,132	4,815
Actual income tax expense	$7,648,438	$5,214,425	$1,673,915

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company to substantial PRC taxes in the future.

No deferred taxation has been provided as the effect of all temporary differences is immaterial.

18.	AMOUNTS DUE FROM / TO RELATED PARTIES

Amount due from related parties as of December 31, is as follows:

	2008	2007	2006
	USD	USD	USD

Changchun Smart Food Co., Ltd	$3,008,366	$2,481,118	$4,054,884
Chenzhou Smart Food Co., Ltd.	1,437,813	1,012,183	1,161,309
Henan Huafeng Paper Co. Ltd.	806,156	-	38,441
Jiaozuo Electronic Cable Company	-	-	384,414
	$5,252,335	$3,493,301	$5,639,048

Changchun Smart Food Co., Ltd and Chenzhou Smart Food Co., Ltd. are related parties through common ownership. All balances refer to purchases or sale of inventories at costs, expenses paid on behalf of and cash advanced to related parties. The advances are unsecured, non interest-bearing and have no repayment term.

Henan Huafeng Paper Co. Ltd and Jiaozuo Electronic Cable Company are related parties through common control under Jiaozuo Huanghe Group Corporation. The legal representative, Wang Youli, of the Company is director of Jiaozuo Huanghe Group Corporation. The balances refer to cash advanced to those related parties. These amounts are unsecured, interest free and with no fixed repayment terms. The amount of $806,156 was subsequently paid in January 2009.

Amount due to related party as of December 31, is as follows:

	2008	2007	2006
	USD	USD	USD

Wang Youli	$-	$-	$1,958,496

Wang Youli is the legal representive of the Company. The balance is cash advanced from Wong Youli and is unsecured, non interest-bearing and has no repayment term. The balance was repaid on July 7, 2007.

19.	OPERATING LEASE COMMITMENTS

As of December 31, 2008, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

Years ending	Factory	Warehouse	Total

2009	$123,658	$36,644	$160,302
2010	$123,658	-	123,658
2011	$123,658	-	123,658
2012	$123,658	-	123,658
2013	$123,658	-	123,658
Thereafter	$577,073	-	577,073
	$1,195,363	$36,644	$1,232,007

Rental expense for obligations under operating leases was $344,108 (RMB2,386,420), $505,634 (RMB3,841,456) and $471,230 (RMB3,750,000) for the years ended December 31, 2008, 2007 and 2006, respectively.

20.	CAPITAL COMMITMENTS

In addition to the operating lease commitments detailed in note 19 above, the Company had the following capital commitments at the balance sheet date which will be due within the next financial year.

USD

Purchases of plant and equipment	$1,196,450

21.	FINANCIAL GUARANTEES

USD
Financial guarantees as of December 31, 2008 are as follows:

Guarantees given to the bank to secure the bank loan granted to related parties	$5,342,616
Guarantees given to the bank to secure the bank loan granted to an unrelated third party	2,931,477
$8,274,093

The Company has provided joint and several guarantees to the related parties and an unrelated third party for bank loans, and there was no outstanding contingent payment obligation by the Company in respect to the indebtedness of the related parties and an unrelated third party - Henan Yinlida Color Printing Company Limited, supplier of packaging.

The related companies were under control of Jiaozuo Huanghe Group Corporation. Both the Company and the related companies were under common control of Wang Youli, the legal representative of the Company and director of Jiaozuo Huanghe Group Corporation.

ANNEXES

A	-	Amended and Restated Memorandum and Articles of Association for China Discovery

B	-	Stock purchase agreement

C	-	Opinion of Jingtian & Gongcheng issued in connection with the restructuring

Annex A

[AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION]

A-1

Annex B

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated April 8, 2008 (this “Agreement”), by and among China Discovery Acquisition Corp., a Cayman Islands exempted limited life company (“Purchaser”), HeNan Smart Food Company Limited, a Chinese enterprise (the “Company”), Fenland Investments Limited (“Fenland”), a British Virgin Islands company, and Calendar Profits Limited (“Calendar”), a British Virgin Islands company, Honest Joy Group Limited (“Honest Joy”), a British Virgin Islands company, (Fenland, Calendar and Honest Joy each a “Seller,” and collectively, the “Sellers”), and Mr. Wang Youli (“Wang”), the ultimate beneficial owner of 92% of the equity interests of the Company and 100% of Fenland.

W I T N E S S E T H :

WHEREAS, the Company is restructuring itself such that, after the restructuring, it will be a wholly owned subsidiary of Ever Smart International Limited, a Hong Kong company, which in turn will be a wholly owned subsidiary of Gliston International Limited, a British Virgin Islands company (“Gliston”), which in turn will be 92% owned by Fenland, 5% owned by Calendar Profits Limited (“Calendar”), a British Virgin Islands company, and 3% owned by Honest Joy Group Limited (“Honest Joy”), a British Virgin Islands company (the “Restructuring”);

WHEREAS, the Company is in the business of producing and distributing instant noodles (the “Business”);

WHEREAS, after the restructuring, Fenland, Calendar and Honest Joy (collectively, the “Selling Group”) will own 100% of the issued and outstanding equity securities of Gliston (the “Shares”); and

WHEREAS, Purchaser desires to acquire the Shares in accordance with and subject to the terms and conditions of this Agreement (the “Transaction”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1.                      Definitions.  The following terms, as used herein, have the following meanings:

“2008 Financial Statements” has the meaning set forth in Section 3.10(a).

“Accounts Receivable” has the meaning set forth in Section 3.11.

“Act” or “Securities Act” means United States Securities Act of 1933, as amended ..

“Action” means any action, suit, investigation, hearing or proceeding, including any audit for taxes or otherwise.

“Additional Agreements” means each of the Lock-up Agreements and the Escrow Agreement.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such other Person.  With respect to any natural person, the term Affiliate shall also include any member of said person’s immediate family, any family limited partnership, limited liability company or other entity in which said person owns any beneficial interest and any trust, voting or otherwise, of which said person is a trustee or of which said person or any of said person’s immediate family is a beneficiary.  Notwithstanding the foregoing, for purposes of this Agreement, Wang is deemed to be an Affiliate of the Sellers and the Company.

“Agreement” has the meaning set forth in the Preamble.

“Arbitrator” has the meaning set forth in Section 12.1(b).

“Authority” shall mean any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, or any public, private or industry regulatory authority, whether international, national, Federal, state, or local.

“Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by the Company or in which the Company’s assets, business, or transactions are otherwise reflected.

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York are not open for business.

“Charter Documents” has the meaning set forth in Section 3.3.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company Consent” has the meaning set forth in Section 3.9.

“Company Indemnitees” has the meaning set forth in Section 11.2.

“Contracts” has the meaning set forth in Section 3.19.

“Customer” has the meaning set forth in Section 7.2(b)

“December Balance Sheet” has the meaning set forth in Section 3.10(b).

“Employment Agreements” means the agreements between the Company and each of the persons listed on Schedule 9.2(l).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Escrow Agreement” has the meaning set forth in Section 2.3(c).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Act Filings” means filings under the Exchange Act made by the Purchaser prior to the Closing Date.

“GAAP” means U.S. generally accepted accounting principles, consistently applied and interpreted.

“Indebtedness” includes with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interest, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes, liens, mortgages or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under GAAP, and (g) all guarantees by such Person.

“Indemnification Notice” has the meaning set forth in Section 11.3(a).

“Indemnified Party” has the meaning set forth in Section 11.3.

“Indemnifying Party” has the meaning set forth in Section 11.3(a).

“Intellectual Property” means any and all of the following: (A) U.S., international and foreign patents, patent applications and statutory invention registrations; (B) trademarks, licenses, inventions, service marks, trade names, trade dress, slogans, logos and Internet domain names, including registrations and applications for registration thereof; (C) copyrights, including registrations and applications for registration thereof, and copyrightable materials; (D) trade secrets, know-how and similar confidential and proprietary information; (E) the additional names listed on Schedule 3.7 and all derivations thereof; (F) u.r.l.s, Internet domain names and Websites; and (G) any other type of Intellectual Property right, and all embodiments and fixations thereof and related documentation, registrations and franchises and all additions, improvements and accessions thereto, in each case which is owned or licensed or filed by the Company (or by the Sellers with respect to the Company) or any Subsidiary or used or held for use in the Business, whether registered or unregistered or domestic or foreign.

“Law” means any domestic or foreign Federal, state, municipality or local law, statute, ordinance, code, rule or regulation or common law.

“Leases” has the meaning set forth in Section 3.14(a).

“Licensed Intellectual Property” has the meaning set forth in section 3.16(c).

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, including any agreement to give any of the foregoing and any conditional sale and including any voting agreement or proxy.

“Lock-Up Agreements” means each of the Lock-Up Agreements between the Purchaser and each of Fenland and Wang in the form to be agreed to by the Purchaser and Wang after the date of this Agreement.

“Losses” has the meaning set forth in Section 11.1.

“Material Adverse Change” means a material adverse change in the business, assets, condition (financial or otherwise), liabilities, results of operations or prospects of the Business individually or in the aggregate; provided, however, without prejudicing whether any other matter qualifies as a Material Adverse Change, any matter individually or in the aggregate involving a loss or payment in excess of $1,000,000 shall constitute a Material Adverse Change, per se.

“Material Adverse Effect” means a material adverse effect on the business, assets, condition (financial or otherwise), liabilities, results of operations or prospects of the Business individually or in the aggregate; provided, however, without prejudicing whether any other matter qualifies as a Material Adverse Effect, any matter individually or in the aggregate involving a loss or payment in excess of $1,000,000 shall constitute a Material Adverse Effect, per se.

“Money Laundering Laws” has the meaning set forth in Section 3.32.

“Offices” has the meaning set forth in Section 3.1.

“Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

“Outside Closing Date” has the meaning set forth in Section 13.1.

“Owned Intellectual Property” has the meaning set forth in Section 3.16(a).

“Permits” has the meaning set forth in Section 3.20.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Pre-Closing Period” has the meaning set forth in Section 8.4(b).

“Proceeding” has the meaning set forth in Section 3.26(b).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Charter Documents” has the meaning set forth in Section 5.9.

“Purchaser Ordinary Shares” means the Ordinary Shares, $.001 par value per share, of Purchaser.

“Purchaser Financial Statements” has the meaning set forth in Section 5.11(a).

“Purchaser Indemnitees” has the meaning set forth in Section 11.1.

“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of the use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

“Rebate Obligations” has the meaning set forth in Section 3.28(c).

“Reg. D” has the meaning set forth in Section 4.5(a).

“Registrable Securities” means the securities of the Purchaser issued to the Selling Group pursuant to the terms of this Agreement.

“Restriction Period” has the meaning set forth in Section 7.2(a).

“Restrictive Covenants” has the meaning set forth in Section 7.5.

“SEC” means the Securities and Exchange Commission.

“Shares” has the meaning set forth in the Recitals.

“Software” has the meaning set forth in Section 3.16(b).

“Subsidiary” or “Subsidiaries” means one of the Company’s direct or indirect subsidiaries or all of the Company’s direct and indirect subsidiaries, as applicable.

“Tangible Assets” means all tangible personal property and interests therein, including inventory, machinery, computers and accessories, furniture, office equipment, communications equipment, and other tangible property.

“Tax” has the meaning set forth in Section 3.26(d).

“Tax Liability” has the meaning set forth in Section 3.26(b).

“Tax Return” has the meaning set forth in Section 3.26(c).

“Third Party Claim” has the meaning set forth in Section 11.3(a).

“Transaction” has the meaning set forth in the Recitals.

“UCC” shall mean the Uniform Commercial Code of the State of New York, or any corresponding or succeeding provisions of Laws of the State of New York, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.

“Website(s)” shall mean all of the internet domain names for the Company set forth on Schedule 3.16(a).

ARTICLE II

PURCHASE AND SALE OF COMMON STOCK

2.1.           Sale of Common Stock.  Subject to the terms and conditions herein stated, each Seller agrees to sell, assign, transfer and deliver to Purchaser on the Closing Date (or to cause the sale, assignment, transfer and delivery by the Selling Group), and Purchaser agrees to purchase on the Closing Date, free and clear of all Liens, the Shares, which Shares represent all of the issued and outstanding ownership interests in Gliston, which will indirectly hold 100% of the outstanding securities of the Company.

2.2.           Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154, at 10:00 A.M. local time, three (3) Business Days after all conditions to the Closing set forth in Article VIII hereof have been satisfied or waived, or such other place, time or date as Purchaser and the Sellers agree in writing.  The date of the Closing shall be referred to herein as the “Closing Date”.  In addition to those obligations set forth in Article IX, at the Closing:

(a)           the Purchaser shall deliver the Purchase Price (as set forth in Section 2.3 below) to the Selling Group allocated in proportion to the number of Shares held by the Sellers; and

(b)           each Seller shall deliver (or to cause to be delivered by the Selling Group) to the Purchaser stock certificate(s) evidencing the Shares held by it, together with duly executed stock transfer deeds, which shall be duly stamped and shall be executed in favor of Purchaser.

2.3.           Purchase Price.

(a)           Purchaser shall purchase the Shares for 14,700,000 Purchaser Ordinary Shares and $3 million in cash (the “Purchase Price”).

(i)           In the event that the Company achieves net income (calculated on a U.S. GAAP basis) for the fiscal year ending December 31, 2009 of equal to or greater than $30,000,000, then the Purchaser shall issue an additional 1,800,000 Purchaser Ordinary Shares to the Selling Group allocated in proportion to the number of Shares held by the Sellers.

(ii)           In the event that the Company achieves net income (calculated on a U.S. GAAP basis) for the fiscal year ending December 31, 2010 of equal to or greater than $40,000,000, then the Purchaser shall issue an additional 2,500,000 Purchaser Ordinary Shares to the Selling Group allocated in proportion to the number of Shares held by the Sellers.

(iii)           In the event that the Company achieves net income (calculated on a U.S. GAAP basis) for the fiscal year ending December 31, 2011 of equal to or greater than $52,000,000, then the Purchaser shall issue an additional 2,500,000 Purchaser Ordinary Shares to the Selling Group allocated in proportion to the number of Shares held by the Sellers.

(iv)           In the event that a number of publicly trading warrants equal to 75% or more of the Purchaser’s currently outstanding publicly trading warrants are exercised, the Purchaser will make a cash payment to Fenland of $2,500,000 and $2,500,000 to Calendar.

(b)           All amounts to be paid pursuant to this Agreement will be paid pro rata in accordance with the percentages indicated on Schedule 2.2(b)

(c)           Of the Purchase Price, Fenland will place 3,000,000 Purchaser Ordinary Shares in escrow pursuant to the Escrow Agreement to be entered into by the parties subsequent to the date of this Agreement (the “Escrow Agreement”).

2.4.           Board of Directors and Management.

(a)           Immediately after the Closing, the Purchaser’s Board of Directors will consist of the following persons, provided however, neither Purchaser nor the Company is under any obligation to maintain any person in any such position:

(i)           Wong, Youli;

(ii)           Feiyou, Meng;

(iii)          Francis Wong;

(iv)          such other persons as Selling Group designates.

(b)           Immediately after the Closing, Purchaser’s Board of Directors will name the following persons officers of the Company in the positions indicated, provided however, neither Purchaser nor the Company is under any obligation to maintain any person in any such position:

(i)           Guanqun, Wang  – Chief Executive Officer;

(ii)           Hu Ye – Chief Financial Officer; and

(iii)          Jinchang, Guo – General Manager, Vice-president; and

(iv)          such other persons as the Board of Directors of the Purchaser designates.

2.5.           Dividend. In 2008, the Company declared a dividend of $21 million which has yet to be paid to the shareholders of the Company as of the date of this Agreement.  The parties hereby agree that the Company may pay up to this amount to its shareholders at any time after the Closing, provided that the Company would have at least $10.0 million of cash after the dividend was paid.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF
THE SELLERS AND THE COMPANY

The Company, Fenland and Wang hereby represent and warrant to Purchaser, and at the Closing Gliston, Fenland and Wang  will represent with respect to Gliston, that:

3.1.           Corporate Existence and Power.  The Company is a company duly formed, validly existing and in good standing under and by virtue of the Laws of the People’s Republic of China, and has all power and authority, corporate and otherwise, and all governmental licenses, franchises, permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted.  Each Subsidiary is duly formed, validly existing and in good standing under and by virtue of the Laws of the State of its organization, and has all power and authority, corporate and otherwise, and all governmental licenses, franchises, permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted.  Except as set forth on Schedule 3.1, neither the Company nor any Subsidiary is qualified to do business as a foreign corporation in any jurisdiction, and there is no jurisdiction in which the character of the property owned or leased by the Company or any Subsidiary or the nature of its activities make qualification of the Company or any Subsidiary in any such jurisdiction necessary, except where the failure to so qualify would not have a Material Adverse Effect.  The only offices, warehouses or business locations of the Company and each Subsidiary are listed on Schedule 3.1 (the “Offices”).  Neither the Company nor any Subsidiary has taken any action, adopted any plan, or made any agreement in respect of any Transaction, consolidation, sale of all or substantially all of its respective assets, reorganization, recapitalization, dissolution or liquidation, except as explicitly set forth in this Agreement.

3.2.           Corporate Authorization.  The execution, delivery and performance by the Company of this Agreement and each of the Additional Agreements to which the Company is named as a party and the consummation by the Company of the transactions contemplated hereby and thereby are within the corporate powers of the Company and have been duly authorized by all necessary action on the part of the Company, including the approval of the Sellers and the Selling Group.  This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Company, enforceable against the Company in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, or (ii) rules of law governing specific performance, injunctive relief or other equitable remedies.

3.3.           Charter Documents; Legality.  The Company has previously delivered to Purchaser true and complete copies of its organizational documents, minute books and stock books (the “Charter Documents”), as in effect or constituted on the date hereof.  The execution, delivery, and performance by the Company and the Selling Group of this Agreement and any Additional Agreement to which the Company or any other party hereto is to be a party has not violated and will not violate, and the consummation of the transactions contemplated hereby or thereby will not violate, any of the Charter Documents or any Law.

3.4.           Subsidiaries.  Schedule 3.4 sets forth each of the Subsidiaries.  The Company has previously delivered to Purchaser true and complete copies of the Charter Documents for each Subsidiary, as in effect or constituted on the date hereof.  The Company is not a party to any agreement relating to the formation of any joint venture, association or other Person.

3.5.           Capitalization and Ownership.  Schedule 3.5 sets forth, with respect to the Company and each Subsidiary, (i) such company’s authorized capital, (ii) the number of such company’s securities that are outstanding, (iii) each stockholder owning such company’s securities and the number of shares of such securities owned by such stockholder, and (iv) each security convertible into or exercisable or exchangeable for such company’s securities, the number and type of securities such security is convertible into, the exercise or conversion price of such security and the holder of such security.  As set forth on Schedule 3.5, no person other than the Sellers or the Company owns any securities of the Company or the Subsidiaries.  As set forth on Schedule 3.5, there is no Contract that requires or under any circumstance would require the Company or any Subsidiary to issue, or grant any right to acquire, any securities of the Company or any Subsidiary, or any security or instrument exercisable or exchangeable for or convertible into, the capital stock or membership interest of the Company or any Subsidiary or to merge, consolidate, dissolve, liquidate, restructure, or recapitalize the Company or any Subsidiary.  The Shares and the securities of each Subsidiary (i) have been duly authorized and validly issued and are fully paid and nonassessable, and (ii) were issued in compliance with all applicable federal and state securities laws.

3.6.           Affiliates.  Other than the Sellers, the Company is not controlled by any Person and the Company is not in control of any other Person other than the Subsidiaries.  Schedule 3.6 lists each Contract, arrangement, or understanding to which the Company and the Sellers or any Affiliate of the Sellers or the Company is a party.  Except as disclosed in Schedule 3.6, neither the Sellers nor the Company nor any of their respective Affiliates (i) own, directly or indirectly, in whole or in part, any tangible or intangible property (including Intellectual Property rights) that the Company or any Subsidiary uses or the use of which is necessary for the conduct of the Business, or (ii) have engaged in any transaction with the Company or any Subsidiary.

3.7.           Assumed Names.  Schedule 3.7 is a complete and correct list of all assumed or “doing business as” names currently or formerly used by the Company or any Subsidiary, including names on any Websites.  Neither the Company nor any Subsidiary has used any name other than the names listed on Schedule 3.7 to conduct its business.  The Company and each Subsidiary have filed appropriate “doing business as” certificates in all applicable jurisdictions.  Except as indicated on Schedule 3.7, all Websites are in good working order.

3.8.           Governmental Authorization.  None of the execution, delivery or performance by the Company of this Agreement or any Additional Agreement requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Authority

3.9.           Consents.  The Contracts listed on Schedule 3.9 are the only material agreements, commitments, arrangements, contracts or other instruments binding upon the Company, any Subsidiary or any of their respective properties requiring a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery or performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Company Consent”).

3.10.          Financial Statements.

(a)           Attached hereto as Schedule 3.10(a) are audited financial statements for the years ended December 31, 2006, 2007 and 2008 (collectively, the “2008 Financial Statements”).  The 2008 Financial Statements (i) were prepared from the Books and Records; (ii) except as set forth on Schedule 3.10, were prepared in accordance with GAAP; (iii) fairly and accurately present the Company’s financial condition and the results of its operations as of their respective dates and for the periods then ended; (iv) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates; and (v) contain and reflect adequate provisions for all reasonably anticipated liabilities for all material income, property, sales, payroll or other Taxes applicable to the Company with respect to the periods then ended.  The Company has heretofore delivered to Purchaser complete and accurate copies of all “management letters” received by it from the Company’s accountants and all responses during the last three years by lawyers engaged by the Company to inquiries from the Company’s accountant or any predecessor accountants.

(b)           Except as specifically disclosed, reflected or fully reserved against on the December 31, 2008 balance sheet (the “December Balance Sheet”) and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the date of the December Balance Sheet and except as set forth on Schedule 3.10(b), there are no liabilities, debts or obligations of any nature (whether accrued, absolute, contingent, liquidated or unliquidated, unasserted or otherwise) relating to the Company.  All debts and liabilities, fixed or contingent, which should be included in accordance with GAAP on an accrual basis on the December Balance Sheet are included therein.

(c)           The December Balance Sheet accurately reflect the outstanding Indebtedness of the Company as of the respective dates thereof.  Except as set forth on Schedule 3.10(b), the Company does not have any Indebtedness.

(d)           All forecasts, presentations or projections relating to the future results of operations of the Company were based upon reasonable assumptions and were prepared in good faith by the Company.

(e)           Nothing done by the Company will prevent the Purchaser from complying with the Sarbanes-Oxley Act of 2002 after the Transaction is consummated.

(f)           All Books and Records of the Company have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.  The Company has none of its records, systems controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any mechanical, electronic or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) is not under the exclusive ownership (excluding licensed software programs) and direct control of the Company and which is not located at the Offices or at locations set forth on Schedule 3.10(e).

3.11.                      Accounts Receivable.  Schedule 3.11 sets forth as of a date within three days of the date hereof all accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Company, in accordance with GAAP (“Accounts Receivable”).  Except as set forth in Schedule 3.11, all Accounts Receivable represent bona fide revenues of the Company generated by the Business and are fully collectible, net of any reserves shown on the September Balance Sheet.  Except as set forth on Schedule 3.11, all accounts and notes receivable reflected on the December Balance Sheet, or arising since December 31, 2008, have been collected, or are and to the knowledge of the Company will be good and collectible, in each case at the aggregate recorded amounts thereof without right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor.

3.12.                      Books and Records.

(a)           The Books and Records accurately and fairly, in reasonable detail, reflect the Company’s transactions and dispositions of assets.  The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i)           transactions are executed in accordance with management’s authorization;

(ii)          access to assets is permitted only in accordance with management’s authorization; and

(iii)         recorded assets are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

(b)           The Company has heretofore made all of its Books and Records available to Purchaser for its inspection and has heretofore delivered to Purchaser complete and accurate copies of documents referred to in the Schedules or as Purchaser otherwise has requested.  All Contracts, documents, and other papers or copies thereof delivered to Purchaser by or on behalf of the Company in connection with this Agreement and the transactions contemplated herein are accurate, complete, and authentic.

(c)           Schedule 3.12(c) is a complete and correct list of all savings, checking, brokerage or other accounts pursuant to which the Company has cash or securities on deposit and such list indicates the signatories on each account.

3.13.        Absence of Certain Changes.

(a)           Except as set forth in Schedule 3.13(a), since December 31, 2008, the Company and each Subsidiary has conducted its respective business in the ordinary course of business consistent with past practices, and with respect to the Company and each Subsidiary there has not been:

(i)           any Material Adverse Change or any event, occurrence, development or state of circumstances or facts which could reasonably be expected to result individually or in the aggregate in a Material Adverse Effect on the Company’s ability to consummate the transactions contemplated herein or upon the value to Purchaser or Purchaser of the transactions contemplated hereby;

(ii)           any transaction, contract, agreement or other instrument entered into, or commitment made, by the Company or any Subsidiary relating to the Business or any relinquishment by the Company or any Subsidiary of any Contract or other right, in either case other than transactions and commitments in the ordinary course of business consistent in all respects, including kind and amount, with past practices and those contemplated by this Agreement;

(iii)           any increase of bonus, salary or other compensation paid of more than 10% for any employee making an annual salary of greater than $100,000 or in excess of $500,000 in the aggregate on an annual basis, or change in the bonus or profit sharing policies of the Company;

(iv)           any capital expenditure except in the ordinary course of business consistent with past practice (including with respect to kind and amount);

(v)           any sale, lease, license or other disposition of any of its assets except (i) pursuant to existing Contracts or commitments disclosed herein and (ii) sales of products or inventory in the ordinary course of business consistent with past practice;

(vi)          acceptance of any returns except in the ordinary course of business, consistent with past practice (including with respect to kind and amount);

(vii)         any default under any term or provision of any Contract;

(viii)        an increase in the amount of Indebtedness;

(ix)           the incurrence of Liens on any of its assets;

(x)            any damage, destruction or loss of property related to any of its assets not covered by insurance;

(xi)           any delay, acceleration or cancellation of any receivables or indebtedness owed to it or write-off or additional reserves made with respect to the same;

(xii)          any transaction or consolidation with or acquisition of any other Person;

(xiii)         the lapse of any insurance policy protecting its assets;

(xiv)         any change in its accounting principles or methods or write down in the value of any inventory or assets;

(xv)           any change in location where it conducts business;

(xvi)          any extension of any loans other than travel or other expense advances to employees in the ordinary course of business consistent with past practice exceeding $1,000 individually or $10,000 in the aggregate;

(xvii)          any increase or reduction in the prices of products sold except in the ordinary course of business consistent with past practice (including with respect to amount);

(xviii)         any agreement to change any practices or terms, including payment terms, with respect to customers or suppliers;

(xix)            any change in hiring practices for employees, consultants or advisors;

(xx)             any dividend or distribution to the Sellers or the Selling Group; or

(xxi)            any agreement to do any of the foregoing.

(b)           Except as set forth on Schedule 3.13(a) and actions taken in good faith to invest in the Company’s business, since December 31, 2008, through and including the Closing Date, neither the Company nor any Subsidiary has taken any action nor has had any event occur that would have violated any covenants of the Company set forth in Article VI hereof.

3.14.                      Real Property.

(a)           Except as set forth on Schedule 3.14(a), neither the Company nor any Subsidiary owns any Real Property.  The Company has delivered to Purchaser true, correct, and complete copies of the leases and all amendments thereto for the properties listed on Schedule 3.14(a) (the “Leases”).  The Leases, together with all amendments, are listed in Schedule 3.14(a) and are valid and enforceable by the Company or the Subsidiary which is a party to such lease against the other parties thereto.  Neither the Company nor any Subsidiary has breached or violated and is not in default under any of the Leases or any local zoning ordinance, the breach or violation of which could individually or in the aggregate have a Material Adverse Effect, and no notice from any Person has been received by the Company or any Subsidiary or served upon the Company, any Subsidiary or the Sellers or Selling Group claiming any violation of any Lease or any local zoning ordinance.  Neither the Company nor any Subsidiary has other leases for Real Property except as set forth on Schedule 3.14(a).

(b)           Neither the Company nor any Subsidiary has experienced any material interruption in the delivery of adequate quantities of any utilities (including electricity, natural gas, potable water, water for cooling or similar purposes and fuel oil) or other public services (including sanitary and industrial sewer service) required by the Company or any Subsidiary in the operation of the Business.

3.15.                      Tangible Property.

(a)           Each piece of Tangible Assets is in operating condition and repair and functions in accordance with its intended use (ordinary wear and tear excepted), has been properly maintained, and is suitable for its present uses.  Schedule 3.15(a) sets forth a complete and correct list of the Tangible Assets owned by the Company or any Subsidiary, setting forth a description of such property and its location, as of a date within three days of the Closing Date.

(b)           The Company or one of the Subsidiaries has, and upon consummation of the transactions contemplated hereby will continue to have, good, valid and marketable title in and to each piece of Tangible Assets listed on Schedule 3.15(a) hereto, free and clear of all Liens, except as set forth on Schedule 3.15(b).

(c)           The Company or one of the Subsidiaries has good title to, or a valid leasehold or license interest in, all its respective properties and assets (whether tangible or intangible), free and clear of all Liens.  The personal and other properties and assets owned by the Company or any Subsidiary or leased or licensed by the Company or any Subsidiary from a third party constitute all such properties and assets used in and necessary to the Business as presently conducted and as presently proposed to be conducted.

(d)           The materials and supplies included in the inventory of the Company or any Subsidiary as of the Closing Date will be (i) substantially equivalent in quality and quantity, subject to seasonality, to the materials and supplies, and additions thereto, generally included in such inventory in the past; and (ii) valued in accordance with GAAP, applied on a basis consistent with that used in the Financial Statements.

(e)           Except as indicated on Schedule 3.15(a), all Tangible Assets are located at the Offices.

3.16.                      Intellectual Property.

(a)           Schedule 3.16(a) sets forth a true and complete list of all Intellectual Property owned by the Company or any Subsidiary and used or held for use by or otherwise material to the Business (the “Owned Intellectual Property”).

(b)           Schedule 3.16(b) sets forth a true and complete list of all material computer software developed in whole or in part by or on behalf of the Company or any Subsidiary, including such developed computer software and databases that are operated or used by the Company or any Subsidiary on its Websites and used or held for use by or otherwise material to the Business (collectively, “Software”).  Except for the software (including prepackaged third party software) listed on Schedule 3.16(g), the Software is the only computer software that is used or held for use by or otherwise material to the Business.

(c)           Schedule 3.16(c) sets forth a true and complete list of all licenses, sublicenses and other agreements pertaining to Intellectual Property or Software to which the Company is a party in each case which are valid and used or held for use by or otherwise material to the Business (collectively, “Licensed Intellectual Property”).

(d)           Neither the Company’s nor any Subsidiary’s ownership and use in the ordinary course of the Owned Intellectual Property infringes upon or misappropriates, and the use of the Software and Licensed Intellectual Property does not infringe upon or misappropriate, the valid Intellectual Property rights, privacy rights or other right of any third party.

(e)           Except as set forth in Schedule 3.16(f), the Company or a Subsidiary is the owner of the entire and unencumbered right, title and interest in and to each item of Owned Intellectual Property, and the Company or a Subsidiary is entitled to use, and is using in the Business, the Owned Intellectual Property, Software and Licensed Intellectual Property in the ordinary course.

(f)           Except for the Intellectual Property listed on Schedule 3.16(f), the Owned Intellectual Property, Software and the Licensed Intellectual Property include all of the Intellectual Property used in the ordinary day-to-day conduct of the Business, and there are no other items of Intellectual Property, Software or Licensed Intellectual Property that are material to such ordinary day-to-day conduct of the Business. The Owned Intellectual Property and, to the knowledge of the Company or any Subsidiary, the Licensed Intellectual Property, is subsisting, valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part.

(g)           To the knowledge of the Company, no Person is engaged in any activity that infringes upon the Owned Intellectual Property, the Licensed Intellectual Property or the Software. Neither the Company nor any Subsidiary has granted any license or other right currently outstanding to any third party with respect to the Owned Intellectual Property, Licensed Intellectual Property or Software, except for (i) licenses comprising invoices incurred in the ordinary course, and (ii) those licenses set forth in Schedule 3.16(g). The consummation of the transactions contemplated by this Agreement will not result in the termination or impairment of any of the Owned Intellectual Property, Licensed Intellectual Property or Software.

(h)           Neither the Company nor or any Subsidiary has exported the Software outside the U.S. or Canada. No rights in the Software have been transferred by the Company to any third party except to the customers of the Company to whom the Company has licensed such Software in the ordinary course.

(i)           The Company or a Subsidiary has the right to use all software development tools, library functions, compilers and other third party software that is material to the Business or that is required to operate or modify the Software.

(j)           The Company and each Subsidiary has taken reasonable steps to maintain the confidentiality of its trade secrets and other confidential Intellectual Property and (i) there has been no misappropriation of any material trade secrets or other material confidential Intellectual Property of the Company or any Subsidiary by any Person; (ii) no employee, independent contractor or agent of the Company or any Subsidiary has misappropriated any trade secrets of any other Person in the course of his performance as an employee, independent contractor or agent; and (iii) no employee, independent contractor or agent of the Company or any Subsidiary is in default or breach of any term of any employment agreement, non-disclosure agreement, non-compete obligation, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property, other than those which individually or in the aggregate would not have a Material Adverse Effect.

3.17.                      Relationships With Customers, Suppliers, Etc.

(a)           Schedule 3.17(a) identifies during the year ended December 31, 2008 and December 31, 2007, respectively (i) the 10 largest customers of the Company and each Subsidiary and the amount of revenues accounted for by such customer during each such period and (ii) the 10 largest suppliers (other than attorneys, accountants and office leases) of the Company and each Subsidiary and the amount of expense accounted for by such supplier during each such period.

(b)           Schedule 3.17(b) sets forth (i) all prepayments, pre-billed invoices and deposits that have been received by the Company or any Subsidiary as of the date hereof from customers for products to be shipped, or services to be performed, after the Closing Date, and (ii) with respect to each such prepayment, pre-billed invoice or deposit, (A) the party and contract credited, (B) the date received or invoiced, (C) the products and/or services to be delivered, and (D) the conditions for the return of such prepayment, pre-billed invoice or deposit.  All such prepayments, pre-billed invoices and deposits are properly accrued for on the Financial Statements, in accordance with GAAP applied on a consistent basis with the past practice of the Company.

(c)           Schedule 3.17(c) sets forth since December 31, 2008, all purchases, costs and fees (other than fees or costs related to attorneys, accountants and office leases) in excess of $50,000 for any single item or series of related items.

(d)           Except as set forth on Schedule 3.17(d), since December 31, 2008: (a) there has not been any termination of the business relationship of the Company or any Subsidiary with any material licensee, customer or supplier, other than in the ordinary course of business where a contract has been concluded with a customer without subsequent follow-on business or where a supplier’s products are either no longer available or applicable to the ongoing business; (b) to the knowledge of the Company or any Subsidiary, there has not been any threatened termination or withholding of payments by, or any material dispute with, any material licensee, customer or supplier; and (c) neither the Company nor any Subsidiary has received any notice or been informed that any such event will occur in the future, either as a result of the consummation of the transactions contemplated by this Agreement or otherwise. Except as set forth on Schedule 3.17(d), neither the Company nor any Subsidiary is currently in any dispute over any terms of any contract or agreement to which the Company or any Subsidiary and any material licensee, customer or supplier is a party.

3.18.                      Litigation.  Except as set forth in Schedule 3.18, there is no Action (or any basis therefor) pending against, or to the knowledge of the Company or any Subsidiary, threatened against or affecting the Company or any Subsidiary, any of their respective officers or directors, the Sellers, the business of the Company, or any Contract before any court or arbitrator or any governmental body, agency or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby.  There are no outstanding judgments against the Company or any Subsidiary.  Neither the Company nor any Subsidiary is now, nor have they been in the past five years, subject to any proceeding with the Federal Trade Commission or the Equal Employment Opportunity Commission or any comparable body of any state or political subdivision.

3.19.                      Contracts.

(a)           Each contract to which the Company or any Subsidiary is a party (each, a “Contract”) is a valid and binding agreement, and is in full force and effect, and neither the Company nor any Subsidiary, as applicable, nor, to the knowledge of the Company or any Subsidiary, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Contract.  Neither the Company nor any Subsidiary has assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Contracts, or granted any power of attorney with respect thereto.  The Company and each Subsidiary has given a true and correct fully executed copy of each material Contract to Purchaser.

(b)           Schedule 3.19(b) lists each material Contract (other than the Charter Documents) of the Company and each Subsidiary, including:

(i)           any Contract pursuant to which the Company or any Subsidiary is required to pay, has paid or is entitled to receive or has received an amount in excess of $10,000 during the current fiscal year or any one of the two preceding fiscal years (other than purchase orders for Inventory entered into in the ordinary course of business (excluding however any such purchase orders which are open for purchases in excess of $10,000));

(ii)           all employment contracts and sales representatives contracts;

(iii)          all sales, agency, factoring, commission and distribution contracts;

(iv)          all joint venture, strategic alliance, limited liability company and partnership agreements;

(v)           all significant documents relating to any acquisitions or dispositions of assets (other than of dispositions of Inventory in the ordinary course of business);

(vi)          all licensing agreements, including agreements licensing Intellectual Property rights, other than “shrink wrap” software licenses;

(vii)         all secrecy, confidentiality and nondisclosure agreements restricting the conduct of the Company or any Subsidiary;

(viii)        all Contracts relating to patents, trademarks, service marks, trade names, brands, copyrights, trade secrets and other Intellectual Property rights;

(ix)           all guarantees, terms and conditions, privacy policies, indemnification arrangements and other hold harmless arrangements made or provided by the Company or any Subsidiary;

(x)           all Website hosting contracts or agreements;

(xi)          all Contracts or agreements with or pertaining to the Company or any Subsidiary to which the Sellers, the Selling Group or any of their Affiliates is a party;

(xii)         all agreements relating to real property, including any real property lease, sublease, or space sharing, license or occupancy agreement, whether the Company is granted or granting rights thereunder to occupy or use any premises;

(xiii)        all agreements relating to Tangible Assets; and

(xiv)        all agreements relating to outstanding Indebtedness.

(c)           The Company and each Subsidiary is in compliance with all material covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.

3.20.                      Licenses and Permits.  Schedule 3.20 is a complete and correct list of each material license, franchise, permit, order or approval or other similar authorization affecting, or relating in any way to, the Business, together with the name of the government agency or entity issuing the same (the “Permits”).  Such Permits are valid and in full force and effect and, assuming the related Company Consents, if any, have been obtained or waived prior to the Closing Date, none of the Permits will be terminated or impaired or become terminable as a result of the transactions contemplated hereby.  The Company or any Subsidiary has all Permits necessary to operate the Business other than those Permits whose absence individually or in the aggregate would not cause a Material Adverse Effect.

3.21.                      Compliance with Laws.  Neither the Company nor any Subsidiary is in violation of, has not violated, and to the knowledge of the Company or any Subsidiary, is not under investigation with respect to, nor has been threatened to be charged with or given notice of, any violation or alleged violation of, any Law or Order, nor is there any basis for any such charge.

3.22.                      Pre-payments.  Except as set forth on Schedule 3.22, neither the Company nor any Subsidiary has received any payments with respect to any services to be rendered or goods to be provided after the Closing.

3.23.                      Employees.  Schedule 3.23 sets forth a true and complete list of the names, titles, annual salaries or wage rates and other compensation, vacation and fringe benefits, claims under benefit plans that the Company has been made aware of, work permits, visas, resident alien status (if applicable), residence addresses, social security numbers, and office location of all key employees of the Company and each Subsidiary, indicating for which entity the employee is employed, part-time and full-time employment and all changes in salaries and wage rates per employee since January 1, 2007.  Neither the Company nor any Subsidiary has promised any employee, consultant or agent of the Company that he or she will be employed by or receive any particular benefits from the Purchaser on or after the Closing.  Schedule 3.23 sets forth a true and complete list of the names, addresses and titles of the directors and officers of the Company and each Subsidiary.

3.24.                      Compliance with Labor Laws and Agreements.  The Company and each Subsidiary has complied with all applicable Laws and Orders relating to employment or labor other than those Laws and Orders with which it could fail to comply, either individually or in the aggregate, without causing a Material Adverse Effect.  Except as set forth on Schedule 3.24, no present or former employee, officer or director of the Company or any Subsidiary has, or will have at the Closing Date, any claim against the Company for any matter including for wages, salary, vacation, severance, or sick pay except for the same incurred in the ordinary course of business for the last payroll period prior to the Closing Date.  There is no:

(a)           unfair labor practice complaint against the Company or any Subsidiary pending before the National Labor Relations Board or any state or local agency;

(b)           pending labor strike or other material labor trouble affecting the Company or any Subsidiary;

(c)           material labor grievance pending against the Company or any Subsidiary;

(d)           pending representation question respecting the employees of the Company or any Subsidiary; or

(e)           pending arbitration proceeding arising out of or under any collective bargaining agreement to which the Company or any Subsidiary is a party.

In addition, to the Company’s knowledge: (i) none of the matters specified in clauses (a) through (e) above is threatened against the Company or any Subsidiary; (ii) no union organizing activities have taken place with respect to the Company or any Subsidiary; and (iii) no basis exists for which a claim may be made under any collective bargaining agreement to which the Company or any Subsidiary is a party.

3.25.                      Employment Matters.  Schedule 3.26 sets forth a true and complete list of every employment agreement, commission agreement, employee group or executive medical, life, or disability insurance plan, and each incentive, bonus, profit sharing, retirement, deferred compensation, equity, phantom equity, option, equity purchase, equity appreciation right or severance plan of the Company or any Subsidiary now in effect or under which the Company or any Subsidiary has or might have any obligation, or any understanding between the Company or any Subsidiary and any employee concerning the terms of such employee’s employment that does not apply to such company’s employees generally.

3.26.                      Tax Matters.

(a)           Compliance Generally.  Except as set forth on Schedule 3.27(a), the Company has (A) duly and timely filed all Tax Returns required to be filed by the Company on or prior to the Closing Date, which Tax Returns are true, correct and complete, and (B) duly and timely paid all Taxes due and payable in respect of all periods up to and including the date which includes the Closing Date or has made adequate provision on its books and records and Financial Statements in accordance with GAAP for any such Tax which is not due on or before such time.  Prior to the Closing Date, the Company shall provide Purchaser with a schedule which sets forth each Taxing jurisdiction in which the Company has filed or is required to file Tax Returns and whether the Company has filed consolidated, combined, unitary or separate income or franchise Tax Returns with respect to each such jurisdiction and a copy of such Tax Returns as have been requested by Purchaser.  Any Tax Returns filed subsequent thereto were consistent with the Tax Returns furnished to the Purchaser and did not make, amend or terminate any election with respect to any Tax or change any accounting method, practice or procedure.  The Company has complied with all applicable law relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over and reported all Taxes required to be withheld or collected by the Company on or before the date hereof.

(b)           No Audit.  Except as set forth on Schedule 3.27(b) (A) no Taxing Authority has asserted any adjustment that could result in an additional Tax for which the Company is or may be liable or that could result in a Lien on any of its assets which has not been fully paid or adequately provided for on the September Balance Sheet (collectively, “Tax Liability”), or which adjustment, if asserted in another period, would result in any Tax Liability, (B) there is not pending audit, examination, investigation, dispute, proceeding or claim (collectively, “Proceeding”) relating to any Tax Liability and, to the knowledge of the Company, no Taxing Authority is contemplating such a Proceeding and there is not basis for any such Proceeding, (C) no statute of limitations with respect to any Tax has been waived or extended (unless the period to which it has been waived or extended has expired), (D) there is no outstanding power of attorney authorizing anyone to act on behalf of the Company in connection with any Tax Liability, Tax Return or Proceeding relating to any Tax, (E) there is not outstanding closing agreement, ruling request, request to consent to change a method of accounting, subpoena or request for information with or by any Taxing authority with respect to the Company, its income, assets or business, or any Tax Liability, (F) the Company is not required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable law) in income for any period ending after the Closing Date, (G) the Company is not and has never been a party to any Tax sharing or Tax allocation agreement, arrangement or understanding, (H) The Company is not and has never been included in any consolidated, combined or unitary Tax Return, (I) all Taxable periods for the assessment or collection of any Tax Liability are closed by agreement or by operation of the normal statute of limitations (without extension) or will close by operation of the normal statute of limitations for such Taxes (in each case determined without regard to any omission, fraud or other special circumstance other than the timely filing of the Tax Return), and (J) no Taxing Authority has ever asserted that the Company should file a Tax Return in a jurisdiction where it does not file.

(c)           Taxes and Tax Return Defined.  For purposes of this Agreement, “Tax” shall mean all federal, state, local and foreign tax, charge, fee, levy, deficiency or other assessment of whatever kind or nature (including without limitation, any net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, unemployment, excise, estimated, severance, stamp, occupation, real property, personal property, intangible property, occupancy, recording, minimum, environmental and windfall profits tax), including any liability therefor as a transferee (including without limitation under Section 6901 of the Code or any similar provision of applicable law), as a result of Treasury Regulation Section 1.1502-6 or, any similar provision of applicable law, or as a result of any Tax sharing or similar agreement, together with any interest, penalty, addition to tax or additional amount imposed by any federal, state, local or foreign taxing authority.  For purposes of this Agreement, “Tax Return” includes any return, declaration, report, claim for refund or credit, information return or statement, and any amendment thereto, including without limitation any consolidated, combined or unitary return or other document (including any related or supporting information or schedule), filed or required to be filed with any federal, state, local or foreign governmental entity or agency in connection with the determination, assessment, collection or payment of Taxes or the administration of any laws, regulations or administrative requirements relating to Taxes or ERISA.

3.27.                      Fees.  Except as set forth on Schedule 3.28, there is no investment banker, broker, finder, restructuring or other intermediary that has been retained by or is authorized to act on behalf of the Company, any Subsidiary, the Sellers or any of its respective Affiliates who might be entitled to any fee or commission from either Purchaser or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.  The amount of any fee owed to any Person listed on Schedule 3.28 is listed opposite such Person’s name.

3.28.                      Business Operations; Servers.

(a)           The Company and each Subsidiary owns all of its servers and other computer equipment (other than webservers) necessary to operate its Business as conducted as of the date hereof and as such Business will be conducted as of the Closing.

(b)           Purchaser has been furnished with complete and correct copies of the standard terms and conditions of sale, if any, of each of the products of the Company and each Subsidiary.  Except as set forth on Schedule 3.29(b) or as required by law, no product manufactured, sold or delivered by the Company or any Subsidiary is subject to any guaranty, warranty or other indemnity, express or implied, beyond such standard terms and conditions.  Any warranty reserve reflected in the Financial Statements is in accordance with GAAP.

(c)           Except in the ordinary course of business or as set forth on Schedule 3.29(c), neither the Company nor any Subsidiary has entered into, or offered to enter into, any written agreement, Contract or other arrangement with respect to the Business pursuant to which the Company or any Subsidiary is or will be obligated to make any rebates, discounts, promotional allowances or similar payments or arrangements to any customer (“Rebate Obligations”).  All Rebate Obligations listed on Schedule 3.29(c) and all ordinary course Rebate Obligations are reflected in the 2006 Financial Statements in accordance with GAAP.

(d)           Except as set forth in Schedule 3.29(d), neither the Company nor any Subsidiary has experienced any returns of its products since January 1, 2007 other than returns in the ordinary course of business consistent with past experience, including with respect to kind and amount.  All product returns listed on Schedule 3.29(d) are reflected on the 2006 Financial Statements in accordance with GAAP.

3.29.                      Powers of Attorney and Suretyships.  Neither the Company nor any Subsidiary has any general or special powers of attorney outstanding (whether as grantor or grantee thereof) or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person.

3.30.                      Other Information. Neither this Agreement, nor any of the documents or other information made available to Purchaser or its Affiliates, attorneys, accountants, agents or representatives pursuant hereto or in connection with Purchaser’s due diligence review of the Business or the transactions contemplated by this Agreement contained, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.  To the best knowledge of the Company and each Subsidiary, the Company and each Subsidiary has provided Purchaser with all material information regarding the Business.

3.31.                      Certain Business Practices.  Neither the Company, nor any Subsidiary, nor any director, officer, agent or employee of the Company or any Subsidiary (in their capacities as such) has  (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment.  Neither the Company, nor any Subsidiary, nor any director, officer, agent or employee of the Company or any Subsidiary (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of the Company) has, since January 1, 2000, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company or any Subsidiary or assist the Company or any Subsidiary in connection with any actual or proposed transaction, which, if not given could reasonably be expected to have had an adverse effect on the Company or any Subsidiary, or which, if not continued in the future, could reasonably be expected to adversely affect the business or prospects of the Company or any Subsidiary that could reasonably be expected to subject the Company or any Subsidiary to suit or penalty in any private or governmental litigation or proceeding.

3.32.                      Money Laundering Laws.  The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”) and no Action involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller represents to the Purchaser as follows, and at the Closing the each member of the Selling Group will represent (For purposes of this article IV, the term Seller shall be deemed to include the “Selling Group”:

4.1.           Ownership of Stock; Authority.

(a)           The Seller has good and marketable title to the Shares, free and clear of any and all Liens.

(b)           The Seller has full legal capacity, power and authority to execute and deliver this Agreement and the Additional Agreements to which it is named as a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  This Agreement and the Additional Agreements to which the Seller is named as a party have been, or at Closing will be, duly executed and delivered by the Seller and are, or upon their execution and delivery will be, valid and legally binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, or (ii) rules of law governing specific performance, injunctive relief or other equitable remedies.

(c)           Neither the execution and delivery by the Seller of any or all of the Agreement and the Additional Agreements to which the Seller is a party, nor the consummation by the Seller of the transactions contemplated thereby, will (i) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, or require any notice, consent or waiver under, any instrument, contract, agreement or arrangement to which the Seller is a party or by which the Seller is bound, or (ii) result in the imposition of any Lien upon the Shares.

4.2.           Approvals.  Except as contemplated by this Agreement, no consent, approval, waiver, authorization or novation is required to be obtained by the Seller from, and no notice or filing is required to be given by the Seller to or made by the Seller with, any Authority or other Person in connection with the execution, delivery and performance by the Seller of this Agreement and each of the Additional Agreements, and the sale and transfer of the Shares.

4.3.           Non-Contravention.  The execution, delivery and performance by the Seller of this Agreement and each of the Additional Agreements, and the consummation of the transactions contemplated thereby, do not and will not (a) violate any provision of the organizational documents of the Seller, or (b) violate or result in a breach of or constitute a default under any Law, judgment, injunction, Order, decree or other restriction of any Authority to which the Seller, or the Shares, are subject.

4.4.           Litigation and Claims.  There is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or disclosed investigation pending or, to the knowledge of the Seller, threatened, against the Seller and the Seller is not subject to any Order, writ, judgment, award, injunction or decree of any Authority of competent jurisdiction or any arbitrator that would prevent consummation of the transactions contemplated hereby or materially impair the ability of the Seller to perform its obligations hereunder.

4.5.           Investment Representations.

(a)           The Seller is an “accredited investor” as such term is defined in Rule 501 of Regulation D (“Reg. D”) promulgated under the Act.  The Seller acknowledges that Purchaser has the right to require evidence of  its status as an accredited investor, if necessary.

(b)           The Seller acknowledges that it has prior investment experience, including investments in non-listed and non-registered securities, or has employed the services of an investment advisor, attorney or accountant to evaluate the merits and risks of such an investment on its behalf, and the Seller represents that it understands the highly speculative nature of an investment in Purchaser Ordinary Shares, which may result in the loss of the total amount of such investment.

(c)           The Seller has adequate means of providing for the Seller’s current needs and possible personal contingencies, and each Seller has no need, and anticipates no need in the foreseeable future, for liquidity in the Seller’s investment in the Purchaser Ordinary Shares.  The Seller is able to bear the economic risks of this investment and, consequently, without limiting the generality of the foregoing, the Seller is able to hold the Purchaser Ordinary Shares for an indefinite period of time and has a sufficient net worth to sustain a loss of the entire investment in the event such loss should occur.

(d)           The Seller has made an overall commitment to investments which are not readily marketable that are disproportionate to such Seller’s net worth, and such Seller’s investment in the Purchaser Ordinary Shares will not cause such overall commitment to become excessive.

(e)           Except as otherwise set forth in Article V, Purchaser has not and is not making any representations or warranties to the Selller or providing any advice or information to the Seller.  Each Seller acknowledges that it has retained its own professional advisors to evaluate the tax and other consequences of an investment in the Purchaser Ordinary Shares.

(f)           Each Seller acknowledges that this offering of Purchaser Ordinary Shares has not been reviewed by the SEC because this is intended to be a non-public offering pursuant to Section 4(2) of the Act and Rule 506 under Reg. D.  Each Seller acknowledges that it is not acquiring the Purchaser Ordinary Shares as a result of any general solicitation or advertising.  The Purchaser Ordinary Shares will be received by the Seller for the Seller’s own account, for investment and not for distribution or resale to others.

(g)           The Seller understands and consents to the placement of a legend on any certificate or other document evidencing Purchaser Ordinary Shares stating that such Purchaser Ordinary Shares have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale thereof.  Each certificate evidencing the Purchaser Ordinary Shares shall bear the legends set forth below, or legends substantially equivalent thereto, together with any other legends that may be required by federal or state securities laws at the time of the issuance of the Purchaser Ordinary Shares:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) REGISTERED UNDER THE ACT OR (II) THE ISSUER OF THE SHARES (THE “ISSUER”) HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.

4.6.           Tax.  Neither the Seller nor the Company will be required to pay any transfer Taxes to any Authority with respect to any transaction contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Purchaser represents and warrants to the Company and the Sellers as follows:

5.1.           Due Incorporation.  Purchaser is a company duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Except as set forth on Schedule 5.1, the Purchaser is not qualified to do business as a foreign corporation in any jurisdiction, and there is no jurisdiction in which the character of the property owned or leased by the Purchaser or the nature of its activities make qualification of the Purchaser in any such jurisdiction necessary, except where the failure to so qualify would have a Material Adverse Effect.  Purchaser is a company duly organized, validly existing and in good standing under the Laws of the Cayman Islands.  Purchaser has all requisite power and authority, corporate and otherwise, and all governmental licenses, franchises, permits, authorizations, consents and approvals required to own, lease, and operate its assets, properties and businesses and to carry on its business as now conducted on the date hereof.  Purchaser has not conducted any business to date and has only engaged in certain activities relating to its organization.  Purchaser has not adopted any plan, or made any agreement in respect of any Transaction, consolidation, sale of all or substantially all of its assets, reorganization, recapitalization, dissolution or liquidation.

5.2.           Corporate Authorization.  Except for a vote of the stockholders of the Purchaser to approve the transaction contemplated by this Agreement, and provided that fewer than 30% of Purchaser’s public stockholders exercise their redemption rights (as specified in the Purchaser’s organizational documents), the execution, delivery and performance by Purchaser of this Agreement and each of the other Additional Agreements to which it is a party and the consummation by Purchaser of the transactions contemplated hereby and thereby are within the corporate powers of Purchaser and have been duly authorized by all necessary corporate action on the part of Purchaser.  This Agreement constitutes, and upon their execution and delivery, each of the Additional Agreements will constitute, the valid and legally binding agreement of the Purchaser, as applicable, enforceable against it in accordance with their respective terms.

5.3.           Governmental Authorization.  None of the execution, delivery or performance by Purchaser of this Agreement or any Additional Agreement requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Authority by Purchaser, except, if required, for the filing of a Form D with the SEC and applicable state authorities and a registration statement upon exercise by the Selling Group of its registration rights pursuant to the terms of this Agreement.

5.4.           No Violation.  Provided that Purchaser presents the transactions contemplated by this Agreement to its stockholders for approval and such stockholders approve the transaction and fewer than 30% of Purchaser’s public stockholders exercise their redemption rights with respect to such transaction (as specified in the Purchaser’s Memorandum and Articles of Association), neither the execution and delivery of this Agreement or any Additional Agreement to be executed by Purchaser hereunder nor the consummation of the transactions contemplated herein and therein will (a) violate any provision of Purchaser’s or the Purchaser’s charter documents; (b) violate any Laws or Orders to which the Purchaser or its property is subject, or (c) violate the provisions of any material agreement or other material instrument binding upon or benefiting the Purchaser.

5.5.           Consents.  Except for a vote of the stockholders of the Purchaser to approve the transaction contemplated by this Agreement, and provided that fewer than 30% of Purchaser’s public stockholders exercise their redemption rights (as specified in the Purchaser’s organizational documents), there are no agreements, commitments, arrangements, contracts or other instruments binding upon the Purchaser or any of its properties requiring a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby.

5.6.           Litigation.  There is no action, suit, investigation, hearing or proceeding pending against, or to the knowledge of Purchaser, threatened against or affecting, Purchaser, any of its officers or directors, or the business of Purchaser, before any court or arbitrator or any governmental body, agency or official which if adversely determined against Purchaser, has or could reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise), liabilities, results or operations or prospects of Purchaser, or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby.  There are no outstanding judgments against Purchaser.

5.7.           Issuance of Purchaser Ordinary Shares.  The Purchaser Ordinary Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, fully paid and nonassessable.

5.8.           Fees.  Except as set forth on Schedule 5.8, there is no investment banker, broker, finder, restructuring or other intermediary that has been retained by or is authorized to act on behalf of the Purchaser or any of its respective Affiliates who might be entitled to any fee or commission from either the Purchaser, the Company, Purchaser or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.  The amount of any fee owed to any Person listed on Schedule 5.8 is listed opposite such Person’s name.

5.9.           Charter Documents; Legality.  Purchaser has previously delivered to the Company true and complete copies of its Memorandum and Articles of Association (the “Purchaser Charter Documents”), as in effect or constituted on the date hereof.  Provided that Purchaser presents the transactions contemplated by this Agreement to its stockholders for approval and such stockholders approve the transaction and fewer than 30% of Purchaser’s public stockholders exercise their redemption rights with respect to such transaction (as specified in the Purchaser’s organizational documents), the execution, delivery, and performance by Purchaser of this Agreement and any Additional Agreement to which the Purchaser is to be a party has not violated and will not violate, and the consummation by the Purchaser of the transactions contemplated hereby or thereby will not violate, any of the Purchaser Charter Documents or any Law.

5.10.                      Capitalization and Ownership of the Purchaser.  Schedule 5.10 sets forth, with respect to the Purchaser, (i) Purchaser’s authorized capital, (ii) the number of Purchaser’s securities that are outstanding, and (iii) the number of securities convertible into or exercisable or exchangeable for the Purchaser’s securities.  Except as set forth in the Exchange Act Filings, there is no Contract that requires or under any circumstance would require the Company to issue, or grant any right to acquire, any securities of the Purchaser, or any security or instrument exercisable or exchangeable for or convertible into, the capital stock of the Purchaser or to merge, consolidate, dissolve, liquidate, restructure, or recapitalize the Purchaser.

5.11.                      Financial Statements.

(a)           Purchaser has filed with the SEC true and correct copies of the audited consolidated balance sheets of Purchaser and its consolidated subsidiaries as of December 31, 2008and the related consolidated statements of operations, cash flows and stockholders’ equity and cash flows for the year then ended, including footnotes thereto (the “Purchaser Financial Statements”).  The Purchaser Financial Statements (i) were prepared in accordance with GAAP; (ii) fairly and accurately present the Purchaser’s financial condition and the results of its operations as of their respective dates and for the periods then ended, in all material respects; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Purchaser’s financial condition as of their dates, in all material respects; and (iv) contain and reflect adequate provisions for all reasonably anticipated liabilities for all material income, property, sales, payroll or other Taxes applicable to the Purchaser with respect to the periods then ended.  The Purchaser has heretofore delivered to the Company complete and accurate copies of all “management letters” received by it from the Purchaser’s accountants and all responses during the last three years by lawyers engaged by the Purchaser to inquiries from the Purchaser’s accountant or any predecessor accountants.

(b)           Except as specifically disclosed or as reflected in the Exchange Act Filings, reflected or fully reserved against in the Purchaser Financial Statements and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the date of the Purchaser Financial Statements, there are no liabilities, debts or obligations of any nature (whether accrued, absolute, contingent, liquidated or unliquidated, unasserted or otherwise) relating to the Purchaser.  All debts and liabilities, fixed or contingent, which should be included under GAAP on an accrual basis on the Purchaser Financial Statements are included therein.

5.12.                      Other Information. Neither this Agreement nor any of the documents filed by the Purchaser with the SEC, nor any other documents or other information made available to the Company, the Selling Group, the Sellers’ or their Affiliates, attorneys, accountants, agents or representatives pursuant hereto or in connection with the Company’s and the Sellers’ due diligence review of the business of the Purchaser or the transactions contemplated by this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.  To the best knowledge of the Purchaser has provided the Company with all material information regarding its business.

5.13.                      Compliance with Laws.  The Purchaser is not in violation of, has not violated, and to the knowledge of Purchaser, is not under investigation with respect to nor have been threatened to be charged with or given notice of, any violation or alleged violation of, any Law or Order, nor is there any basis for any such charge.

5.14.                      Money Laundering Laws.  The operations of the Purchaser are and have been conducted at all times in compliance with Money Laundering Laws and no Action involving the Purchaser with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

5.15.                      Ownership of Purchaser Ordinary Shares.  Upon issuance and delivery of the Purchaser Ordinary Shares to the Selling Group pursuant to this Agreement against payment of the consideration therefor, the Purchaser Ordinary Shares will be duly authorized and validly issued, fully paid and nonassessable, free and clear of all Liens, other than (i) restrictions arising from applicable securities laws, and (ii) any Lien created by or through the Selling Group. The issuance and sale of the Purchaser Ordinary Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

ARTICLE VI

COVENANTS OF THE COMPANY AND THE SELLERS PENDING CLOSING

The Company, Fenland and Wang covenant and agree that:

6.1.           Conduct of the Business.  From the date hereof through the Closing Date, the Company and each Subsidiary shall conduct the Business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, and shall not enter into any material transactions without the prior written consent of Purchaser, and use its best efforts to preserve intact the Company’s business relationships with employees, suppliers, customers and other third parties.  Without limiting the generality of the foregoing, from the date hereof until the Closing Date, without Purchaser’s prior written consent, neither the Company nor any Subsidiary shall:

(a)           except in the ordinary course of business, amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract (including contracts described in clause (b) below), or any other right or asset;

(b)           except as contemplated by this Agreement, enter into any contract, agreement, lease, license or commitment, which (i) is with respect to real property, (ii) except in the ordinary course of business, extends for a term of one year or more or (iii) obligates the payment of more than $2.0 million (individually or in the aggregate);

(c)           make any capital expenditures in excess of $5.0 million (individually or in the aggregate);

(d)           sell, lease, license or otherwise dispose of any assets or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein and (ii) sales of inventory in the ordinary course consistent with past practice;

(e)           pay, declare or promise to pay any dividends or other distributions with respect to its capital stock, or pay, declare or promise to pay any other payments to the Sellers, the Selling Group, or any Affiliate of the Company;

(f)           authorize any salary increase of more than 10% for any employee making an annual salary of greater than $100,000 or in excess of $100,000 in the aggregate on an annual basis or change the bonus or profit sharing policies of the Company;

(g)           except for Indebtedness listed on Schedule 6.1(g) obtain or suffer to exist any Indebtedness in excess of $5.0 million in the aggregate;

(h)           suffer or incur any Lien on any asset except for Liens existing as of the date hereof as set forth on Schedule 3.15(b);

(i)           suffer any material damage, destruction or loss of property related to any assets that is not covered by insurance;

(j)           delay, accelerate or cancel any receivables or Indebtedness or write-off or make further reserves against the same, except in the ordinary course of business;

(k)           merge or consolidate with or acquire any other Person or be acquired by any other Person;

(l)           suffer any insurance policy protecting assets to lapse;

(m)           make any change in its accounting principles or methods or write down the value of any inventory or assets;

(n)           change the place of business of the Company or any Subsidiary;

(o)           extend any loans to any Person, other than travel or other expense advances to employees in the ordinary course of business;

(p)           issue, redeem or repurchase any shares of its capital stock;

(q)           effect or agree to any changes in shipping practices, terms or rates;

(r)           reduce the prices of products sold from Inventory for customers except in the ordinary course of business;

(s)           effect or agree to any change in any practices or terms, including payment terms, with respect to customers or suppliers;

(t)           make or rescind any election related to Taxes, file any amended income Tax Return or make any changes in its methods of Tax accounting; or

(u)           agree to do any of the foregoing.

The Company will not (i) take or agree to take any action that might make any representation or warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

6.2.           Access to Information.

(a)           From the date hereof until and including the Closing Date, the Company and each Subsidiary shall (a) continue to give Purchaser, its counsel and other representatives full access to the offices, properties and Books and Records of the Company, (b) furnish to Purchaser, its counsel and other representatives such information relating to the Business as such Persons may request and (c) cause the employees, counsel, accountants and representatives of the Company and each Subsidiary to cooperate with Purchaser in its investigation of the Business; provided that no investigation pursuant to this Section 6.2 (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company, any Subsidiary, the Selling Group or the Sellers hereunder or under the Ancillary Agreements.

(b)           The Company shall arrange for representatives of Purchaser to meet with or speak to the representatives of the three largest customers of the Company and each Subsidiary.

6.3.           Notices of Certain Events.

(a)           The Company shall promptly notify Purchaser of:

(i)            any notice or other communication from any Person alleging or raising the possibility that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any claims or causes of action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Company or any Subsidiary to any such Person;

(ii)           any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement;

(iii)          any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting the Company, any Subsidiary or the Business or that relate to the consummation of the transactions contemplated by this Agreement; and

(iv)           the occurrence of any fact or circumstance which might make any representation made hereunder by the Company, any Subsidiary, the Selling Group and/or the Sellers false in any respect or result in the omission or the failure to state a material fact.

6.4.           SEC Filings.

(a)           The Company, Fenland and Wang acknowledge that:

(i)           the Purchaser’s stockholders must approve the transactions contemplated by this Agreement prior to the transactions contemplated hereby being consummated and that, in connection with such approval, the Purchaser must call a special meeting of its stockholders requiring Purchaser to prepare and file with the SEC a proxy statement and proxy card;

(ii)          the Purchaser will be required to file reports that may be required to contain information about the transactions contemplated by this Agreement; and

(iii)         the Purchaser will be required to file current reports to announce the transactions contemplated hereby and other significant events that may occur in connection with such transaction.

(b)           In connection with any filing the Purchaser makes with the SEC that requires information about the transactions contemplated by this Agreement to be included, the Company, Fenland and Wang will, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, use their best efforts to (i) cooperate with the Purchaser, (ii) respond to questions about the Company and any related party required in any filing or requested by the SEC, and (iii) provide any information requested by Purchaser or Purchaser’s representatives in connection with any filing with the SEC.

6.5.           Financial Information.  Fenland, Wang and the Company will provide final, audited 2008 Financial Statements to the Purchaser by April 10, 2009.  Fenland, Wang and the Company will provide additional financial information requested by the Purchaser for inclusion in any filings to be made by the Purchaser with the SEC.  If requested by the Purchaser, such information must be reviewed or audited by the Company’s auditors.

6.6.           Exclusivity.  So long as this Agreement has not been terminated in accordance with Article XIII hereof, neither the Company nor any of its affiliates, nor anyone acting on their behalf shall, directly or indirectly, (i) knowingly encourage, solicit, initiate or participate in discussions or negotiations with, or provide any information to or cooperate in any manner with any Person (an “Excluded Person”), other than Purchaser or their Affiliates, or an officer, partner, employee or other representative of an Excluded Person, concerning the sale of all or any part of the Business or the capital stock or other securities of the Company, whether such transaction takes the form of a sale of stock or assets, merger, consolidation or otherwise or any joint venture or partnership, or (ii) otherwise solicit, initiate or knowingly encourage the submission of any proposal contemplating the sale of all or any part of the Business of the Company or the capital stock or other securities of the Company, whether such transaction takes the form of a sale of stock or assets, merger, consolidation or otherwise or any joint venture or partnership or (iii) consummate any such transaction or accept any offer or agree to engage in any such transaction.  The Company, Fenland and Wang shall promptly communicate to Purchaser the terms of any proposal, contract or sale which it or they may receive in respect of any of the foregoing.  The Company, Fenland and Wang  will include the identity of the person making such proposal or offer, copies (if written) or a written description of the material terms (if oral) thereof and any other such material information with respect thereto as the Purchaser may reasonably request.

6.7.           Restructuring.  The Restructuring will be completed prior to the Closing.

ARTICLE VII

COVENANTS OF THE COMPANY AND THE SELLERS

The Company, each Seller, Fenland and Wang, severally but not jointly, covenant and agree that, and each of Fenland and Wang will covenant and agree at the Closing that:

7.1.           Confidentiality.  Except as otherwise required by law, Fenland and Wang shall not, without the prior written consent of Purchaser, or a person authorized thereby, disclose to any other Person or use (whether for its own account or the account of any other party) any confidential information or proprietary work product of Purchaser, the Company or any Subsidiary or any client of Purchaser, the Company or any Subsidiary.  In the event the Company or Wang believes that it is required to disclose any such confidential information pursuant to applicable Laws, the Company or Wang shall give timely written notice to Purchaser so that Purchaser may have an opportunity to obtain a protective order or other appropriate relief.  The Company and Wang shall cooperate fully in any such action by Purchaser.

7.2.           Non-Solicitation.

(a)           The Selling Group, Wang and their respective affiliates may not, during the period beginning on the Closing Date and ending one year after the Closing Date (the “Restriction Period”), directly or indirectly through any other individual, person or entity, employ, solicit or induce any individual who is, or was at any time during the period beginning on or after January 1, 2007 and through and after the Closing Date, an employee or consultant of the Company or any Subsidiary to terminate or refrain from renewing or extending his or her employment by or consulting relationship with the Company or any Subsidiary or to become employed by or enter into a consulting relationship with the Sellers, the Selling Group, Wang or any of their respective Affiliates or any other individual, person or entity.

(b)           The Selling Group, Wang and their respective Affiliates may not, during the Restriction Period, directly or indirectly through any other individual, person or entity, solicit, persuade or induce any Customer or supplier to terminate, reduce or refrain from renewing or extending his, her or its contractual or other relationship with the Company or any Subsidiary or to become a customer or supplier of or enter into any contractual or other relationship with the Selling Group, Wang and their respective Affiliates or any other individual, person or entity, directly or indirectly, in regard to the sale of products or services similar or identical to those manufactured, marketed, purchased or sold by the Company or any Subsidiary as of the Closing Date.  For purposes hereof, “Customer” means any individual, person or entity which is or was at any point in time during the two (2) year period prior to the Closing Date a customer of the Company or any Subsidiary.

7.3.           Non-Competition.  During the Restriction Period, the Selling Group, Wang and their respective Affiliates, directly or indirectly, in his, her and its own capacity or through one or more Affiliates, whether as owner, consultant, executive, partner, member, manager, officer, director, venturer, or agent, or through stock ownership, investment of capital, lending of money or property, or rendering of services, or otherwise, engage in the Business; provided, that the Sellers may own, in the aggregate, not more than 3% of the outstanding shares of a company engaged in such Business if such shares are listed on a national securities exchange.

7.4.           Reporting and Compliance With Law.  From the date hereof through the Closing Date, the Company and each Subsidiary shall duly and timely file all Tax Returns required to be filed with Authorities, pay any and all Taxes required by any Authority and duly observe and conform, in all material respects, to all applicable Laws and Orders.

7.5.           Injunctive Relief.  If any party breaches, or threatens to commit a breach of, any of the covenants set forth in Sections 7.1, 7.2, 7.3 or Section 14.4 (the “Restrictive Covenants”), Purchaser shall have the following rights and remedies, which shall be in addition to, and not in lieu of, any other rights and remedies available to Purchaser by agreement (including those set forth in Section 11.1 hereof), under law or in equity:

(a)           The right and remedy to have the Restrictive Covenants specifically enforced by any court having equity jurisdiction, all without the need to post a bond or any other security or to prove any amount of actual damage or that money damages would not provide an adequate remedy, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to Purchaser and that monetary damages will not provide adequate remedy to Purchaser; and

(b)           The right and remedy to require the breaching party (i) to account for and pay over to Purchaser all compensation, profits, monies, accruals, increments or other benefits derived or received by the Company or any associated party as the result of any such breach; and (ii) to indemnify Purchaser against any other losses, damages (including special and consequential damages), costs and expenses, including actual attorneys fees and court costs, which may be incurred by it and which result from or arise out of any such breach or threatened breach.

ARTICLE VIII
COVENANTS OF ALL PARTIES HERETO

The parties hereto, as applicable, covenant and agree that:

8.1.           Best Efforts; Further Assurances.  Subject to the terms and conditions of this Agreement, each party shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and in the case of the Company and the Selling Group and Wang as reasonably requested by Purchaser, to consummate and implement expeditiously the transactions contemplated by this Agreement.  The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

8.2.           Confidentiality of Transaction.  Any information (except publicly available or freely usable material obtained from another source) respecting any party or its Affiliates will be kept in strict confidence by all other parties to this Agreement and their agents.  Except as required by Law, neither the Company, Fenland or Wang, nor any of their respective Affiliates, directors, officers, employees or agents will disclose the terms of the transactions contemplated hereunder at any time, currently, or on or after the Closing, regardless of whether the Closing takes place, except as necessary to their attorneys, accountants and professional advisors, in which instance such persons and any employees or agents of the Company shall be advised of the confidential nature of the terms of the transaction and shall themselves be required by the Company to keep such information confidential.  Except as required by Law, each party shall retain all information obtained from the other and their lawyers on a confidential basis except such information may be discussed as necessary to their attorneys, accountants and professional advisors, in which instance such persons and any employees or agents of such party shall be advised of the confidential nature of the terms of the transaction and shall themselves be required by such party to keep such information confidential.

8.3.           Best Efforts to Obtain Consents.  The Company hereby agrees to use its reasonable best efforts to obtain each respective Company Consent as promptly as practicable hereafter.

8.4.           Tax Matters.

(a)           The Selling Group shall prepare or cause to be prepared and file or cause to be filed on a timely basis all Tax Returns with respect to the Company for taxable periods ending on or prior to the date that includes the Closing Date.  Such Tax Returns shall be true, correct and complete, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding periods and shall not make, amend, revoke or terminate any election or change any accounting practice or procedure without Purchaser’s consent.  The Selling Group shall give a copy of each such Tax Return to Purchaser with sufficient time for its review and comment prior to filing.  The Selling Group shall pay or cause to be paid the Taxes shown due and owing on such Returns.  Purchaser’s receipt or review of or giving comments on any Tax Return does not affect the obligations of the Selling Group pursuant to Article XI of this Agreement. The Company will permit the Selling Group and its representatives to have reasonable access to the Company’s respective officers, directors, employees, agents, assets and properties and all relevant Books and Records relating to the Business and assets of the Company during normal business hours and will furnish to the Selling Group and its representatives such information, financial records and other documents relating to the Company and the Business as may reasonably be requested; provided, however, that such access and information is reasonably related to the completion of the Tax Returns the Selling Group is required to file pursuant to this Section 8.4(a).  Any such information, financial records and other documents relating to the Company and the Business provided to the Selling Group and its representatives shall be subject to the provisions of Section 7.1 of this Agreement, but such information may be incorporated into any such Tax Return.

(b)           To the extent permitted by applicable law, the parties shall elect to treat the period that includes the Closing Date with respect to any Tax as ending on the date that includes the Closing Date and shall take such steps as may be necessary therefor.  For purposes of this Agreement, any Taxes for a period which includes but does not end on the date that includes the Closing Date shall be allocated between the period through and including the date that includes the Closing Date (the “Pre-Closing Period”) and the balance of the period based on an interim closing of the books as of the close of the date that includes the Closing Date, provided, however, that any real property or personal property taxes and any annual exemption amounts shall be allocated based on the relative number of days in the Pre-Closing Period and the balance of the period.

8.5.           Registration.

(a)           Piggy-Back Registration.  (i) If at any time prior to the one year anniversary of the Closing Date, the Purchaser proposes to register any of its securities under the Act for its own account or for the account of any security holder other than the Selling Group, other than pursuant to a registration statement on Form S-4, F-4 or S-8 or any successor forms thereto, the Purchaser will give written notice to the Selling Group of its intention to effect such a registration not later than ten (10) days prior to the anticipated filing date (a “Piggyback Registration”).  The Purchaser will include in such Piggyback Registration all Registrable Securities with respect to which the Purchaser has received written requests for inclusion therein within ten (10) Business Days after the receipt by the Selling Group of the Purchaser’s notice. The Selling Group shall be permitted to withdraw all or any part of the Registrable Securities from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration.  If a Piggyback Registration is an underwritten offering, all Persons whose securities are included in the Piggyback Registration shall be obligated to sell their securities on the terms and conditions of the underwriting.

(ii)           If a Piggyback Registration is an underwritten registration, and the managing underwriters advise the Purchaser in writing that in their opinion the total number or dollar amount of securities requested to be included in such registration exceeds the number or dollar amount of securities which can be sold in such offering, and such offering was demanded by persons other than the Selling Group, the Purchaser will include in such registration in the following priority: (1) first, Purchaser securities sold for the account of any third-party holders if the registration was initiated by such holders pursuant to contractual demand registration rights, (2) second, pro-rata among the holders of any other securities according to the number of shares requested to be registered by such other holders and the Selling Group, (3) Purchaser Ordinary Shares sold for the account of the Purchaser, and (4) pro-rata among any other holders of Purchaser securities.

(iii)           If a Piggyback Registration is an underwritten registration, and the managing underwriters advise the Purchaser in writing that in their opinion the total number or dollar amount of securities requested to be included in such registration exceeds the number or dollar amount of securities which can be sold in such offering, and the Purchaser initiated the registration for the purpose of selling Purchaser securities for its own account, the Purchaser will include in such registration in the following priority: (1) first, Purchaser Ordinary Shares sold for the account of the Purchaser; and (2) second, pro-rata among any other holders of any other securities exercising contractual registration rights and the Selling Group according to the number of shares requested to be registered by such other holders and the Selling Group.

8.6.           Procedures on Registration.  If and whenever the Purchaser is required by the provisions hereof to effect the registration of any Registrable Securities under the Act, the Purchaser will:

(a)           furnish to the Selling Group such number of copies of the registration statement and the prospectus included therein as the Selling Group reasonably may request to facilitate the public sale or disposition of the Registrable Securities covered by such registration statement;

(b)           use its commercially reasonable efforts to register or qualify the Selling Group’s Registrable Securities covered by such registration statement under the securities or “blue sky” laws of such jurisdictions within the United States as the Selling Group may reasonably request, provided, however, that the Purchaser shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

(c)           list the Registrable Securities covered by such registration statement with any securities exchange on which the Common Stock of the Purchaser is then listed;

(d)           immediately notify the Selling Group at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event of which the Purchaser has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and

(e)           notify the Selling Group of the effectiveness of each registration statement filed.

8.7.           Lock-Up.  Fenland and Wang will enter into Lock-Up Agreements pursuant to which Fenland and Wang will not be entitled to sell, hypothecate or otherwise transfer, in any way, shape or form, the Purchaser Ordinary Shares issued to Fenland pursuant to the terms of this Agreement.

ARTICLE IX
CONDITIONS TO CLOSING

9.1.           Condition to the Obligations of Purchaser, the Sellers, the Selling Group and the Company. The obligations of Purchaser, the Sellers, the Selling Group and the Company to consummate the Closing are subject to the satisfaction of all the following conditions:

(a)           No provision of any applicable Law or Order shall prohibit or impose any condition on the consummation of the Closing or limit in any material way Purchaser’s right to control or operate the Company, or any material portion of the Business.

(b)           There shall not be pending or threatened any proceeding by a third-party to enjoin or otherwise restrict the consummation of the Closing.

(c)           Purchaser’s stockholders shall have approved the transactions contemplated by this Agreement and fewer than 30% of the issued and outstanding Purchaser Ordinary Shares owned by Purchaser’s public stockholders will have exercised their redemption rights (as specified in the Purchaser’s Memorandum and Articles of Association).

9.2.           Conditions to Obligations of Purchaser. In addition to the terms and provisions of Section 2.3, the obligation of Purchaser to consummate the Closing is subject to the satisfaction, or the waiver at Purchaser’s and the Purchaser’s sole and absolute discretion, of all the following further conditions:

(a)           (i) Each of the Company, each Seller and the Selling Group shall have duly performed in all material respects all of their respective obligations hereunder required to be performed by them at or prior to the Closing Date, (ii) the representations and warranties of the Company, Fenland, Wang, the Sellers and the Selling Group contained or referred to in this Agreement, the Additional Agreements and in any certificate or other writing delivered by the Company or the Selling Group pursuant hereto, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct at and as of the Closing Date, as if made at and as of such date with only such exceptions as could not in the aggregate reasonably be expected to have a Material Adverse Effect, (iii) there shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Change or a Material Adverse Effect, regardless of whether it involved a known risk, and (iv) Purchaser shall have received a certificate signed by the President and Secretary of the Company to the effect set forth in clauses (i), (ii) and (iii) of this Section 9.2(a).

(b)           Purchaser shall have received (i) a certified copy of the organizational documents of the Company and each Subsidiary, (ii) copies of resolutions duly adopted by (a) the Board of Directors of the Company and (b) the Board of Directors of the Selling Group, authorizing this Agreement and the Additional Agreements (if necessary) and the transactions contemplated hereby and thereby, (iii) a certificate of the Secretary of the Company certifying each of the foregoing and as to signatures of the officer(s) authorized to execute this Agreement and any certificate or document to be delivered pursuant hereto, together with evidence of the incumbency of such Secretary, and (iv) a recent good standing certificate regarding the Company and each Subsidiary from the applicable regulatory authority in its jurisdiction of formation and each other jurisdiction in which the Company and each Subsidiary is qualified to do business.

(c)           Purchaser shall have reasonably determined that, after Purchaser has had the opportunity to meet or speak to representatives of the three largest customers of the Company and each Subsidiary pursuant to Section 6.2, all such customers will continue the relationship such customer had with the Company.

(d)           Purchaser shall have received a copy of all material Company Consents (including any required consents of the landlords under the Leases), in form and substance reasonably satisfactory to Purchaser, and no such material Company Consent shall have been revoked.

(e)           The Company shall have delivered to Purchaser documents satisfactory to Purchaser to evidence the release of all Liens on any portion of the assets of the Company and the filing of appropriate termination statements.

(f)           The Purchaser shall have received updated Schedules to this Agreement as of a date within three days of the Closing Date.

(g)           Purchaser’s stockholders approve the transactions contemplated by this Agreement by June 26, 2009.

(h)           Purchaser will have received an opinion of counsel to the Company and the Selling Group substantially in the form of Exhibit B hereto.

(i)           Certificates representing all of the Shares shall be presented at the Closing for cancellation, together with the original stock ledgers and minute books of the Company.

(j)           The Additional Agreements shall be in full force and effect or become effective on the Closing Date.

(k)           The Company’s Director and Officer insurance policy shall include the officers and directors of the Purchaser.

(l)           Each of the persons listed on Schedule 9.2(l) will have entered into an employment agreement with the Company (collectively, the “Employment Agreements”).

(m)           The Restructuring will have been completed and Fenland, Wang and the Selling Group shall have provided the applicable representations and warranties required by this Agreement and shall have satisfied all of their obligations under the terms of this Agreement.

9.3.           Conditions to Obligations of the Company and the Selling Group.  In addition to the terms and provisions of Section 2.3, the obligation of the Company, Fenland and Wang to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s and the Sellers’ discretion, of all the following further conditions:

(a)           The Purchaser shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Purchaser contained in this Agreement, the Additional Agreements and in any certificate or other writing delivered by Purchaser pursuant hereto, disregarding all qualifications and expectations contained therein relating to materiality, shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date, provided, however, that the Purchaser and/or its affiliates, are permitted to enter into such arrangements as would be necessary for the Purchaser to secure the approval of its stockholders of the transactions contemplated by this Agreement (including such arrangements as would require the Combined Company to use monies available due to the transactions contemplated by this Agreement), and (iii) the Selling Group and the Company shall have received a certificate signed by an authorized officer of Purchaser to the effect set forth in clauses (i) and (ii) of this Section 9.2(a).

(b)           The Company and the Selling Group shall have received (i) a copy of the organizational documents of each of Purchaser, (ii) copies of resolutions duly adopted by the Boards of Directors of the Purchaser authorizing this Agreement and the Additional Agreements (if necessary) and the transaction contemplated hereby and thereby, (iii) a certificate of the Secretary or Assistant Secretary of Purchaser certifying each of the foregoing and as to signatures of the officer(s) authorized to execute this Agreement and any certificate or document to be delivered pursuant hereto, together with evidence of the incumbency of such Secretary or Assistant Secretary, and (iv) a recent good standing certificate regarding Purchaser from the office of the Secretary of State of its respective jurisdiction of organization and each other jurisdiction in which each of Purchaser is qualified to do business.

ARTICLE X
RELIANCE ON REPRESENTATIONS AND WARRANTIES

10.1.                      Reliance on Representations and Warranties of the Company and the Sellers.  Notwithstanding any right of Purchaser to fully investigate the affairs of the Company and notwithstanding any knowledge of facts determined or determinable by Purchaser pursuant to such investigation or right of investigation, Purchaser shall have the right to rely fully upon the representations, warranties, covenants and agreements of the Company, the Sellers, the Selling Group and Wang contained in this Agreement.

10.2.                      Reliance on Representations and Warranties of Purchaser. Notwithstanding any right of the Company or the Sellers to investigate the affairs of Purchaser and notwithstanding any knowledge of facts determined or determinable by the Company or the Sellers pursuant to such investigation or right of investigation, the Company and the Sellers shall have the right to rely fully upon the representations, warranties, covenants and agreements of Purchaser contained in this Agreement.

ARTICLE XI
INDEMNIFICATION

11.1.                      Indemnification of Purchaser.  Fenland and Wang hereby jointly and severally agree to indemnify and hold harmless Purchaser and their Affiliates and each of their respective directors, officers, employees, shareholders, attorneys and agents and permitted assignees (collectively, the “Purchaser Indemnitees,” provided, however, the term “Purchaser Indemnitees” shall not include Wang regardless of their capacity), against and in respect of any and all loss, payment, demand, penalty, liability, judgment, damage, diminution in value, claim or out-of-pocket costs and expenses (including actual costs of investigation and attorneys’ fees and other costs and expenses) (all of the foregoing collectively, “Losses”) incurred or sustained by any Purchaser Indemnitee as a result of (i) any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of the Company, Fenland, Wang, the Selling Group or the Sellers contained herein or in the Additional Agreements or any certificate or other writing delivered pursuant hereto, (ii) the failure to pay any claims by any third parties (including breach of contract claims, violations of warranties, trademark infringement, privacy violations, torts or consumer complaints) with respect to the business of the Company for any period prior to the Closing Date, or (iii) any payment the Company is required to make under any third-party guaranties; provided, that Losses in connection with Section 11.1(ii), shall be deemed to include any amounts payable after the Closing pursuant to or otherwise in connection with any of the foregoing matters.  For purposes of any indemnification claim pursuant to Section 11.1, any current member of the Board of Directors of the Purchaser who remains on the Board of Directors of the Purchaser following the Closing shall have the right to bring and prosecute such an indemnification claim in the name of and on behalf of the Purchaser, regardless of there being authorization by the post-transaction Board of Directors of the Purchaser.

11.2.                      Indemnification of Sellers.  Purchaser hereby agree to indemnify and hold harmless the Selling Group, Fenland and Wang and their respective Affiliates, and each of their respective directors, officers, employees, shareholders, attorneys, agents and permitted assignees (the “Company Indemnitees”) against and in respect of any Losses incurred or sustained by the Company Indemnitees after the Closing as a result of (i) any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of Purchaser contained herein or any certificate or other writing delivered pursuant hereto, and (ii) actions or inactions of the Purchaser with regard to the Business occurring after the Closing.

11.3.                      Procedure.  The following shall apply with respect to all claims by either a Purchaser Indemnitee or a Company Indemnitee (together, “Indemnified Party”) for indemnification:

(a)           An Indemnified Party shall give the party required to provide indemnification pursuant to Section 11.1 or 11.2 (each an “Indemnifying Party”), prompt written notice (an “Indemnification Notice”) of any third-party claim, investigation, action, suit, hearing or proceeding with respect to which such Indemnified Party seeks indemnification pursuant to Section 11.1 or 11.2 (a “Third Party Claim”), which shall describe in reasonable detail the loss, liability or damage that has been or may be suffered by the Indemnified Party.  The failure to give the Indemnification Notice shall not impair any of the rights or benefits of such Indemnified Party under Section 11.1 or 11.2, except to the extent such failure materially and adversely affects the ability of the Indemnifying Parties to defend such claim or to the limited extent the failure to give such notice increases the amount of such liability.

(b)           In the case of any Third Party Claims as to which indemnification is sought by any Indemnified Party, such Indemnified Party shall be entitled, at the sole expense and liability of the Indemnifying Party, to exercise full control of the defense, compromise or settlement of any Third Party Claim unless the Indemnifying Party, within a reasonable time after the giving of an Indemnification Notice by the Indemnified Party (but in any event within 10 days thereafter), shall (i) deliver a written confirmation to such Indemnified Party that the indemnification provisions of Section 11.1 or 11.2 are applicable to such claim, investigation, action, suit, hearing or proceeding and the Indemnifying Parties will indemnify such Indemnified Party in respect of such claim, investigation, action or proceeding pursuant to the terms of Section 11.1 or 11.2 and, notwithstanding anything to the contrary, shall do so without asserting any challenge, defense, limitation on the Indemnifying Parties liability for Losses, counterclaim or offset, (ii) notify such Indemnified Party in writing that the Indemnifying Parties are assuming the defense thereof, and (iii) retain legal counsel reasonably satisfactory to such Indemnified Party to conduct the defense of such Third Party Claim.

(c)           If the Indemnifying Party assumes the defense of any such Third Party Claim then the Indemnified Party shall cooperate with the Indemnifying Party in any manner reasonably requested in connection with the defense, compromise or settlement thereof.  If the Indemnifying Parties so assume the defense of any such Third Party Claim the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of such Indemnified Party unless (i) the Indemnifying Parties have agreed to pay such fees and expenses, or (ii) the named parties to any such Third Party Claim (including any impleaded parties) include an Indemnified Party and an Indemnifying Party and such Indemnified Party shall have been advised by its counsel that there may be a conflict of interest between such Indemnified Party and the Indemnifying Parties in the conduct of the defense thereof, and in any such case the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Parties.

(d)           If the Indemnifying Party elects to direct the defense of any Third Party Claim, the Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless the Indemnifying Parties withdraw from or fail to vigorously prosecute the defense of such asserted liability, or unless a judgment is entered against the Indemnified Party for such liability.  If the Indemnifying Parties do not elect to defend, or if, after commencing or undertaking any such defense, the Indemnifying Parties fail to prosecute vigorously or withdraw such defense, the Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Indemnifying Parties’ expense.  Notwithstanding anything to the contrary, the Indemnifying Parties shall not be entitled to control, but may participate in, and the Indemnified Party (at the expense of the Indemnifying Parties) shall be entitled to have sole control over, the defense or settlement of (x) that part of any Third Party Claim (i) that seeks a temporary restraining order, a preliminary or permanent injunction or specific performance against the Indemnified Party, or (ii) to the extent such Third Party Claim involves criminal allegations against the Indemnified Party or (y) the entire Third Party Claim if such Third Party Claim could impose liability on the part of the Indemnified Party in an amount which is greater than the amount as to which the Indemnified Party is entitled to indemnification under this Agreement.  In the event the Indemnified Party retains control of the Third Party Claim, the Indemnified Party will not settle the subject claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed.

(e)           If the Indemnified Party assumes the defense of any such Third Party Claim pursuant to Section 11.1 or 11.2 and proposes to settle the same prior to a final judgment thereon or to forgo appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Parties prompt written notice thereof and the Indemnifying Parties shall have the right to participate in the settlement, assume or reassume the defense thereof or prosecute such appeal, in each case at the Indemnifying Parties’ expense.  The Indemnifying Parties shall not, without the prior written consent of such Indemnified Party, settle or compromise or consent to entry of any judgment with respect to any such Third Party Claim (i) in which any relief other than the payment of money damages is or may be sought against such Indemnified Party or (ii) which does not include as an unconditional term thereof the giving by the claimant, person conducting such investigation or initiating such hearing, plaintiff or petitioner to such Indemnified Party a release from all liability with respect to such Third Party Claim and all other claims or causes of action (known or unknown) arising or which might arise out of the same facts.

11.4.                      Periodic Payments.  Any indemnification required by Section 11.1 or 11.2 for costs, disbursements or expenses of any Indemnified Party in connection with investigating, preparing to defend or defending any claim, action, suit, hearing, proceeding or investigation shall be made by periodic payments by the Indemnifying Parties to each Indemnified Party during the course of the investigation or defense, as and when bills are received or costs, disbursements or expenses are incurred.

11.5.                      Insurance.  Any indemnification payments hereunder shall only be reduced by any insurance proceeds or other third party reimbursement actually received by the Company.

11.6.                      Limitations on Indemnification.  Notwithstanding anything to the contrary in this Article XI, (a) no claim for indemnification shall be made by either Indemnified Party unless the aggregate claims of such Indemnified Party exceed one hundred thousand dollars ($100,000) (the “Deductible Amount”), in which event all claims of such party above the Deductible Amount shall be recoverable hereunder; and (b) in no event shall an Indemnifying Party’s aggregate obligation to indemnify an Indemnified Party exceed thirty million dollars ($30,000,000).

11.7.                      Survival of Indemnification Rights.  The representations and warranties of the Company, the Sellers, the Selling Group and Purchaser shall survive until the 18 month anniversary of the Closing Date.  The indemnification to which any Indemnified Party is entitled from the Indemnifying Parties pursuant to Section 11.1 or 11.2 for Losses shall be effective so long as it is asserted prior to the 18 month anniversary of the Closing Date in the case of all representations and warranties of the Sellers and Purchaser hereunder.

11.8.                      Offset.  Any indemnification to be paid pursuant to this Article XI will be paid  in Purchaser Ordinary Shares or cash.

(a)           In the event that the Purchaser Indemnitees are entitled to indemnification pursuant to this Article XI, the indemnification shall take the form of Purchaser Ordinary Shares issued, with each share being deemed to have a value $7.97.  The Purchaser Ordinary Shares to pay for such indemnification shall be taken, first, from the shares held in escrow pursuant to the Escrow Agreement, pro rata based upon each Indemnifying Party’s Purchaser Ordinary Shares received pursuant to this Agreement, and, second, from the Purchaser Ordinary Shares held by Fenland or Wang.  In the event that Fenland or Wang  has sold the Purchaser Ordinary Shares which would have been used to satisfy the indemnification obligation, Fenland and Wang agree that either it, its affiliates, or its successors will pay, pro rata based upon each Indemnifying Party’s Purchaser Ordinary Shares received pursuant to this Agreement, the amount due to the Purchaser Indemnitees pursuant to this Article XI in cash.

(b)           In the event that the Company Indemnitees are entitled to indemnification pursuant to this Article XI, the indemnification shall take the form of Purchaser Ordinary Shares issued by the Purchaser, with each share being deemed to have a value $7.97.

ARTICLE XII

DISPUTE RESOLUTION

12.1.                      Arbitration.

(a)           In the event a dispute arises relating to this Agreement, the parties agree to meet to resolve their disputes in good faith.  Any party may seek injunctive relief, without the need to post a bond, pending the completion of arbitration under this Agreement for any breach or threatened breach of any covenant contained herein.

(b)           If after good faith negotiations the dispute is not resolved, the parties shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement, or any Additional Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement or any Additional Agreement) or any alleged breach thereof (including any action in tort, contract, equity, or otherwise), to binding arbitration before one arbitrator that is familiar with the Business and not an Affiliate of any party to this Agreement (“Arbitrator”).  The parties agree that binding arbitration shall be the sole means of resolving any dispute, claim, or controversy arising out of or relating to this Agreement or any Additional Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance or enforcement of this Agreement or any Additional Agreement) or any alleged breach thereof (including any claim in tort, contract, equity, or otherwise).

(c)           If the parties cannot agree upon the Arbitrator, the Arbitrator shall be selected by the New York chapter head of the American Arbitration Association upon the request of either side.  The Arbitrator shall be selected within 30 days of request.

(d)           The laws of the State of New York shall apply to any arbitration hereunder.  In any arbitration hereunder, this Agreement and any agreement contemplated hereby shall be governed by the laws of the State of New York applicable to a contract negotiated, signed, and wholly to be performed in the State of New York, which laws the Arbitrator shall apply in rendering his decision.  The Arbitrator shall issue a written decision, setting forth findings of fact and conclusions of law, within sixty (60) days after he shall have been selected.  The Arbitrator shall have no authority to award punitive or other exemplary damages.

(e)           The arbitration shall be held in the City of New York, New York in accordance with and under the then-current provisions of the rules of the American Arbitration Association, except as otherwise provided herein.

(f)           On application to the Arbitrator, any party shall have rights to discovery to the same extent as would be provided under the Federal Rules of Civil Procedure, and the Federal Rules of Evidence shall apply to any arbitration under this Agreement; provided, however, that the Arbitrator shall limit any discovery or evidence such that his decision shall be rendered within the period referred to in Section 12.1(d).

(g)           The Arbitrator may, at his discretion and at the expense of the party who will bear the cost of the arbitration, employ experts to assist him in his determinations.

(h)           The costs of the arbitration proceeding and any proceeding in court to confirm any arbitration award or to obtain relief as provided in Section 12.1, as applicable (including actual attorneys’ fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator’s decision, unless the Arbitrator shall otherwise allocate such costs for the reasons set forth in such decision.  The determination of the Arbitrator shall be final and binding upon the parties and not subject to appeal.

(i)           Any judgment upon any award rendered by the Arbitrator may be entered in and enforced by any court of competent jurisdiction.  The parties expressly consent to the exclusive jurisdiction of the courts (Federal and state) in New York, New York to enforce any award of the Arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the Arbitration.  The parties expressly consent to the personal and subject matter jurisdiction of the Arbitrator to arbitrate any and all matters to be submitted to arbitration hereunder.  None of the parties hereto shall challenge any arbitration hereunder on the grounds that any party necessary to such arbitration (including the parties hereto) shall have been absent from such arbitration for any reason, including that such party shall have been the subject of any bankruptcy, reorganization, or insolvency proceeding.

(j)           The parties shall indemnify the Arbitrator and any experts employed by the Arbitrator and hold them harmless from and against any claim or demand arising out of any arbitration under this Agreement or any agreement contemplated hereby, unless resulting from the willful misconduct of the person indemnified.

(k)           This arbitration clause shall survive the termination of this Agreement and any agreement contemplated hereby.

12.2.        Waiver of Jury Trial; Exemplary Damages.  ALL PARTIES HEREBY WAIVE THEIR RIGHTS TO TRIAL BY JURY WITH RESPECT TO ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT.  No party shall be awarded punitive or other exemplary damages respecting any dispute arising under this Agreement or any Additional Agreement.

12.3.        Attorneys’ Fees.  The unsuccessful party to any court or other proceeding arising out of this Agreement that is not resolved by arbitration under Section 12.1 shall pay to the prevailing party all actual attorneys’ fees and costs actually incurred by the prevailing party, in addition to any other relief to which it may be entitled.  As used in this Section 12.3 and elsewhere in this Agreement, “actual attorneys’ fees” means the full and actual cost of any legal services actually performed in connection with the matter for which such fees are sought, calculated on the basis on the usual fees charged by the attorneys performing such services, and shall not be limited to “reasonable attorneys’ fees” as that term may be defined in statutory or decisional law.

ARTICLE XIII

TERMINATION

13.1.        Termination Without Default.  In the event that the Closing of the transactions contemplated hereunder has not occurred by July 31, 2009 (the “Outside Closing Date”) and no material breach of this Agreement by the party seeking to terminate this Agreement shall have occurred or have been made (as provided in Section 13.2 hereof), Purchaser and the Company and the Sellers shall have the right, at its or their sole option, to terminate this Agreement without liability to the other side.  Such right may be exercised by Purchaser, on the one hand, or the Company and the Sellers, on the other, as the case may be, giving written notice to the other at any time after the Outside Closing Date.

13.2.        Termination Upon Default.

(a)           Purchaser may terminate this Agreement by giving notice to the Company and the Selling Group on or prior to the Closing Date, without prejudice to any rights or obligations Purchaser may have, if the Company or the Selling Group shall have materially breached any representation or warranty or breached any agreement or covenant contained herein or in any Additional Agreement to be performed prior to Closing and such breach shall not be cured within the earlier of the Outside Closing Date and five (5) days following receipt by the Company or the Selling Group of a notice describing in reasonable detail the nature of such breach.

(b)           The Company and the Selling Group may terminate this Agreement by giving prior written notice to Purchaser on or prior to the Closing, without prejudice to any rights or obligations the Company or the Selling Group may have, if Purchaser shall have materially breached any of its covenants, agreements, representations, and warranties contained herein to be performed prior to Closing and such breach shall not be cured within the earlier of the Outside Closing Date and five (5) days following receipt by Purchaser of a notice describing in reasonable detail the nature of such breach.

(c)           In the event that this Agreement is appropriately terminated pursuant to this Section 13.2, the non-terminating party shall pay the terminating party $1.0 million within 10 days of such termination.

13.3.                      Survival.  The provisions of Article XI and Article XII and Sections 8.2 and 14.4 shall survive any termination hereof pursuant to this Article XIII.

ARTICLE XIV

MISCELLANEOUS

14.1.                      Waiver. Reference is made to the final prospectus of the Purchaser, dated June 18, 2007 (the “Prospectus”).

(a)           The Company, Sellers and Wang have read the Prospectus and understand that the Purchaser has established a trust account, initially in an amount of at least $27,825,000 for the benefit of the Public Stockholders and the underwriters of the Company’s initial public offering (the “Underwriters”) and that, except for a portion of the interest earned on the amounts held in the trust account, the Purchaser may disburse monies from the trust account only: (i) to the Purchaser’s public stockholders in the event of the redemption of their shares or the dissolution and liquidation of the Purchaser or (ii) to the Purchaser and the Underwriters after it consummates a business combination.

(b)           For and in consideration of the Purchaser agreeing to enter into this Agreement with the Company, Sellers and Wang, each hereby agrees that it does not have any right, title, interest or claim of any kind (the “Claim”) in or to any monies in the trust account and hereby agrees that it will not seek recourse against the trust account for any Claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Purchaser.

14.2.                      Notices.  All notices, requests, demands and other communications to any party hereunder shall be in writing and shall be given to such party at its address or telecopier number set forth below, or such other address or telecopier number as such party may hereinafter specify by notice to each other party hereto:

if to Purchaser, to:

c/o China Discovery Acquisition Corp.
Tower C, Van Tone Centre,Suite 1203,
6 Chaowai Street, Chaoyang District, Beijing 100020
People’s Republic of China
Attn: Beatrice Hom
Telecopy:

with a copy to:

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attention: Mitchell S. Nussbaum
Telecopy:

if to the Company, the Selling Group or the Sellers:

c/o HeNan Smart Food
No. 322 Zhongshan East Road,
Shijiazhuang, Hebei Province, 050011,
People’s Republic of China
Attention: Wang Youli
Telecopy:

Each such notice, request or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified herein and the appropriate answer back is received or, (ii) if given by certified mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, properly addressed or, (iii) if given by any other means, when delivered at the address specified herein.

14.3.                      Amendments; No Waivers.

(a)           Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)           No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

14.4.                      Ambiguities.  The parties acknowledge that each party and its counsel has materially participated in the drafting of this Agreement and consequently the rule of contract interpretation that, and ambiguities if any in, the writing be construed against the drafter, shall not apply.

14.5.                      Publicity.  Except as required by law, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto.

14.6.                      Expenses.  Except as specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense.

14.7.                      Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that (i) neither the Company nor the Sellers may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of Purchaser; and (ii) in the event Purchaser assigns its rights and obligations under this Agreement to an Affiliate, Purchaser shall continue to remain liable for its obligations hereunder.  Except as specifically set forth in clauses (ii) and (iii) above, neither Purchaser nor the Purchaser may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the Company.

14.8.                      Governing Law; Jurisdiction.  This Agreement has been entered into in the State of New York.  This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.  The parties hereto hereby irrevocably consent to the exclusive jurisdiction of the state or federal courts sitting in the City of New York, State of New York in connection with any controversy or claim arising out of or relating to this Agreement, or the negotiation or breach thereof, and hereby waive any claim or defense that such forum is inconvenient or otherwise improper.  Each party hereby agrees that any such court shall have in personam jurisdiction over it and consents to service of process in any manner authorized by New York law.

14.9.                      Counterparts; Effectiveness.  This Agreement may be signed by facsimile signatures and in any number of counterparts, each of which shall be an original and all of which shall be deemed to be one and the same instrument, with the same effect as if the signatures thereto and hereto were upon the same instrument.

14.10.                      Entire Agreement.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, among the parties with respect to the subject matter of this Agreement.  No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto.  Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder other than Indemnified Parties as set forth in Section 10.1 and 10.2 hereof, which shall be third party beneficiaries hereof.

14.11.                      Severability. If any one or more provisions of this Agreement shall, for any reasons, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

14.12.                      Captions.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

14.13.                      Construction.  References in this Agreement to “Articles,” “Sections,” “Schedules” and “Exhibits” shall be to the Articles, Sections, Schedules and Exhibits of this Agreement, unless otherwise specifically provided; all Schedules to this Agreement are incorporated herein by reference; any use in this Agreement of the singular or plural, or the masculine, feminine or neuter gender, shall be deemed to include the others, unless the context otherwise requires; the words “herein”, “hereof” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; the word “including” when used in this Agreement shall mean “including without limitation”; and except as otherwise specified in this Agreement, all references in this Agreement (a) to any agreement, document, certificate or other written instrument shall be a reference to such agreement, document, certificate or instrument, in each case together with all exhibits, schedules, attachments and appendices thereto, and as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof; and (b) to any law, statute or regulation shall be deemed references to such law, statute or regulation as the same may be supplemented, amended, consolidated, superseded or modified from time to time.

[The balance of this page is intentionally left blank]

IN WITNESS WHEREOF, Purchaser, Fenland, Wang and the Company have caused this Agreement to be duly executed by their respective authorized officers and Wang have executed this Agreement as of the day and year first above written.

CHINA DISCOVERY ACQUISITION CORP. By: /s/ Li Wen Shi
Name: Li Wen Shi Title:Chairman

By: /s/ Michael Hsu
Name: Michael Hsu Title:CEO

By: /s/ Beatrice Hom
Name: Beatrice Hom Title: CFO

[Company and Seller signature page follows]

HENAN SMART FOOD COMPANY LIMITED

By:	/s/ Wang Youli
Name:	Wang Youli
Title:	Chairman and Chief Executive Officer

FENLAND INVESTMENTS LIMITED

By:	/s/ Wang Youli
Name:	Wang Youli
Title:

CALENDAR PROFITS LIMITED

By:	/s/ Pinger Zhang
Name:	Pinger Zhang
Title:

HONEST JOY GROUP LIMITED

By:	/s/ K. K. Wong
Name:	K. K. Wong
Title:

WANG YOULI

/s/ Wang Youli
Wang Youli

STOCK PURCHASE AGREEMENT

dated

April 8, 2008

by and among

China Discovery Acquisition Corp., a Cayman Islands exempted limited life company,

as Purchaser,

HeNan Smart Food Company Limited, a Chinese enterprise,

as the Company,

Fenland Investments Limited, a British Virgin Islands company, Calendar Profits Limited, a British Virgin Islands company, and Honest Joy Group Limited, a British Virgin Islands company,

as the Sellers

and

Mr. Wang Youli

as Wang

ARTICLE I DEFINITIONS	1
1.1. Definitions	1
ARTICLE II PURCHASE AND SALE OF COMMON STOCK	6
2.1. Sale of Common Stock	6
2.2. Closing	6
2.3. Purchase Price	7
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE SELLER AND THE COMPANY	8
3.1. Corporate Existence and Power	8
3.2. Corporate Authorization	9
3.3. Charter Documents; Legality	9
3.4. Subsidiaries	9
3.5. Capitalization and Ownership	9
3.6. Affiliates	10
3.7. Assumed Names	10
3.8. Governmental Authorization	10
3.9. Consents	10
3.10. Financial Statements	10
3.11. Accounts Receivable	11
3.12. Books and Records	11
3.13. Absence of Certain Changes	12
3.14. Real Property	14
3.15. Tangible Personal Property	14
3.16. Intellectual Property	15
3.17. Relationships With Customers, Suppliers, Etc.	16
3.18. Litigation	17
3.19. Contracts	17
3.20. Licenses and Permits	18
3.21. Compliance with Laws	19
3.22. Pre-payments	19
3.23. Employees	19
3.24. Compliance with Labor Laws and Agreements	19
3.26. Employment Matters	20
3.27. Tax Matters	20
3.28. Fees	21
3.29. Business Operations; Servers	21
3.30. Powers of Attorney and Suretyships	22
3.31. Other Information	22
3.32. Certain Business Practices	22
3.33. Money Laundering Laws	23

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE SELLERS	23
4.1. Ownership of Stock; Authority.	23
4.2. Approvals	23
4.3. Non-Contravention	24
4.4. Litigation and Claims	24
4.5. Investment Representations	24
4.6. Tax	25
ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT	25
5.1. Due Incorporation	25
5.2. Corporate Authorization	26
5.3. Governmental Authorization	26
5.4. No Violation	26
5.5. Consents	26
5.6. Litigation	26
5.7. Issuance of Purchaser Ordinary Shares	27
5.8. Fees	27
5.9. Charter Documents; Legality	27
5.10. Capitalization and Ownership of the Purchaser	27
5.11. Financial Statements	27
5.12. Other Information	28
5.13. Compliance with Laws	28
5.14. Money Laundering Laws	28
5.15. Ownership of Purchaser Ordinary Shares	28
ARTICLE VI COVENANTS OF THE COMPANY AND THE SELLERS PENDING CLOSING	28
6.1. Conduct of the Business	29
6.2. Access to Information	30
6.3. Notices of Certain Events	31
6.4. SEC Filings	31
6.5. Exclusivity	32
ARTICLE VII COVENANTS OF THE COMPANY AND THE SELLERS	32
7.1. Confidentiality	32
7.2. Non-Solicitation	32
7.3. Non-Competition	33
7.4. Reporting and Compliance With Law	33
7.5. Injunctive Relief	33
ARTICLE VIII COVENANTS OF ALL PARTIES HERETO	34
8.1. Best Efforts; Further Assurances	34
8.2. Confidentiality of Transaction	34
8.3. Best Efforts to Obtain Consents	34
8.4. Tax Matters.	34
8.5. Registration	35
8.6. Procedures on Registration	36

ARTICLE IX CONDITIONS TO CLOSING	37
9.1. Condition to the Obligations of Purchaser, the Sellers, the Selling Group and the Company	37
9.2. Conditions to Obligations of Purchaser	37
9.3. Conditions to Obligations of the Company and the Selling Group	39
ARTICLE X RELIANCE ON REPRESENTATIONS AND WARRANTIES	39
10.1. Reliance on Representations and Warranties of the Company and the Sellers	39
10.2. Reliance on Representations and Warranties of Purchaser	40
ARTICLE XI INDEMNIFICATION	40
11.1. Indemnification of Purchaser	40
11.2. Indemnification of Sellers	40
11.3. Procedure	41
11.4. Periodic Payments	42
11.5. Insurance	42
11.6. Limitations on Indemnification	42
11.7. Survival of Indemnification Rights	43
ARTICLE XII DISPUTE RESOLUTION	43
12.1. Arbitration	43
12.2. Waiver of Jury Trial; Exemplary Damages	45
12.3. Attorneys’ Fees	45
ARTICLE XIII TERMINATION	45
13.1. Termination Without Default	45
13.2. Termination Upon Default	45
13.3. Survival	46
ARTICLE XIV MISCELLANEOUS	46
14.1. Notices	46
14.2. Amendments; No Waivers	47
14.3. Ambiguities	47
14.4. Publicity	48
14.5. Expenses	48
14.6. Successors and Assigns	48
14.7. Governing Law; Jurisdiction	48
14.8. Counterparts; Effectiveness	48
14.9. Entire Agreement	48
14.10. Severability	48
14.11. Captions	49
14.12. Construction	49

Annex C

競天公誠律師事務所
JINGTIAN & GONGCHENG
ATTORNEYS AT LAW
15TH FLOOR, THE UNION PLAZA, 20 CHAOYANGMENWAI DAJIE, BEIJING 100020
TELEPHONE: (86-10) 6588 2200 FACSIMILE: (86-10) 6588 2211

Henan Smart Food Co., Ltd

No. 8 , Wuzhi Xi Huafeng Industial Zone,

He Nan Province

Dear Sirs and Madams,

We are qualified lawyers of the People's Republic of China (the "PRC", for the purpose of this opinion, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan) and as such are qualified to issue this legal opinion on the laws of the PRC.

We have acted as your PRC legal counsel in relation to, inter alia, the establishment and existence of Henan Smart Food Co., Ltd (the "Company" or "Henan Smart") and the Equity Transfer Agreements referenced in Appendix IV hereof.

In this capacity, we have examined the originals or certified copies or otherwise identified to our satisfaction, of documents provided to us by or on behalf of the Company and such other documents, corporate records, licenses, certificates issued by relevant government authorities of the PRC and representatives of the Company and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In examination these documents and for the purpose of giving this opinion, we have assumed that: (a) all documents submitted to us as copies conform to their originals and all documents submitted to us as originals are authentic; (b) all signatures, seals and chops on such documents are genuine; and (c) all facts and information stated or given in such documents other than legal conclusions are true and correct.

For the purpose of this legal opinion, we have also relied on factual representations and confirmations made by the Company with respect to the business currently conducted thereby.

1

This legal opinion is rendered on the basis of the PRC Laws effective as at the date hereof and there is no assurance that any of such laws will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect. Any such changes, amendments or replacement may be made by an order of the President of the PRC or the State Council or, in the case of administrative, regulatory and provincial laws and regulations, by the relevant administrative, regulatory or provincial bodies and may become effective immediately on promulgation.

We do not purport to be an expert on and to be generally familiar with or qualified to express legal opinions based on any laws other than the PRC Laws. Accordingly, we express and imply no opinion herein based on the laws of any jurisdiction other than the PRC.

Based on and subject to the foregoing, we are of the opinion that:

The following terms as used in this opinion are defined as follows:

(a) "Governmental Agencies" mean any court, governmental agency or body or any stock exchange authorities of the PRC;

(b) "Governmental Authorizations" mean all approvals, consents, waivers, sanctions, authorizations, filings, registrations, exemptions, permissions, endorsements, annual inspections, qualifications and licenses required by Governmental Agencies;

(c) "Material Adverse Effect" means any material adverse change, in or affecting the general affairs, management, business, financial position, shareholders' equity, results of operation, or prospects of the Company ;

(d) "PRC Laws" mean all laws, regulations, statutes, orders, decrees, guidelines, notices, judicial interpretations, subordinary legislations of the PRC (other than the laws of the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan).

Based on the foregoing and except for otherwise disclosed in Appendix I of this legal opinion, as of May 5, 2009, we are of the opinion that:

1. The Company has been duly incorporated as a foreign invested enterprise with limited liability and is validly existing under the PRC Laws and its business license is in full force and effect; the equity interests of the Company are owned by 恒俊国际有限公司, and to the best of our knowledge after due and reasonable inquiries, such equity interests are free and clear of all liens,

2

encumbrances, security interest, mortgage, pledge, equities or claims or any third-party right; all the required amount of the registered capital of the Company has been paid in accordance with the relevant PRC Laws or the relevant Articles of Association; the articles of association of the Company comply with the requirements of applicable PRC Laws and are in full force and effect.

2. The Company has full corporate right, power and authority, and has obtained all necessary Governmental Authorizations of and from, and has made all necessary declarations and filings with, all Governmental Agencies to own, license and use its properties, assets and conduct its business; to the best of our knowledge after due and reasonable inquiries, none of the Governmental Agencies is considering modifying, suspending or revoking any such Governmental Authorizations and the Company is in compliance with the provisions of all such Governmental Authorizations in all material respects.

3. The ownership structure of the Company complies with current PRC Laws; the transactions conducted in the PRC involving the Company relating to the establishment of such ownership structure complies with current PRC Laws; to the best of our knowledge after due and reasonable inquires, the business and operations of the Company comply in all material respects with the PRC Laws and no consent, approval or license other than those already obtained is required under the existing PRC Laws for such ownership structures, business and operations.

4. The Equity Transfer Agreements (the "Equity Transfer Agreement") dated March 18, 2009, between 恒俊国际有限公司 and 焦作市滑封食品有限公司 and Ms. Jin Weiping (the "Previous Shareholders") are valid, binding and enforceable under, and will not result in any violation of, PRC Laws. All necessary Governmental Authorizations have been obtained for (a) the Equity Transfer Agreement and (b) the conversion of the Company into a wholly foreign-owned enterprise with limited liability. To the best of our knowledge after due inquiry, the representation and warranties made by the parties in the Equity Transfer Agreement are true, accurate and not misleading in any material respect. The Equity Transfer Agreements are annexed hereto as Appendix IV.

5. The Previous Shareholders obtained the entire equity interest in the Company in full compliance with PRC Laws and had full legal right, power and authority to enter into and deliver the Equity Transfer Agreement and perform its obligations thereunder. Such equity interest was free and clear of any lien, encumbrance, security interest, mortgage, pledge, equity, claim or third-party right immediately prior to the equity transfer contemplated under the Equity Transfer Agreement.

3

6. To the best of our knowledge after due and reasonable inquiries, the Company has obtained, as listed in Appendix II, the land use right certificates in respect of the land owed by it and the housing ownership certificates in respect of the buildings owed by it. Except as disclosed in Appendix I, all the relevant real estate certificates obtained by the Company, in respect of the aforesaid properties, are valid and subsisting and in full force and effect; the Company can legally occupy, transfer, mortgage, or sell the properties to local or foreign corporations or individuals subject to the terms of the real estate certificates.

7. The Company has entered into a lease agreement of buildings located in Qishan of Shanxi Province with the Villagers' Committee of Fengming Town, Qishan County as the lessor (the "Lease Agreement") and the housing ownership certificates of the buildings under such lease have not been provided by the lessor. Therefore, the effectiveness or validity of the Lease Agreement is pending, ie, the Lease Agreement may become void under PRC Laws whereas any entity or person, with valid housing ownership certificates in respect of the buildings under such lease (if exists), asserts claims for the lack of rights of the lessor to dispose the leased buildings. According to Article 8 of the Lease Agreement, the lessor has valid ownership towards all the leased buildings thereof and shall indemnify the Company against any loss or damage due to any dispute in respect of the ownership of the buildings under such lease. The Company has no notice of any material claim of any sort that has been asserted by anyone adverse to its rights under the Lease Agreement or affecting or questioning the rights of the Company to the continued use of the buildings held under such lease.

8. To the best of our knowledge after due inquiry, the Company has no direct or indirect subsidiaries or participations in joint ventures or other entities and does not own, directly or indirectly, any ownership, equity, profits or voting interest in any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or governmental entity or has entered into any agreement or made any commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

4

9. To the best of our knowledge after due inquiry, no labor dispute, or disturbance involving the employees of the company, exists or is imminent or threatened, except such dispute, or disturbance would not, individually or in the aggregate, have a Material Adverse Effect. The Company has complied in all material respects with all employment, labor and similar laws applicable and has made welfare contributions for its employees as required under PRC Laws.

10. Subject to Appendix I, there are no restrictions or limitations under PRC Laws on the ability of the Company to declare and pay dividends to its shareholder, nor any restriction or limitation on the ability of the Company to freely convert such dividends into foreign currencies and remit such dividends out of the PRC, subject to the payment of applicable taxes and the contribution to the reserve fund, enterprise development fund and employee bonus and welfare fund, and the accomplishment of the foreign exchange registration of offshore investment by domestic resident under PRC Laws.

11. Upon due inquiry and investigation, the Company is not delinquent in the payment of any taxes due and there is no tax deficiency which might be assessed against it, and there is no material breach or violation by the Company of any applicable PRC tax laws or regulations.

12. To the best of our knowledge, the Company legally owns or otherwise has the legal right to use, or can acquire on legitimate and reasonable terms, the intellectual property ("Intellectual Property") as currently used or as currently contemplated to be used by the Company, in each case; the Company is not infringing, misappropriating or violating any intellectual property right of any third party in the PRC, and no Intellectual Property beneficially owned by the Company as listed in Appendix III is subject to any outstanding decree, order, injunction, judgment or ruling restricting the use of such Intellectual Property in the PRC that would impair the validity or enforceability of such Intellectual Property, nor has the Company received any notice of any claim of infringement or conflict with any such rights of others, except such conflict, claim or infringement would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

13. To the best of our knowledge, there are no legal, arbitrative or governmental proceedings in the PRC in progress or pending against the Company or to which any property of the Company is the subject, which, if determined adversely to the Company, would individually or in the aggregate have a Material Adverse Effect on the current or future consolidated financial position, shareholders' equity or results of operations of the Company.

14. On August 8, 2006, six PRC Governmental Agencies, namely, the PRC Ministry of Commerce("MOFCOM"), the State Assets Supervision and

5

Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission ("CSRC"), and the State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the "New M&A Rule"), which became effective on September 8, 2006. The New M&A Rule aims to provide specific rules for the acquisition by a foreign investor of domestic enterprise (not a foreign-invested enterprise) in several respects. As Henan Smart Food Co., Ltd is a foreign-invested enterprise since its initial establishment on Oct.17, 1995, the New M&A Rule will not apply in this case.

15. To the best of our knowledge after due and reasonable inquiries, the Company is in compliance with any and all applicable environmental laws in the PRC.

16. To the best of our knowledge after due and reasonable inquiries, except as otherwise disclosed in the Appendix I herein, the Company is not (A) in breach of or in default under any laws, regulations, rules, orders, decrees, guidelines or notices of the PRC; (B) in breach of or in default under any Governmental Authorizations granted by any Governmental Agencies in the PRC; (C) in violation of its articles of association, business licenses or permits or (D) in breach or violation of, or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument disclosed to us and governed by PRC laws to which it is a party or by which it or any of its properties may be bound, except for such default that would not have a Material Adverse Effect on the Company.

17. To the best of our knowledge after due and reasonable inquiries, there are no outstanding guarantees or contingent payment obligations by the Company in respect to indebtedness of third parties which will result in a Material Adverse Effect.

18. To the best of our knowledge after due and reasonable inquiries, the Company has not taken any action or nor have any legal or administrative proceedings been commenced or threatened for the winding up, dissolution or liquidation of the Company or for the suspension, withdrawal, revocation or cancellation of its business license.

This legal opinion and its appendix are intended to be used in the context, which is specifically referred to herein, and each paragraph should be looked at as a whole and no part should be extracted and referred to independently.

6

This opinion is solely for your benefit. It may not be transmitted to or relied upon by anyone else or used for any other purposes or quoted or referred to in any other document or file with anyone without our written consent.

7

(Signature Page)

Yours faithfully

Jingtian & Gongcheng

Jingtian & Gongcheng

8

Appendix I Exceptions

1、The Company (the mortgagor)has imposed mortgage on the buildings listed below (the mortgaged property)to provide security for the loans extended by Wuzhi Branch of China Agricultural Bank (the mortgagee)to Jiaozuo Huanghe Group Corporation (焦作市黄河集团公司)(the obligor) within the limited period for litigation regarding the principal loan agreements executed from Oct. 23, 2007 to Oct. 23, 2009. According to the Real Rights Law of the PRC which became effective on Oct.1, 2007, a mortgagor may not transfer the mortgaged property during the mortgage term without the mortgagee's consent, unless the transferee settles the debts on behalf of the mortgagor thus terminating the mortgage right. Where a mortgagor transfers the mortgaged property during the mortgage term with the consent of the mortgagee, the proceeds of the transfer shall be used for the early repayment of debts to the mortgagee or be submitted to a competent authority for safekeeping. Proceeds exceeding the amount of the debts shall be attributed to the mortgagor, while the obligor shall settle any shortfall. Further, whereas any action of a mortgagor causes a sufficient reduction in value of the mortgaged property, the mortgagee has the right to require the mortgagor cease such actions. In the event that the value of the mortgaged property has been reduced, the mortgagee has the right to require the mortgagor to recover the value of the mortgaged property or to provide a security equal to the reduction in value, if the mortgagor neither recovers the value nor provides any security, the mortgagee has the right for early repayment of debts by the obligor.

List of Mortgaged Property					
No.	**Certificate Number**	**Location**	**Area (square meters)**	**Usage**	**Registration Authority**
1	Wu Fang Quan Zheng Xi Zi No. 00000128	South of Xiwu Road , West Xihuafeng Village ,Xitao	2257.79	office	Real Estate Management Bureau of Wuzhi
2	Wu Fang Quan Zheng Xi Zi No. 00000129	South of Xiwu Road , West Xihuafeng Village ,Xitao	1790.58	industrial factory building	Real Estate Management Bureau of Wuzhi

9

3	Wu Fang Quan Zheng Xi Zi No. 00000134	South of Xiwu Road , West Xihuafeng Village ,Xitao	795.56	industrial factory building	Real Estate Management Bureau of Wuzhi
4	Wu Fang Quan Zheng Xi Zi No. 00000136	South of Xiwu Road , West Xihuafeng Village ,Xitao	826.06	industrial factory building	Real Estate Management Bureau of Wuzhi
5	Wu Fang Quan Zheng Xi Zi No. 00000137	South of Xiwu Road , West Xihuafeng Village ,Xitao	2176.39	industrial factory building	Real Estate Management Bureau of Wuzhi
6	Wu Fang Quan Zheng Xi Zi No. 00000138	South of Xiwu Road , West Xihuafeng Village ,Xitao	1376.23	industrial factory building	Real Estate Management Bureau of Wuzhi
7	Wu Fang Quan Zheng Xi Zi No. 00000145	South of Xiwu Road , West Xihuafeng Village ,Xitao	34.70	industrial factory building	Real Estate Management Bureau of Wuzhi
8	Wu Fang Quan Zheng Xi Zi No. 00000152	North of Xiwu Road , West Xihuafeng Village ,Xitao	1073.00	industrial factory building	Real Estate Management Bureau of Wuzhi

10

9	Wu Fang Quan Zheng Xi Zi No. 00002444	South of Xiwu Road , West Xihuafeng Village ,Xitao Town	2238.50	warehouse	Real Estate Management Bureau of Wuzhi
10	Wu Fang Quan Zheng Xi Zi No. 00002445	South of Xiwu Road , West Xihuafeng Village ,Xitao Town	8270.12	industrial factory building	Real Estate Management Bureau of Wuzhi
11	Wu Fang Quan Zheng Xi Zi No. 00002638	South of Xiwu Road , West Xihuafeng Village ,Xitao	1560.00	warehouse	Real Estate Management Bureau of Wuzhi
12	Wu Fang Quan Zheng Xi Zi No. 00002640	South of Xiwu Road , West Xihuafeng Village ,Xitao	1869.30	warehouse	Real Estate Management Bureau of Wuzhi

2、According to the relevant PRC laws and regulation, profit shall be distributed to the foreign shareholders, who acquire the assets or the equity interests of PRC enterprises, according to the proportion of the consideration actually paid.

3、The relevant domestic residents in this case have applied to the Henan Administration of Foreign Exchange for the foreign exchange registration of offshore investment by domestic resident as required by the Notice of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investment via Overseas Special Purpose Companies (Hui Fa [2005] No. 75) , and we believe there is no legal obstacle to obtain the aforesaid foreign exchange registration.

11

Appendix II Real Estate

1.1 Land

No.	Certificate Number	Location	Area	Usage	Type of Land Use Right	Tenure	Registration Authority
1	Wu Guo Yong (2008) No.108	North of Xiwu Road , Xihuafeng Village, Xitao Town	11773.57 square meters	for industrial use	grant	From Aug.14 2008 to Aug.1 2058	the Land and Resources Bureau of Wuzhi
2	Wu Guo Yong (2008) No.109	South of Xiwu Road , Xihuafeng Village, Xitao Town	120186.94 square meters	for industrial use	grant	From Aug.14 2008 to Aug.1 2058	the Land and Resources Bureau of Wuzhi

1.2 Buildings

No.	Certificate Number	Location	Area	Usage	Registration Authority
1	Wu Fang Quan Zheng Xi Zi No. 00000128	South of Xiwu Road , West Xihuafeng Village ,Xitao Town	2257.79 square meters	office	Real Estate Management Bureau of Wuzhi

12

2	Wu Fang Quan Zheng Xi Zi No. 00000129	South of Xiwu Road , West Xihuafeng Village ,Xitao Town	1790.58 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
3	Wu Fang Quan Zheng Xi Zi No. 00000134	South of Xiwu Road , West Xihuafeng Village ,Xitao Town	795.56 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
4	Wu Fang Quan Zheng Xi Zi No. 00000136	South of Xiwu Road , West Xihuafeng Village ,Xitao Town	826.06 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
5	Wu Fang Quan Zheng Xi Zi No. 00000137	South of Xiwu Road , West Xihuafeng Village ,Xitao Town	2176.39 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
6	Wu Fang Quan Zheng Xi Zi No. 00000138	South of Xiwu Road , West Xihuafeng Village ,Xitao Town	1376.23 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
7	Wu Fang Quan Zheng Xi Zi No. 00000145	South of Xiwu Road , West Xihuafeng Village ,Xitao Town	34.70 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi

13

8	Wu Fang Quan Zheng Xi Zi No. 00000152	North of Xiwu Road , West Xihuafeng Village ,Xitao Town	1073.00 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
9	Wu Fang Quan Zheng Xi Zi No. 00002444	South of Xiwu Road , West Xihuafeng Village ,Xitao Town	2238.50 square meters	warehouse	Real Estate Management Bureau of Wuzhi
10	Wu Fang Quan Zheng Xi Zi No. 00002445	South of Xiwu Road , West Xihuafeng Village ,Xitao Town	8270.12 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
11	Wu Fang Quan Zheng Xi Zi No. 00002638	South of Xiwu Road , West Xihuafeng Village ,Xitao Town	1560.00 square meters	warehouse	Real Estate Management Bureau of Wuzhi
12	Wu Fang Quan Zheng Xi Zi No. 00002640	South of Xiwu Road , West Xihuafeng Village ,Xitao Town	1869.30 square meters	warehouse	Real Estate Management Bureau of Wuzhi

14

13	Wu Fang Quan Zheng Xi Zi No. 00005476	South of Xiwu Road , East Wangshun Village ,Xitao Town	388.24 square meters	other usage	Real Estate Management Bureau of Wuzhi
14	Wu Fang Quan Zheng Xi Zi No. 00005477	South of Xiwu Road , East Wangshun Village ,Xitao Town	388.24 square meters	other usage	Real Estate Management Bureau of Wuzhi
15	Wu Fang Quan Zheng Xi Zi No. 00005478	South of Xiwu Road , East Wangshun Village ,Xitao Town	1815.84 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
16	Wu Fang Quan Zheng Xi Zi No. 00005479	South of Xiwu Road , East Wangshun Village ,Xitao Town	2044.35 square meters	office	Real Estate Management Bureau of Wuzhi
17	Wu Fang Quan Zheng Xi Zi No. 00005480	South of Xiwu Road , East Wangshun Village ,Xitao Town	1815.84 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi

15

18	Wu Fang Quan Zheng Xi Zi No. 00005481	South of Xiwu Road , East Wangshun Village ,Xitao Town	9091.58 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
19	Wu Fang Quan Zheng Xi Zi No. 00005482	South of Xiwu Road , East Wangshun Village ,Xitao Town	9091.58 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
20	Wu Fang Quan Zheng Xi Zi No. 00005483	South of Xiwu Road , East Wangshun Village ,Xitao Town	114.50 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
21	Wu Fang Quan Zheng Xi Zi No. 00005485	South of Xiwu Road , East Wangshun Village ,Xitao Town	32.42 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
22	Wu Fang Quan Zheng Xi Zi No. 00005486	South of Xiwu Road , East Wangshun Village ,Xitao Town	627.39 square meters	other usage	Real Estate Management Bureau of Wuzhi

16

23	Wu Fang Quan Zheng Xi Zi No. 00005489	South of Xiwu Road , East Wangshun Village ,Xitao Town	114.50 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
24	Wu Fang Quan Zheng Xi Zi No. 00005490	South of Xiwu Road , East Wangshun Village ,Xitao Town	1921.04 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
25	Wu Fang Quan Zheng Xi Zi No. 00005491	South of Xiwu Road , East Wangshun Village ,Xitao Town	13157.39 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
26	Wu Fang Quan Zheng Xi Zi No. 00005492	North of Xiwu Road , East Wangshun Village ,Xitao Town	56.28 square meters	other usage	Real Estate Management Bureau of Wuzhi
27	Wu Fang Quan Zheng Xi Zi No. 00005493	North of Xiwu Road , East Wangshun Village ,Xitao Town	2933.69 square meters	warehouse	Real Estate Management Bureau of Wuzhi

17

28	Wu Fang Quan Zheng Xi Zi No. 00005494	North of Xiwu Road , East Wangshun Village ,Xitao Town	6067.18 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
29	Wu Fang Quan Zheng Xi Zi No. 00005495	North of Xiwu Road , East Wangshun Village ,Xitao Town	1318.75 square meters	warehouse	Real Estate Management Bureau of Wuzhi
30	Wu Fang Quan Zheng Xi Zi No. 00005496	North of Xiwu Road , East Wangshun Village ,Xitao Town	366.66 square meters	other usage	Real Estate Management Bureau of Wuzhi
31	Wu Fang Quan Zheng Xi Zi No. 00005497	North of Xiwu Road , East Wangshun Village ,Xitao Town	154.38 square meters	residence	Real Estate Management Bureau of Wuzhi
32	Wu Fang Quan Zheng Xi Zi No. 00005498	North of Xiwu Road , East Wangshun Village ,Xitao Town	4925.63 square meters	other usage	Real Estate Management Bureau of Wuzhi

18

33	Wu Fang Quan Zheng Xi Zi No. 00005499	North of Xiwu Road , East Wangshun Village ,Xitao Town	1039.20 square meters	other usage	Real Estate Management Bureau of Wuzhi
34	Wu Fang Quan Zheng Xi Zi No. 00005500	North of Xiwu Road , East Wangshun Village ,Xitao Town	331.51 square meters	industrial factory building	Real Estate Management Bureau of Wuzhi
35	Wu Fang Quan Zheng Xi Zi No. 00005501	North of Xiwu Road , East Wangshun Village ,Xitao Town	63.59 square meters	warehouse	Real Estate Management Bureau of Wuzhi
36	Wu Fang Quan Zheng Xi Zi No. 00005502	North of Xiwu Road , East Wangshun Village ,Xitao Town	63.59 square meters	warehouse	Real Estate Management Bureau of Wuzhi
37	Wu Fang Quan Zheng Xi Zi No. 00005503	North of Xiwu Road , East Wangshun Village ,Xitao Town	63.59 square meters	warehouse	Real Estate Management Bureau of Wuzhi

19

38	Wu Fang Quan Zheng Xi Zi No. 00005504	North of Xiwu Road , East Wangshun Village ,Xitao Town	63.59 square meters	warehouse	Real Estate Management Bureau of Wuzhi

20

Appendix III Intellectual Property

1.1 Registered Trademarks

No.	Trademark	Trademark No.	Term	Classified Product
1.		No.1017493	2007/05/28 - 2017/05/27	Instant Noodle and Dried Noodle (Class 30)
2.	斯美特	No.1522356	2001/02/14 - 2011/02/13	Instant Noodle, Flour; Candy, Flour Confectionery; Flavorings (Class 30)
3.	斯美特	No.4909805	2008/12/14 - 2018/12/13	Cigar; Cigarette; Match; Cigarette Paper; Cigarette Filter; Cigarette Lighter; Cigarette Filter Tow; Non-precious Metal Cigarette Case; Non-medical Alternative for Cigarette; Non-precious Metal Match Box (Class 34)
4.	斯美特	No.4909808	2008/12/14 - 2018/12/13	Raw Wood; Cereal; Plant; Animal; Fresh Fruit; Fresh Vegetable; Cereal Seed; Distiller's Malt; Animal litter; Feed (Class 31)
5.	斯美特	No.4909809	2008/12/14 - 2018/12/13	Coffee; Tea Drink; Honey; Edible Starch Sugar; Sweet Dumplings; Yeast (powder or piece); Bean Powder; Edible Starch Product; Ice Cream; Meat Tenderizer for Household Purpose; Flavorings; Puffed Fruit and Vegetable Chips; Food Flavorings(except for those contains ether and essential oil) (Class 30)
6.	斯美特	No.4909810	2008/12/14 - 2018/12/13	Meat; Fish(not living); Fruit Confection; Conserved Vegetable; Meat Can; Fruit Salad; Dried Edible Mushroom; Bean Curd Product; Processed Melon Seeds; Jelly (Class 29)
7.	丰禾园	No.4714737	2008/03/07	Instant Noodle; Tea Drink;

21

- 2018/03/06	Flavorings; Dried Noodle; Noodle; Flour Product (Class 30)
8.	思圆	No.1778534	2002/05/28 - 2012/05/27	Instant Noodle (Class 30)
9.	思圓	No.4428275	2007/08/21 - 2017/08/20	Instant Noodle; Cereal Product; Dumpling; Crispy Rice; Edible Starch; Flavorings; Flour; Dried Noodle; Edible Hulled Cereal (Class 30)
10.	十道关	No.4714734	2008/03/07 - 2018/03/06	Instant Noodle; Cereal Product; Dumpling; Tea Drink; Crispy Rice; Edible Starch; Flavorings; Flour; Dried Noodle; Edible Hulled Cereal (Class 30)
11.		No.3200801	2003/07/21 - 2013/07/20	Instant Noodle; Noodle; Biscuit; Instant Rice Noodle; Rice/Bean Noodle; Oat; Corn Flake; Rice Cake ; Flavorings; Cocoa (Class 30)
12.	山陕面馆	No.4714732	2008/03/14 - 2018/03/13	Instant Noodle; Cereal Product; Dumpling; Tea Drink; Crisp Rice; Edible Starch; Flavorings; Flour; Dried Noodle; Edible Hulled Cereal (Class 30)
13.		No.5053712	2008/10/28 - 2018/10/27	Tea Drink; Candy; Biscuit; Rice Dumpling; Flour; Noodle; Instant Noodle; Flavorings; Puffed Fruit and Vegetable Chips; Edible Starch Product (Class 30)
14.		No.5053713	2008/10/28 - 2018/10/27	Tea Drink; Candy; Biscuit; Rice Dumpling; Flour; Noodle; Instant Noodle; Flavorings; Puffed Fruit and Vegetable Chips; Edible Starch Product (Class 30)

22

1.2 Patents

.	包装袋（香辣牛肉面1） Package (Spicy Beef Noodle 1)	ZL2007 3 0102061.X	2008/07/16 - 2017/08/22	Design
2.	包装袋（香辣牛肉面2） Package (Spicy Beef Noodle 2)	ZL 2007 3 0102062.4	2008/07/30 - 2017/08/22	Design
3.	包装袋（香辣牛肉面3） Package (Spicy Beef Noodle 3)	ZL 2007 3 0102063.9	2008/07/16 - 2017/08/22	Design
4.	包装袋（香辣牛肉面4） Package (Spicy Beef Noodle 4)	ZL 2007 3 0102064.3	2008/07/16 - 2017/08/22	Design
5.	包装袋（红烧牛肉面1） Package (Stewed Beef with Brown Sauce Noodle 1)	ZL 2007 3 0102065.8	2008/08/27 - 2017/08/22	Design
6.	包装袋（红烧牛肉面2） Package (Stewed Beef with Brown Sauce Noodle 2)	ZL 2007 3 0102066.2	2008/07/30 - 2017/08/22	Design
7.	包装袋（红烧牛肉面3） Package (Stewed Beef with Brown Sauce Noodle 3)	ZL 2007 3 0102067.7	2008/08/06 - 2017/08/22	Design
8.	包装袋（红烧牛肉面4） Package (Stewed Beef with Brown Sauce Noodle 4)	ZL 2007 3 0102068.1	2008/07/30 - 2017/08/22	Design
9.	包装袋（红油辣肉面） Package (Spicy Pork Noodle)	ZL 2007 3 0102070.9	2008/07/16 - 2017/08/22	Design
10.	包装袋（够味麻辣排骨面） Package (Spicy Hot Sparerib Noodle)	ZL 2007 3 0102069.6	2008/07/16 - 2017/08/22	Design
11.	包装袋（超级131） Package (Super 131)	ZL 2005 3 0100174.7	2006/02/22 - 2015/04/13	Design
12.	包装袋（超级斯美特酸辣肉丝131） Package (Super Smart Sour& Spicy Shredded Pork 131)	ZL 2005 3 0102944.1	2006/06/07 - 2015/09/15	Design
13.	包装袋（超级斯美特香辣牛肉面131） Package (Super Smart Spicy Beef Noodle 131)	ZL 2005 3 0102943.7	2006/08/02 - 2015/09/15	Design
14.	包装袋 (极品思圆山药煲骨汤) Package (Super Siyuan Chinese Yam with Sparerib Soup)	ZL 2005 3 0102947.5	2006/08/02 - 2015/09/15	Design

23

15.	包装袋 (极品思圆椒香大骨汤) Package (Super Siyuan Pepper-flavored Rib Soup)	ZL 2005 3 0102941.8	2006/08/02 - 2015/09/15	Design
16.	包装袋 （脆点） Package (Cuidian)	ZL 2005 3 0100234.5	2006/02/22 - 2015/04/20	Design
17.	包装袋 （食尚 V6） Package (Shishang V6)	ZL 2007 3 0338506.4	2008/10/01 - 2017/10/30	Design
18.	包装袋（够味香辣白菜面131） Package (Spicy Chinese Cabbage Noodle131)	ZL 2005 3 0102942.2	2006/06/07 - 2015/09/15	Design
19.	包装袋 （金装思圆酸辣肉丝面） Package (Golden Siyuan Sour and Spicy Shredded Pork Noodle)	ZL 2005 3 0102939.0	2006/06/07 - 2015/09/15	Design
20.	包装袋（金装思圆浓香排骨面） Package (Golden Siyuan Sparerib Noodle)	ZL 2005 3 0102940.3	2006/06/07 - 2015/09/15	Design
21.	包装袋 （极品思圆花旗参炖乌鸡） Package (Super Siyuan Black-bone Chicken with Ginseng Noodle)	ZL 2005 3 0102948.X	2006/06/07 - 2015/09/15	Design
22.	包装袋 （思远 105） Package (Siyuan 105)	ZL 2005 3 0100175.1	2006/04/05 - 2015/04/13	Design
23.	包装袋 （思远102） Package (Siyuan 102)	ZL 2005 3 0100173.2	2006/02/22 - 2015/04/13	Design
24.	包装袋（够味红烧牛肉面131） Package (Tasty Stewed Beef with Brown Sauce Noodle 131)	ZL 2005 3 0102945.6	2006/06/07 - 2015/09/15	Design
25.	包装袋 （够味香菇炖鸡面131） Package (Tasty Chicken Stewed with Black Mushroom Noodle 131)	ZL 2005 3 0102946.0	2006/08/02 - 2015/09/15	Design

24

股权转让协议

本协议由下列双方于 2009 年 3 月 18 日在河南斯美特食品有限公司订立：

转让方：焦作市滑封食品有限公司（以下简称“甲方”），一家根据中国法律合法设立并有效存续的有限责任公司，住所为武陟县西陶镇西滑封村，法定代表人为王有利，传真为 0391-7566800；

受让方：恒俊国际有限公司（以下简称“乙方”），一家在香港设立并有效存续的有限责任公司，住所为 Room 502-3 Commercial House, 35 Queen's Road Central, Hong Kong，传真为(852)28685002。

鉴于：

1、河南斯美特食品有限公司（以下简称“目标公司”）系依据中国法律合法成立的中外合资经营企业，其注册资本为 425,300 美元；

2、甲方系目标公司的股东，合计共持有目标公司 70%的股权，现拟向乙方转让其所持有的目标公司 70%的股权（以下简称“标的股权”）；

3、双方就甲方拟向乙方转让标的股权事宜（以下简称“股权转让”），经友好协商，达成一致。

因此，双方订立如下协议：

第一条　股权转让

1.1 甲方同意依据本协议条款向乙方转让标的股权，乙方同意依据本协议条款自甲方受让标的股权。

-1-

26

1.2 双方同意，自股权转让完成之日（即标的股权登记于乙方名下之日）起，乙方享有并承担标的股权项下的法定权利和法定义务，甲方不再享有和承担该等权利和义务。

1.3 双方同意，股权转让完成之前，标的股权项下的权利，包括但不限于目标公司的利润，由甲方享有；自股权转让完成之日起，标的股权项下的权利，包括但不限于目标公司的利润，由乙方享有。法律法规另有规定的，从其规定。

1.4 双方同意，除甲方在本协议签署之日前已向乙方明确、充分、完整、准确并无遗漏或误导性陈述的书面披露并经乙方在本协议或本协议签署后的其他文件中书面明确确认和同意的事项外，甲方就标的股权在本协议批准生效之日前所做的其他任何承诺、所发生或存在的义务或者限制性条件，乙方均无义务承担，不论该等承诺或者义务、条件的权利人是目标公司、其他出资者或其他任何人士或机构。甲方做出的未经乙方书面确认和同意的上述任何承诺、所发生或存在的义务或者限制性条件，甲方应自行承担，并应及时、足额补偿乙方因此而产生的损失、费用和其他支出。

第二条 转让价款及支付方式

2.1 双方同意，标的股权的转让价款为人民币 1064.777 万元（即 RMB 1,0647,770）。双方同意，转让价款是以 2008 年 12 月 31 日为评估基准日的"豫瑞华资评报字（2009）第 9 号"评估报告所述的目标公司净资产值的 70%。

2.2 自目标公司领取新的营业执照之日起的一年内，乙方应按下述约定分三次向甲方支付全部股权价款：

2.2.1 自目标公司领取新的营业执照之日起的三个月内，乙方向甲方支付全部股权价款的 30%；

-2-

27

2.2.2 自目标公司领取新的营业执照之日起的四个月至六个月的期间内，乙方向甲方支付全部股权价款的 30%；

2.2.3 自目标公司领取新的营业执照之日起的七个月至十二个月的期间内，乙方向甲方支付全部股权价款的 40%。

第三条 生效

待下列条件全部成就后，本协议立即生效：

（1）双方正式签署本协议；
（2）股权转让取得目标公司内部权力机构批准；及
（3）本协议得到有权审批机关批准。

第四条 声明与保证

4.1 甲方向乙方声明并保证如下：

4.1.1 甲方拥有所需的权力和授权缔结、签署、交付并履行本协议及为履行本协议所需的其他任何文件，本协议及任何该等其他文件生效后，将对甲方构成合法、有效、具约束力及可执行的协议；

4.1.2 甲方签署、交付及履行本协议，不会抵触或导致违反以下任何一项的规定，也不会对以下任何一项构成违约（或按其规定导致行使任何终止的权利）或触犯以下任何一项：(a) 甲方作为一方当事人的任何重要合同，但甲方已经取得合同他方同意的除外；(b) 任何中国法律，或对甲方或其拥有的任何资产有管辖权的任何法院、仲裁庭、政府或政府性机构发出的任何判决、裁决或命令；

-3-

28

4.1.3 至股权转让完成日，甲方对标的股权拥有所有权，并不受任何抵押、质押、留置等担保权益或第三人权利的限制，但在本协议订立之日甲方已向乙方披露的除外；

4.1.4 据甲方所知，自基准日起，目标公司在进行正常业务时是根据以往一贯的做法和按适用的法律经营其业务，及经营、使用、维护、维修机器设备和其他资产，并已尽最大努力保存其完整的业务构架、维持其员工所提供的服务，及与客户、出租人、贷款人、供应商、承包商及其他与其进行交易和建立业务关系的人士保持正常的关系；

4.1.5 除本协议明文约定或拟进行的外，所有甲方订立、交付、履行本协议及目标公司经营其业务所需向各有关政府部门申领、取得或备案的文件、证书、通知、许可证、批文、授权书、同意书、弃权书、档案或注册登记，均已由有关政府部门授予、从有关政府部门取得或向有关政府部门备案或注册登记，且该等文件、证书、通知、许可证、批文、授权书、同意书、弃权书、档案和注册登记均有效。

4.2 乙方向甲方声明、保证及承诺如下：

4.2.1 乙方按香港法律正式成立并有效存续，并有所需的权力和授权拥有、租赁及经营所属财产，及从事其组织章程中所描述的业务；

4.2.2 乙方拥有所需的权力和授权缔结、签署、交付并履行本协议及为履行本协议所需的其他任何文件，本协议及任何该等其他文件生效后，将对乙方构成合法、有效、具约束力及可执行的协议；

4.2.3 乙方签署、交付及履行本协议，不会抵触或导致违反以下任何一项的规定，也不会对以下任何一项构成违约（或按其规定导致行使任何终止的权利）或触犯以下任何一项：(a) 乙方的章程、营业执照或其他类似的组织性文件；(b)

-4-

29

乙方作为一方当事人的任何重要合同，但乙方已经取得合同他方同意的除外；(c) 任何香港法律，或对乙方或其拥有的任何资产有管辖权的任何法院、仲裁庭、政府或政府性机构发出的任何判决、裁决或命令。

第五条　费用承担

甲、乙双方各自承担其因实施本协议而产生的各项税费。双方同意，审批费用、工商变更登记费用、审计费用和资产评估费用等目标公司产生的费用应由目标公司承担，甲、乙任何一方均不承担。

第六条　违约责任

6.1 如果本协议任何一方出现下列任何一种情形，即构成违反本协议：

（1）违反本协议所约定的任何义务或承诺；或

（2）在本协议中所作的声明和保证与事实不符或有误导成份（无论出于善意或恶意）。

6.2 如果发生前述的违反本协议的情形，守约方有权要求违约方在 30 日内进行补正；如果违约方未能在前述限定期限内补正，则守约方有权解除本协议。此外，违约方应赔偿守约方因违约方的违约而给守约方直接或间接造成的一切索赔、损失、责任、赔偿、费用及开支。

第七条　不可抗力

7.1 本协议所述之不可抗力系指签署本协议时不可预见、双方对其发生不可避免、对其后果无法克服的客观情况。这类客观情况包括但不限于地震、台风、洪水、火灾、战争、罢工、暴动、政府行为、法律规定或其适用的变化，或者其

-5-

30

他任何无法预见、避免或者控制的事件，包括在国际商务实践中通常被认定为不可抗力的客观情况。

7.2 如果发生不可抗力，一方在本协议项下受不可抗力影响的义务在不可抗力造成的延误期间自动中止，并且其履行期限应自动延长，延长期间为中止的期间，该方无须为此承担违约责任。

7.3 遇有不可抗力的一方，应在不可抗力发生之日起 10 个工作日内向另一方提供经公证机关公证的有关文件以证明发生了不可抗力事件。

7.4 发生不可抗力，各方应立即进行磋商，寻求一项公正的解决方案，并且要尽一切合理的努力将不可抗力的影响降至最小。

第八条　协议变更、解除或终止

8.1 除本协议另有约定外，本协议于下列情形之一发生时解除：

（1）双方协商一致解除本协议；
（2）因不可抗力致使双方不能实现合同目的；
（3）因一方违约，守约方根据本协议第 6.2 条的规定解除协议；或
（4）本协议被法院或其他有权部门认定无效。

8.2 本协议根据上述第 8.1 款的约定解除时即终止履行。

8.3 本协议因一方违约而解除，不影响守约方要求赔偿损失的权利。

8.4 本协议可以经双方协商一致变更和补充。对本协议的变更和补充应当采用书面形式，由双方正式签署后生效。

-6-

31

第九条　适用法律及争议解决

9.1 双方同意，本协议的签订、履行、解释及争议解决等，均适用中华人民共和国法律。

9.2 凡因签订及履行本协议所发生的或与本协议有关的一切争议，双方应友好协商解决；如果协商不能解决，任何一方可将争议提交位于北京的中国国际贸易仲裁委员会仲裁解决，中国国际贸易仲裁委员会的裁决是终局裁决，对协议各方具有约束力。

9.3 仲裁进行期间，除提交仲裁的争议事项外，双方应继续履行本协议约定的其他各项义务。

第十条　其他

10.1 本协议的任何修改、补充必须以书面形式作成并经双方签署。修改的部分及增加的内容，构成本协议的组成部分。

10.2 未经另一方事先书面同意，任何一方不得让与、或以其他方式转让、或声称让与其在本协议下的全部或任何权利、权益、责任或义务。

10.3 如果本协议的任何条款被法院或其他有权部门认定无效，其他条款的效力不受影响。

10.4 本协议构成双方之间就本协议的标的达成的全部协议，并取代双方于本协议签署前就本协议项下的标的所作的任何口头或者书面的陈述、保证、谅解、意向书、备忘录及协议。

-7-

32

10.5 任何一方根据本协议规定向另一方发出的通知应以书面形式作出，以中文书写，并以特快专递、图文传真发送（其地址见本协议文首列明的双方地址）。如以特快专递方式发送，以邮寄回执上注明的收件日期为送达日期。如以图文传真方式发送，收到传真机发出的确认信息后，视为送达。

10.6 本协议正本一式六份，甲乙双方各执一份、报国家有关审批部门和工商登记机关各一份，目标公司留存二份。每份正本均具同等法律效力。

（以下无正文）

-8-

33

签字页

本协议由双方的法定代表人或授权代表人于本协议文首列明的日期签署，以昭信守。

甲方：焦作市滑封食品有限公司

法定/授权代表：王有利

乙方： 恒俊国际有限公司

法定/授权代表：

-1-

34

股权转让协议

本协议由下列双方于 2009 年 3 月 18 日在【河南斯美特食品有限公司】订立：

转让方：金伟萍（以下简称“甲方”），美国公民，护照号码为【USA027498697】，住所为【5452W.Main ST Skokie IL 60077 U.S.A】，传真为【0532-85631785】。

受让方：恒俊国际有限公司（以下简称“乙方”），一家在香港设立并有效存续的有限责任公司，住所为 Room 502-3 Commercial House, 35 Queen's Road Central, Hong Kong，传真为(852) 28685002 。

鉴于：

1、河南斯美特食品有限公司（以下简称“目标公司”）系依据中国法律合法成立的中外合资经营企业，其注册资本为 425,300 美元；

2、甲方系目标公司的股东，合计共持有目标公司 30%的股权，现拟向乙方转让其所持有的目标公司 30%的股权（以下简称“标的股权”）；

3、双方就甲方拟向乙方转让标的股权事宜（以下简称“股权转让”），经友好协商，达成一致。

因此，双方订立如下协议：

第一条　股权转让

-1-

35

1.1 甲方同意依据本协议条款向乙方转让标的股权，乙方同意依据本协议条款自甲方受让标的股权。

1.2 双方同意，自股权转让完成之日（即标的股权登记于乙方名下之日）起，乙方享有并承担标的股权项下的法定权利和法定义务，甲方不再享有和承担该等权利和义务。

1.3 双方同意，股权转让完成之前，标的股权项下的权利，包括但不限于目标公司的利润，由甲方享有；自股权转让完成之日起，标的股权项下的权利，包括但不限于目标公司的利润，由乙方享有。法律法规另有规定的，从其规定。

1.4 双方同意，除甲方在本协议签署之日前已向乙方明确、充分、完整、准确并无遗漏或误导性陈述的书面披露并经乙方在本协议或本协议签署后的其他文件中书面明确确认和同意的事项外，甲方就标的股权在本协议批准生效之日前所做的其他任何承诺、所发生或存在的义务或者限制性条件，乙方均无义务承担，不论该等承诺或者义务、条件的权利人是目标公司、其他出资者或其他任何人士或机构。甲方做出的未经乙方书面确认和同意的上述任何承诺、所发生或存在的义务或者限制性条件，甲方应自行承担，并应及时、足额补偿乙方因此而产生的损失、费用和其他支出。

第二条　转让价款及支付方式

2.1 双方同意，标的股权的转让价款为人民币 456.333 万元（即 RMB 4,563,330）。双方同意，转让价款是以 2008 年 12 月 31 日为评估基准日的“豫瑞华资评报字（2009）第 9 号”评估报告所述的目标公司净资产值的 30%。

2.2 自目标公司领取新的营业执照之日起的一年内，乙方应按下述约定分三次向甲方支付全部股权价款：

-2-

36

2.2.1 自目标公司领取新的营业执照之日起的三个月内，乙方向甲方支付全部股权价款的 30%；

2.2.2 自目标公司领取新的营业执照之日起的四个月至六个月的期间内，乙方向甲方支付全部股权价款的 30%；

2.2.3 自目标公司领取新的营业执照之日起的七个月至十二个月的期间内，乙方向甲方支付全部股权价款的 40%。

第三条　生效

待下列条件全部成就后，本协议立即生效：

（1）双方正式签署本协议；
（2）股权转让取得目标公司内部权力机构批准；及
（3）本协议得到有权审批机关批准。

第四条　声明与保证

4.1 甲方向乙方声明并保证如下：

4.1.1 甲方拥有所需的权力和授权缔结、签署、交付并履行本协议及为履行本协议所需的其他任何文件，本协议及任何该等其他文件生效后，将对甲方构成合法、有效、具约束力及可执行的协议；

4.1.2 甲方签署、交付及履行本协议，不会抵触或导致违反以下任何一项的规定，也不会对以下任何一项构成违约（或按其规定导致行使任何终止的权利）或触犯以下任何一项：（a）甲方作为一方当事人的任何重要合同，但甲方已经取

-3-

37

得合同他方同意的除外；（b）任何中国法律，或对甲方或其拥有的任何资产有管辖权的任何法院、仲裁庭、政府或政府性机构发出的任何判决、裁决或命令；

4.1.3 至股权转让完成日，甲方对标的股权拥有所有权，并不受任何抵押、质押、留置等担保权益或第三人权利的限制，但在本协议订立之日甲方已向乙方披露的除外；

4.1.4 据甲方所知，自基准日起，目标公司在进行正常业务时是根据以往一贯的做法和按适用的法律经营其业务，及经营、使用、维护、维修机器设备和其他资产，并已尽最大努力保存其完整的业务构架、维持其员工所提供的服务，及与客户、出租人、贷款人、供应商、承包商及其他与其进行交易和建立业务关系的人士保持正常的关系；

4.1.5 除本协议明文约定或拟进行的外，所有甲方订立、交付、履行本协议及目标公司经营其业务所需向各有关政府部门申领、取得或备案的文件、证书、通知、许可证、批文、授权书、同意书、弃权书、档案或注册登记，均已由有关政府部门授予、从有关政府部门取得或向有关政府部门备案或注册登记，且该等文件、证书、通知、许可证、批文、授权书、同意书、弃权书、档案和注册登记均有效。

4.2 乙方向甲方声明、保证及承诺如下：

4.2.1 乙方按香港法律正式成立并有效存续，并有所需的权力和授权拥有、租赁及经营所属财产，及从事其组织章程中所描述的业务；

4.2.2 乙方拥有所需的权力和授权缔结、签署、交付并履行本协议及为履行本协议所需的其他任何文件，本协议及任何该等其他文件生效后，将对乙方构成合法、有效、具约束力及可执行的协议；

-4-

38

4.2.3 乙方签署、交付及履行本协议，不会抵触或导致违反以下任何一项的规定，也不会对以下任何一项构成违约（或按其规定导致行使任何终止的权利）或触犯以下任何一项：(a) 乙方的章程、营业执照或其他类似的组织性文件；(b) 乙方作为一方当事人的任何重要合同，但乙方已经取得合同他方同意的除外；(c) 任何香港法律，或对乙方或其拥有的任何资产有管辖权的任何法院、仲裁庭、政府或政府性机构发出的任何判决、裁决或命令。

第五条 费用承担

甲、乙双方各自承担其因实施本协议而产生的各项税费。双方同意，审批费用、工商变更登记费用、审计费用和资产评估费用等目标公司产生的费用应由目标公司承担，甲、乙任何一方均不承担。

第六条 违约责任

6.1 如果本协议任何一方出现下列任何一种情形，即构成违反本协议：

（1）违反本协议所约定的任何义务或承诺；或
（2）在本协议中所作的声明和保证与事实不符或有误导成份（无论出于善意或恶意）。

6.2 如果发生前述的违反本协议的情形，守约方有权要求违约方在 30 日内进行补正；如果违约方未能在前述限定期限内补正，则守约方有权解除本协议。此外，违约方应赔偿守约方因违约方的违约而给守约方直接或间接造成的一切索赔、损失、责任、赔偿、费用及开支。

第七条 不可抗力

-5-

39

7.1 本协议所述之不可抗力系指签署本协议时不可预见、双方对其发生不可避免、对其后果无法克服的客观情况。这类客观情况包括但不限于地震、台风、洪水、火灾、战争、罢工、暴动、政府行为、法律规定或其适用的变化，或者其他任何无法预见、避免或者控制的事件，包括在国际商务实践中通常被认定为不可抗力的客观情况。

7.2 如果发生不可抗力，一方在本协议项下受不可抗力影响的义务在不可抗力造成的延误期间自动中止，并且其履行期限应自动延长，延长期间为中止的期间，该方无须为此承担违约责任。

7.3 遇有不可抗力的一方，应在不可抗力发生之日起 10 个工作日内向另方提供经公证机关公证的有关文件以证明发生了不可抗力事件。

7.4 发生不可抗力，各方应立即进行磋商，寻求一项公正的解决方案，并且要尽一切合理的努力将不可抗力的影响降至最小。

第八条　协议变更、解除或终止

8.1 除本协议另有约定外，本协议于下列情形之一发生时解除：

（1）双方协商一致解除本协议；
（2）因不可抗力致使双方不能实现合同目的；
（3）因一方违约，守约方根据本协议第 6.2 条的规定解除协议；或
（4）本协议被法院或其他有权部门认定无效。

8.2 本协议根据上述第 8.1 款的约定解除时即终止履行。

8.3 本协议因一方违约而解除，不影响守约方要求赔偿损失的权利。

-6-

40

8.4 本协议可以经双方协商一致变更和补充。对本协议的变更和补充应当采用书面形式，由双方正式签署后生效。

第九条　适用法律及争议解决

9.1 双方同意，本协议的签订、履行、解释及争议解决等，均适用中华人民共和国法律。

9.2 凡因签订及履行本协议所发生的或与本协议有关的一切争议，双方应友好协商解决；如果协商不能解决，任何一方可将争议提交位于北京的中国国际贸易仲裁委员会仲裁解决，中国国际贸易仲裁委员会的裁决是终局裁决，对协议各方具有约束力。

9.3 仲裁进行期间，除提交仲裁的争议事项外，双方应继续履行本协议约定的其他各项义务。

第十条　其他

10.1 本协议的任何修改、补充必须以书面形式作成并经双方签署。修改的部分及增加的内容，构成本协议的组成部分。

10.2 未经另一方事先书面同意，任何一方不得让与、或以其他方式转让、或声称让与其在本协议下的全部或任何权利、权益、责任或义务。

10.3 如果本协议的任何条款被法院或其他有权部门认定无效，其他条款的效力不受影响。

-7-

41

10.4 本协议构成双方之间就本协议的标的达成的全部协议，并取代双方于本协议签署前就本协议项下的标的所作的任何口头或者书面的陈述、保证、谅解、意向书、备忘录及协议。

10.5 任何一方根据本协议规定向另一方发出的通知应以书面形式作出，以中文书写，并以特快专递、图文传真发送（其地址见本协议文首列明的双方地址）。如以特快专递方式发送，以邮寄回执上注明的收件日期为送达日期。如以图文传真方式发送，收到传真机发出的确认信息后，视为送达。

10.6 本协议正本一式六份，甲乙双方各执一份、报国家有关审批部门和工商登记机关各一份，目标公司留存二份。每份正本均具同等法律效力。

（以下无正文）

-8-

42

签字页

本协议由双方的法定代表人或授权代表人于本协议文首列明的日期签署，以昭信守。

甲方：金伟萍

乙方： 恒俊国际有限公司

法定/授权代表：

-1-

43

[PROXY CARD]

P-1